Form 20-F
PINE VALLEY MINING CORP
filed 2003-09-30
CIK 749750

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC  20549



                                      FORM 20-F

[ ]REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
   EXCHANGE ACT OF 1934.
                                         OR

[X]ANNUAL REPORT PURSUANT TO SECTION "13" OR "15(d)" OF THE SECURITIES EXCHANGE
   ACT OF 1934.For the fiscal year ended   March 31, 2003

                                         OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
   ACT OF 1934.

   For the transition period from        to

Commission file number:  0-12660

                      PINE VALLEY MINING CORPORATION
              (Exact name of registrant as specified in its charter)


                      Not Applicable
              (Translation of registrant's name into English)


                      British Columbia, Canada
              (Jurisdiction of incorporation or organization)


                      Suite 501 - 535 Thurlow Street
                      Vancouver, British Columbia, V6E 3L2
              (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.

 None.

Securities to be registered pursuant to Section 12(g) of the Act.

 Common Shares, without par value.
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

 None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

 32,073,269 common shares (Fiscal year end March 31, 2003)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:    X   No: N/A

Indicate by checkmark which financial statement item the registrant has elected to follow:

 Item 17  X   Item 18 _______





                                     FORM 20-F


                                      INDEX


CONVERSION TABLE                                                              3
GLOSSARY OF NAMES AND TERMS                                                   4
FORWARD-LOOKING STATEMENTS                                                    5
PART 1                                                                        5
Item 1 - Identity Of Directors, Senior Management and Advisers                5
Item 2 - Offer Statistics and Expected Timetable                              5
Item 3 - Key Information                                                      5
      A. Selected Financial Data                                              5
      B. Capitalization and Indebtedness                                      7
      C. Reasons for the Offer and Use of Proceeds                            7
      D. Risk Factors                                                         7
Item 4 -Information on the Company                                           12
      A. History and Development of the Company                              12
      B. Business Overview - Description of Properties                       14
      C. Organizational Structure                                            25
      D. Property, Plants and Equipment                                      25
Item 5 - Operating and Financial Review and Prospects                        26
      A. Operating Results                                                   26
      B. Liquidity and Capital Resources                                     33
      C. Research and Development, Patents and Licenses, Etc.                35
      D. Trend Information                                                   36
      E. Off-Balance Sheet Arrangements                                      36
      F. Tabular Disclosure of Contractual Obligations                       36
      G. Safe Harbor                                                         36
ITEM 6 - Directors, Senior Management and Employees                          36
      A. Directors and Senior Management                                     36
      B. Compensation                                                        37
      C. Board Practices                                                     40
      D. Employees                                                           41
      E. Share Ownership                                                     41
ITEM 7 - Major Shareholders and Related Party Transactions                   43
      A. Major Shareholders                                                  43
      B. Related Party Transactions                                          43
      C. Interests of Experts and Counsel                                    45
ITEM 8 - Financial Information                                               45
      A. Consolidated Statements and Other Financial Information             45
      B. Significant Changes                                                 45
ITEM 9 - The Offer and Listing                                               45
      A. Offer and Listing Details                                           45
      B. Plan of Distribution                                                47
      C. Markets                                                             47
      D. Selling Shareholders                                                47
      E. Dilution                                                            47
      F. Expenses of the Issue                                               47
Item 10 - Additional Information                                             48
      A. Share Capital                                                       48
      B. Memorandum and Articles of Association                              48
      C. Material Contracts                                                  49
      D. Exchange Controls                                                   52
      E. Taxation                                                            52
      F. Dividends and Paying Agents                                         54
      G. Statements by Experts                                               54
      H. Documents on Display                                                54
      I. Subsidiary Information                                              54
Item 11 - Quantitative and Qualitative Disclosures about Market Risk         55
Item 12 - Description of Securities Other than Equity Securities             55
PART II                                                                      55
Item 13 - Defaults, Dividends Arrearages and Delinquencies                   55
Item 14 - Material Modifications to the Rights of Security Holders and Use of
          Proceeds                                                           55
Item 15 - Controls and Procedures                                            55
Item 16 - Reserved                                                           55
Item 16A - Audit Committee Financial Expert                                  55
Item 16B - Code of Ethics                                                    55
PART III                                                                     56
Item 17 - Financial Statements                                               56
Item 18 - Financial Statements                                               56
Item 19 - Exhibits                                                           56




CONVERSION TABLE

For ease of reference, the following conversion factors are provided:

1 mile = 1.6093 kilometres
1 metric ton (tonne) = 2,205 pounds
1 foot - 0.305 metres
1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare
1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds
1 imperial gallon = 1.2010 U.S. gallons

GLOSSARY OF NAMES AND TERMS

"BTU":
    A British thermal unit, the amount of heat needed to raise the temperature of 1 pound of water by 1 degree Fahrenheit.

"Coal Rank":
    The qualitative classification of coal from lignite to anthracite based on calorific values and other qualitative characteristics.

"Coke":
    A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.

"Coking Coal":
    It is the same as metallurgical coal. See the definition of metallurgical coal below.

"Deposit":
    A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of a commodity, metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

"Metallurgical Coal":
    Means the various grades of coal suitable for carbonization used to make coke for steel manufacture.

"Net Profits":
    Profits resulting from metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"Pulverized Coal Injection" or "PCI":
    Refers to that step in the integrated steel mill process where coal is pulverized and injected into a blast furnace. The grades of coal used in the process are generally non-coking. In the integrated steel mill process pulverized coal injection grade coal is used primarily as a heat source in partial replacement of high quality coking coals which are typically more expensive.

"Reclamation":
    Means the restoration of land and the surrounding environment of a mining site after the coal or metal is extracted.

"Recoverable Coal Reserves":
    Refers to that portion of the coal in mineable seams that can be recovered with the mining techniques considered in the feasibility study of a specific project. In a surface mining scenario recoverable coal would exclude mining losses from the top and bottom of the seam and adjacent to removable internal rock partings, as well as allowances for surface facilities, spoil piles, etc., under which mining would be conducted.

"Royalty":
    A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration and capital and operating costs.

"Ore":
    A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.

"Seam":
    Means a three dimensional zone consisting of one or more layers of coal, which may be separated by one or more thin layers of rock.

"Thermal Coal":
    Means coal used for its heating value by power plant and industrial steam boilers to produce electricity or process steam.

"Ton":
    Short ton (2,000 pounds)

"Tonne (t)":
    Metric tonne (1,000 kilograms)


                             FORWARD-LOOKING STATEMENTS

Pine Valley Mining Corporation (the "Company") cautions you that certain important factors (including without limitation those set forth in this Report) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Report, or that are otherwise made by or on behalf of the Company. See
Item 5G of this Report for further discussion regarding such forward-looking statements.


PART 1

Item 1 - Identity Of Directors, Senior Management and Advisers

Not applicable.

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five years ended March 31, 2003 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") in Canadian dollars. The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") in Canadian dollars. This selected consolidated financial data includes the accounts of our subsidiaries.

                                            Years ended March 31

                         2003         2002      2001        2000        1999
                         $CDN         $CDN      $CDN        $CDN        $CDN
Revenues
  Canadian GAAP            -             -         -        -           -
  US GAAP                          2,348,587       -        -           -

(Loss) from continuing
operations and net loss for
the year
 Canadian GAAP      (3,457,839)  (2,340,558)   (694,160)  (430,539)  (239,086)
 US GAAP              (851,000)  (2,765,739) (5,586,139)  (654,332)  (619,695)

(Loss) per share
 Canadian GAAP         (0.12)       (0.12)        (0.04)     (0.03)    (0.01)
 US GAAP               (0.03)       (0.14)        (0.30)     (0.04)    (0.04)

Total assets
 Canadian GAAP      11,124,817   15,049,644  12,692,376  7,933,634  7,650,167
 US GAAP               801,736    2,073,469      91,422    224,619    192,585

Net assets
 Canadian GAAP     10,338,945    10,853,536   8,194,660  7,754,270  7,069,500
 US GAAP             (115,386)   (2,122,639) (4,406,334)    45,255   (388,082)

Deficit
 Canadian GAAP (17,904,526) (14,446,687) (12,106,129) (11,411,969) (10,981,430)

Long-term debt
 Canadian GAAP          -         -          -            -             -

Interest expense on
convertible debt
 Canadian GAAP         -          -          -             27,640        3,455

Mineral property exploration
costs
 Canadian GAAP     (2,603,094)     (425,181)  (4,891,979)  (251,433)  (384,064)

Capital stock
 Canadian GAAP     26,423,896   23,207,462  19,268,028  18,913,478  17,756,704

Cash dividends declared
 Canadian GAAP         -          -            -            -             -

Weighted average number of
common shares outstanding
               28,318,672    20,007,894   18,749,353   16,998,512   16,116,495

See Item 5, Operating and Financial Review and Prospects, Section A Operating Results, Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements for comments on reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Report.

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN").

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 1999 to March 31, 2003 were as follows:

                              U.S. DOLLARS PER $1.00 (CDN.)
                                 Years ended March 31

                      2003         2002       2001       2000         1999
  High               .6823        .6559      .6983      .6917        .7159
  Low                .6252        .6219      .6525      .6391        .6307
  Average            .6457        .6330      .6786      .6683        .6843
  End of Period      .6806        .6275      .6534      .6801        .6486

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each month from March 1, 2003 to September 26, 2003 were as follows:

                             U.S. DOLLARS PER $1.00 (CDN.)
                                      Monthly 2003


            March    April     May     June     July     August    September
  High     .6823    .6976     .7437   .7495    .7483    .7228          .7423
  Low      .6708    .6736     .7031   .7268    .7084    .7093          .7206

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Going Concern Issues, History of Net Losses, and Likelihood of Future Losses

The Company's ability to remain as a going concern is dependent on additional capital being raised to fund future operations and on-going and development activities.

We are an exploration stage company without significant revenues and we have relied on equity financing to continue operations. We have been successful in raising financing in the past, but there is no assurance that we will be able to continue raising financing in the future. The aggregate of our net losses (accumulated deficit) of $17,904,526 to March 31, 2003, has been financed by private placements and the exercise of stock options and warrants.

The marketability of our products and services may be affected by numerous factors beyond our control. These factors include market fluctuations, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. The exact effect of these factors cannot be accurately predicted.

We have minimal revenues and there is no assurance that we will attain significant revenue and operate at a profitable level in the future. In addition, the future prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing new businesses which can be characterized by intense competition and rapidly changing events.

There can be no assurance that our financial forecasts will be achieved.

Uncertainty of Additional Financing and Possible Dilution to Shareholders

We have limited financial resources and there is no assurance that additional funding will be available to allow us to fulfill our obligations on existing projects or businesses. Failure to obtain additional financing could result in delay or indefinite postponement of further business activity and the possible, partial or total loss of some or all our interest in certain assets. Even if we are successful in raising capital through private placements or otherwise, there can be no assurance that any such financing would be available in a timely manner or on terms acceptable to us and its current shareholders. Any additional equity financing could be dilutive to the then-existing shareholders and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

There can be no assurance that we will be able to continue to raise funds in which case we may be unable to meet our obligations. Should we be unable to realize on our assets and discharge our liabilities in the normal course of business, the net realizable value of our assets may be materially less than the amounts recorded on the balance sheets and would accordingly cast substantial doubt on our ability to continue as a going concern.

Exploration and Development Risks

All of the property interest owned by the Company or in which it has an option to earn an interest are in the exploration stages only and are without a known body of commercial ore. The Company has received a positive feasibility study on its Pine Valley project, nevertheless development of the Pine Valley project or other of the Company's mineral properties remain subject to the successful arrangement of many issues, to which no assurances of a successful conclusion can be provided. These issues include but are not limited to financing to develop the mine, contracts to design and build the mine and mine infrastructure, the availability and purchase of suitable equipment and contracts to transport and sell the coal product. Mineral exploration and development involves a high degree of risk and few properties are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore or the development of any commercial bodies of ore. The long-term profitability of the Company's operation will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical process to extract the coal or metal from the ore and, in the case of new properties to develop the mining and processing facilities and infrastructure at any site chosen for mining. See also "Risk Factors - Uncertainty of Additional Financing and Possible Dilution to Shareholders". Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that coal or minerals will be discovered in sufficient quantities or grades to justify commercial operation or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties unusual or unexpected geological formations and work interruptions. In addition the grade of ore ultimately mined may differ from that indicated by drilling results. Short-term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades may also have an adverse effect on mining operations and on the results of operations. Material changes in ore reserves, coal quality, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life of the profitability of current or future operations.

Operating Hazards and Risks

Mineral exploration involves risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest may be subject to unusual or unexpected formations, cave-ins, equipment breakdown, rugged terrain, wildlife hazards and harsh weather conditions, all of which could result in work stoppages, damage to property, and possible environmental damage. The Company does not presently have insurance, in any significant amounts, covering the Willow Creek Property and Indin Lake Property and does not presently intend to obtain liability insurance in an amount which it would consider adequate; the nature of the risks associated with the Company's activities is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Title Matters

While the Company has reviewed and is satisfied with the title for any property in which it has a material interest and, to the best of its knowledge, such title is in good standing, there is no guarantee that title to such claims will not be challenged or impugned.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, directors of the Company who also serve as directors of other companies in the same industry may be presented with business opportunities that are made available to such competing companies and not to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest that they may have in any project or opportunity of the Company, and to abstain from voting on such matter.

Competition and Agreements with Other Parties

The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial means and technical facilities. Significant competition exists for the limited number of mineral acquisition opportunities available. As a result of this competition, the Company's ability to acquire additional attractive mining properties on terms it considers acceptable may be adversely affected.

The Company may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share costs, the Company may be unable to finance the costs required to complete the recommended programs.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any coal or minerals discovered. Significant price movements over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of coal and minerals and therefore the economic viability of any of the Company's projects cannot accurately be predicated. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

Environmental Regulation

All phases of the Company's operations in Canada are subject to environmental regulations. Environmental legislation in Canada is evolving in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Legislation and regulations implemented by the Government of British Columbia directly affect the mining industry in the province of British Columbia, where the Company owns its Willow Creek Property. Legislation and regulations implemented by the Northwest Territories directly affect the mining industry in the Northwest Territories, where the Company owns an interest in the Indin Lake Property. In particular, the Company must provide prior notice and a description of the planned exploration work before the commencement of the work.

Although compliance with such laws is not presently a significant factor in the Company's operations, there is no assurance that the compliance with future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Possible Issuance of Additional Shares in the Future

Our Memorandum of our Company authorizes the issuance of 100,000,000 shares of common stock without par value. We may issue some or all of such shares to acquire one or more businesses or other types of property or to provide additional financing. The issuance of those shares may result in a reduction of the book value or market price of our outstanding shares. The issuance of any additional shares will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change of our voting control.

Dependence Upon Key Personnel to Have Successful Operations

The success of our operations and activities is dependent to a significant extent on the efforts and abilities of our management. The loss of services of any of our management could have a material adverse effect. We do not maintain key man insurance on any of our management.

Foreign Exchange Fluctuations

We do not hedge currency risk. All of our business operations are in Canada and we normally export our coal products. If there were a large fluctuation in the exchange rates between Canada and the United States, this could impact on our profitability.

As a result, we are subject to foreign currency fluctuations that could adversely affect our financial position and results.

Dividend Policy Dependent On Successful Operations and Capital Needs

We have never paid dividends on our common stock and cannot anticipate paying any dividends on our common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of our board of directors Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, if any, and such other factors as our board of directors may deem relevant.

Risk of "Penny Stock"

The disclosure requirements often have the effect of reducing the level of trading activity in any secondary market for a stock that becomes subject to the penny stock rules, and accordingly, investors may find it difficult to sell their shares, if at all.

The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system
(NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 USD (if the issuer has been in continuous operation for at least three years) or $5,000,000 USD (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 USD for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g(c) 2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be penny stock.

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Forward Looking Statements

This Report contains forward looking statements concerning the Company's operations, economic performance and financial condition, including in particular, the likelihood of the Company's success in operating as an independent company and developing and expanding its business. These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's future results. All such forward-looking statements are qualified by reference to matters discussed under this section entitled "Risk Factors."

Item 4 -Information on the Company

A. History and Development of the Company

Pine Valley Mining Corporation is engaged in prospecting, acquiring and developing mining properties, although it is not prohibited from engaging in any business. Prior to March 5, 1993, the Company was known as New Lintex Minerals Ltd., and all prior filing with the Securities and Exchange Commission refer to such priorness. The Company was organized on March 5, 1993 under the British Columbia Company Act under the name "Globaltex Industries Inc." pursuant to the amalgamation of New Lintex Minerals Ltd., a public British Columbia corporation, SEC File No. 0-12660 ("New Lintex"), and Willow Creek Coal Ltd., ("Willow Creek") a wholly owned subsidiary of A.L.M. Associates Corp ("A.L.M."). The Company changed its name from "Globaltex Industries Inc." to "Pine Valley Mining Corporation" on May 13, 2003.

The Company's principal place of business is located at:

#501 - 535 Thurlow Street
Vancouver, British Columbia, Canada  V6E 3L2
Telephone:  604.682.4678
Facsimile:  604.682.4698
E-mail:  pinevalley@radiant.net

The Company's registered office is located at:

3000 Royal Centre, P.O. Box 11130
1055 West Georgia Street
Vancouver, British Columbia, Canada  V6E 3R3

The contact person is:  Mark Fields, Executive Vice-President, Secretary &
Director

The Company has 100,000,000 common shares without par value authorized. At March 31, 2003, the end of the Company's most recent fiscal year, there were 32,073,269 common shares issued and outstanding. At September 22, 2003, there were 38,229,519 common shares issued and outstanding.

The Company's common shares trade on the TSX Venture Exchange ("TSX-V") in Vancouver, British Columbia, Canada under the symbol "PVM" and on the OTC Bulletin Board in the United States under the symbol "PVMCF". Canada is the place of domicile for the Company.

The Company's fiscal year end is March 31st in each year.

The Company has interests in two mining properties located in Canada. These properties consist of: (1) the Willow Creek Joint Venture; and (2) the Indin Lake Gold Property.

During the year ended March 31, 1996, the Company entered into the Willow Creek Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Canada Ltd, ("Mitsui Matsushima") and BCR Venture Inc.("BCR") a wholly owned subsidiary of BC Railway Company ("BC Rail") to form the Willow Creek Joint Venture ("Willow Creek Joint Venture"). The purpose of the Willow Creek Joint Venture is to develop a low cost coal mine. Under the Agreement, Mitsui Matsushima and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Willow Creek Joint Venture, and a best efforts commitment to obtain project financing.

During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the Willow Creek Joint Venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at March 31, 2003 which recognizes the difference between the property carrying value and the transfer value to the Willow Creek Joint Venture to the extent of the interests of Mitsui Matsushima.

On March 10, 2003 the Company's wholly owned subsidiary, Falls Mountain Coal Inc., and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing.

At March 31, 2003, the Company had recorded costs for a total of $10,423,081 (2002 - $13,026,175; 2001 - 12,600,994) on exploration and acquisition on the two properties in which it still retains an interest.


B. Business Overview - Description of Properties

In September 2003, the Company has interests in the Willow Creek Coal Project and the Indin Lake Property.

Willow Creek Coal Project

History

Before the joint venture agreement described in the following section was made, the Company owned a 100% interest in fourteen coal licenses called the Willow Creek Coal Licenses. The Company acquired a 100% interest in the Willow Creek Licenses from the amalgamation with Willow Creek Coal Ltd. ("Willow Creek"), which had acquired these licenses from a group including James W. McLeod (the "McLeod Group") by way of an Assignment of Coal Licenses dated April 29, 1992. Similarly, the Company acquired other assets from the McLeod Group, including various mining reports, information and maps on the Willow Creek Coal Deposit, a feasibility study on the Willow Creek Coal Deposit, an environmental and socio-economic study, diamond drill logs, gamma ray neutron logs and assay reports, as well as the Pine River Bridge spanning the Pine River. The Willow Creek Coal licenses comprise what is referred to as the Willow Creek Coal property.

The purchase price for the Willow Creek Coal Property was $580,000 in cash and negotiable securities. The McLeod Group, as a consequence of default and termination of a previous option agreement, reacquired title to the Willow Creek Coal Property from a previous optionee on August 31, 1990. On or about August 31, 1990, the McLeod Group granted to Orval Gillespie, the President of New Lintex , and certain of his associates (the "Gillespie Group"), the right to arrange for a purchaser for the Willow Creek Coal Property. In this connection, the Gillespie Group personally pledged certain cash and negotiable securities to pay off debt in relation to the Willow Creek Coal Property. In addition, the Gillespie Group agreed to pay all ongoing expenses to keep the Willow Creek Coal Licenses in good standing.

The Gillespie Group introduced the Willow Creek Coal Property to A.L.M., and assisted in its financing by personally guaranteeing some of the purchase price of the Willow Creek Coal Property. To effect the acquisition, A.L.M. formed Willow Creek as a wholly owned British Columbia subsidiary. Subsequently, the directors of New Lintex and Willow Creek approved the transaction. Willow Creek reimbursed the Gillespie Group the sum of $112,414 for their direct costs in license fees paid for the years 1989 to 1991, inclusive, to maintain the Willow Creek Coal Licenses in good standing.

Following the acquisition of the Willow Creek Coal Property, Willow Creek commissioned, at a cost of $4,918, a Summary report on the property prepared by K.G Collins, P. Eng., a director of New Lintex, dated May 1992. Harold M. Jones & Associates, Inc., Consulting Geologists, reviewed the report and found it a factual and concise summary of all the data generated with respect to the Willow Creek Coal Licenses during the 1979 through 1981 exploration programs on the Property. The report summarizes the results of previous reports prepared by G. A. Noel, P. Eng., a consulting geologist and his associates, A.S. Marton B.Sc., and H.M. Jones, P. Eng. In addition, Kilborn Engineering Ltd. prepared a full technical and financial feasibility study for the development and mining of the deposit by underground mining methods (the "Kilborn Report").

Previous exploration work during 1979-81 on the Willow Creek coal licenses included geological mapping, trenching, sampling and diamond drilling. The work, which included forty-six HQ size diamond drill holes and more than forty trenches, identified eight significant coal zones. The total of all measured, indicated and inferred coal resources is 72,927,759 tonnes (Noel, Marton, Jones 1980-81, Cholach 1982), most of which is underground coal.

Falls Mountain Coal Inc. ("Falls Mountain"), a wholly owned subsidiary of Pine Valley Mining Corporation, acquired a 100% interest in the Pine Pass Properties from IDI Resource Technologies Inc. by way of a purchase agreement dated February 1994 for a consideration of 80,000 shares of common stock from the Company's treasury for a deemed value of $96,000.

Willow Creek Joint Venture

The Company and Falls Mountain on February 16, 1996 entered into a Joint Venture Agreement (the "Agreement") with respect to the Willow Creek Coal Project with Mitsui Matsushima Canada Ltd., a wholly owned subsidiary of Mitsui Matsushima Co. Ltd. ("Mitsui Matsushima"), and BCR Ventures Inc., a wholly-owned subsidiary of BC Rail Ltd. ("BCR"). The purpose of the joint venture ("Joint Venture") is to develop a coal mine. A new company, Pine Valley Coal Ltd., has been set up as the operator and is directed by a Joint Venture Management Committee. BC Rail, a crown corporation owned by the Province of British Columbia, owns and operates the rail system serving northeast British Columbia; its main line runs adjacent to the proposed Willow Creek operation. BC Rail is looking to this joint venture to develop coal tonnage from the northeast. It entered into the joint venture in order to participate in joint-venture opportunities, which have the potential to generate new traffic opportunities for its core rail freight business. Mitsui Matsushima is a major Japanese coal mining company. Mitsui Matsushima has been doing coal business for over 80 years, and is now actively proceeding with the expansion of its overseas coal business outside Japan, including in Canada.

Under the Agreement, Falls Mountain contributed 25 coal licenses which it owned together with other assets in connection with its exploration activities at Willow Creek. The licenses and assets were transferred in trust to the Joint Venture in return for a capital account of $2,500,000, wherein Mitsui Matsushima and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Joint Venture and a best efforts to obtain project financing. The property now includes one Coal Lease, comprising twenty-one of the original Coal Licenses, and fifteen Coal Licenses, giving a total coal land area of 10,566 hectares. In March 2003, Falls Mountain applied for further Coal Licenses adjacent to the current property area to acquire the coal rights to a further 2,930 hectares. The application is still in process.

On January 8, 2001, the Company purchased a one-third interest from BC Rail for $3.9 million, thus increasing its ownership to 66.67%. Mitsui Matsushima owns the balance of 33.33%. As at March 31, 2003, the total joint venturers' equity in the Willow Creek coal project was $10,830,000. Under the Agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract, and have contracted with Mitsui Matsushima to market the coal worldwide during the life of the project. The Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia the Company will cease to have any representation on or right to vote on the management committee of the Joint Venture.

The project is overseen by a management committee comprised of two members of each joint venture party that retain the operator, Pine Valley Coal Ltd., a corporation owned equally by the joint venture parties.

The project is expected to be financed, to the extent possible, from external debt financing on a non-recourse basis. The management committee will be entitled to make a cash call on the joint venture parties if the joint venture requires additional funding. Failure to meet a cash call will result in the party failing to pay being diluted. When a participant's interest is diluted to less than 20%, it will lose its voting rights with respect to the project.

On March 10, 2003 the Company, Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing. The Company has guaranteed Falls Mountain's obligations under the Sale and Purchase Agreement and will pledge its shares in Falls Mountain to secure the breakup fee.

Willow Creek Project Description

The Willow Creek property ("Property") is 200 km northeast of Prince George And 45 km west of Chetwynd, B.C. (Figure 1). It is in the Liard Mining Division at latitude 55036' N; longitude 122017' W on National Topographic Series Map 93O/9 Access to the area is via the John Hart Highway (Highway 97), which is an all- weather paved highway connecting the Peace River District with the city of Prince George. At the property, the highway lies along the north bank of the Pine River; secondary and tertiary roads provide access to most parts of the Property. A substantial bridge provides access across the Pine River from the highway to the proposed plant site, which is adjacent to the proposed mining areas on the coal deposit. The bridge may require upgrading to serve the mining operation. The principal access road within the property is the Willow Creek Forestry Road which will be upgraded for use as a haulage road.

Pine Pass is a transportation corridor within which lie the John Hart Highway and the BC Rail main line (from Prince George to the Peace River District), which crosses the property along the south side of the Pine River adjacent to the proposed plant site and clean coal storage areas. In addition, natural gas is available 2 km from the property, and a power supply is available 2 km from the plant site. The latter would require upgrading along Highway 97 from the town of Hasler to the mine site. BC Rail provides direct rail access to the port of Vancouver, BC, or indirect access, via Canadian National railway at Prince George, to the Ridley Island coal port at Prince Rupert, BC. The Peace River District is serviced by scheduled airline flights to the cities of Dawson Creek, Fort St. John and Prince George, which are 148 km, 203 km and 265 km respectively from the property.

The property is in the Rocky Mountain Inner Foothills physiographical region, and has relatively low, rounded, northwest-trending ridges and valleys. It is dissected by the 1.5 km wide Pine River Valley. Elevations range from 630 m to 1,300 m.

The forest consists of jackpine and minor spruce with little underbrush except in wet areas adjacent to creeks and seepages. The climate is northern temperate with temperatures ranging from a maximum of 320C to a minimum of 480C The mean total annual precipitation in the region is 425 mm. Coal was observed in the Peace River District by Alexander Mackenzie's party during their journey to the Pacific Ocean in 1793. Development of the area was hindered by the lack of railway transportation. During the period from 1946 to 1949, drilling and trenching were done on coal prospects in the area of the Willow Creek Project by the British Columbia Department of Mines' Coal Division in anticipation of improved transportation to be afforded by a proposed railway line along the Pine River Valley. In 1973, the Pine Pass Coal Company drilled five diamond drill holes at the headwaters of Willow and Johnson creeks, which confirmed the presence of thick coal seams in the Gething Formation in this area. Semper Resources Ltd., which later amalgamated with David Minerals Ltd., explored the Gething Formation in the Willow Creek area in 1980 and 1981. Semper excavated 42 trenches and drilled 46 diamond drill holes. Subsequently, Kilborn Engineering used the resulting data to prepare a feasibility study for an underground coal mine in the area presently being studied by Pine Valley.

In 1993, Pine Valley Mining Corporation acquired the original 14 Coal Licenses. Since that time, the property was increased in size to its present 15 Coal Licenses (as listed below) plus a Coal Lease (#15) that covers 21 former Coal Licenses.


    Coal          Land          Map
    License No    District      Reference   Block       Units             Area
    327314        Peace River   93O/9       B     49,50,59,60    Falling Creek
    327316        Peace River   93O/9       C     63,64,73,74    Falling Creek
    327318        Peace River   93O/9       C     83,84,93,94    Falling Creek
    327320        Peace River   93O/9       C     41,42,51,52    Falling Creek
    327321        Peace River   93O/9       C     61,62,71,72    Falling Creek
    347215        Peace River   93O/9       B     29,30,39,40    Falling Creek
    347216        Peace River   93O/9       B     27,28,37,38    Falling Creek
    347217        Peace River   93O/9       B      7,8,17,18     Falling Creek
    347218        Peace River   93O/9       B      5,6,15,16     Falling Creek
    327312        Peace River   93O/9       F    27,28,37,38         Pine Pass
    327313        Peace River   93O/9       F    29,30,39,40         Pine Pass
    347214        Peace River   993O/       L     1,2,11,12          Pine Pass
    384195        Peace River   93O/9       F    65,66,75,76    Crassier Creek
    384196        Peace River   93O/9       F    45,46.55,56    Crassier Creek
    384197        Peace River   93O/9       F    43,44,53,54    Crassier Creek

In March 2003, Falls Mountain applied for further Coal Licenses adjacent to The current property area to acquire the coal rights to a further 2,930 hectares. The application is still in process.

Feasibility Study Results

In 1996, Pine Valley Coal Ltd. commissioned Norwest to prepare a bankable feasibility study for an open pit mine. The study was completed in July, 1997 for the use of the joint venture participants. Subsequently, additional mine design was done by Norwest which resulted in a further report ("Semi-detailed Mine Design Report") in February 1998. A detailed feasibility study (the "Feasibility Study") was completed on January 14, 1999 by Norwest, Cochrane PBK Engineering, Piteau Associates and Agra Earth & Environmental.

An update of the 1999 feasibility study focused on updating the costs and revenues to 2002 was completed Norwest in September, 2002. The Company is currently studying a series of initiatives designed to lower capital and operating costs in an attempt to negate negative impacts from things such as exchange rate movements. The Company is not currently in a position to accurately estimate the financial impact of these initiatives as a whole.

The 2002 feasibility study estimated initial capital costs of approximately $24.1 million to fully equip the site and begin production. Annual production was based on an average 950,000 tonnes (1,045,000 tons) of coal from open pits with a strip ratio of run of mine coal to waste rock of approximately 3.6:1 for the life of mine. The report estimated the operating and processing costs would be $25.09 per tonne of coal production. The exchange rate used was US$1.00 =CDN$1.55. While using a base case 14-year life and recoverable coal reserves of 15.2 million tonnes of run of mine coal, the report also indicated there appears to be significant potential for improvements by increasing the mine life and/or annual production through delineation of increased reserves and utilizing recent processing advancements. The economic factors to which the project is sensitive to include the exchange rate, coal prices, infrastructure, operating and capital costs. All major mobile mining and support equipment will be leased.

The 2002 feasibility study mine plans were developed for two mining areas referred to as North and Central. The plans provided the flexibility to accommodate a variety of pit sequencing options to achieve a coal release schedule to meet product requirements. The topography is steep but not severe and is favorable with respect to drainage and haulage. The pits vary in size and geometry, with depths ranging from approximately 40m to more than 150m.

The mining and production logistics were complex. During the project a total of six pits would be mined and each pit had a number of phases scheduled to aid in maximizing the economic return, leveling annual strip ratios and to maximize back-filling. Several pits need to be in production at any particular time because of the two-product production and associated component blending, the seam geometry and topography. The average yield after washing the coal is expected to be 79.5 per cent and the resultant saleable coal was 12.3Mt coal. The coal reserves and resources were calculated using data generated in 1981 and 1994-1997 from 358 open drill holes and 214 cored drill holes totalling 33,709m. Coal samples were obtained from the cored holes. Down-the-hole geophysics was done in all the open holes and most of the cored holes in order to correlate intersections of the various coal seams.

The coal measures of current interest on the property belong to the lower Cretaceous Gething Formation. Although the Gething is known to be coal Bearing the Willow Creek mine would be the first to exploit its coal on a major scale. The Willow Creek geology is typical of other Western Canadian mountain coal mines, characterized by folding and faulting in a moderately to steeply dipping multi-seam deposit.

The 2002 feasibility study considered eight seams for mining; the upper five seams to be blended for a metallurgical coking product, and the lower three seams to be blended for a low-volatile product for pulverized coal injection
(PCI). The economic seams vary in true thickness from the minimum mining thickness of 1m to in excess of 7m (combined coal and parting, with in excess of 5m of coal), with an aggregate true thickness of 20m over the total mining section. The majority of the tonnage is the PCI product.

A primary consideration for the specification of major mining equipment is the need to selectively mine the dipping, multi-seam deposit. Owing to the confined working area and multiple working faces, the use of electric-powered equipment is not practical; therefore the equipment used will be diesel-powered. In addition to the configuration of the seams, production levels, topography, and surface area of the individual pit benches, are important factors affecting equipment selection.

Sizing of the major mining equipment is based on the assumption that the truck fleet will haul both waste and coal. The 2002 feasibility study considered productivity, break-out force, the ability to selectively mine the coal units and partings, and mobility and identified as appropriate a 7.0 cubic metre backhoe for coal combined with a 10.7 cubic metre front-end-loader for waste. The most economical fleet option included four, later expanding to six, 97t trucks. Production drilling could be carried out with one 230mm blasthole drill.

The planned mine support equipment included two dozers, a grader and a scraper. The dozer work included dump and road construction and maintenance, ripping frost and hard materials as required, coal cleaning and parting removal, drill pad preparation, and backhoe pad leveling. The use of a wheel loader and backhoe for waste and coal loading minimized the amount of dozer work for loading area maintenance. Soil savage and reclamation required dozers for the soil recovery, dump sloping and grading, and soil spreading. The initial dozer fleet included one 300kW dozer and one 425kW dozer and road maintenance will require a 335kW grader. Provision was made for road watering in summer and for dust control and road sanding in winter.

The tracked equipment will be hauled between job sites with a 120t capacity lowboy tractor/trailer because of the distances between active mining areas. The maintenance shop is designed to meet the expected needs for maintaining mobile equipment and haulage trucks. The facilities included four bays, one wash bay that doubles as a maintenance bay, two maintenance bays that are equipped with an overhead crane, and a fourth bay that is suitable for welding and other maintenance functions. Tire maintenance and replacement will be contracted out and a warehouse is attached to the shop.

The coal preparation facilities were designed to wash run-of-mine (ROM) coal and prepare the primary metallurgical coking coal and PCI coal products and the limited by-product thermal coal. The specification ash contents for the metallurgical, PCI, and thermal products are respectively 8.5 per cent, 9.0 per cent and 11.0 per cent on an air-dried basis. Although the proposed products have target ash contents in the lower range for their markets, lower ash products with ash contents of 5 to 7 per cent can be produced from select seam at high yields because of the low-ash character of the coal.

In the design, the ROM coal was delivered by haulage truck to a 15,000 to 20,000t storage area, where the coal is segregated into separate piles according to seam type. A front-end loader reclaimed the ROM coal from the stockpiles proportional to the blend required to meet the quality specifications for each product. The ROM coal was sized in a feeder-breaker and conveyed to a screening plant for the next stage of processing.

The raw coal screen made a 'dry' separation at 6mm where the undersize ( 6mm x 0 ) passed through a variable position flop gate. Depending upon the grade of coal and the clean coal ash content, the position of the variable flop gate could be changed to divert more or less fine coal to the plant for cleaning. If the ROM coal quality was adequate, the fines could be diverted to bypass The cleaning plant and combined directly with the coarse-circuit clean coal.

All coarse coal (150mm x 6mm) was cleaned in a heavy media vessel where rock refuse was separated from the coal. A portion of the fines (6mm x 0) was cleaned in a heavy media cyclone and spirals. Clean coal was mechanically dewatered, combined with any fines that were diverted around the cleaning circuit, and conveyed to the clean coal stockpiles. A planned radial stacker-conveyor was used to blend the product and create two 10,000t stockpiles.

The 2002 feasibility study contemplated a load out system designed for continuous loading of unit-trains of up to 10,000t in seven hours. The coal was recovered from the clean coal stockpile by one or two dozers pushing into and underground recovery hopper and conveyor that fed the load out system. The load out included an automated weighing system, coal profiler, and spray systems for dust control. Besides the high thermal and low sulphur contents of the coal, a major attraction of the project is the proximity of existing infrastructure and services. The property is already serviced by road and rail, power supply is nearby, and the town of Chetwynd is within easy commuting distance. A track parallel to BC rail's main line is planned for train loading. The access road from Hwy 97 would be upgraded and power and communications brought in the 2km distance. An office and dry facility would be built adjacent to the shop.

In 2001 and early 2002 a trial cargo was completed mining approximately 84,000 tonnes (92,000 tons) in , which was shipped and sold to a leading Japanese steel maker. The mining occurred within the future mine development area. The total property covers 40km of the coal measures outcrop, of which the proposed development covers about 4km.

Pine Valley Coal has completed the major components of the regulatory process and has received the two major development approvals required in British Columbia to proceed to construction, the 'Project Approval Certificate' and the 'Mine Permit'. The project is currently targeting Japanese coal markets to secure sufficient sales to warrant construction. The 2002 feasibility study considered that from the time of the construction decision the mine could be in full production in approximately 15 months.

Geology - Stratigraphy

The Cretaceous sediments of the northern foothills were deposited along the western margin of the Western Canada Basin in a series of transgressive-regressive cycles. Environments of deposition vary from marine through near-shore to delta plain. Rock types include mudstones, siltstones, sandstones, conglomerates and coal.

The Willow Creek property is underlain by the Lower Cretaceous Bullhead and Fort St. John Groups. The Bullhead Group is made up of a lower unit, the Cadomin Formation, of mostly conglomerate with some sandstones and grits containing discontinuous coal seams. Conformably overlying the Cadomin Conglomerate is the unit of economic interest, the Gething Formation, which is 350 m to 550 m thick and is made up of mudstone, siltstone, carbonaceous mudstone and minor bentonite and conglomerate. In the upper part, occasional thin tuffs occur, as well as nine well-developed coal seams: Seam Nos. 1 through 8 and Seam A.

Overlying the Gething Formation is the 150 m to 300 m thick Moosebar Formation. The basal member of this, the Bluesky, is a glauconite-rich, conglomeritic sandstone and mudstone which directly overlies the coal seams.

Structural Geology

In the Pine Valley Area, the coal-bearing strata are exposed in a series of northwesterly-striking folds that are cut by thrust faults. During the period of compression, the depth of burial was not great, resulting in brittle to semi-brittle deformation. The dips of the fold limbs can vary from nearly horizontal to overturned, but are usually 200 to 500. Plunges, which are usually shallow, can vary between northerly and southerly along the length of a large scale fold, but steepen locally to as much as 350. Concentric folds are usually U-shaped, and in concentric folding both the competent and the incompetent beds can maintain a constant thickness. Chevron folds are V-shaped with short hinge areas and straight limbs. Strain in the hinge zone results in limb faults, bulbous hinge zones and boudinage in incompetent beds on the limbs Box folds have a broad, nearly flat crests flanked by steeply dipping limbs.

On the Willow Creek property, a series of northwesterly trending, northwesterly -plunging anticlines and synclines expose the coal seams of the Gething Formation. The larger folds, the Fisher Creek Syncline and the Pine River Anticline, traverse the length of the property, and continue in the northwest direction to beyond the Pine River. The folds are cut in places by northeasterly-dipping thrust faults with displacements of 20 m or more. These folds, and subsidiary folds on their flanks, bring the coal seams to the surface in the various mining areas.

Stratigraphic complexity is evident from the number of splits of mineable thickness that may be present in any one coal seam. Structural complexity is evident from the tendency of the thrust faults to cut down through the stratigraphic sequence along strike and for small scale structures to contribute to the mineability of the various coal seams.

Coal Quality

Coals in the upper part of the Gething Formation generally are suitable for use as coking coal. Regionally, Gething Formation coals range from low-volatile to high-volatile A bituminous. These grades are measured by their vitrinite reflectance and by proximate analyses. The rank is mostly a function of the stratigraphic position of the seams. The Upper Gething seams generally fall into the medium-volatile bituminous category, and the Middle Gething seams fall into the low-volatile bituminous category.

The Free Swelling Index ("FSI") of a coal is of importance in determining whether it can be used as a coking coal. FSI values are measured on a scale of 0 to 9. Another measure used to determine the suitability for coking is the coke strength after reaction ("CSR").

The Upper Gething seams have FSI and CSR measurements in the coking coal range, and the Lower Gething seams have potential for use as semi-hard coking coals, pulverized coal injection (PCI) coals or high-heat thermal coals.

Some of the Gething Formation coal seams are low in ash. On an air-dried basis, their values range from less than 2.5% up to 30% with an average of about 14%. The lowest values indicate potentially high wash plant recoveries. As a result of this and the rank of the coal, Gething Formation coals have high calorific values. The Hargrove Grindability Index (HGI) is a measure of the hardness or friability of coal, and is measured by the ease with which it can be ground into powder. Gething Formation coals generally have HGI values above 80, and are considered to be soft coals. In most of the coal seams, the sulfur content of the 1.7 specific gravity floats is 0.5%, which is considered low. Seam 8 has a higher level of 1.1%.

The typical coal quality for the Willow Creek coal is as follows:

                          Coking                   PCI
  Sources of Coal         unoxidized Seams         Seams 5 to 8 and
                          1-4, A                   oxidized 1-4, A
  Product Ash             8.5+% dry                9+%  dry
  Volatile Matter         21+% db                  16+% db
  FSI                     > 3                      -
  CSR                     > 65
  Heat Value              -                       ca 7,785 kcal/kg dry
                                                  = 14,000 BTU/lb dry

Future Plans

As described in the "Willow Creek Joint Venture" section above the Company has the right to purchase Mitsui Matsushima's interest. The Company's pre-development effort is focused around the issues of mine design, development approach, reserve delineation, costs, marketing and financing. The new management who joined the Company in March, 2003 are developing new plans to develop the Willow Creek project.

Management have reworked the mine plans to maximize the initial extraction of unwashed coal and minimise initial mining costs. Early utilization of the low strip ratio Peninsular Pit reserve is key to the Project's initial development. This will allow for the production and sale of unwashed coal for at least the first one million tonnes of output and defer the need to construct washery facilities until late in the first year of production.

Management's new mine plan results in the exclusive production of low-volatile pulverized coal injection coal for at least the first three million tonnes of production. Approaches have been made to potential customers in Asia and Europe, and the Company has also received enquiries for supply into China. Several drum samples have been delivered to potential customers for testing and the next step will be to seek contracts or letters of intent for coal delivery. Material contractual commitments will be pivotal to any financing and positive Project development decision.

The Company has been proceeding with detailed reviews of operating and capital costs under the revised mine plan.

The Company has engaged Norwest to delineate a reserve at Pine Pass using the currently available data.

Financing remains the key rate-determining step for a Willow Creek project development commitment decision. The project economics are affected by many factors, an important one being the exposure to the foreign exchange of the Canadian dollar, which has strengthened considerably since the September, 2002 feasibility study. The time required for construction and mobilization after a financing commitment decision is estimated by management at 3-5 months.

The Company is currently in discussions with parties to provide CDN$22 million which management has estimated is sufficient to purchase the Mitsui Matsushima's interest and fund the initial construction of the mine. Further capital construction cost requirements would be funded from cash flow to complete mine facilities required after production has commenced. There is no assurance that the Company will be able to obtain these funds.

Indin Lake Property

The Company has a 90% interest in certain mining leases which form the majority of the Indin lake property, subject to a 3% net smelter royalty, wherein the balance of 10% is a net profits interest after all costs are recovered, located in the Mackenzie Mining Division of the Northwest Territories. The Company has the option to purchase the above royalty for $500,000 in cash or shares at the time of production. The Company wrote the value of Indin Lake down to zero during the year ended Match 31, 2003. The Company did this due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.

The Indin Lake Property is located approximately 130 air miles northwest of Yellowknife, Northwest Territories, Canada. The Indin Lake property covers approximately 1,180 hectares (2,900 acres), consisting of the following:

       Mining Lease              Lease Number           Current Expiry Date
       North 1, 2                3226-27                   November 3, 2009
      Arseno 1 to 3              2486-88                   October 18, 2013
      Ra 3, 6, 8, 10             2489-92                   October 18, 2013
      Tartan 44-18               3214                        April 18, 2006
      North 3 to 16              3216                      January 29, 2007
      Tartan 44-7 to 44-17       3217                        April 18, 2006
      Dip1,2                     3215                      January 29, 2007
      Float                      3732                         July 10, 2019


A predecessor company of the Company (Indin Gold Ltd.) acquired its 90% interest in the Indin Lake Property by a series of agreements in 1979 and 1980 with S.M. Paulson and Ursa Polaris Development Corporation ("Ursa Polaris"), a Nevada corporation. Originally, S.M. Paulson paid Ursa Polaris $15,000 on August 27, 1979, and agreed to spend $315,000 on the property to earn a 90% interest. Subsequently, this obligation was replaced with a convertible loan and an obligation to spend at least $800,000 on the property to obtain the 90% interest. In 1980, the sum of $956,711 was spent on the property for which S.M. Paulson, the Norvan Group and Orval E. Gillespie received 750,000 escrow shares of Indin Gold Ltd. at a deemed value of $0.74642 per share. In 1985, 248,200 of these shares were donated back to the Company. Ursa Polaris retains a 10% net profits interest in the Indin Lake Property. If the property goes into production, 224613 Alberta Ltd., an Alberta company, owned 40% by Ursa Polaris, 20% by S.M. Paulson, 20% by Orval E. Gillespie and 20% by the Norvan Group, is entitled to retain 3% of the net smelter returns interest. Orval E. Gillespie, who was a director and Chairman of the Company prior to his death, was at arm's length to Indin Gold at the time of entering into these transactions. The Company has the right to purchase this interest for $500,000.

The Float Claim was acquired in 1990 for 100,000 shares at a deemed value of $25,000. The Float Claim is subject to a 2% net smelter returns interest, to an aggregate maximum amount of $500,000. The Float claim was surveyed in 1998 and on December 10, 1998 was converted to a mining lease.

History of Indin Lake

Prospecting for gold in the area began around 1938, but was short-lived because of the start of World War II. Exploration activities resumed in 1944, and, in the period between 1946 and 1949, North Inca Gold Mines Ltd. worked the Inca Zone on the property completing 9,740 metres (31,954 feet) of surface drilling and 2,800 metres (9,176 feet) of underground diamond drilling, shaft sinking to a depth of 97.5 metres (320 feet) and 595 metres (2,000 feet) of lateral development on two levels.

Work on the Indigo Zone of the property was initially conducted in the period 1945 to 1951, at first by Diversified Mining Interests (Canada) Ltd. and later by Indigo Consolidated Gold Mines Ltd. Exploration during this period comprised 6,700 metres (21,982 feet) of surface and 2,670 metres (8,760 feet) of underground diamond drilling, sinking of a shaft to 160 metres (525 feet), 970 metres (3,182 feet) of lateral development on two levels, and 40 metres (131 feet) of raising. The underground development was concentrated on one gold-bearing structure (the "A Vein"). Activity on this zone resumed in 1979, with rehabilitation and dewatering of the shaft by S.M. Paulson. Almost $1,000,000 was spent in a six-month period in 1980, by S.M. Paulson, Norvan Group and Orval E. Gillespie, for hauling material to the site, rehabilitation of the workings and a prefeasibility study by Kilborn Engineering. A fire in March, 1981 (after the property had been acquired by Indin Gold Ltd.) destroyed most surface buildings and equipment and underground equipment stored on the surface. The equipment was subsequently replaced. In addition to repairing and replacing surface assets with a new Atco camp and a Petwa septic system, repairs were made to the underground facilities and new track was laid in the workings. The total cost of work conducted on the Indin Lake property by the predecessor company at the end of 1984 was $1,978,560. The present workings, which have been allowed to flood, are comprised of a vertical, three-compartment shaft, 160 metres (525 feet) in depth, with levels established at the 54 metre (178 foot) and 145 metre (475 foot) horizons. In addition, a third level station has been excavated at the 137 metre (375 foot) level. Lateral development consists of approximately 970 metres (3,182 feet). A considerable amount of mining equipment, track, pipe, operating supplies and spare parts are on the site. The head frame was reconditioned, a hoist has been installed and a permanent camp has been erected. It was planned in 1983 to place the property into production, but sufficient funds were not available.

In 1988, by way of a joint venture arrangement, Manson Creek Resources Ltd. spent about $453,656 on a geophysical survey and a diamond-drilling program. The diamond drill program consisted of ten holes totaling 1465.7 metres (4,809 feet) on the Indigo and Inca zones between April 30, 1988 and May 23, 1988. All holes were drilled from the ice on Indin Lake. In 1989, Manson Creek wanted an extension to continue work on the property, but the predecessor company did not agree to the extension and all rights were returned.

    The work to date below surface may be summarized as follows:
              Shaft                                     525'
              Stations out                                3
              Underground Development
              Drifting                               178'    level       941'
              Drifting                               475'       "      1,265'
              Crosscutting                           178'    level       176'
                                                     475'       "        800'
              Raising                                178'    level       110'
              Slashing                               475'    level     352.5'
              Diamond drilling from surface                           22,000'
              Diamond drilling from underground                        8,756'

Assays of drill cores indicate that gold is the only metal present in potentially economic quantities, although there are some silver values present. The mineralization is coarse-grained, and contains visible gold.

Future Plans for Indin Lake

The Company must undertake site remediation work under the terms of its land use permit. It has done some initial work to achieve this and obtain an initial evaluation of the work required to remediate the site. It is expected that the Company will need to continue to undertake an ongoing program of remediation for some years.

The Company plans to have discussions with interested parties to option or sell the Indin Lake gold project so that the Company can focus its efforts on the Willow Creek coal project.

C. Organizational Structure

The Company has the following material subsidiaries:

(a) Globaltex Gold Mining Corp. ("Globaltex Gold") was incorporated under the laws of British Columbia, Canada on March 29, 1993 under the name "Globaltex Coal Mining Corp." and subsequently changed its name effective January 20, 1994 to "Globaltex Coal Corporation" and effective September 11, 1996 to "Globaltex Gold Mining Corp.". Globaltex Gold is a wholly-owned subsidiary of the Company;

(b) Falls Mountain Coal Inc. ("Falls Mountain") was incorporated under the laws of British Columbia, Canada on April 13, 1994 and is a wholly-owned subsidiary of the Company; and

(c) Pine Valley Coal Pty Limited ("Pine Valley Coal") was incorporated under the laws of Victoria, Australia on March 5, 2003 and is a wholly-owned subsidiary of the Company.

D. Property, Plants and Equipment

The Company utilizes about 1,750 square feet of office space in Vancouver, British Columbia, Canada at a cost of approximately $3,000 per month. In addition, the Company pays approximately $4,000 per month for computers, printers, secretarial services, reception, electricity and Internet access.

Item 5 - Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended March 31, 2003, 2002, and 2001, and related notes thereto, and with the selected data set forth. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described below under "Material Differences Between US and Canadian Generally Accepted Accounting Principles," and in Note 14 to the audited consolidated financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the US. Unless otherwise indicated, all currency is reported in Canadian dollars.

The Company's activities are primarily directed toward the development and production of coal from its joint venture coal mine. In addition, the Company is interested in the location, exploration and development of mineral properties. Activities over the last five years include general exploration in locating and evaluating potential properties and exploration on properties that have been acquired by the Company. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs relating to the Company's properties with ongoing exploration or development potential were capitalized as deferred exploration. Should the Company abandon a property, the related deferred exploration costs are charged to operations. Administrative costs are not deferred.

A. Operating Results

Year ended March 31, 2003 Compared to Year Ended March 31, 2002

The consolidated loss for March 31, 2003 was $3,457,839 or $0.12 per share compared with a loss of $2,340,558 or $0.12 per share for March 31, 2002.

The Company incurred Expenses and Other Items totaling $561,595 for the fiscal year ended March 31, 2003 compared to $2,118,345 for the fiscal year ended March 31, 2002. Expenses and Other Items was reduced through a focus on reducing general and administrative expenses and decreased interest and financing charges due to lower debt. This was offset by an increase in consulting costs as a result of stock based compensation.

Below is a table comparing Expense items for the year-ended March 31 in 2003 and 2002 where significant changes occurred. A discussion of the changes follows the table.


                             Year ended                       Year-ended
                             March  31, 2003              March 31,  2002
Accounting & Audit           $39,150                              $45,842
Consulting                    22,794                                  Nil
Fees & Assessment             24,422                                1,253
Interest and Financing       143,957                              969,210
Management Fee                32,750                              161,796
Office                       162,566                              741,464
Professional Fees             78,374                              139,689
Travel                        20,833                               22,558
Promotion & Marketing         11,898                                7,580

Consulting fees increased as a result primarily of adopting the fair value method for stock based compensation for stock options which were issued to non-employees or non-directors. The consulting services included aiding the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States. Fees and Assessments increased due to payments for British Columbia capital taxes. The Company incurred lower interest and financing costs due to substantially lower loans outstanding. Management Fees, incurred for the services of one of the management team, were lower, reflecting the Company's focus to reduce the administrative costs to operate the Company. The management services in the current year included overall Company management and administration as well as rail negotiations, government liaison and commercial dealings with Mitsui Matsushima Canada Ltd. In the previous year the management fees included the provision of the services of two individuals filling the roles of the President CEO and CFO who provided overall Company management and administration, including managing the financial affairs of the Company. Office costs were comprised of salaries and salary related costs totaling $146,683 as well as general office supplies and miscellaneous items. A portion of the salaries and salary related costs was for the engagement of an individual as President of the Company. The Office costs declined significantly over the full year due to the provision during the year ended 2002 for a $600,000 payment to the estate of a former Chairman of the Company as described in note 6 of the current financial statements. Office costs did increase in the fourth quarter compared to the previous three quarters as a result of increased salaries due to the added management and establishing the Australian office in March 2003 to support the increased management expertise, as announced in a press release on March 10, 2003. Professional Fees were lower in the current period as in the year ended March 31, 2002 the Company had incurred costs related to the investigation of an opportunity to develop a coal fired electrical generation plant in Washington State The Company also reversed significant legal fees which has been accrued in 2002 thus lowering the Professional Fees in 2003. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd.'s Willow Creek Joint Venture interest, a variety of regulatory related matters including public company issues and debt settlements, the engagement contracts of the added management as announced on March 10, 2003 and various other legal matters. Promotion and Marketing increased primarily due to the initial start up costs as the Company developed and launched a new web site during the second quarter and engaged a firm to focus on marketing for a limited period of time.

The Company entered into related party transactions. A total of 4,185,722 shares were issued to satisfy debt totaling $2,516,433. The debt had been incurred principally to finance the trial cargo the Company participated in during 2001 and the acquisition of the BC Rail joint venture interest in the Willow Creek project. The shares were issued to a director and trusts of which a director is a trustee; the TSX Venture Exchange approved the terms and shareholders approved the transaction at the Company's Annual General Meeting on September 30, 2002. The Company paid and accrued interest expense totaling $76,960 to a director of the Company beneficially owning more than 10% of the stock. This includes $34,000 that was reclassified by the Company's auditor in the year-end accounts for loan interest. Management fees of $32,750 due to a former officer and director of the Company were accrued. The Company had agreed to pay compensation of $500 per day for the professional services, including Company management, rail negotiations government liaison, and commercial dealings with Mitsui Matsushima Canada Ltd. for approximately ten days per month. Of the daily amount 50% was paid through the Willow Creek Joint Venture, and the balance was deferred until such time as the Company has the financial resources to pay the appropriate amount. The total deferred payment to the former officer and director is $51,675 (2002 -$18,925). During the year 100,000 shares were issued to a former officer and director to settle a $55,000 debt outstanding. The terms of this settlement were approved by the TSX Venture Exchange. As well a total of $16,800 was paid to an individual for consulting services prior to the individual becoming an officer of the Company.

The Company incurred development costs of $311,506 in the period ending March 31, 2003 compared to $425,181 in the same period of the previous year. The Company incurred costs of $307,761 with respect to the Willow Creek project. These costs included the completion of feasibility and regional geological studies and ongoing environmental and site maintenance work. The Company concluded that the Indin Lake gold property should be written down in the March 31, 2003 financial statements to nil value due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future. A write down of $2,914,600 on the Indin Lake property was charged to operations for the year ended March 31, 2003.

Year ended March 31, 2002 Compared to Year Ended March 31, 2001
The consolidated loss for March 31, 2002 was $2,340,558 or $0.12 per share compared with a loss of $694,160 or $0.04 per share for March 31, 2001.

The Company incurred expenses totaling $2,118,345 for the fiscal year ended March 31, 2002 compared to $697,776 for the fiscal year ended March 31, 2001. The increased expenses reflect the increased activity and debt related to the trial cargo as well as pursuing an opportunity to develop a coal fired generation plant in Washington State.

The Company incurred higher interest and financing costs in the year ended March 31, 2002 of $969,210 compared to March 31, 2001 costs of $260,155. This increase arises from non-cash payments of $215,450 paid in the form of bonus shares for two notes payable, and $577,028 of accreted interest allocated as fair value to warrants on two other notes payable. Interest expenses of $176,732 were paid and accrued. These higher costs result from an increase in the short term loans of about $2 million bearing interest at 15% per annum and used for working capital to finance the Company's portion of the trial cargo.

Accounting and audit fees were $45,842 for the period ending March 31, 2002 compared to $25,473 for the period ending March 31, 2001. This increase is due primarily to an increase in auditing fees and recording the 2001 audit fees in the 2002 period, as well as recording the 2002 fees in the 2002 period.

Legal fees for the year ended March 31, 2002 were $139,689 compared to March 31, 2001 costs of $94,179. These increased expenses result from investigating an opportunity to develop a coal fired electrical generation plant in Washington State and for financing and joint venture matters associated with the trial cargo.

Management fees for the year ended March 31, 2002 were $161,796 compared to March 31, 2001 costs of $137,100. These fees included $18,925 paid to a former Director for time spent on management affairs, including in negotiating, on the Company's behalf, commercial matters with BC Rail, BC government departments and Mitsui Matsushima Canada Ltd.; $97,871 paid to a former Director while acting as CEO and President of the Company and $45,000 paid to a former Director for his services over six months acting as the CFO for the Company.

The Office Costs were $741,464 for the year ended March 31, 2002 compared to $92,714 in 2001. Much of the increase was as the Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a mutually satisfactory settlement of this payment. Settlement terms could include payment over a period of time or by means of shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions. Salaries, included in the Office Costs, were $121,966 for the year ended March 31, 2002 compared to $22,956 in 2001. The increase was a result of a new President and CEO being engaged as a direct employee of the Company following the September 2001 AGM, as well as office support staff. Previously this work was done by Directors of the Company who were paid a management fee, shown under related party transactions.

Travel costs for the year-end March 31, 2002 were $22,558, relatively similar to the March 31, 2001 costs of $30,774.

With respect to the Deferred Exploration and Development Costs, the Company carried out a mining program to produce two trial cargoes totaling 84,000 tonnes for use by potential customers. The first trial was carried out in the second quarter and revenue from the sale received early in the third quarter. The second trial was carried out in the fourth quarter and revenue from the coal sales were received in that quarter. The mining costs included crushing, explosives, drilling, hauling and loading. Freight includes rail and port charges to Ridley Terminal at Prince Rupert. Site costs included environmental control work, site supervision, survey, geology and engineering. A sales commission was paid to Mitsui Matsushima Canada Ltd. in relation to the sale of the coal. Other costs included an updated feasibility study, independent engineering reviews and scoping study.

During the year 2001, the Company purchased one-third interest of Willow Creek Coal Property from its former Joint Venture partner BC Rail.

The Company wrote down its entire investment in US Electric Power Inc., $189,260, for the period ending March 31, 2002 as a result of its decision to not pursue further the opportunity to develop a coal fired electrical generation plant in Washington State.

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements.

Our financial statements are prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles) and reconciled to US GAAP. Differences are shown in note 14 of the audited consolidated financial statements for the period March 31, 2003 which form a part of this Report.

Mineral property costs
US GAAP prefers that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration and development process. Although the Company has completed a feasibility study with respect to the Willow Creek Property, there remains uncertainty as to the economics of the project and the ability of the Company to finance the development. For US GAAP purposes, the Company has written off the property costs until the development ability has been confirmed.

Convertible Loans

Under Canadian GAAP, the convertible loan issued during 1999 has been segregated into its liability and equity components measured at their respective fair values at the date the convertible loan was issued (see Note 7) Over the term of the convertible loan the liability component was accreted to the face value of the convertible loan by the recording of additional interest expense.

Under U.S. GAAP, the convertible loan issued during the year is recorded entirely as debt with no portion segregated as an equity component.


Accounting for Joint Ventures
U.S. GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of the joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the balance sheets have not been adjusted to restate the accounting under U.S. GAAP and additional information concerning the Registrant's interest in a joint venture is presented in Note 5(b).


In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is uncured. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.
Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has determined that the application of SFAS 143 will not have a material affect on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS 144, accounting for the impairment or disposal of Long-lived assets. SFAS 144 replaces SFAS 121, accounting for the impairment of long-lived assets and for long-lived assets to be disposed of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, reporting the results of operations - reporting the effects of disposal of a segment of a business, and extraordinary, unusual and infrequently occurring events and transactions. SFAS 144 also resolves significant implementation issues related to SFAS 121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted The Company will adopt SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 will not have a material affect on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The Company determined SFAS No. 145 did not have a material impact on the Company's results of operations or its financial position.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ("FIN 45"). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about thee obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure requirements and is currently evaluating the effects of FIN 45; however, it does not expect that the adoption of such provisions will have a material impact on the Company's results of operations or financial position.

In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS NO. 148 amends SFAS NO. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provision are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The Company is currently assessing the impact of this statement on its operating results.

In April 2003, the FASB issued Statement of Financial Accounting Standard No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material impact on its operating results or financial condition.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its financial statements.

Accounting Polices

The Company's accounting policies are set out in Note 3 of the audited consolidated financial statements. There is one policy, that due to the nature of the mining business, may not be readily understood. This policy relates to the capitalizing of mineral exploration expenditures and the use of estimates.

The Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. If commercial production commenced on any of the Company's properties, all costs would be charged to operations on a unit-of -production method. The Company's management periodically reviews the results of its exploration programs. Any decisions to abandon or reduce exploration efforts on any of its properties would result in a charge to operations when such decision is made. There is not a predetermined hold period for any property as geological economic circumstances render each property unique.

B. Liquidity and Capital Resources

As the Company has no source of revenue from operations, its ability to conduct its operations, including the acquisition, exploration and development of mineral properties, is based on its ability to raise funds from equity and other sources. The Company's financial success will be dependent upon the extent to which it can develop viable mines, the development of which can take many years to complete, with the certainty of resulting income impossible to determine.

The Willow Creek coal project is a coal property that the Company is currently in discussions with parties to obtain the required financing to place it into production. Coal prices, exchange rates, operating and capital costs and other factors having a direct impact on the economics of a coal mine fluctuate and a coal mine can range from profitable to unprofitable in a short period of time. If there are cost overruns, the Company may from time to time be required to inject funds to the joint venture to retain its percentage ownership. Failure to do so would reduce its equity share in the joint venture, which could ultimately lead to reduce returns on investment to the Company. At December 31 1996 the joint venture participants other than the Company had contributed some $1,960,367 entitling them to a 46.9% interest. At December 31, 1997, the joint venture participants other than the Company had contributed some $5,000,000 for a 66.67% interest. At December 31, 1998, the joint venture participants had contributed some $5,766,520 of which the Company was responsible for one-third of the excess over $5 million or $255,507.
Payments were made by the Company during 1999 to cover this deficiency. On January 8, 2001, we purchased the 1/3 interest in the coal mine from BC Rail for an amount of $3,902,543, thus increasing our interest to 2/3. As at March 31, 2001, the other joint venture participant had made excess contributions of $22,793 (2000 - $109,610). The Company made payments in August and September of 2001 to cover this deficiency. The Company did not contribute its portion of the costs of the trial cargo and 2002 feasibility study program undertaken in 2002. The Company applied the proceeds of the trial cargo revenues towards its required contributions and paid a further $443,178 in January, 2003 in order to restore its interest to 2/3.

The Indin Lake Project was written down to nil due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future. The Company plans to have discussions with interested parties to option or sell the Indin Lake gold project so that the Company can focus its efforts on the Willow Creek coal project.

The Company's historical capital needs have been met by the sale of equity shares, by amalgamations with suitable companies and loans.

The Company had working capital of $501,014 as of March 31, 2003 and has approximately $320,000 as of September 22, 2003.

The Company has been able to continue to raise the necessary funds for the exploration and development programs on its properties and to fund the general and administrative costs. Nevertheless the Company has to rely upon the sale of equity securities or debt for cash required for exploration and development purposes, for acquisitions and to fund the administration, among other things. Since the Company does not expect to generate any significant positive cash flow in the near future, it will have to continue to rely upon sales of its equity and debt securities to raise capital. It follows that there can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.

The Company's financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $17,904,526 and has working capital at March 31, 2003 of $501,014. The Company's continued existence is dependent on the ability to obtain loan financing; the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company's current working capital is adequate for several more months, and the Company therefore must raise further working capital to maintain the current level of operations. It will require further working capital to complete the acquisition of the one third Willow Creek Joint Venture interest from Mitsui Matsushima pursuant to a binding Sale & Purchase Agreement on March 10, 2003 and advance the Willow Creek project into production. Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations however there is no assurance that the Company will be successful in obtaining the necessary funds. A significant requirement is the consideration to Mitsui Matsushima for the purchase of their one third interest in Willow Creek of $6,000,000 payable in cash prior to December 10, 2003 or else the agreement to sell terminates. The Company will have a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event that the purchase can not be consummated due to an inability to secure the necessary financing. The Company has guaranteed the obligations under the Sale & Purchase Agreement and by pledging its shares in the wholly owned subsidiary, through which its Willow Creek Joint Venture ownership is held, to secure the break-up fee. Should the Company not be able to raise sufficient funds to exercise its right to acquire Mitsui Matsushima Canada's interest the Company will lose the right to complete the acquisition. Further if the Company is unable to pay the break-up fee required in the event that the purchase is not consummated, the Company would lose all or part of its principal asset, the interest in the Willow Creek project. No break-up fee is payable if the purchase takes place. The Company's subsidiary will pay all expenditures until closing of the Sales & Purchase Agreement.


Over the previous three years the Company has financed its cash requirements through loans, private placements and the issuance of common shares to settle the notes payable as a result of certain loans. At March 31, 2001 the Company had a working capital deficit of $4,436,643. During the year ended March 31, 2001, the Company issued capital stock for $354,550. A large portion of the deficit was as the Company borrowed $4.4 million from a private lender. The terms of the loans were non interest bearing promissory notes secured by the Company's interest in the Willow Creek coal mine. Maturity date was January 8, 2002 for $4 million and September 18, 2001 (extended to September 18, 2002) for $400,000. As consideration for these loans, the lender, Mark Smith, received warrants entitling him to purchase purchasing 2.3 million shares from treasury at $1.50 in the first year, $1.60 in the second year and $1.70 in the third year. On September 18, 2003, warrants to purchase 300,000 shares expired unexercised. During the year ended March 31, 2002 agreement was reached to convert $4 million debt into 4,285,714 shares equity, which was completed following the year end. The Company had a working deficit of $1,592,169 as of March 312, 2002.

During the year, the Company issued 866,667 common shares for proceeds of $578,000 on the exercise of warrants and stock options, and issued 4,695,080 common shares settling $3,361,434 of debt. The Company had working capital of $501,014 as of March 31, 2003. During the year ended March 31, 2003 the Company issued 4,085,722 common shares to settle notes payable in the amount of $2,461,433, closed two private placements of 3,261,362 unites for proceeds totaling $700,000 and settled $55,000 debt due to a former director by the issuance of 100,000 common shares.

The Company has the following entered into additional commitments which are described below.

The Company has a $50,000 letter of credit outstanding at March 31, 2003 (2002
- $50,000).

The Company has entered into an operating lease agreement for office space which require the Company to make the following lease payments:


                          2004                         $32,966
                          2005                          21,977
                          Total                        $54,943



Values ascribed to shares issued for consideration other than cash is determined from the date of the agreement or transaction and the market value of the Company's shares on that date. All treasury share issuances are subject to application to regulators and receipt of regulatory approval. Although there is fluctuation of the market price of the Company's shares from time to time, which may not bear any relationship to a particular share transaction, it is a matter of procedure by regulatory policy based on the date of the transaction and an application of the share transaction to the regulators.

C. Research and Development, Patents and Licenses, Etc.

Not applicable

D. Trend Information

Not applicable

E. Off-Balance Sheet Arrangements

Not applicable

F. Tabular Disclosure of Contractual Obligations

Not applicable

G. Safe Harbor

This Report and the attached exhibits contain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. Such statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it. Words such as "anticipates", "expects", "intends", "plans", "believes" or similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, need for additional capital, market acceptance of the Company's resource production, and the Company's production capacity. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. The section in this Report entitled "Risk Factors" and similar discussions in the Company's other United States Securities and Exchange Commission ("SEC") filings discuss some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this Report and in the Company's other filings with the SEC, before making any business or investment decisions involving the Company and its securities. The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ITEM 6 - Directors, Senior Management and Employees

Our board of directors is elected by our members as indicated in our memorandum of association. Directors have not entered into any service agreements and do not receive any remuneration. Our executive officers are appointed by our board of directors and have employment or service agreements with our Company. The following sets out our directors and officers of our Company:

A. Directors and Senior Management

            Name                 Age                Position with the Company
            Mark Smith           49         Chairman of the Company, Director
            Richard Palmer       39                  President, CEO, Director
            Mark Fields          50       Executive Vice President, Corporate
                                                          Secretary, Director
            Clay Gillespie       34                                  Director
            Gordon Fretwell      50                                  Director
            Kevin Forbes         53                   Chief Financial Officer
            Graham Mackenzie     47            Vice President of Willow Creek

Mark Smith, B.A. (Harvard), MBA (Stanford), a Director since March 2002. Mr. Smith is President and COO of Oakwood Labs L.L.C., a pharmaceutical development company located in Oakwood, Ohio, where significant advances in the treatment of life-threatening diseases are commercially developed. Mr. Smith serves as Chairman of the Company and is one of the Company's largest shareholders.

Richard A. Palmer, MBA, B. Engineering (Mining), President and Chief Executive Officer, Director since August 2003. Mr. Palmer was formerly Vice President of Business Development at Peabody Energy Corporation during which his business development milestones included the acquisition and divestment of several coal mining enterprises.

Mark Fields, B.Sc., B.Comm., P.Geo., Executive Vice President and Corporate Secretary, Director since September, 2001. Mr. Fields has over 18 years experience as a professional geologist within the mineral exploration and development industry, focusing on northern Canada and Alaska. Mr. Fields is a member of the audit committee. He is a member of the Professional Engineers and Geoscientists of British Columbia, and of the Canadian Institute of Mining, Metallurgy and Petroleum.

Clay Gillespie, B.B.A., CIM, CFP, Director since April 2002. Mr. Gillespie has been an investment counselor and financial advisor for a prominent Vancouver advisory firm for the past ten years. Mr. Gillespie is a member of the audit committee. Mr. Gillespie holds a Bachelor of Business Administration with a specialty in Finance and is a Certified Investment Manager and a Certified Financial Planner.

Gordon Fretwell, L.L.B., Director since August, 2003. Mr. Fretwell is the principal of his law corporation and acts as director on a number of other public companies. Mr. Fretwell is a member of the audit committee.

Kevin Forbes, Fellow of Institute of Chartered Accountants (Australia). Mr. Forbes has been the Chief Financial Officer of the Company since April, 2003. Mr. Forbes was formerly a senior financial officer in Australia with a large coal mining company.

Graham Mackenzie, B. Engineering (Civil), appointed Vice President in charge of the Willow Creek coal mine in March 2003. Mr. Mackenzie has extensive technical and operating experience within the coal industry, including being Mine Manager of a 6.5 million tones per year capacity open pit coal mine.

B. Compensation

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at March 31, 2003, the current and the former Chief Executive Officers of the Company (the "Chief Executive Officers"). There were no other executive officers of the Company whose total salary and bonus exceeded $100,000 during the financial year ended March 31, 2003.

                               Summary Compensation Table

                  Annual Compensation                  Long Term Compensation
                                                       Awards      Payouts

Name and Principal                   Other      Securities    Long Term    All
                                     Annual     Under Options Incentive  Other
Position        Year  Salary  Bonus  Compen-    Granted       Plan     Compen-
                                     sation                   Payouts   sation
                        ($)    ($)    ($)         (#)            ($)      ($)
Richard Palmer
Chief Executive Officer(1)
          2003  $6,516 (2,3)   Nil   $8,329 (2)  1,500,000     Nil         Nil
Mark Fields
President & Former
Chief Executive Officer(4)
          2003   $90,000      Nil    $3,000       Nil          Nil        Nil
          2002   $45,000      Nil    $1,500        300,000     Nil        Nil

NOTES:
(1) Richard Palmer was appointed Chief Executive Officer of the Company on March 7, 2003.
(2) Amounts were converted from Australian dollars to Canadian dollars at a rate of CDN$1.00 equals AUS$1.11.
(3) In addition, CDN$6,621 (AUS$7,350) is owing to Richard Palmer and has not been paid but will be settled by way of shares for payment as per Mr. Palmer's employment contract.
(4) Mark Fields resigned as Chief Executive Officer of the Company on March 7, 2003.

Stock Options

The following table sets forth stock options granted during the financial year ended March 31, 2003 to the current Chief Executive Officer:

     Option Grants During the Most Recently Completed Financial Year

                                                         Market Value
                               % of Total                of Securities
                Securities     Options      Exercise or  Underlying
                Under Options  Granted to   Base Price   Option on the
                Granted        to Employees ($/Security) Date of Grant
Name            (#)           in Financial               ($/Security)
                                   Year                              Expiration
                                                                           Date
Richard Palmer  1,500,000(1)   62.1%(2)      $0.20    $0.62        March 10/08

NOTES:
(1) This stock option was accepted for filing by the TSX Venture Exchange on June 20, 2003.
(2) This figure was calculated as the option granted to Mr. Palmer as compared to the total number of senior officer, consultant and employee options granted during the financial year ended March 31, 2003 which number was 2,415,000 (including Mr. Palmer's option above).

The following table sets forth details of the financial year end value of unexercised options held by the Chief Executive Officers on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

                                                                     Value of
                                             Unexercised    Unexercised in the
               Securities    Aggregate       Option at       the Money-Options
               Acquired on   Value           FY-End (#)          at FY-End ($)
               Exercise      Realized        Exercisable/         Exercisable/
Name             (#)           ($)           Unexercisable       Unexercisable
Richard Palmer   Nil          N/A            1,500,000                $630,000
Mark Fields      Nil          N/A              300,000(1)                  Nil

NOTE:
(1) Stock option to purchase 300,000 shares at $0.90 per share exercisable until December 12, 2006.

Pension Arrangements

The Company and its subsidiaries has a pension arrangement in place for the current Chief Executive Officer whereby a AUS$2,709 monthly superannuation contribution is made to the account of Mr. Palmer.

Termination of Employment, Change in Responsibilities and Employment Contracts Executive Employment Agreement with Richard Palmer

The Company's wholly-owned Australian subsidiary, Pine Valley Coal Pty Limited ("Pine Valley Sub"), entered into a three-year Executive Employment Agreement dated effective March 10, 2003 with Richard Palmer (the "Palmer Agreement") for his services as Managing Director of Pine Valley Sub and other duties. Mr. Palmer has also been appointed Chief Executive Officer and Secretary of the Company. Pursuant to the terms of the Palmer Agreement, Pine Valley Sub will:

(a) pay to Mr. Palmer an annual salary of AUS$124,000, payable monthly, which salary will be increased to AUS$250,000 upon the achievement of acquisition milestones relating to the acquisition of Mitsui Matsushima Canada Ltd.'s one-third ownership in the Willow Creek joint venture (the "Post-Acquisition Milestone Salary");

(b) provide to Mr. Palmer shares in the capital of the Company to the value of AU$10,500 each month in respect of any period of Mr. Palmer's employment occurring prior to the fulfillment of the acquisition milestones;

(c) pay to Mr. Palmer, at the end of each of the Company's fiscal years, a bonus, the amount of which will be at the discretion of those directors of Pine Valley Sub who are independent of Mr. Palmer, and will take into account the performance of Mr. Palmer during the then-ended fiscal year compared against specified targets as set out in the Palmer Agreement; and

(d) make monthly superannuation contributions to the account of Mr. Palmer equal to 13% of the gross monthly Post-Acquisition Milestone Salary.

In the event of termination without just cause, a lump sum amount equal to:

(a) one and one-half times the Palmer Post-Acquisition Milestone Salary, plus the 13% contribution under the Superannuation Plan described in the Palmer Agreement;

(b) 50% of the Palmer Post-Acquisition Milestone Salary in lieu of future annual bonus entitlements; and

(c) any then-accrued but unpaid entitlements to the Palmer Post-Acquisition Milestone Salary and bonus.

Employment Agreement with Mark Fields

The Company entered into an Employment Agreement dated effective October 1, 2001 (the "2001 Employment Agreement") with Mark Fields for his services as an officer of the Company in consideration of an annual salary of $90,000.

The Company entered into a new Employment Agreement dated effective December 9, 2002 (the "2002 Employment Agreement") with Mr. Fields for his continuing services as an officer of the Company in consideration of an annual salary of $90,000. In addition, up to $30,000 will be payable at the discretion of the Company's Board of Directors as a bonus based on Mr. Fields' overall performance as set out in the 2002 Employment Agreement. In the event that there is a change of control of the Company and Mr. Fields is terminated, demoted, or otherwise constructively dismissed, then an amount equal to $105,000 will be paid to Mr. Fields under the 2002 Employment Agreement, together with interest.

Compensation of Former Chairman

The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions regarding payments totalling $600,000, or other consideration of like value, to the former Chairman of the Company, Orval Gillespie, upon terms and arrangements that are yet to be determined. Orval Gillespie died in November 2000. Since his death, the administrators of his estate have advised the Company that they intend to continue discussions with the Company to settle this matter.

Compensation of Directors

During the financial year ended March 31, 2003, Walter Davidson, a former director and Executive Chairman of the Board of the Company, was paid $3,000 in cash by the Willow Creek joint venture and $32,750 was deferred and remains owing to Mr. Davidson.

Other than as set out above, the Company has no pension plan or other arrangement for cash or non-cash compensation to the directors of the Company, other than the Chief Executive Officers (the "Other Directors"), except stock options. On April 29, 2002, two current directors and one former director were granted stock options to purchase an aggregate of 400,000 Common shares in the capital of the Company exercisable for a term of five years expiring on April 28, 2007 at a price of $0.90 per share (Mark Smith - 150,000, Clay Gillespie - 100,000 and Howard Behren - 150,000). The option granted to Howard Behren, a former director of the Company, terminated on March 30, 2003. To date, none of these stock options have been exercised.

The exercise price of the foregoing options was not lower than the closing market price of the Company's shares for the trading day immediately preceding the date of granting of the options less any available discounts, in accordance with the rules of the TSX Venture Exchange. The terms of the option agreements provide that the options will terminate six months after the optionee ceases to be a director of the Company, except by reason of his or her death, in which case his or her personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

C. Board Practices

Terms of Office

The directors of the Company are elected annually and hold office until the next annual general meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All offices serve at the pleasure of the board of directors. The Company held its 2003 Annual & Extraordinary General Meeting on August 12, 2003. Refer to Item 6.A.

Directors' Service Contracts

See "Compensation -Termination of Employment, Change in Responsibilities and Employment Contracts".

Board of Director Committees

The Company's Board of Directors has an audit committee. The members of the audit committee are appointed or replaced annually at a directors' meeting held immediately following the annual general meeting of members of the Company.

The audit committee, the members of which are Mark Fields, Clay Gillespie and Gordon Fretwell, is responsible for reviewing the Company's financial reporting procedures, internal control and management information systems and liaising with the external auditors. The audit committee also reviews the annual and interim financial statements before those statements are approved by the Board.

D. Employees

The average number of employees was as follows:


Years ended March 31

                           2003         2002                2001

                             4           3                     4

E. Share Ownership

The following table lists, as of September 30, 2003, directors and senior management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the directors and senior management as a group.

   Name                      No. of Shares             Percentage of Class(1)
Richard Palmer(2)            3,520,000                                   9.21
Mark Fields                      3,500                                   0.01
Mark Smith(3)               15,922,314                                  41.65
Clay Gillespie                  50,000                                   0.13
Gordon Fretwell                     0                                       0
Kevin Forbes                        0                                       0
Graham Mackenzie               880,000                                   2.30
Total                       20,375,814                                 53.30%

NOTES:
 (1) Based on 38,229,519 shares outstanding as of September 30, 2003.
 (2) Richard Palmer directly owns 1,760,000 shares, and has a power-of-attorney with respect to the sale and voting of a further 1,760,000 shares.
 (3) Mark Smith directly owns 10,700,697 shares. An additional 5,221,617 shares are owned by The Rockside Foundation of New Rochelle, New York, U.S.A., a private charitable trust, of which Mark Smith is a trustee.

As at September 30, 2003, the following stock options to purchase a total of 2,965,004 shares of the Company's common stock are outstanding:

Name/Title                   No. of Shares     Exercise Price      Expiry Date
Mark Fields/Director               300,000     $0.90         December 12, 2006
Mark Smith/Director                150,00      $0.90            April 28, 2007
Clay Gillespie/Director            100,000     $0.90            April 28, 2007
Lei Wang/Employee                   15,000     $0.90               May 7, 2007
Anreder Hirschhorn and
Co./Consultant                     100,004     $0.90          November 1, 2003
Richard Palmer/Senior Officer    1,500,000     $0.20            March 10, 2008
Graham Mackenzie/Senior Officer    700,000     $0.20            March 10, 2008
Gordon Fretwell/ Director          100,000     $0.29           August 12, 2008

As at the date hereof, officers and directors, as a group, own options entitling them to purchase a total of 2,850,000 shares of the Company.

On July 10, 2003, the Company adopted a share option plan (the "Plan") for the benefit of directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the TSX-V, which plan was subsequently accepted by the TSX-V on July 25, 2003 and approved by the members of the Company on August 12, 2003.
At the time of adoption of the Plan, the Company had outstanding options to purchase 2,865,004 common shares which remain in effect and are exercisable in accordance with their terms. Any new options granted will be granted pursuant to the terms of the Plan. The principal features of the Plan are as follows:

1. The maximum number of common shares issuable pursuant to the Plan (including all options that were outstanding when the Plan was adopted) shall not exceed 10% of the issued shares of the Company at the time of the stock option grant.

2. The maximum number of shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant (in the case of a consultant, as defined by the Exchange's policies, the annual maximum is 2%).

In the case where the holder of an option is engaged in investor relations activities (as defined by the Exchange's policies) for the Company or one of its subsidiaries, the total number of shares under option may not exceed 2% of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant.

3. The options granted will have a maximum term of 10 years from the date of grant.

4. The option is non-assignable and non-transferable.

5. If an optionee ceases to be employed by the Company (other than as a result of termination with cause) or ceases to act as a director or officer of the Company or a subsidiary of the Company, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed by the Company or ceases to act as a director or officer, as the case may be, or within 30 days if the optionee is engaged in investor relations activities and ceases to be employed to provide investor relations activities.

6. In the event of the death of an optionee, the optionee's heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee's death or the termination date of the option, whichever is earlier.

7. Any common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company's knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

The following persons or groups are known to us to each own more than 5% of our issued and outstanding common shares, which as of June 25, 2003 was:

   Name                       No. of Shares                   Percentage
Mark Smith                      10,700,697                         28.0%
CDS & Co.(1)                     9,243,485                         24.2%
The Rockside Foundation(2)       5,221,617                         13.7%
CEDE & Co. (1)                   4,494,944                         11.8%

NOTES:

(1) The Company has no knowledge of the beneficial ownership of these shares registered in the names of clearing agencies.
(2) Mark Smith, a director of the Company, is a trustee of The Rockside Foundation of New Rochelle, New York, U.S.A., a private charitable trust.
(3) Includes 1,760,000 shares over which Mr. Palmer has a power -of -attorney.

The Company's major shareholders do not have different voting rights.

As at June 25, 2003, according to the records maintained by the Company's registrar and transfer agent, there were 116 shareholders of the Company of record having addresses in the United States holding a total of 20,053,144 shares, representing approximately 52.45% of the outstanding common shares. As at June 25, 2003, the total number of our issued and outstanding common shares beneficially owned by the directors and officers as a group was 13,394,197 common shares.

To the best of our knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our Company.

B. Related Party Transactions

Shares for Debt - Walter Davidson

On September 12, 2002, the Company issued 100,000 Common shares at a deemed price of $0.55 per share to settle indebtedness owing by the Company in the amount of $55,000 to Walter Davidson, a former director and officer of the Company.

Shares for Debt - Mark Smith

Pursuant to four loans made by Mark Smith to the Company and due respectively on August 24, 2002, September 10, 2002, September 18, 2002 and April 5, 2003, the Company and Mr. Smith agreed to convert the approximately $1,461,433.47 in loans and interest outstanding as of September 30, 2002 into an aggregate of 2,657,151 Common shares at a deemed price of $0.55 per share. The issuance of these shares, which resulted in a change of control of the Company, received approval of the members of the Company at the Annual & Extraordinary General Meeting held on September 30, 2002 and the shares were thereafter issued to Mr. Smith on October 1, 2002. Mark Smith is a director and officer of the Company.

Employment Agreement with Mark Fields

See "Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts" for details regarding the entering into by the Company with Mark Fields of an Employment Agreement dated effective October 1, 2001 and a subsequent Employment Agreement dated effective December 9, 2002. Mark Fields is a director and officer of the Company.

Private Placements

On December 31, 2002, the Company issued to Mark Smith by way of private placement 3,125,000 units at a price of $0.20 per unit, each unit consisting of one Common share and one warrant. Each warrant entitles Mr. Smith to purchase one additional Common share for a term of two years at a price of $0.23 per share in the first year and $0.27 per share in the second year.

On April 16, 2003, the Company issued by way of private placement a total of 5,500,000 units at a price of $0.20 per unit, each unit consisting of one Common share and one warrant. Each warrant entitles the holder to purchase one additional Common share for a term of two years at a price of $0.25 per share. Richard Palmer and Graham Mackenzie, both officers of the Company, participated in this private placement as to 1,760,000 units and 880,000 units, respectively

Employment Agreement with Richard Palmer

See "Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts" for details regarding the entering into by Pine Valley Coal with Richard Palmer of an Executive Employment Agreement made effective March 10, 2003.

Employment Agreement with Graham Mackenzie

Pine Valley Coal entered into a two-year Executive Employment Agreement dated effective March 11, 2003 with Graham Mackenzie (the "Mackenzie Agreement") for his services as Vice-President of the Willow Creek project. Pursuant to the terms of the Mackenzie Agreement, Pine Valley Coal will:

(a) pay to Mr. Mackenzie an annual salary of AUS$94,000, payable monthly, which salary will be increased to AUS$190,000 upon the achievement of acquisition milestones relating to the acquisition of Mitsui Matsushima Canada Ltd.'s one-third ownership in the Willow Creek joint venture (the "Mackenzie Post-
   Acquisition Milestone Salary");

(b) provide to Mr. Mackenzie shares in the capital of the Company to the value of AU$8,000 each month in respect of any period of Mr. Mackenzie's employment occurring prior to the fulfillment of the acquisition milestones

(c) pay to Mr. Mackenzie, at the end of each of the Company's fiscal years, a bonus, the amount of which will be at the discretion of those directors of Pine Valley Coal who are independent of Mr. Mackenzie, and will take into account the performance of Mr. Mackenzie during the then-ended fiscal year compared against specified targets as set out in the Mackenzie Agreement; and

(d) make monthly superannuation contributions to the account of Mr. Mackenzie equal to 13% of the gross monthly Mackenzie Post-Acquisition Milestone Salary.

In the event of termination without just cause, a lump sum amount equal to:

1. one times the Mackenzie Post-Acquisition Milestone Salary, plus the 13% contribution under the Superannuation Plan described in the Mackenzie Agreement;

2. 30% of the Mackenzie Post-Acquisition Milestone Salary in lieu of future annual bonus entitlements; and

3. any then-accrued but unpaid entitlements to the Mackenzie Post-Acquisition Milestone Salary and bonus.

During the fiscal year ended March 31, 2003, no director or officer or any associate of any director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8 - Financial Information

A. Consolidated Statements and Other Financial Information

See Item 17 for the Company's Consolidated Financial Statements.

To the best of our knowledge, there are no legal or arbitration proceedings against the Company or any of our subsidiaries.


To the best of the Management's knowledge, the Company has not since the date of its incorporation, declared or paid any dividends, nor does it intend to declare any dividend for the foreseeable future.

B. Significant Changes

None.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

Nature of Trading Market

Our common shares trade on the TSX-V, the successor to the Canadian Venture Exchange, which was the successor to the merger between the Alberta Stock Exchange and the Vancouver Stock Exchange, under the symbol "PVM". The Company's shares also trade on OTC BB in the United States under the symbol "PVMCF".

Trading on the TSX-V

The following table sets forth the high and low sale prices on the TSX-V for our common shares for the last five fiscal years ended March 31, 2003.

      Year Ended              High            Low                Volume
                              $CDN            $CDN
March 31, 2003                0.74            0.17              909,713
March 31, 2002                2.70            0.55            1,418,605
March 31, 2001                2.35            1.12            2,744,781
March 31, 2000                1.75            0.42            2,566,979
March 31, 1999                1.38            0.40            1,753,352

The following table sets forth the high and low sale prices on the TSX-V for our common shares for each quarterly period in the two most recent fiscal years ended March 31, 2003 and the subsequent quarter ended June 30, 2003.

      Quarter Ended           High            Low                Volume
                              $CDN            $CDN
June 30, 2003                 0.65            0.25              402,271
March 31, 2003                0.69            0.17              348,903
December 31, 2002             0.32            0.18              232,425
September 30, 2002            0.54            0.29               78,902
June 30, 2002                 0.74            0.48              249,483
March 31, 2002                0.82            0.66              147,520
December 31, 2001             1.15            0.55              351,997
September 30, 2001            2.70            0.85              745,450
June 30, 2001                 2.70            1.92              707,197

The following table sets forth the high and low sale prices on the TSX-V for our common shares for each monthly period in the past six months.

      Month Ended             High            Low                Volume
                              $CDN            $CDN
August 31, 2003               0.30            0.26               78,050
July 31, 2003                 0.35            0.22              143,283
June 30, 2003                 0.49            0.23              156,571
May 31, 2003                  0.50            0.42               47,200
April 30, 2003                0.65            0.33              197,300
March 31, 2003                0.69            0.20              221,433

Trading on the OTC BB

The following table sets forth the high and low sale prices on the OTC BB and Pink Sheets for our common shares for the last five fiscal years ended
March 31, 2003.

      Year Ended              High            Low                Volume
                              $USD            $USD
March 31, 2003                0.50            0.10              989,300
March 31, 2002                1.90            0.35            1,535,200
March 31, 2001                1.53            0.66            1,450,500
March 31, 2000                                                      Nil
March 31, 1999                                                      Nil

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each quarterly period in the two most recent fiscal years ended March 31, 2003 and the subsequent quarter ended June 30, 2003.

      Quarter Ended           High            Low                Volume
                              $USD            $USD
June 30, 2003                 0.47            0.25              727,300
March 31, 2003                0.50            0.10              421,900
December 31, 2002             0.21            0.11              183,100
September 30, 2002            0.35            0.21               54,500
June 30, 2002                 0.42            0.29              329,800
March 31, 2002                0.50            0.41               43,000
December 31, 2001             0.648           0.35               95,200
September 30, 2001            1.70            0.53              693,900
June 30, 2001                 1.90            1.313             703,100

The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past six months.

      Month Ended             High            Low                Volume
                              $USD            $USD
August 31, 2003               0.265           0.23               40,501
July 31, 2003                 0.35            0.26              179,000
June 30, 2003                 0.38            0.29              279,500
May 31, 2003                  0.38            0.30              100,900
April 30, 2003                0.47            0.25              346,900
March 31, 2003                0.50            0.10              393,500

On the TSX-V the most recent trade of the stock was $0.28 on September 19, 2003 and on the OTC BB the most recent trade of the stock was $US0.21 on September 17, 2003.

B. Plan of Distribution

Not applicable.

C. Markets

The common shares of the Company trade on the TSX-V in Canada and the OTC BB in the United States. Refer to Item 9A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10 - Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are registered in British Columbia, Canada, certificate of amalgamation No. 442303. We do not have any stated "objects" or "purposes" as the Company Act of the Province of British Columbia does not require it. Our memorandum ("Memorandum") has authorized 100,000,000 common shares without par value. Our articles of association ("Article of Association") contain the following provisions, which also relies on the Company Act of British Columbia:

Voting Rights

(i) Shareholders shall have the right to receive notice of, to attend and to vote at all general meetings. Except as otherwise provided in the Articles of Association, on a show of hands each holder of shares present in person and entitled to vote shall have one vote and upon a poll each such holder who is present in person or by proxy and entitled to vote shall have one vote in respect of every share held by him.

Variation of Class Rights and Alteration of Capital

(i) The Company may by ordinary resolution increase the share capital, and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

(ii) By special resolution that requires a three-fourths majority, the Company may consolidate and divide all or any of the share capital into shares of larger amount, sub-divide the shares into shares of smaller amount.

Transfer of Shares

(i) Any member can transfer shares by delivering an instrument of transfer to the Company's transfer agent.

Directors

(i) Our Company's business is managed by the Directors who may exercise all powers subject to the provisions of the Articles of Association and the Company Act of British Columbia.

(ii) The number of Directors shall be not less than three. At our last annual general meeting, the number of directors was five. A Director shall not be required to hold any shares in the capital of our Company. At each annual general meeting of our Company, all of the board of directors retire and our members elect a new board.

(iii) A Director shall not vote but can be counted in the quorum present on any motion in respect of any contract, arrangement, transaction or any other proposal in which he has an interest that is to his knowledge a material interest.

(iv) The Directors shall be paid for their services as Directors such sums (if any) as the Directors may from time to time determine.

(v) The Directors may be paid all reasonable traveling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or otherwise in connection with our business.

Borrowing Powers

(i) The Directors may, exercise all of the powers to borrow money and to mortgage or charge its undertakings, properties, assets and uncalled capital, or any part thereof, and, subject to the provisions of the Articles of Association, to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of us or of any third party.

Dividends and Distributions on Liquidation to Shareholders

(i) The Directors may declare dividends, and need not give notice to any member Subject to any priority, preference or special rights, all dividends shall be declared and paid according to the number of shares held on a specified date with respect of the period of which the dividend is paid.

(ii) The Directors may pay such interim dividends as they think.

(iii) No dividend shall bear interest.

General Meetings

(i) Each year we hold a general meeting as the annual general meeting in addition to any other meetings in that year, and not more than 13 months shall elapse between the date of one annual general meeting and that of the next. The annual general meeting shall be held at such time and place as the Directors shall appoint.

(ii) All general meetings other than annual general meetings are extraordinary general meetings. The Directors may, whenever they think fit, convene an extraordinary general meeting.

Committees of the Board of Directors

Our board of directors has established an audit committee. Our audit committee will recommend a firm to be appointed as independent auditors to audit financial statements and to perform services related to the audit, review the scope and results of the audit with the independent auditors, review with management and the independent auditors our annual operating results and consider the adequacy of the internal accounting procedures and the effect of the procedures relating to the auditors' independence. In addition, the audit committee will monitor the board's corporate governance practices, propose nominees annually for election to the board, make recommendations as to the composition of the committees of the board and review the functioning of the board and the powers, mandates and performance of the committees. The audit committee is composed of two independent directors and one officer: Clay Gillespie, Gordon Fretwell and Mark Fields.

C. Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:

(a) Letter Agreement dated October 16, 2001 between the Company and Mark Smith with respect to outstanding loans;

(b) Mutual Release and Settlement Agreement dated October 5, 2001 between the Company and Casey Forward whereby Mr. Forward agrees to the termination of his outstanding stock option;

(c) Notice Letter dated February 28, 2003 from Thomas O'Brien to the Company surrendering his outstanding stock options;

(d) Debt Settlement Agreement dated December 14, 2001 between the Company and Mark Smith whereby the Company issued 5,714,285 shares at a deemed price of
   $0.70 per share to settle outstanding loans of $4,000,000;

(e) Letter Agreement dated November 14, 2001 between the Company and Mark Smith amending the Loan Agreement dated August 24, 2001;

(f) Employment Agreement dated effective October 1, 2001 between the Company and Mark Fields which has since been replaced by an Employment Agreement dated effective December 9, 2002;

(g) Director Stock Option Agreement dated December 13, 2001 between the Company and Mark Fields;

(h) Letter Agreement dated December 21, 2001 among the Company, Falls Mountain and Mitsui Matsushima Ltd. regarding the Willow Creek Joint Venture operations;

(i) Debt Settlement Agreements dated December 13, 14 and 19, 2001 between the Company and each of Mark Smith (on behalf of himself, The R. Smith Templeton Foundation and The Rockside Foundation), Jenny Valente, Thomas O'Brien and Edward Lawson whereby the Company issued 5,922,836 shares at a deemed price of $0.70 per share to settle outstanding indebtedness of $4,145,985;

(j) Loan Agreement dated March 25, 2002 between the Company and Mark Smith whereby Mr. Smith loaned the Company US$40,000;

(k) Corporate Finance Services Agreement dated March 25, 2002 between the Company, Thomas O'Brien and LOGG Investment Research Inc.;

(l) Agreement dated January 31, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc. amending the Corporate Finance Services Agreement;

(m) Agreement dated March 3, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc. amending the Corporate Finance Services Agreement;

(n) Investor Relations Agreement dated March 27, 2002 between the Company and Anreder Hirschhorn and Co. which was terminated by the Company on November 1, 2002;

(o) Director Stock Option Agreements dated April 29, 2002 between the Company and each of Mark Smith and Clay Gillespie;

(p) Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang;

(q) Private Placement Subscription Agreements dated May 17 and 30, 2002 between the Company and each of Mark Smith and Louie Garrett whereby the Company issued 136,362 units at a price of $0.55 per unit;

(r) Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith whereby the Company issued 2,455,960 shares at a deemed price of $0.55 per share to settle outstanding indebtedness of $1,350,778;

(s) Debt Settlement Amendment Agreement dated June 12, 2002 between the Company and Mark Smith whereby the Company issued 2,595,395 shares at a deemed price of $0.55 per share to settle outstanding indebtedness of $1,427,467.50;

(t) Consultant Stock Option Agreement dated June 4, 2002 between the Company and Anreder Hirschhorn and Co.;

(u) Debt Settlement Agreement dated August 2, 2002 between the Company and Walter Davidson whereby the Company issued 100,000 shares at a deemed price of $0.55 per share to settle outstanding indebtedness of $55,000;

(v) Private Placement Subscription Agreement dated December 18, 2002 between the Company and Mark Smith whereby the Company issued 3,125,000 units at a price of $0.20 per unit;

(w) Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields. See "Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts" on page 56;

(x) Letter Agreement dated March 10, 2003 among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd. whereby the Company agrees to purchase Mitsui's participating interest in the Willow Creek Joint Venture;

(y) Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain with respect to the Willow Creek Joint Venture;

(z) Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd. with respect to the Willow Creek Joint Venture;

(aa) Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer. See "Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts" on page

(bb) Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie. See "Related Party Transactions - Employment Agreement with Graham Mackenzie" on page 57;

(cc) Private Placement Subscription Agreements dated March 5, 2003 between the Company and each of Richard Palmer, Tracey-Ann Palmer, Graham Mackenzie and Bazamakijo Pty Limited whereby the Company issued 5,500,000 units at a price of $0.20 per unit;

(dd) Amending Agreements dated April 7, 2003 between the Company and each of Richard Palmer, Tracey-Ann Palmer, Graham Mackenzie and Bazamakijo Pty Limited with respect to an amendment to the warrant exercise price;

(ee) Senior Officer Stock Option Agreements dated March 31, 2003 between the Company and each of Richard Palmer and Graham Mackenzie; and

(ff) Consulting Agreement dated April 29, 2003 between the Company and Kevin Forbes.

(gg) Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell.


D. Exchange Controls

There is no law or government decree of regulation in Canada that restricts the export or import of capital, or that affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of a company on the right of a non-resident to hold or vote common shares of a company, other than as provided in the Investment Canada Act, as amended (the "Investment Act").

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. If an investment by a non-Canadian is not a reviewable investment, it requires the filing of a short notice.

An investment in common shares of a company by a non-Canadian that is a "WTO investor" would be reviewable if the value of the assets of the Company equaled or exceeded $184 million, the threshold established for 1999In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

An investment in common shares of a company by a non-Canadian, other than a WTO investor, would be reviewable under the Investment Act if it were an investment to acquire control of a company and the value of the assets were $5.0 million.

The Investment Act would not apply to certain transactions in relation to common shares of the Company, including:

An acquisition of common shares of a company by any person made in the ordinary course of that person's business as a trader or dealer in securities;

An acquisition of control of a company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged.

E. Taxation

This section is to make United States persons aware and caution them as to some of the consequences of investing in the Company (a Canadian company). Taxation of the Company in Poland from a business perspective is discussed in the immediately following section.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below. The consequences of state and local taxes are not considered. The following information is general and security holders should seek the advice of their own tax advisors.

Taxation of Dividends

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited to the holder of the common share. The rate of withholding tax on dividends is 25% of the amount of the dividend. This rate may be reduced under the provisions of an international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes.

Disposition of Common Shares

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share is a "taxable Canadian property" (as defined in the Income Tax Act). Shares of a corporation that are listed on a prescribed stock exchange are generally not considered to be taxable
Canadian property. Taxable Canadian property includes any common share held by a non-resident if used in carrying on a business (other than an insurance business) in Canada. A non-resident whose common shares constitute taxable Canadian property will realize upon disposition, a capital gain (or a capital loss).

One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption and their own particular circumstances.

Passive Foreign Investment Company

A foreign corporation with one or more U.S. shareholders is a PFIC if 75% or more of its income is passive income or if at least 50% of its assets would be invested in instruments which produce interest, dividends and/or capital gains. Unlike a controlled foreign corporation or a foreign personal holding company, there is no minimum percentage ownership by U.S. shareholder to trigger application of the PFIC rules. If a foreign corporation has a high enough percentage of passive income or assets, it is a PFIC as regards any U.S. shareholder no matter how small their ownership percentage of the foreign corporation and regardless of whether the U.S. shareholders, individually or in the aggregate, have the ability to control the business or investments of the foreign corporation.

If you own shares in a PFIC and you sell them for a profit you generally must pro-rate your profit over all the years you held the shares in the PFIC, pay U.S. income tax on the profit allocated to each year at the highest U.S. rate in effect for that year, and pay interest on all the prior year's tax, computed from the tax return due date for the year to which the income is attributable.

The above rule may not apply if you elect to treat your investment as a "Qualified Electing Fund" (QEF). This election is made by attaching Form 8621 to the annual tax return. This will permit the annual inclusion of the QEF your pro-rata share of ordinary income and long-term capital gains.

The Company does not believe it was a passive foreign investment company during the fiscal year ended March 31, 2002 or any other year.

Future Developments

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereafter, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many such instances have not yet been promulgated and which may have retroactive effect. Furthermore, legislation has been proposed which would replace the PFIC provisions with a consolidated anti-deferral regime. While this legislation was vetoed, it may be re-introduced in subsequent years.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's web site www.sec.gov and search for company filings, or at public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

In addition, any of the documents referred to above can be viewed at the registered office of the Company at Suite 3000, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3R3. All of the documents referred to above are in English.

I. Subsidiary Information

Not applicable.

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

The Company does not presently believe it has material exposure to potential, change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates.

The Company did not have any foreign currency derivatives outstanding at March 31, 2003. Accordingly, no market risk existed for such instruments at this date.

Item 12 - Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13 - Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 - Controls and Procedures

Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO has concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16 - Reserved

Item 16A - Audit Committee Financial Expert

[Pine Valley to advise whether BHT to assist with drafting.]

Item 16B - Code of Ethics

[Pine Valley to advise whether BHT to assist with drafting.]

PART III

Item 17 - Financial Statements

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

Item 18 - Financial Statements

Not applicable.

Item 19 - Exhibits

1. Memorandum and Articles and amendments thereto:
   Other than Exhibits 1.1 and 1.2 mentioned below, those documents were attached as Exhibits to the Company's Registration Statement on Form 20-F dated July 9, 1984 and are incorporated herein by reference.

1.1 Form 18, Ordinary Resolution, dated November 8, 2002 and attached Altered Memorandum.
1.2 Form 19, Special Resolutions, dated April 14, 2003 and attached Altered Memorandum.
2. Instruments defining the rights of holders of equity or debt securities being registered: Refer to Exhibit No. 1
3.  Voting Trust Agreements:  Not applicable
4.  Material Contracts:
4.1 Amalgamation Agreement dated March 14, 1983 between Nithex Exploration Ltd. and Indin Gold Ltd. which was attached as an Exhibit to the Company's Registration Statement on Form 20-F dated July 9, 1984 and is incorporated herein by reference.
4.2 Amalgamation Agreement dated January 5, 1993 between New Lintex Minerals Ltd., Willow Creek Coal Ltd. and A.L.M. Associates Corp. which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 1992.
4.3 Joint Venture Agreement dated February 14, 1996 among the Company, Falls Mountain, Mitsui Matsushima Canada Ltd. and BCR Ventures Inc. which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 1996.
4.4 Loan Agreement dated August 24, 2001 between the Company and Mark Smith.
4.5 Share Pledge Agreement dated August 24, 2001 between the Company and Mark Smith.
4.6 Loan Amending Agreement dated September 7, 2001 between the Company and Mark Smith.
4.7 Loan Agreement dated September 7, 2001 between the Company and Mark Smith.
4.8 Share Pledge Agreement dated September 10, 2001 between the Company and Mark Smith.
4.9 Employment Agreement dated effective October 1, 2001 between the Company and Mark Fields.
4.10 Director Stock Option Agreement dated December 13, 2001 between the Company and Mark Fields and Schedule.
4.11 Debt Settlement Agreement dated December 14, 2001 between the Company and Mark Smith (on behalf of himself, The R. Smith Templeton Foundation and The Rockside Foundation) and Schedule.
4.12 Loan Agreement dated March 26, 2002 between the Company and Mark Smith.
4.13 Corporate Finance Services Agreement dated March 25, 2002 between the Company, Thomas O'Brien and LOGG Investment Research Inc.
4.14 Director Stock Option Agreement dated April 29, 2002 between the Company and Mark Smith and Schedule.
4.15 Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang.
4.16 Subscription Agreement dated May 17, 2002 between the Company and Mark Smith and Schedule.
4.17 Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith.
4.18 Debt Settlement Amendment Agreement dated June 14, 2002 between the Company and Mark Smith.
4.19 Debt Settlement Agreement dated August 2, 2002 between the Company and Walter Davidson.
4.20 Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields.
4.21 Subscription Agreement dated December 18, 2002 between the Company and Mark Smith.
4.22 Amending Agreement dated January 31, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc.
4.23 Amending Agreement dated March 3, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc.
4.24 Subscription Agreement dated March 5, 2003 between the Company and Richard Palmer and Schedule.
4.25 Letter Agreement dated March 10, 2003 among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd.
4.26 Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain.
4.27 Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd.
4.28 Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer.
4.29 Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie.
4.30 Senior Officer Stock Option Agreement dated March 31, 2003 between the Company and Richard Palmer and Schedule.
4.31 Amending Agreement dated April 7, 2003 between the Company and Richard Palmer and Schedule.
4.32 Consulting Agreement dated April 29, 2003 between the Company and Kevin Formbes.
4.33 Share Option Plan dated for reference July 10, 2003.
4.34 Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell.

5. Foreign Patents:  Not applicable
6. Earnings Per Share Calculation:
Effective from April 1, 2001, the Company retroactively adopted a new standard for the computation and disclosure of earnings per share, as recommended by the Canadian Institute of Chartered Accountants. The adoption of the new standard mainly affects the calculation of the diluted earnings per share amount.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue Common shares were exercised or converted to Common shares. Under the new standard, the treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase Common shares at the prevailing market rate.

Basic earnings per share is computed using the weighted average number of Common shares outstanding during the year.

The adoption of the new standard has no effect on the calculation of diluted earnings per share amount for the prior years as the effect of Common shares issuable upon the exercise of options of the Company would be anti-dilutive. Therefore, basic and diluted earnings per share would be the same.

7. Ratio Calculations:
The ratios of debt to equity referred to in the Liquidity and Capital Resources section were calculated in each case by dividing the figure shown on the balance sheet for the relevant year as "Total liabilities" by the figure shown on that balance sheet as "Total shareholders' equity".

8. List of Subsidiaries:
   Globaltex Gold Mining Corp. (Incorporated in British Columbia, Canada) Falls Mountain Coal Inc. (Incorporated in British Columbia, Canada)
   Pine Valley Coal Pty Limited (Incorporated in Victoria, Australia)
9. Statement Regarding Date of Financial Statements:  Not applicable
10. Notice required by Rule 104 of Regulation BTR:  Not applicable
11. Code of Ethics:  Not applicable
12. Certifications Required by Rule 13a-14(a) or Rule 15d-14(a):
    See Certifications for each of the Chief Executive Officer and the Chief Financial Officer on pages 58 and 60.
13. Certifications Required by Rule 13a-14(b) or Rule 15d-14(b):
14. Additional Exhibits:  Not applicable



SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PINE VALLEY MINING CORPORATION


Dated: September 30, 2003    By:
"Richard Palmer", President & CEO


                                       CERTIFICATION
I, Richard Palmer, certify that:

1. I have reviewed this annual report on Form 20-F of Pine Valley Mining Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
(d) disclosed in this annual report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;
   and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


Date:  September 30, 2003
Richard Palmer, Chief Executive Officer





CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)


In connection with the Annual Report of Pine Valley Mining Corporation (the "Company") on Form 20-F for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard Palmer, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


Date:  September 30, 2003
Richard Palmer, Chief Executive Officer
Pine Valley Mining Corporation



                                       CERTIFICATION
I, Kevin Forbes, certify that:

1. I have reviewed this annual report on Form 20-F of Pine Valley Mining Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:
(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
(b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and
(d) disclosed in this annual report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;
   and

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.


Date:  September 30, 2003
Kevin Forbes, Chief Financial Officer




CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)


In connection with the Annual Report of Pine Valley Mining Corporation (the "Company") on Form 20-F for the period ending March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin Forbes, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.
section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  September 30, 2003
Kevin Forbes, Chief Financial Officer

Pine Valley Mining Corporation




                             Independent Auditors' Report

To the Shareholders of
Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)

We have audited the consolidated balance sheets of Pine Valley Mining Corporation (formerly Globaltex Industries Inc.) as at March 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flows for each of the years in the three year period ended March 31, 2003 and the period from inception to March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing Standards and auditing standards generally accepted in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2003 and the period from inception to March 31, 2003 in accordance with Canadian generally accepted accounting principles.



"Deloitte & Touche LLP"
Chartered Accountants
Vancouver, Canada
June 6, 2003



Comments by Auditors on Canadian - United States of America Reporting
Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph for the following:

a) When financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements.

b) To describe changes in accounting policies that have been implemented in the consolidated financial statements. Effective April 1, 2002, the Company adopted CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. The impact of this change in accounting policy is set out in
   Note 3 (m) to the consolidated financial statements.

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and United States generally accepted auditing standards, our report to the Shareholders dated June 6, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the consolidated financial statements.


"Deloitte & Touche LLP"
Chartered Accountants
Vancouver, Canada
June 6, 2003



Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Balance Sheets
  As of March 31, 2003
(Canadian Dollars)


                                                       2003           2002
ASSETS

CURRENT
  Cash and cash equivalents                         $680,040           $73,501
  Restricted cash                                      -               296,803
  Accounts receivable                                  1,349         1,628,158
  Prepaid expenses                                     5,497             5,477
Total Current Assets                                 686,886         2,003,939

CAPITAL ASSETS (Note 4)                               14,850            19,530
MINERAL PROPERTIES (Note 5) (Schedule 1)          10,423,081        13,026,175
                                                  10,437,931        13,045,705
Total Assets                                     $11,124,817       $15,049,644

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities          $185,872        $2,019,165
  Interest payable                                     -                26,588
  Notes payable (Note 7)                               -             1,550,355
Total Current Liabilities                            185,872         3,596,108

DUE TO RELATED PARTY (Note 6)                        600,000           600,000
Total Liabilities                                    785,872         4,196,108

SHAREHOLDERS' EQUITY
  Capital stock (Note 8 and 9)
    Authorized 100,000,000 common shares
    of no par value
  Issued and fully paid (Note 8)
    32,073,269 shares (2002 - 24,626,185 shares)  26,423,896        23,207,462
  Commitment to issue shares (Note 8(e))             131,250         1,000,000
  Share subscription  (Note 8(e))                    572,770             -
  Contributed surplus and other capital (Note 9)   1,115,555         1,092,761
  Deficit accumulated during exploration stage   (17,904,526)      (14,446,687)
Total Shareholders' Equity                        10,338,945        10,853,536

Total Liabilities and Shareholders' Equity       $11,124,817       $15,049,644

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 15)

APPROVED BY THE BOARD OF DIRECTORS

  Mark Fields         Director

  Clay Gillespie      Director



Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Statements of Loss and Deficit
For the Years Ended March 31
(Canadian Dollars)

                                  Cumulative
                                  from inception
                                  to March 31,
                                     2003         2003        2002       2001
REVENUE
  Interest and other               $216,460     $1,472      $8,874      $3,616

EXPENSES
  Accounting and audit              724,041     39,150      45,842      25,473
  Amortization                      100,657      4,680       5,704       5,819
  Consulting (Note 9 (a))            22,794     22,794       -           -
  Fees and assessments              150,774     24,422       1,253       -
  General exploration                83,821      -           -           -
  Interest and financing          2,056,778    143,957     969,210     260,155
  Management fees                 1,128,847     32,750     161,796    137,100
  Office                          1,427,872    162,566     741,464      92,714
  Professional fees               1,449,525     78,374     139,689      94,179
  Promotion                         362,674     11,898       7,580      25,400
  Transfer agent                    235,148     20,171      23,249      26,162
  Travel                            214,740     20,833      22,558      30,774
                                  7,957,671    561,595   2,118,345     697,776

LOSS BEFORE UNDERNOTED ITEMS     (7,741,211)  (560,123) (2,109,471)   (694,160)

Amalgamation and settlement costs  (840,720)     -           -           -
Loss on disposal of capital assets (115,320)     -           -           -
Foreign exchange gain (loss)        (24,943)    16,884     (41,827)      -
Write-down of mineral
  properties (note 5(a))        (8,993,072) (2,914,600)       -          -
Write down of investment
in US Electric Power Inc.         (189,260)     -         (189,260)      -
                               (10,163,315) (2,897,716)   (231,087)      -

NET LOSS                       (17,904,526) (3,457,839) (2,340,558)   (694,160)

DEFICIT ACCUMULATED DURING
  EXPLORATION STAGE,
  BEGINNING OF PERIOD              -     (14,446,687) (12,106,129) (11,411,969)

DEFICIT ACCUMULATED DURING
  EXPLORATION STAGE,
  END OF PERIOD         $(17,904,526) $(17,904,526) $(14,446,687) $(12,106,129)
Basic and diluted
  loss per share                            $(0.12)       $(0.12)       $(0.04)
Weighted average
  number of shares                      28,318,672    20,007,894    18,749,353




Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Statements of Cash Flows
For the Years Ended March 31
(Canadian Dollars)
                              Cumulative
                              from inception
                              to March 31,        Years ended March 31,
                                  2003          2003          2002       2001
OPERATINGACTIVITIES
Net loss                  $(17,904,526)  $(3,457,839)  $(2,340,558)  $(694,160)
Adjustments:
Amortization                   100,657         4,680         5,704       5,819
Loss on disposal of
    capital assets             115,320         -             -           -
Accretion of equity component
 of convertible instrument      31,095         -             -           -
Non-cash consulting costs       22,794        22,794         -           -
Non-cash financing costs     1,055,450        25,973       792,477     237,000
Write-off of mineral
 properties (Note 5(a))      8,993,072     2,914,600         -           -
Write-off of investment in
 US Electric Power Inc.        189,260         -           189,260       -
Office expenses (Note 6)       600,000         -           600,000       -

Changes in non-cash operating
working capital items other
than cash (Note 12)           (317,084)      198,057      (657,996)     29,249
                            (7,113,962)     (291,735)   (1,411,113)   (422,092)

FINANCING ACTIVITIES
Capital stock issued         7,329,047       700,000       578,000     354,550
Share subscription
 (Note 8(d))                   704,020       704,020         -           -
Note proceeds                9,906,445        94,734     1,176,328   4,400,000
Note payments                 (288,974)     (288,974)        -           -
Proceeds on convertible debt   150,000         -             -           -
                            17,800,538     1,209,780     1,754,328   4,754,550

INVESTING ACTIVITIES
Acquisition of capital assets (160,434)        -            (2,164)     (3,532)
Investment in US Electric
 Power Inc.                   (189,260)        -          (182,021)     (7,239)
Deferred exploration and
 development                (5,876,505)     (311,506)     (116,912)   (569,209)
Reclamation deposit              -             -             -          15,000
Acquisition of net assets of Willow Creek net of
 cash acquired              (3,491,363)        -             -      (3,902,543)
                            (9,717,562)     (311,506)     (301,097) (4,467,523)

INCREASE (DECREASE) IN CASH    969,014       606,539        42,118    (135,065)
  CASH POSITION,
    BEGINNING OF PERIOD          -            73,501        31,383     166,448
  CASH POSITION,
    END OF PERIOD             $969,014      $680,040       $73,501     $31,383

SUPPLEMENTAL INFORMATION
Interest paid                                $76,960      $129,865     $23,155

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i)   the Company issued 4,085,722 (2002: 4,285,714, 2001: nil) common shares to settle notes payable in the amount of $2,461,433 (2002: $3,000,000, 2001: $nil) (Note 8).
(ii) the Company issued 100,000 (2002: 208,551, 2001: nil) common shares to settle certain accounts payable in the amounts totaling $55,000 (2002:
      $145,984, 2001: $nil).
(iii) the Company issued nil (2002: 200,815, 2001: nil) common shares as consideration for nil (2002: two, 2001: nil) new notes payable obtained at a deemed value of $215,450.
(iv) the Company issued nil (2002: 300,000, 2001: 2,300,000) share purchase warrants valued at $nil (2002: $60,000, 2001:$780,000) in consideration of the $nil (2002:$400,000, 2001:$4,400,000) loan (Note 7).






Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Consolidated Statement of Deferred Exploration and Development Costs For the Years Ended March 31
(Canadian Dollars)                      Schedule 1

                          Cumulative
                          from inception
                          to March 31,        Years ended March 31,
                                 2003         2003         2002        2001
DEFERRED EXPENDITURES

Indin Lake
Acquisition                    $553,665        $-            $-          $-
Consulting                     512,895         -            31,124      57,678
Geological program             355,218         -             -           -
Environmental deposit           50,000         -             -           -
Equipment purchases          1,131,233         -             -           -
Insurance                       56,974         -             -           -
Insurance proceeds            (553,736)        -             -           -
Taxes and licences              75,245         3,745         3,534       3,534
Supplies                       318,556         -             -           -
Survey                          43,331         -             -           -
Travel and camp                371,219         -             -           -
Cost written down           (2,914,600)   (2,914,600)        -           -
                                 -        (2,910,855)       34,658      61,212

Willow Creek Coal Property
Acquisition                 12,097,331         -             -       3,902,543
Bulk sample                    115,754         -             -           -
Consulting                     579,815        26,843        52,840       7,800
Deferred development         4,289,924       162,998     2,674,882     927,341
Environmental                   34,451          -            -           -
Geological                       2,061          -            -           2,061
Laboratory                      45,749          -            -           -
Licences                       268,923       117,920         -           -
Reclamation                      4,803          -            -         (10,000)
Recovery from trial cargo
  sale                      (2,348,587)         -       (2,348,587)      -
Supplies                        15,896          -            -           -
Survey and mapping              29,104          -            -           -
Travel                          62,147          -           11,388       1,022
Costs written-down          (4,774,290)         -            -           -
                            10,423,081       307,761       390,523   4,830,767

TOTAL                       10,423,081    (2,603,094)      425,181   4,891,979
  MINERAL PROPERTIES,
  BEGINNING OF PERIOD            -        13,026,175    12,600,994   7,709,015
  MINERAL PROPERTIES,
  END OF PERIOD            $10,423,081   $10,423,081   $13,026,175 $12,600,994






Pine Valley Mining Corporation
(formerly Globaltex Industries Inc.)
(An exploration stage company)
Notes to the Consolidated Financial Statements
For the Years Ended March 31
(Canadian Dollars)

1.  BUSINESS OF THE COMPANY
    The Company is engaged in the exploration and development of a coal project (Note 5(b)) near Chetwynd, British Columbia Canada.

    Effective from May 13, 2003 the Company changed its name to Pine Valley Mining Corporation.

2.  CONTINUING OPERATIONS
    These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $17,904,526 and has working capital at March 31, 2003 of $501,014. The Company's continued existence is dependent on the ability to obtain loan financing; the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

    Management is continuing its efforts to obtain additional funds so that the Company can meet its obligations and continue the exploration and development of its mineral properties. Should the Company not be able to raise sufficient funds to exercise its right to acquire Mitsui Matsushima Canada Ltd.'s Willow Creek Joint Venture interest, it has a contingent obligation to pay Mitsui Matsushima a breakup fee of $500,000 and the Willow Creek Joint Venture will continue to be in effect, the Company having an interest of 66 2/3% and Mitsui Matsushima having an interest of 33 1/3%. Should the Company not be able to raise sufficient funds for the financial requirements of the Willow Creek Joint Venture, the Company would likely have its interest in the Willow Creek Joint Venture decreased to less than 66-2/3% (Note 5(b)).

    If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.


3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    These consolidated financial statements have been prepared in accordance
    with Canadian generally accepted accounting principles (    Canadian GAAP)
    which in respect of these financial statements do not differ materially
    from accounting principles generally accepted in the United States (    US
    GAAP), expect as disclosed in Note 14.

 (a) Basis of presentation
     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Pty Limited, Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.
3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


 (b) Cash and cash equivalents
     Cash and cash equivalents includes short term money market instruments with terms to maturity at the date of issue not exceeding 90 days.


 (c) Mineral properties
     The Company is involved in exploration and development of its mineral properties. The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, are sold or abandoned. Costs pertaining to properties developed to production will be amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned will be written off.

     The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. The Company reviews the carrying value of its mineral properties on a regular basis, primarily by reference to estimated future expected cashflows. When the carrying value of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.


 (d) Capital assets
     Capital assets are recorded at cost and the Company provides for amortization using the declining balance method at rates ranging from 20% to 30% per annum.


 (e) Restoration, rehabilitation, and environmental expenditures
     Restoration, rehabilitation and environmental expenditures are charged to earnings as incurred during the exploration phase. Significant restoration, rehabilitation and environmental expenditures to be incurred subsequent to the cessation of exploration are accrued when their extent can be reasonably estimated.


 (f) Income taxes
     The Company accounts for income taxes using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry forwards and other deductions. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount Although the Company has tax loss carry forwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


 (g) Earnings (loss) per common share
     Earnings per share calculations are based on the weighted average number of common and common equivalent shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive.


 (h) Use of estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.


 (i) Fair value of financial instruments
     The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value.
     The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 7.


 (j) Financial risk
     Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.


 (k) Joint venture
     The Company accounts for its interest in the Willow Creek Joint Venture on a proportionate consolidation basis, which, due to the current development status of the property, results in presentation similar to that derived from the equity method.


 (l) Foreign currency translation
     The Company uses the temporaral method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.




3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

 (m) Stock options
     The Company has a stock based compensation plan which is described in Note 9(a). The Company has adopted the recommendations of the new CICA Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective April 1, 2002. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.

     Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased the excess of consideration paid over the carrying amount of the stock option is charged to deficit.

     Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

     This policy applies to all stock options grants issued subsequent to April 1, 2002.


4.  CAPITAL ASSETS
                                                 2003                  2002
                                          Accumulated   Net Book   Net Book
                                 Cost     Amortization     Value      Value

     Office equipment          $66,018         $51,952     $14,066     $18,410
     Field equipment             9,000           8,216         784       1,120
                               $75,018         $60,169     $14,850     $19,530


5.  MINERAL PROPERTIES
                                                 2003                  2002

     Indin Lake                                 $-                $2,910,855
     Willow Creek Joint Venture             10,423,081            10,115,320
                                           $10,423,081           $13,026,175


5.  MINERAL PROPERTIES (Continued)

 (a) Indin Lake
     The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories. The Company has concluded that the Indin Lake gold property should be written down to nil value due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.


 (b) Willow Creek Joint Venture (Falls Mountain/Willow Creek)
     During the year ended March 31, 1996, the Company entered into the Willow Creek Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Canada Ltd, ( Mitsui Matsushima ) and BCR Venture Inc. ( BCR ), a wholly owned subsidiary of BC Railway Company
    ( BC Rail ) to form the Willow Creek Joint Venture (Willow Creek Joint Venture ). The purpose of the Willow Creek Joint Venture is to develop a low cost coal mine.

     Under the agreement, a feasibility study has been completed and accepted by the Willow Creek Joint Venture participants, and a decision has been made to proceed to develop a coal mine in the Willow Creek coal licenses. Pine Valley Coal Ltd. has been set up as the operator and is directed by a Management Committee. Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc., contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek. The licences and assets were transferred to the Willow Creek Joint Venture in return for a capital account of $2,500,000. Under the Agreement, Mitsui Matsushima and BC Rail earned a one-third interest each by making equity contributions totaling $5 million to the Willow Creek Joint Venture, and a best efforts commitment to obtain project financing.

     During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture. The Company has recorded a cumulative loss allowance on its Willow Creek properties of $4,774,290 at March 31, 2003 which recognizes the difference between the property carrying value and the transfer value to the Joint Venture to the extent of the interests of Mitsui Matsushima.

     As at March 31, 2003, the Company has made all the necessary Willow Creek Joint Venture payments to maintain its Willow Creek Joint Venture interest at 66 2/3%.

     Under the agreement, the parties have contracted with BC Rail to provide haulage services under a haulage contract and have also contracted with Mitsui Matsushima to market the coal worldwide during the life of the project. The Willow Creek Joint Venture Agreement also provides that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company will cease to have any representation or right to vote on the management committee of the Willow Creek Joint Venture.
5.  MINERAL PROPERTIES (Continued)
  (b)  Willow Creek Joint Venture (Falls Mountain/Willow Creek) (Continued)

     On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing.

     The assets, liabilities and cash flows of the Willow Creek Joint Venture are summarized as follows:

                                                 2003                  2002

     Current assets and deposits               $32,194              $2,942,892
     Coal property interests and equipment  10,821,653              11,239,335
                                            10,853,847              14,182,227

     Current liabilities                        23,847               2,153,358
     Joint Ventures' Equity                $10,830,000             $12,028,869

     Cash Flows - generated (applied)
     Investing activities                 $1,091,856               $(1,787,134)
     Financing activities                $(1,198,869)               $1,819,000


6.  DUE TO RELATED PARTY
    The Company has provided for the payment of $600,000 to the estate of the
    former Chairman of the Company (the     Estate    ).  The Estate is
    administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined.
    There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 6, 2003, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2004.


7.  NOTES PAYABLE
                                                 2003                  2002
    Non-interest bearing promissory note,
      maturing September 18, 2002               $-                    $400,000
    Promissory note, bearing 15% interest
      per annum, secured by shares of
      Falls Mountain Coal Inc.,
      maturing August 24, 2002.                  -                     804,328
    Promissory note, bearing 15% interest
      per annum, secured by shares of
      Falls Mountain Coal Inc.,
      maturing September 10, 2002.               -                     372,000
                                                $-                  $1,576,328
  Less amount to be accreted to
   date of maturity                              -                     (25,973)
                                                $-                  $1,550,355

    In September 2001, the Company and the lender entered into an agreement to extend the $400,000 loan to September 18, 2002 which was one year beyond the original due date. As consideration for the extension of the loan, the Company granted additional 300,000 share purchase warrants entitling the holder to purchase up to 300,000 common shares for a term of three years to September 6, 2004 at a price of $1.15 per share in the first year, $1.25 per share in the second year and $1.35 per share in the third year. The fair value of these share purchase warrants of $60,000 is being amortized over the remaining life of the loan. The fair value of the Company's share purchase warrants were determined using an option pricing model based on volatility of the stock price of 60%, a risk free interest rate of 4.00%, no dividends and a life of three years.

    In September 2001, the Company arranged a $1,150,000 loan (in US Dollars) and a $372,000 loan, both due to an arm's length lender, to provide working capital. Both loans were for a term of one year, bearing interest at a rate of 15% per annum calculated daily in arrears and compounded quarterly. The loans were secured by a pledge in favour of the principal lender of the shares of Falls Mountain Coal Inc. In addition, the Company granted 165,046 and 35,769 bonus shares respectively, as consideration for the two new loans. On November 15, 2001, February 4, 2002, and May 10, 2002, the Company paid $306,434 (in US Dollars), $340,672 (in US Dollars) and $150,708 (in US Dollars) respectively towards the $1,150,000 loan (in US Dollars) which included interest.

    In April 2002, the Company settled an outstanding loan balance of $1,000,000 due to a director, through the issuance of 1,428,571 common shares at a price of $0.70 per share.


    In April 2002, the Company received a $40,000 loan (in US Dollars) from a director. The loan was for a term of one year, bearing interest at a rate of 10% per annum calculated daily in arrears and compounded annually, maturity on or before April 5, 2003.

    In November 2002, $20,000 in US dollars was advanced to the Company by a director. The advanced loan was non-interest bearing and had no specific terms of repayment. The loan was repaid in January 2003.


7.  NOTES PAYABLE (Continued)

    The Company agreed with the lenders to settle the outstanding balance as at September 30, 2002 of all the above remaining loans totaling an equivalent of $1,461,433 by issuing 2,657,151 shares at a price of $0.55 per share. The shares were issued on October 1, 2002.

    The Company estimates the fair value of the interest free loans using discounted cash flows assuming a borrowing rate equal to the variable rate of the LIBOR rate plus 3 1/2%.


                                                 2003                  2002

    Carrying value                              $-                    $374,027
    Fair value                                   -                     388,710


8.  SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO MARCH 31, 2003

                                                           Shareholders' Equity
                                 Years Issued    Number of    from inception to
                                                 shares          March 31, 2003
(a) Shares issued for cash
                                     1970          45,117           $67,675
                                     1971          12,895            30,948
                                     1972          16,361            49,084
                                     1973               1                 1
                                     1974          83,333            60,000
                                     1976         100,000            90,000
                                     1977          66,667            35,000
                                     1978         100,000            52,173
                                     1980         233,333           135,000
                                     1981         433,333         1,496,546
                                     1987          83,333            62,500
                                     1988         358,334           321,751
                                     1990         150,000            43,500
                                     1991          50,000            14,000
                                     1992         800,000           235,750
                                     1994         236,500           302,030
                                     1995         648,125           542,860
                                     1996         100,000           120,000
                                     1997          50,000            60,000
                                     1998         355,000           230,787
                                     1999       1,225,833           758,463
                                     2000       1,816,157           958,000
                                     2001         656,500           384,979
                                     2002         866,667           578,000
                                     2003       3,261,362           700,000
                                               11,748,851         7,329,047
 (b) Shares issued for property
     (company and predecessor corporations)

                                     1970         108,333          $162,500
                                     1973          25,000             7,500
                                     1976         108,333             3,250
                                     1976           1,667             1,000
                                     1980         250,000           559,815
                                     1981           8,333            56,250
                                     1983           8,333            42,500
                                  *  1985         (82,732)         (185,261)
                                     1988         100,000            88,000
                                     1990         100,000            25,000
                                     1991         100,000            25,000
                                     1993       5,400,000         8,532,000
                                     1995          80,000            96,000
                                                6,207,267         9,413,554
    * Shares contributed to the Company and cancelled


8. SHAREHOLDERS' EQUITY INFORMATION FROM INCEPTION TO MARCH 31, 2003(Continued)

                                                           Shareholders' Equity
                                 Years Issued    Number of       from inception
                                                  shares      to March 31, 2003
 (c) Shares issued for debt          1985         993,368          $745,026
     Shares issued for equipment     1985         333,333           400,000
                                     1987         447,052           335,289
     Shares issued for debt          1988          46,315            34,737
                                     1990         568,953           194,003
                                     1991         608,360           152,090
     Shares issued for finders' fee  1996         756,581           543,049
     Shares issued for debt          1996       1,038,390         1,013,631
                                     1997          50,000            47,500
                                     1998         130,840           157,008
                                     2000         263,157           181,095
                                     2002       4,695,080         3,361,434
                                     2003       4,185,722         2,516,433
                                               14,117,151         9,681,295
  Balance of Shares on March 31, 2003          32,073,269       $26,423,896

  During the year ended March 31, 2003, the Company :
 (i) Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000 (Note 7).
 (ii) Closed a private placement financing of 136,362 units for proceeds of $75,000 on June 14, 2002. Each unit consisted of one common share and one half common share purchase warrant of the Company. Each share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.60 (Note 9).
 (iii) Issued 100,000 common shares to settle $55,000 debt due to a former director. This debt was included in accounts payable and accrued liabilities in the year.
 (iv) Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433 (Note 7).
 (v) Closed a private placement financing of 3,125,000 units for proceeds of $625,000 on December 31, 2002. Each unit consisted of one common share and one common share purchase warrant. Each share purchase warrant is exercisable for two years at a price of $0.23 per share in the first year and $0.27 per share during the second year (Note 9).

 (d) During the year ended March 31, 2002, the Company :
  (i) Issued 866,667 common shares for proceeds of 578,000 on the exercise of warrants and stock options.
  (ii) Issued 4,695,080 common shares to settle $3,361,434 of debt.

 (e) Share Subscription
     On March 10, 2003, the Company announced a private placement of 5,500,000 units at a price of $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one common share at $0.25 each for a period of two years. At March 31, 2003, the Company had received gross proceeds of $704,020 in connection with 3,520,100 units. A finder's fee totalling $131,250 was paid subsequent to the year-end by the issuance of 656,250 common shares of the Company at a price of $0.20 per share. (2002 - The Company had an obligation to issue shares in settlement of a $1,000,000 obligations - See Note 7).


9.  STOCK OPTIONS AND WARRANTS

 (a) Stock Options
     The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 10% of issued and outstanding shares as stock options. Stock options are exercisable from the date of grant. A summary of the Company's options at March 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

                             For the years ended March 31,
                                  2003                2002                 2001
                              Weighted            Weighted             Weighted
                               Average             Average              Average
                              Exercise            Exercise             Exercise
                      Shares     Price     Shares    Price     Shares     Price

  Outstanding at the
  beginning of year  2,193,500   $1.06   1,850,167   $1.20   1,301,667   $1.20
    Granted          2,815,000    0.35   1,050,000    0.90     650,000    1.20
    Exercised            -        -        (96,667)   1.20     (26,500)   1.20
    Cancelled and
    expired         (2,143,496)   1.06    (610,000)   1.20     (75,000)   1.20
  Outstanding at the
  end of year        2,865,004   $0.37   2,193,500   $1.06   1,850,167   $1.20

  As at March 31, 2003, outstanding stock options to directors, officers and an employee were as follows:

    Number of shares       Exercise price      Expiry date
       300,000                   $0.90         December 12, 2006
       250,000                    0.90         April 28, 2007
        15,000                    0.90         May 7, 2007
       100,004                    0.90         November 1, 2003
     2,200,000                    0.20         March 10, 2008
     2,865,004

  During the year ended March 31, 2003, 200,000 stock options were granted to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $22,794 were recorded (2002 - $NIL, 2001 - $Nil). This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the terms of the original grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 69% and an average annual risk free interest rate of 4%. The option granted to the optionee was vested as to 16,674 shares at June 4, 2002 and was vested every month thereafter at a rate of 16,666 shares per month up to November 1, 2002, the termination date of the consulting service.

  Proforma compensation expense
  If the Company had adopted the fair value method of accounting for stock options as set out in CICA Handbook section 3870, Stock-Based Compensation and Other Stock Based Payments and included share purchase options granted to employees in the calculation of compensation expense, net loss would be as follows:


9.  STOCK OPTIONS AND WARRANTS (Continued)

                                     2003             2002             2001
    Net loss as reported      $(3,457,839)     $(2,340,558)       $(694,160)
    Compensation expense
     of employees                (115,000)        (510,000)        (425,000)
    Proforma net loss          (3,572,839)      (2,850,558)      (1,119,160)
    Proforma basic and
     diluted loss per share        $(0.13)          $(0.14)          $(0.06)

  Compensation expense is determined using an option pricing model assuming no dividends are to be paid, vesting on the date of grant, a weighted average volatility of the Company's share price of 69% (2002 - 105% and 2001 - 60%), an annual risk free interest rate of 4% ( 2002- 4.23%, and 2001 - 4%) and an expected life of five years.

 (b) Warrants
     A summary of the Company's warrants at March 31, 2003, 2002, and 2001 and the changes for the years ending on those dates is presented below:

                                  For the years ended March 31,
                                  2003                2002                 2001
                              Weighted            Weighted             Weighted
                               Average             Average              Average
                      Warrants   Price   Warrants    Price   Warrants     Price
  Outstanding at the
  beginning of year  2,600,000   $1.56   3,070,000   $1.50     770,000   $1.20
  Issued             3,193,181    0.26     300,000    1.25   2,300,000    1.60
  Exercised              -        -       (770,000)   1.20       -        -
  Outstanding at the
    end of year      5,793,181   $0.84   2,600,000   $1.56   3,070,000   $1.50

  As at March 31, 2003, outstanding share purchase warrants were as follows:

    Number of shares       Exercise price      Expiry date
       300,000                   $1.70         September 16, 2003
     2,000,000                   $1.70         January 8, 2004
       300,000             $1.25/$1.35         September 18, 2003/2004
        68,181                   $0.60         June 3, 2004
     3,125,000             $0.23/$0.27         December 31, 2003/2004
     5,793,181

  During the year ended March 31, 2002, the Company issued 300,000 warrants to acquire common shares of the Company. These warrants had a fair value of $60,000 at the date of issue which is being recorded in operations as a financing expense over the remaining life of the related debt. This increased the contributed surplus and other capital to $1,092,761 at March 31, 2002. The fair value of these warrants was determined using an option pricing model assuming no dividend payments, a weighted average volatility of the Company's share price of 42%, an annual risk free interest rate of 4.23% and an expected life of three years.



10.  RELATED PARTY TRANSACTIONS

 (a) The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:
                                     2003            2002              2001
    Management fees               $32,750        $161,796          $137,100
    Geological consulting          16,800          26,040            13,991
    Interest expense               76,960         156,453             -

  These transactions have been recorded at the exchange amount, which is considered by management, to approximate terms and conditions that are similar to those available from unrelated parties.

 (b) As at March 31, 2003, accounts receivable includes $NIL (2002 - $17,140) due from the Willow Creek Joint Venture.

 (c) As at March 31, 2003, accounts payable and accrued liabilities include $51,675 (2002 - $18,925) due to former directors, shareholders and companies controlled by directors.

 (d) During the year 4,085,722 shares were issued to a director of the Company with respect to the settlement of notes payable in the amount of $2,461,433. The terms of this settlement were approved by the TSX Venture Exchange.

 (e) During the year 100,000 shares were issued to a former director of the Company to settle a $55,000 debt outstanding. The terms of this settlement were approved by the TSX Venture Exchange.


11.  SEGMENTED INFORMATION

    The Company operates in one industry and as at March 31, 2003 and 2002 substantially all of the Company's assets were located in Canada.


12.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                           Years ended March 31,
                                                2003          2002       2001

  Decrease (increase) in restricted cash    $296,803     $(296,803)      $-
  Decrease (increase) in accounts
   receivable                                 19,746         2,595     (8,419)
  (Increase) decrease  in prepaid expenses       (20)          523     (3,457)
  (Decrease) increase in accounts payable
    and accrued liabilities                  (91,884)     (390,899)    41,125
  (Decrease) increase in interest payable    (26,588)       26,588      -
                                            $198,057     $(657,996)   $29,249


13.  FUTURE INCOME TAXES

  The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

                                                2003          2002       2001
  Statutory tax rate                             38%           44%        45%
  Recovery of income taxes
   computed at standard rates              $1,313,979   $1,029,846   $312,400
  Non-deductible non-cash financing costs     (19,335)    (348,690)  (106,600)
  Tax losses not recognized in the period
      that the benefit arose               (1,294,644)    (681,156)  (205,800)
                                               $-           $-         $-

  The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets is as follows:

                                                  2003                    2002
  Mineral property costs                      $2,697,000            $2,127,400
  Operating loss carry-forward                 1,200,000             1,039,832
                                               3,897,000             3,167,232

  Less valuation allowance                    (3,897,000)           (3,156,232)
  Future income tax asset                          -                    11,000
  Future income tax liability
    Provision for non-deductibility of future
    accretion charges                              -                   (11,000)
                                                  $-                    $-

  At March 31, 2003, the Company has approximately $4,000,000 of non-capital losses for tax purposes available at various dates until 2010, to be carried forward and applied against future income for tax purpose and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes.


14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

  Consolidated Statements of Loss         2003           2002             2001

  Net loss under Canadian GAAP     $(3,457,839)    $(2,340,558)      $(694,160)
  Mineral property acquisition and
   exploration costs                  (307,761)     (2,773,768)     (4,891,979)
  Writedown of mineral costs         2,914,600           -               -
  Revenue from sale of ore               -           2,348,587           -
  Net loss under US GAAP             $(851,000)    $(2,765,739)    $(5,586,139)
  Basic and diluted loss
    per share under US GAAP             $(0.03)         $(0.14)         $(0.30)

14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

  Consolidated Balance Sheets                            2003             2002

  Total Assets as per Canadian GAAP                $11,124,817     $15,049,644
  Decrease in mineral properties due to expensing
   of mineral property costs (a)                  $(10,323,081)    (12,976,175)
  As per US GAAP                                      $801,736      $2,073,469

  Total Liabilities
  As per Canadian GAAP and US GAAP                    $917,122      $4,196,108

  Total Shareholders' Equity (Capital Deficiency)
    As per Canadian GAAP                           $10,207,695     $10,853,536
    Decrease in mineral property costs (a)         (10,323,081)    (12,976,175)
    As per US GAAP                                   $(115,386)    $(2,122,639)

  Consolidated Statements of Cash Flows

  For all years presented, mineral property expenditures would be treated as operating expenditures, as opposed to Canadian GAAP under which such expenditures would be treated as investing activities.

 (a) Mineral property costs
     US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration and development process. Although the Company has completed a feasibility study with respect to the Willow Creek Property, there remains some uncertainty as to the economics of the project and the ability of the Company to finance the development. For US GAAP purposes, the Company has written off the property costs until the development ability has been confirmed.

 (b) Revenue
     Under Canadian GAAP, revenues received prior to the commercialization of mineral properties reduce capitalized development and other capitalized pre-production costs. Under US GAAP, such amounts are recorded as revenue when title and risk of the ore pass to the buyer, the consideration is fixed or determinable and collection is reasonably assured.

 (c) Stock-based compensation
     Due to the adoption by the Company of new stock based compensation standards in Canada during the current year there is no difference in the treatment of stock options to employees and directors in the current year under US and Canadian GAAP.

     The following proforma financial information presents the net loss and loss per share for the years ended March 31 under US GAAP.
                                             2003          2002           2001
  Net loss for the year under US GAAP  $(851,000)   $(2,765,739)   $(5,586,139)
  Additional stock based
   compensation costs                   (115,000)      (510,000)      (425,000)
  Pro forma net loss under US GAAP     $(966,000)   $(3,275,739)   $(6,011,139)
  Pro forma basic and diluted loss
    per share under US GAAP               $(0.03)        $(0.16)        $(0.32)
14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (d) Accounting for joint ventures
     US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure form US GAAP. Consequently, the balance sheets have not been adjusted to restate the accounting under US GAAP and additional information concerning the Company's interest in a joint venture is presented in Note 5 (b).

 (e) Recent US Pronouncements
     In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. Companies are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002, but early adoption is permitted. The Company has not determined whether the application of SFAS 143 will have a material effect on its consolidated financial position or results of operations.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS 144 to establish a single accounting model, based on the framework established in SFAS 121, as SFAS 121 did not address the accounting for a segment of a business accounted for as a discontinued operation under APB 30, Reporting The Results of Operations
     - Reporting The Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also resolves significant implementation issues related to SFAS
     121. Companies are required to adopt SFAS 144 for fiscal years beginning after December 15, 2001, but early adoption is permitted. The Company adopted SFAS 144 as of January 1, 2002. The Company has determined that the application of SFAS 144 did not have a material effect on its consolidated financial position or results of operations.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds both SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt, and the amendment to SFAS No. 4, SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. Through this rescission, SFAS No. 145 eliminates the requirement (in both SFAS No. 4 and SFAS No. 64) that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect.

14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (e) Recent US Pronouncements (Continued)
     Generally, SFAS No. 145 is effective for transactions occurring after May 15, 2002. The Company determined SFAS No. 145 did not have a material impact on the Company's results of operations or its financial position.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's financial statements.

     In December 2002, the FASB issued FAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. SFAS NO. 148 amends SFAS NO. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation. It also amends the disclosure provisions of that statement. The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002. The Company does not currently have plans to change to the fair value method of accounting for its stock-based compensation.

     In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, ( FIN 45 ). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 will be effective for any guarantees that are issued or modified after December 31, 2002. The Company has adopted the disclosure requirements and is currently evaluating the effects of FIN 45; however, it does not expect that the adoption of such provisions will have a material impact on the Company's results of operations or financial position.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - an Interpretation of ARB No.
     51. FIN 46 requires that if any entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. FIN 46 provision are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to January 31, 2003, FIN 46 provisions are required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. The adoption of this statement will not impact the Company's financial statements for 2003


14. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

 (e) Recent US Pronouncements (Continued)

     In April 2003, the FASB issued Statement of Financial Accounting Standard
     No. 149 (    SFAS 149    ),  Amendment of Statement 133 on Derivative
     Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designed after June 30, 2003. The Company does not expect the adoption of SFAS 149 to have a material impact on its operating results or financial condition.

     In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities on the balance sheet. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of SFAS 150 to have a significant impact on its operating results or financial position.

     On April 22, 2003, the FASB announced its decision to require all companies to expense the fair value of employee stock options. Companies will be required to measure the cost according to the fair value of the options. Although the new guidelines have not yet been released, it is expected that they will be finalized soon and be effective in 2004. When final rules are announced, the Company will assess the impact to its financial statements.


15. CONTINGENT LIABILITIES AND COMMITMENTS

    The Company has a $50,000 letter of credit outstanding at March 31, 2003 (2002 - $50,000).

    The Company was billed $126,180 in March 2003 by an individual, who became the CEO of the company before March 31, 2003 for services rendered regarding the Willow Creek Joint Venture. The amount will become payable upon the achievement of success criteria relating to the completion of the purchase of Mitsui Matsushima's interest in the Willow Creek Joint Venture and the commencement of mining operations at Willow Creek.

    On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale & Purchase Agreement whereby the Company has the right to acquire Mitsui Matsushima's one third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Mitsui Matsushima will retain its interest in the Willow Creek Joint Venture until the transaction closes. Falls Mountain will pay all expenditures until closing of the Sales & Purchase Agreement, and has a contingent obligation to pay Mitsui
15. CONTINGENT LIABILITIES AND COMMITMENTS (Continued)

    Matsushima a break-up fee of $500,000 in the event the purchase cannot be consummated due to an inability to secure the necessary financing. The Company has guaranteed Falls Mountain's obligations under the Sale and Purchase Agreement and will pledge its shares in Falls Mountain to secure the breakup fee.

    The Company is currently appealing an approximate $150,000 capital tax assessment for the years 1997 to 2002 inclusive. The Company believes it has substantial defences for the assessment and the amount of ultimate payment, if any, is at present not determinable.

    The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

               2004                       $32,966
               2005                        21,977
                                          $54,943


16. SUBSEQUENT EVENTS

    Subsequent to the year ended March 31, 2003, the Company:

 (a) Received proceeds of $395,980 in connection with 1,979,900 units representing the balance of the private placement announced on March 10, 2003 of 5,500,000 units at a price of $0.20 per unit, and completed closing the private placement.

 (b) Issued 656,250 common shares of the Company at a price of $0.20 per share with respect to the finders' fee (Note 8(d)).