Form 20-F
period 2004-03-31
PINE VALLEY MINING CORP
filed 2004-09-30
CIK 749750

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                      FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES
    EXCHANGE ACT OF 1934.

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION "13" OR "15(d)" OF THE SECURITIES EXCHANGE
    ACT OF 1934.For the fiscal year ended March 31, 2004

                                         OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
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

 48,654,519 common shares (Fiscal year end March 31, 2004)

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

 Item 17  X   Item 18 _______

                                    FORM 20-F

                                      INDEX

CONVERSION TABLE                                                               3
GLOSSARY OF NAMES AND TERMS                                                    4
FORWARD-LOOKING STATEMENTS                                                     5
PART 1                                                                         5
Item 1 - Identity Of Directors, Senior Management and Advisers                 5
Item 2 - Offer Statistics and Expected Timetable                               5
Item 3 - Key Information                                                       6
      A. Selected Financial Data                                               6
      B. Capitalization and Indebtedness                                       7
      C. Reasons for the Offer and Use of Proceeds                             7
      D. Risk Factors                                                          7
Item 4 -Information on the Company                                            14
      A. History and Development of the Company                               14
      B. Business Overview - Description of Properties                        18
      C. Organizational Structure                                             21
      D. Property, Plants and Equipment                                       21
Item 5 - Operating and Financial Review and Prospects                         24
      A. Operating Results                                                    24
      B. Liquidity and Capital Resources                                      32
      C. Research and Development, Patents and Licenses, Etc.                 34
      D. Trend Information                                                    34
      E. Off-Balance Sheet Arrangements                                       35
      F. Tabular Disclosure of Contractual Obligations                        35
      G. Safe Harbor                                                          36
ITEM 6 - Directors, Senior Management and Employees                           37
      A. Directors and Senior Management                                      37
      B. Compensation                                                         38
      C. Board Practices                                                      42
      D. Employees                                                            43

      E. Share Ownership                                                      43
ITEM 7 - Major Shareholders and Related Party Transactions                    45
      A. Major Shareholders                                                   45
      B. Related Party Transactions                                           46
      C. Interests of Experts and Counsel                                     47
ITEM 8 - Financial Information                                                47
      A. Consolidated Statements and Other Financial Information              47
      B. Significant Changes                                                  47
ITEM 9 - The Offer and Listing                                                47
      A. Offer and Listing Details                                            47
      B. Plan of Distribution                                                 49
      C. Markets                                                              49
      D. Selling Shareholders                                                 49
      E. Dilution                                                             49
      F. Expenses of the Issue                                                49
Item 10 - Additional Information                                              49
      A. Share Capital                                                        50
      B. Memorandum and Articles                                              50
      C. Material Contracts                                                   51
      D. Exchange Controls                                                    53
      E. Taxation                                                             54
      F. Dividends and Paying Agents                                          55
      G. Statements by Experts                                                55
      H. Documents on Display                                                 55
      I. Subsidiary Information                                               55
Item 11 - Quantitative and Qualitative Disclosures about Market Risk          56
Item 12 - Description of Securities Other than Equity Securities              56
PART II                                                                       56
Item 13 - Defaults, Dividends Arrearages and Delinquencies                    56
Item 14 - Material Modifications to the Rights of Security Holders and Use
          of Proceeds                                                         56
Item 15 - Controls and Procedures                                             56
Item 16 - Reserved                                                            57
Item 16A - Audit Committee Financial Expert                                   57
Item 16B - Code of Ethics                                                     57
Item 16C - Principal Accountant Fess and Services                             57
Item 16D - Exemptions from the Listing Standards for Audit Committees         58
Item 16E - Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers                                                         58
PART III                                                                      58
Item 17 - Financial Statements                                                58
Item 18 - Financial Statements                                                59
Item 19 - Exhibits                                                            59
Certifications                                                                62

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

"Calorific Value":

      The calorific value of a sample of fuel is defined as the amount of heat evolved when a unit weight of the fuel is completely burnt and the products of combustion cooled to a standard temperature of 298 degree Kelvin.

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

"Metallurgical Coal":

      The various grades of coal suitable for making steel, such as coking coal, which is used to make coke, and PCI coal, which is used in the steelmaking process for its calorific value.

"Net Profits":

      Profits resulting from metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"Pulverized Coal Injection" or "PCI":

      Refers to that step in the integrated steel mill process where coal is pulverized and injected into a blast furnace. The grades of coal used in the process are generally non-coking. In the integrated steel mill process pulverized coal injection grade coal (also referred to as "PCI") is used primarily as a heat source in partial replacement of high quality coking coals which are typically more expensive.

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

"Ton":

      Short ton (2,000 pounds). 1 Ton equals 0.907185 Metric Tons)

"Tonne (t)":

      Metric ton (1,000 kilograms). 1 Tonne equals 1.10231 Tons

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

Item 2 - Offer Statistics and Expected Timetable

Not applicable.

Item 3 - Key Information

A. Selected Financial Data

Financial Highlights

The following table sets forth our selected consolidated financial data for the five years ended March 31, 2004 prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") in Canadian dollars. The table also summarizes certain corresponding information prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") in Canadian dollars. This selected consolidated financial data includes the accounts of our subsidiaries.

                                                                           Years ended March 31
                                                    2004          2003            2002               2001           2000
                                                    $CDN          $CDN            $CDN               $CDN           $CDN
                                                    ----          ----            ----               ----           ----
Revenues
  Canadian GAAP                                           -              -              -                  -              -
  US GAAP                                                 -              -      2,348,587                  -              -

(Loss) from continuing
operations and net loss for the year
Canadian GAAP                                    (1,112,932)    (3,457,839)    (2,340,558)          (694,160)      (430,539)
 US GAAP                                         (1,091,951)      (851,000)    (2,765,739)        (5,586,139)      (654,332)

(Loss) per share
 Canadian GAAP                                        (0.03)         (0.12)         (0.12)             (0.04)         (0.03)
 US GAAP                                              (0.03)         (0.03)         (0.14)             (0.30)         (0.04)

Total assets
 Canadian GAAP                                   16,931,370     11,124,817     15,049,644         12,692,376      7,933,634
 US GAAP                                          6,608,289        801,736      2,073,469             91,422        224,619

Net assets
 Canadian GAAP                                   12,051,295     10,338,945     10,853,536          8,194,660      7,754,270
 US GAAP                                          1,728,214         15,864     (2,122,639)        (4,406,334)        45,255

Deficit
 Canadian GAAP                                  (19,017,458)   (17,904,526)   (14,446,687)       (12,106,129)   (11,411,969)

Long-term debt
 Canadian GAAP                                    1,000,000              -              -                  -              -

Interest expense on convertible debt
 Canadian GAAP                                            -              -              -                  -         27,640

Mineral property exploration costs
 Canadian GAAP                                   16,842,989     10,423,081     13,026,175         12,600,994      7,709,015

Capital stock
 Canadian GAAP                                   29,674,146     26,423,896     23,207,462         19,268,028     18,913,478

Cash dividends declared
 Canadian GAAP                                            -              -              -                  -              -

Number of common shares
outstanding                                      48,654,519     32,073,269     24,626,185         19,064,438     19,064,438

See Item 5, "Operating and Financial Review and Prospects - Operating Results-Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements" for comments on reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Report.

Exchange Rates

In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars ("CDN").

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 1999 to March 31, 2004 were as follows:

                            U.S. DOLLARS PER $1.00 (CDN.)
                                 Years ended March 31
                    2004         2003       2002       2001         2000
                    ----         ----       ----       ----         ----
High               .7879        .6823      .6559      .6983        .6917
Low                .6791        .6252      .6219      .6525        .6391
Average            .7399        .6457      .6330      .6786        .6683
End of Period      .7631        .6806      .6275      .6534        .6801

The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each month from March 1, 2004 to September 27, 2004 were as follows:

                           U.S. DOLLARS PER $1.00 (CDN.)
                                    Monthly 2004
          March    April     May     June     July     August      September
High     .7646    .7638     .7365    .7460    .7646    .7714         .7851
Low      .7468    .7296     .7296    .7307    .7492    .7581         .7652

B. Capitalization and Indebtedness

  N/A

C. Reasons for the Offer and Use of Proceeds

  N/A

D. Risk Factors

The following risks have been identified and should be recognized in regard to the business of the Company and its subsidiaries:

History of Substantial Losses and No Assurance of Profitable Operations: The Company has incurred losses since inception of $19,017,458 through March 31, 2004. The Company has only recently commenced commercial operations and there can be no assurance that the Company will be able to operate profitably during future periods.

Status of Willow Creek Mine: While the Company has begun production at the Willow Creek Mine, substantial additional development work will be necessary in order to enable the mine to produce at levels projected by the Company. The capital expenditure program to effect the above is currently in progress. The Company previously disclosed total estimated project development costs of approximately $18 million for projects under construction or expected to be constructed through 2005. Previous costs estimates were based on consultant's reports available to the Company, including the August, 2003 report prepared for the Willow Creek Coal Mine by Merit Consultants International, Inc. These estimates were not supported by firm contractual commitments, and actual costs are therefore likely to vary from these estimates. Based upon its experience to date with the project, the Company believes that capital project costs will exceed previous estimates and may exceed the previous estimates by up to approximately $3 million. Greater certainty on development cost information will arise only after the Company settles contracts and makes further mine development progress. Factors such as general economic and market conditions, competitive factors, and exchange rate fluctuations will impact the Company's project costs.

Potential Need for Additional Financing: The Company had a working capital deficiency at March 31, 2004 of $3,206,748 and $746,976 as of June 30, 2004. To
date, the Company has not realized any cash flow from commercial operations. It has depended upon debt and equity financing in order to fund its exploration and development programs and its working capital requirements. To the extent that the Company's cash flow from operations is lower than expected, or if the cost of its capital projects exceed the revised estimates, it will have to continue to rely upon sales of its debt and equity securities to fund these activities and meet its debt service requirements. In addition, the Company's ability to make capital expenditures in connection with acquisitions, new mine development and major mine expansions will depend upon its ability to raise debt financing and/or issue new securities. The Company's ability to raise additional debt financing is restricted as it has secured all of its assets under the provisions of its current debt obligations with Marubeni and Mitsui Matsushima. There can be no assurance that debt or equity financing will be available to the Company in the amount required at any particular time or for any particular period or, if available, that such financing can be obtained on terms satisfactory to the Company. The Company's inability to obtain financing when needed could have a material adverse effect on its results of operations and financial condition.

Restrictions Imposed under Debt Agreements and Debt Service Requirements: As of March 31, 2004, the Company had total debt of $4,000,000, and the current portion of that debt was $3,000,000. As of June 30, 2004, the Company's total debt was $5,173,100, and the current portion of that debt was $4,000,000. The Company's existing debt agreements impose substantial interest payment and amortization requirements on it. The Company's ability to meet its debt service obligations and to reduce its indebtedness will depend upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company becomes unable to pay its debt service charges or otherwise commits an event of default, the Company's lenders may foreclose on or sell the assets of the Company. The agreements governing the Company's existing indebtedness also contain covenants limiting its ability to borrow additional funds, to dispose of assets and may affect the Company's flexibility in planning for, and reacting to, changes in the business, including possible acquisition activities.

Ability to Continue Operations as a Going Concern: Note 2 to the Company's audited financial statements discloses that the financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business, and notes that the Company's continued existence is dependent on the ability to obtain loan financing, the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations. Were the Company's financial statements required to conform to the standards of the Public Company Accounting Oversight Board (United States), the addition of an explanatory paragraph to the report of the Company's Independent Registered Chartered Accountants concerning the Company's ability to continue as a "going concern" would have been required. Canadian reporting standards do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Coal Price and Volume Volatility: The Company's ability to generate profits is directly related to the volume and price of coal sold. Coal demand and price are determined by numerous factors beyond the control of the Company including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. The Company's dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond the control of the Company. The effect of any or all of these factors on coal prices or volumes is impossible for the Company to predict. If realized coal prices fall below the full cost of production and remain at such level for any sustained period, then the Company will experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.

Mining Risks: The Company's mining operations are subject to conditions beyond its control which can affect the cost of mining. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Because the Company's Willow Creek Mine has not yet completed its first full year of operations and construction on certain parts of the mine are still ongoing, such risk may be greater than those associated with a more established coal mine. In any event, such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Insurance Coverage: Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums or that it will be sufficient to fully cover any claims brought forward. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to its competitors within the mining industry. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, it may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Fluctuation in Operating Results: The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Mine would significantly reduce our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

Competition: The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. These larger companies have substantially greater financial resources than the Company. In addition, certain coal producers benefit from higher quality coal deposits than those found on the Company's lands, and some producers benefit from more favorable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by the Company. . There can be no assurance that the Company will be able to compete effectively with these companies or that the need to respond to competitive pricing pressures will not have a material adverse effect on the Company's results of operation and financial condition.

Dependence on the Steel Industry: Continued demand for the Company's coal is a function of worldwide economic growth and steel production. The steel industry is highly cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. The cyclical nature of the steel industry can result in dramatic fluctuations in the demand for metallurgical coal. For example, the 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000. In addition, materials such as aluminum, composites and plastics are substitutes for steel and an increase in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.

Reliance on Terms of Long-Term Contracts: Approximately 30% of the Company's annual coal production is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices. The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of its sales, which are subject to these long-term agreements, the Company may have less coal available with which to capitalize on increases in coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company's ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or its exposure to market-based pricing may be increased should customers elect to purchase fewer tonnes. The loss of certain of its long-term contracts could have a material adverse affect on the Company's business.

Coal Transportation: The Company's sales are dependent on rail and ship transportation. The Willow Creek Mine is serviced by a single rail carrier. Coal is loaded into seagoing vessels at Neptune Terminals, in North Vancouver, British Columbia. Service interruption by the rail carrier or port facility may result in lost sales. Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the Company's operations above realized coal prices. To the extent such increases are sustained, the Company could experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be. The Company has sought to mitigate transportation risks by entering into long-term contracts for rail and port services. See Item 4B--"Business Overview--Coal Transportation."

Achievement of Forecasted Production Levels is Contingent on Permitting:
Authorization from governmental authorities will be required before the Company will be permitted to increase its production volume to a level greater than 0.9 million tonnes per year. Management intends to file a permit amendment application with provincial government regulators by early 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to approximately 2.0 million tonnes per year, which increase will accommodate the forecasted production increases. However, there can be no assurance that the requested permit amendment will be granted in a timely manner if at all. See Item 4B--`Business Overview--Permitting."

Reserves and Resources: The coal reserves and resources have been estimated by the Company's technical personnel in consultation with the Company's outside consultants. No assurance can be given that the indicated level of recovery of the coal will be realized. See Item 4, "Information on the Company". The location and definition of coal resources can only be done on the basis of estimation. Coal quality and recovery parameters can vary from estimates. Market price fluctuations for coal as well as increased production costs or reduced recovery rates, may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves. Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect the Company's profitability in any particular accounting period.

Exchange Rates: The Company's coal sales contracts are denominated in United States dollars. The fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company's international competitors impacts the ability of the Company's coal products to compete in foreign markets The Company has entered into forward foreign exchange contracts for Canadian dollars in order to establish a partial hedge against exposure to currency fluctuations. See Item 5 "Liquidity and Capital resources." and Item 11 - Quantitative and Qualitative Disclosures about Market Risk.

Development Opportunities: The Company's ability to grow in the future will be dependent on the acquisition and development of presently undeveloped coal properties and mine operations. The inability of the Company to make and develop such acquisitions in the future, due to lack of capital resources, competition from other coal companies, government restrictions or the lack of suitable acquisition candidates could limit the Company's future growth.

Labour Relations: Many of the Company's service providers, including its mining contractor, rail carrier and port facility are unionized. Strikes or lockouts could restrict the Company's ability to produce and sell coal to its customers.

Changes in Legislation: There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Company. Likewise, there can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor our competitors leading to reduced international coal prices and coal demand from the Company.

Government Regulation and Taxation of the Mining Industry: The Company's lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining of and exploration of mineral properties, but also the possible affects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company has based its business planning, as it relates to income tax matters, upon current income tax legislation. At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently incurred.

Environmental Regulation: The Company may be required to make increased capital and other expenditures as a result of the increasingly stringent environmental protection legislation, which expenditures are in addition to currently projected reclamation costs. Future legislation and administrative regulations may result in the Company being more closely regulated. Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions or a termination of operations, the extent of which cannot be predicted.

Dividend Policy: The Company has never paid dividends on its common stock and does not anticipate paying any dividends on its common stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Company's board of directors. Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, and such other factors as the board of directors may deem relevant.

Title Matters: While the Company has reviewed and is satisfied with the titles for the properties in which it has a material interest and, to the best of its knowledge, such titles are in good standing, the Company has not obtained independent title reports or title insurance on its coal leases, coal licenses, nor on any other properties in which it has an interest. Such property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There is no guarantee that title to such property interests will not be challenged or impugned.

Aboriginal Land Claims: In December 1997, the Supreme Court of Canada affirmed that aboriginal groups may continue to have aboriginal title to lands that their ancestors exclusively occupied and controlled at the time of the assertion of British sovereignty. First Nations and aboriginal bands have claimed aboriginal title and rights over substantial areas of Canada, including areas where the Company operates under coal tenures issued by the provincial government. Depending on the facts of each case, these claims may give them a right to possess and control land or resources, or a right to compensation from the provincial government in relation to past or current infringement. The December 1997 decision of the Court created uncertainty with respect to third-party interests, including coal tenures, in lands claimed by aboriginal groups. The Court dealt generally with the nature of aboriginal title and what was needed in order to prove aboriginal title. It did not recognize aboriginal title to any particular lands, and did not address how aboriginal title is to be reconciled with property and tenure rights previously granted by the provincial government. The Court confirmed that aboriginal title is not absolute and may be infringed by the provincial government for substantial legislative purposes. In British Columbia, many First Nations are participating in treaty negotiations with the federal and provincial governments in an effort to resolve uncertainty about aboriginal rights and title and to identify new authorities and treaty lands to be held by those First Nations. There can be no assurance that aboriginal land claims will not affect the Company's existing coal tenures in the future, or its ability to renew or secure other coal tenures in the future.

Risk of "Penny Stock": The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than US $2,000,000 (if the issuer has been in continuous operation for at least three years) or US $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than US $6,000,000 for the last three years.

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

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

Item 4 -Information on the Company

A. History and Development of the Company

The Company is engaged in prospecting, acquiring, developing and mining mineral resource properties, although it is not prohibited from engaging in any business. The Company is a corporation under the British Columbia Business Corporations Act. The Company was originally formed as "Globaltex Industries Inc. on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (SEC File No. 0-12660) ("New Lintex"), and Willow Creek Coal Ltd., ("Willow Creek"), a wholly owned subsidiary of A.L.M. Associates Corp ("A.L.M.")under certificate of amalgamation No. 442303. It changed its name to "Pine Valley Mining Corporation" on May 13, 2003.

The Company's principal place of business is located at:

#501 - 535 Thurlow Street
Vancouver, British Columbia, Canada  V6E 3L2
Telephone: 604.682.4678
Facsimile: 604.682.4698
E-mail:  pinevalley@pinevalleycoal.com

The Company's registered office is located at:

3000 Royal Centre, P.O. Box 11130
1055 West Georgia Street
Vancouver, British Columbia, Canada  V6E 3R3

The contact person is:  Mark Fields, Executive Vice-President, Secretary &
Director

The Company has unlimited common shares without par value authorized. At March 31, 2004, the end of the Company's most recent fiscal year, there were 48,654,519 common shares issued and outstanding. At September 27, 2004, there were 57,136,822 common shares issued and outstanding.

The Company's common shares trade on the TSX Venture Exchange ("TSX-V") in Vancouver, British Columbia, Canada under the symbol "PVM" and on the OTC Bulletin Board in the United States under the symbol "PVMCF". Canada is the place of domicile for the Company.

The Company's fiscal year end is March 31st in each year.

The Company has interests in two mining properties located in Canada. These properties consist of: (1) the Willow Creek Coal Mine; and (2) the Indin Lake Gold property.

Willow Creek Coal Mine

In 1993 the Company acquired a 100% interest in the Willow Creek licenses, covering the area that is now referred to as the "Willow Creek Coal Mine", from the amalgamation with Willow Creek Coal Ltd. ("Willow Creek"), which had acquired these licenses from a group including James W. McLeod (the "McLeod Group") by way of an Assignment of Coal Licenses dated April 29, 1992. Similarly, the Company acquired other assets from the McLeod Group, including various mining reports, information and maps on the Willow Creek Coal Mine, a feasibility study on the Willow Creek Coal Mine, an environmental and socio-economic study, diamond drill logs, gamma ray neutron logs and assay reports, as well as the Pine River Bridge spanning the Pine River.

The purchase price for the Willow Creek Coal Mine was $580,000 in cash and negotiable securities. The McLeod Group, as a consequence of default and termination of a previous option agreement, reacquired title to the Willow Creek Coal Mine from a previous optionee on August 31, 1990. On or about August 31, 1990, the McLeod Group granted to Orval Gillespie, the President of New Lintex , and certain of his associates (the "Gillespie Group"), the right to arrange for a purchaser for the Willow Creek Coal Mine. In this connection, the Gillespie Group personally pledged certain cash and negotiable securities to pay off debt in relation to the Willow Creek Coal Mine. In addition, the Gillespie Group agreed to pay all ongoing expenses to keep the Willow Creek licenses in good standing.

The Gillespie Group introduced the Willow Creek Coal Mine to A.L.M., and assisted in its financing by personally guaranteeing some of the purchase price of the Willow Creek Coal Mine. To effect the acquisition, A.L.M. formed Willow Creek as a wholly owned British Columbia subsidiary. Subsequently, the directors of New Lintex and Willow Creek approved the transaction. Willow Creek reimbursed the Gillespie Group the sum of $112,414 for their direct costs in license fees paid for the years 1989 to 1991, inclusive, to maintain the Willow Creek Coal Licenses in good standing.

Falls Mountain Coal Inc. ("Falls Mountain"), a wholly owned subsidiary of the Company , acquired a 100% interest in the Pine Pass Properties from IDI Resource Technologies Inc. by way of a purchase agreement dated February 1994 for a consideration of 80,000 shares of common stock from the Company's treasury for a deemed value of $96,000.

The Company and Falls Mountain on February 16, 1996 entered into a Joint
Venture Agreement (the "Agreement") with respect to the Willow Creek Coal
Mine with Mitsui Matsushima Canada Ltd., a wholly owned subsidiary of Mitsui Matsushima Co. Ltd. ("Mitsui Matsushima"), and BCR Ventures Inc., a wholly-owned subsidiary of BC Rail Ltd. ("BCR"). The purpose of the joint venture ("Joint Venture") was to develop a coal mine. A new company, Pine Valley Coal Ltd., was set up as the operator and was directed by a Joint Venture Management Committee. BC Rail, a crown corporation owned by the Province of British Columbia, owned and operated the rail system serving northeast British Columbia; its main line ran adjacent to the proposed Willow Creek operation. Mitsui Matsushima is a major Japanese coal mining company. Mitsui Matsushima has been doing coal business for over 80 years, and was actively proceeding with the expansion of its overseas coal business outside Japan, including in Canada.

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

On January 8, 2001, the Company purchased a one-third interest from BCR for $3.9 million, thus increasing its ownership to 66.67%.

On March 10, 2003, Falls Mountain, and Mitsui Matsushima entered into a binding Sale and Purchase Agreement whereby the Company had the right to acquire Mitsui Matsushima's 33 1/3% interest in the Willow Creek Joint Venture. The agreement provided for a single cash payment of $6,000,000 prior to December 10, 2003. Prior to December 10, 2003, Falls Mountain and Mitsui Matsushima revised the purchase terms so that Falls Mountain was required to pay $2,000,000 to Mitsui Matsushima by January 6, 2004, and make a further $4,000,000 of principal repayments between June 30, 2004 and June 30, 2005. On January 6, 2004, the Company consummated the transaction and paid $2,000,000 in cash and issued a $4,000,000 note payable to Mitsui Matsushima. Consequently, Falls Mountain now owns 100% of the Willow Creek Coal Mine. The Company financed the initial $2,000,000 payment with proceeds from the exercise of outstanding warrants and a private placement of 8,000,000 units of $0.20 per unit. Subsequent to the end of the year, pursuant to the terms of the agreement, the Company made a principal payment of $200,000 plus accrued interest in June 2004. The remaining $3,800,000 principal balance, plus interest at a rate of 7.0% per annum on the unpaid balance is payable according to the following schedule:

September 30, 2004       $  300,000
December 31, 2004        $1,500,000
March 31, 2005           $1,000,000
June 30, 2005            $1,000,000
TOTAL                    $3,800,000

In March 2003, Falls Mountain applied for further coal licenses adjacent to the current Willow Creek Coal Mine area to acquire the coal rights to a further 2,930 hectares. The application was granted in April 2004. The Willow Creek Coal Mine now includes one coal lease, comprising twenty-one of the original coal licenses, and twenty two coal licenses, covering a total area of 12,595 hectares.

In May 2004 the Company signed an agreement with Marubeni Corporation ("Marubeni") for a US$7,600,000 (approximately CAD$10,000,000) debt facility to be provided by Marubeni. Also in May, the Company issued 3,333,334 shares of common stock to Sprott Asset Management, Inc. in connection with a non-brokered private placement for $3,000,000 at a price of $0.90 per common share. The proceeds of both these financings will be used for capital expenditures, general and administrative expenses, and working capital to finance the development of the Willow Creek Mine to achieve an estimated production to a rate of 95,000 tonnes per month by the end of 2004 (an annualized rate of 1.1 million tonnes).

The agreement with Marubeni includes a provision whereby Marubeni will purchase 600,000 tonnes of coal over the next two years. Marubeni was also appointed the Company's exclusive agent for sales of Willow Creek coal to the Japanese, Korean and Taiwanese markets. The debt facility is secured by an interest in the Company's assets which ranks pari passu with the current security interest held by Mitsui Matsushima. The Company has agreed to pay interest on the outstanding principal balance of the loan at a rate of 4.0% over the London Interbank Offered Rate. In addition, the agreement provides that the principal balance be repaid with some of the proceeds from coal sales the Company makes to Marubeni according to the following schedule:

                                                   Principal
                                                   Repayment      Total Principal
                                                   per Tonne        Reduction
                                                   ---------        ---------
First 400,000 tonnes sold to Marubeni              US$ 8.50       US$  3,400,000

Subsequent 200,000 tonnes sold to Marubeni            21.00            4,200,000
                                                                  --------------
Total debt to be repaid                                           US$  7,600,000
                                                                  ==============

According to the terms of the agreement, the Company must repay the debt in full, if not already repaid according to the terms described above, by March 31, 2006. In addition, the Company has the right, at its option, to pay off the Marubeni debt facility, in whole or in part at any time and from time to time, without bonus or penalty. Any early repayment to Marubeni will not effect the agreement by Marubeni to purchase 600,000 tonnes of coal.

During fiscal year 2004 and in recent months, the Company has focused on the following issues to begin production of coal in July, 2004 and shipment of coal in September, 2004:

Financing
Mine design
Mine development planning
Delineation of reserves
Development of production costs models and estimates
Customer relationship development and contract sales of coal

The capital expenditure program to effect the above is currently in progress. The Company previously disclosed total estimated project development costs of approximately $18 million for projects under construction or expected to be constructed through 2005. Previous costs estimates were based on consultant's reports available to the Company, including the August, 2003 report prepared for the Willow Creek Coal Mine by Merit Consultants International, Inc. These estimates were not supported by firm contractual commitments, and actual costs are therefore likely to vary from these estimates. Based upon its experience to date with the project, the Company believes that capital project costs will exceed previous estimates and may exceed the previous estimates by up to approximately $3 million. Greater certainty on development cost information will arise only after the Company settles contracts and makes further mine development progress. Factors such as general economic and market conditions, competitive factors, and exchange rate fluctuations will impact the Company's project costs. Management believes that the recently completed $3,000,000 equity financing, the US$7,600,000 debt facility, and cash flow when revenues from coal sales begin will be sufficient to finance the capital and operational costs of the mining and Company operations

As at March 31, 2004 the Company had a carrying value of $16,842,989 (2003 - $10,423,081; 2002 - $13,026,175) on exploration and acquisition on the two properties in which it still retains an interest.

B. Business Overview

As of September 2004, the Company has interests in the Willow Creek Coal Mine and the Indin Lake property. The Company's primary focus during the last three financial years has been the development of the Willow Creek Coal Mine into an operating mine. Commercial production from the mine began in July 2004.

Products

The Company's Willow Creek Mine produces pulverized coal injection, or PCI, and coking coal products. PCI and coking coal products are an important component in the steel manufacturing process. PCI coal is used for its heat value and is not typically a coking coal, although it is also used in steel manufacturing. Metallurgical coal is generally higher in carbon content and calorific value and has a lower moisture content than the "thermal coal" that is used by electric utilities and industrial users to produce electricity, steam and heat. Metallurgical coal is typically sold at higher prices than thermal coal due to its special characteristics. Thermal coal is found in many parts of the world. Metallurgical coal is less abundant and is produced primarily in Australia, Canada and the United States.

Customers and Markets

The Company anticipates that the primary markets for the coal produced at the Willow Creek Mine will be steel-producing countries in the Pacific Rim, Europe and South America that import metallurgical coal by means of seaborne vessels.

The Company has entered into agreements with steel manufacturers in Asia and Europe providing for the sale of 435,000 tonnes of its PCI product for the period September 2004 to March 31, 2005. The Company is presently completing the formal documentation for these sales. Of the 435,000 tonnes, 300,000 tonnes is being sold under agreements typical for the industry, with multi-year terms and annual price negotiations. The Company is also continuing negotiations to complete sales of approximately 225,000 additional tonnes, representing production that it expects to have available for sale in the period from January 2005 through March 31, 2005.

Under the terms of the Company's arrangements with Marubeni, the Company has entered into an agreement appointing Marubeni as its exclusive agent responsible for the promotion, marketing and sale of Willow Creek Mine PCI and coking coal to end-users in Japan, Korea and Taiwan. Marubeni will be entitled to receive commissions on sales of coal to end users in those countries and to other approved purchaser.

Marubeni has also committed to purchase 600,000 tonnes of the Company's production during the next two years.

Competition

The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets.

The Company expects to compete primarily with coal producers from Canada, Australia and the United States. The supply of metallurgical coal in the global markets and the demand for coal among world steel producers has historically provided for a competitive market. Coal pricing is generally established in U.S. dollars and the competitive positioning among producers can be significantly affected by exchange rates. For example, a decline in the U.S. dollar value of the Australian dollar compared to that of the Canadian dollar has in the past and may in the future allow Australian producers a price advantage over Canadian metallurgical coal producers. In addition, a number of steel producers deal with multiple coal suppliers in order to ensure a security of supply and promote further competitiveness in this market, although this dynamic has been off-set somewhat by consolidation of producers.

Geological Setting of the Willow Creek Mine and Mineralization

The Willow Creek Coal Mine is in the Rocky Mountain Inner Foothills physiographical region, and has relatively low, rounded, northwest-trending ridges and valleys. It is dissected by the 1.5 km wide Pine River Valley. Elevations range from 630 m to 1,300 m.

The coal measures of current interest on the Willow Creek Coal Mine belong to the lower Cretaceous Gething Formation. Although the Gething is known to be coal bearing the Willow Creek mine would be the first to exploit its coal on a major scale. The Willow Creek geology is typical of other Western Canadian mountain coal mines, characterized by folding and faulting in a moderately to steeply dipping multi-seam deposit.

The mine plan considers eight seams for mining; five seams to be blended for a metallurgical coking product, and three seams to be blended for a low-volatile product for pulverized coal injection(PCI). The economic seams vary in true thickness from the minimum mining thickness of 1m to in excess of 7m (combined coal and parting, with in excess of 5m of coal), with an aggregate true thickness of 20m over the total mining section. The majority of the tonnage is the PCI product.

Mining and Processing

The Willow Creek Mine employs conventional open pit mining techniques using truck and shovel methods. Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit. Once the overburden is removed, the coal is loaded onto trucks for transport.

The next step in coal processing is to transport the coal to a coal treatment plant, which employs rotary breakers to break the coal into a predetermined size and remove rock. The Company currently does not have a coal preparation plant. It expects to have an operational plant by July 2005. The Company believes that it can produce approximately 1.0 million tonnes of coal without such a facility.

Coal Transportation

Processed coal is conveyed to clean coal silos or other storage facilities for storage and loadout to railcars. The loadout facilities are set up to load and weigh unit trains (each train carrying up to 13,000 tonnes). A spray system coats the top of each railcar with a dust inhibitor to minimize the escape of coal dust during transportation.

The Willow Creek Mine is serviced by a single rail carrier. Coal is loaded into seagoing vessels at Neptune Terminals, in North Vancouver, British Columbia. Rail service is provided pursuant to an agreement expiring in June 2009 with prices tied to tonnage levels. Neptune Terminals provides ship-loading services for the Company.

Permitting Requirements

In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. If the proposed project development is of sufficient size and impact, an Environmental Impact Assessment ("EIA") detailing the proposed components are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. The proponent must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulators will either approve the project, request modifications to the project and approve it as modified or reject the project. Once approved the required permits are issued.

The Company has the necessary mining permits to operate the Willow Creek Coal Mine to an annual production level of 0.9 million tonnes. Management intends to file a permit amendment application, rather than an EIA, following discussions with provincial government regulators. The permit amendment application will be filed with the provincial government regulators by early 2005 requesting an increase in the permitted production level to approximately 2.0 million tonnes per year, which increase will accommodate the forecasted production increases. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received.

The Company will produce pulverized coal injection ("PCI") and coking coal products during the life of the mine. These products will be exported for use in the steel manufacturing industry. The Company has entered into sales agreements with steel manufacturers in Asia and Europe. Marubeni acts as the Company's exclusive sales agent for sales from the Willow Creek Coal Mine into Japan, Korea and Taiwan.

The Company has the necessary mining permits to operate the Willow Creek Coal Mine to an annual production level of 0.9 million tonnes. Management intends to file a permit amendment application with provincial government regulators by early 2005 requesting an increase in the permitted production level to approximately 2.0 million tonnes per year, which increase will accommodate the forecasted production increases. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received.

C. Organizational Structure

The Company has the following material subsidiaries:

(a) Falls Mountain Coal Inc. ("Falls Mountain") was incorporated under the laws of British Columbia, Canada on April 13, 1994 and is a wholly-owned subsidiary of the Company; and

(b) Pine Valley Coal Pty Limited ("Pine Valley Coal") was incorporated under the laws of Victoria, Australia on March 5, 2003 and was a wholly-owned subsidiary of the Company. It is currently in a liquidation.

D. Property, Plants and Equipment

Willow Creek Coal Mine Description

The Willow Creek Coal Mine is 200 km northeast of Prince George and 45 km west of Chetwynd, B.C. Access to the area is via the John Hart Highway (Highway 97), which is an all weather paved highway connecting the Peace River District with the city of Prince George. At the Willow Creek Coal Mine, the highway lies along the north bank of the Pine River; secondary and tertiary roads provide access to most parts of the Willow Creek Coal Mine project area. A bridge provides access across the Pine River from the highway to the plant site currently under construction, which is adjacent to the mining areas on the coal deposit. Access roads within the Willow Creek Coal Mine mining area have been upgraded for use as haulage roads.

Pine Pass is a transportation corridor within which lie the John Hart Highway and the railway main line (from Prince George to the Peace River District), which crosses the Willow Creek Coal Mine along the south side of the Pine River adjacent to the plant site and clean coal storage areas. The railway provides direct rail access to two ports in Vancouver, BC, and the Ridley Island coal port at Prince Rupert, BC. The Peace River District is serviced by scheduled airline flights to the cities of Dawson Creek, Fort St. John and Prince George, which are 148 km, 203 km and 265 km respectively from the Willow Creek Coal Mine. Power lines are currently being constructed from existing services to the Willow Creek Coal Mine, a distance of approximately 22km.

The Willow Creek Coal Mine is in the Rocky Mountain Inner Foothills physiographical region, and has relatively low, rounded, northwest-trending ridges and valleys. It is dissected by the 1.5 km wide Pine River Valley. Elevations range from 630 m to 1,300 m.

The forest consists of jackpine and minor spruce with little underbrush except in wet areas adjacent to creeks and seepages. The climate is northern temperate with temperatures ranging from a maximum of 32 degreesC to a minimum of -48 degreesC. The mean total annual precipitation in the region is 425 mm.

The Willow Creek Coal Mine currently consists of coal tenures encompassing 12,595 ha including a coal lease (#15, tenure number 389294 in map reference
93O) and twenty two coal licenses as listed below:

   Coal           Land           Map
License No      District      Reference       Block          Units
  327314      Peace River       93O/9           B         49,50,59,60
  327316      Peace River       93O/9           C         63,64,73,74
  327318      Peace River       93O/9           C         83,84,93,94
  327320      Peace River       93O/9           C         41,42,51,52
  327321      Peace River       93O/9           C         61,62,71,72
  347215      Peace River       93O/9           B         29,30,39,40
  347216      Peace River       93O/9           B         27,28,37,38
  347217      Peace River       93O/9           B           7,8,17,18
  347218      Peace River       93O/9           B           5,6,15,16
  327312      Peace River       93O/9           F         27,28,37,38
  327313      Peace River       93O/9           F         29,30,39,40
  347214      Peace River       93O/9           L           1,2,11,12
  409343      Peace River       930/9           F           7,8,17,18
  409344      Peace River       930/9           F          9,10,19,20
  409345      Peace River       930/9           F         25,26,35,36
  409346      Peace River       930/9           F         47,48,57,58
  409347      Peace River       930/9           F         49,50,59,60
  409348      Peace River       930/9           F         67,68,77,78
  409349      Peace River       930/9           F         69,70,79,80
  409350      Peace River       930/9           F         85,86,95,96
  409351      Peace River       930/9           F         87,88,97,98
  409352      Peace River       930/9           F           5,6,15,16

In 1996, Norwest Corporation ("Norwest")was commissioned to prepare a bankable feasibility study for an open pit mine. The study was completed in July, 1997 for the use of the joint venture participants. Subsequently, additional mine design was done by Norwest which resulted in a further report in February 1998. A detailed feasibility study was completed on January 14, 1999 by Norwest, Cochrane PBK Engineering, Piteau Associates and Agra Earth & Environmental.

An update of the 1999 feasibility study focused on updating the costs and revenues to 2002 was completed by Norwest in September, 2002. In 2001 and early 2002 a trial cargo shipment was completed by mining approximately 84,000 tonnes, which was shipped and sold to a leading Japanese steel maker. The mining occurred within the mine development area.

In 2003 the Company studied a series of initiatives designed to lower capital and operating costs to improve the mine economics.

The coal measures of current interest on the Willow Creek Coal Mine belong to the lower Cretaceous Gething Formation. Although the Gething is known to be coal bearing the Willow Creek mine would be the first to exploit its coal on a major scale. The Willow Creek geology is typical of other Western Canadian mountain coal mines, characterized by folding and faulting in a moderately to steeply dipping multi-seam deposit.

The mine plan considers eight seams for mining; five seams to be blended for a metallurgical coking product, and three seams to be blended for a low-volatile product for pulverized coal injection(PCI). The economic seams vary in true thickness from the minimum mining thickness of 1m to in excess of 7m (combined coal and parting, with in excess of 5m of coal), with an aggregate true thickness of 20m over the total mining section. The majority of the tonnage is the PCI product.

                    SUMMARY OF SURFACE RESERVES AND RESOURCES

                                                                            Strip Ratio
                                                              Tonnes      (BCM(1):tonne
           Area                        Category             (Millions)         coal)
Willow Creek                  Measured and Indicated(2)        15.2            3.6:1
(North and Central only)
Pine Pass                     Measured and Indicated(2)         9.5          10.15:1
Crassier Creek                Resource(3)                      57.3            7.2:1
Fisher Creek                  Resource(3)                      21.3            7.6:1

(1) Note: BCM is bank cubic metre of waste rock.

(2) The measured and indicated reserve were calculated by Norwest Corporation in accordance with the requirements of Canadian National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21.

(3)These historical resources calculations were prepared by Gulf Canada from work in the 1980s and do not conform to Canadian National Instrument 43-101 and are available through the British Columbia Ministry of Energy and Mines.

The Company is currently producing a PCI coal with the following characteristics on a dry basis:

                    Ash                   8.0%
                    Volatiles            16.0%
                    Sulphur               0.6%
                    Calorific Value 7,750 kcal/kg

The Company can produce approximately 1.0 million tonnes of PCI coal without coal preparation facilities. Thereafter a coal preparation facility will be installed to wash run-of-mine (ROM) coal and prepare the primary metallurgical coking coal and PCI coal products. The coal preparation facility is planned to be operational by July 2005.

Item 5 - Operating and Financial Review and Prospects

Overview

The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended March 31, 2004, 2003, and 2002, and related notes thereto, and with the selected data set forth. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described below under "Material Differences Between US and Canadian Generally Accepted Accounting Principles," and in Note 16 to the audited consolidated financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the US. Unless otherwise indicated, all currency is reported in Canadian dollars.

The Company's activities are primarily directed toward the development and production of coal from its Willow Creek Coal Mine. In addition, the Company is interested in the location, exploration and development of mineral properties. Activities over the last five years include general exploration in locating and evaluating potential properties and exploration on properties that have been acquired by the Company. Costs incurred for general exploration that did not result in the acquisition of mineral properties with ongoing exploration or development potential were charged to operations. Exploration costs relating to the Company's properties with ongoing exploration or development potential were capitalized as deferred exploration. Should the Company abandon a property, the related deferred exploration costs are charged to operations. Administrative costs are not deferred.

A. Operating Results

Year ended March 31, 2004 Compared to Year Ended March 31, 2003

The Company had a loss from operations of $1,112,932 (2003 - $3,457,839) during the year ending March 31, 2004. The Company's loss per share was $0.03 per share. The loss for the year ended March 31, 2004 was lower than the prior year due to a large write down of the Indin Lake gold project during the year ended March 31, 2003. Other costs generally increased in the current period due to an increased level of activity directed to bringing the Willow Creek coal project towards production.

The Company incurred Expenses and Other Items totaling $1,118,750 for the fiscal year ended March 31, 2004 compared to $561,595 for the fiscal year ended March 31, 2003. The increased expenses and other items, excluding stock based compensation, reflect the increased size of the Company's management team.

Below is a table comparing Expense items for the year ended March 31, 2004 and 2003 where significant changes occurred. A discussion of the changes follows the table.

                                             Year ended             Year ended
                                           March 31, 2004         March 31, 2003
Accounting & Audit                            $ 86,671              $ 39,150
Consulting and Management Fees                  27,929                55,544
Fees and Assessment                             97,256                24,422
Filing and Transfer agent fees                  34,676                20,171
Interest and Financing                          84,488               143,957
Office                                          47,552                22,948
Professional Fees                              104,573                78,374
Promotion & Marketing                            6,978                11,898
Salaries and stock-based compensation          591,211               139,618
Travel                                          35,024                20,833

Accounting and Audit fees increased due to costs associated with the continued increased regulatory requirements and initiating the liquidation of the Australian subsidiary.

Consulting fees were due to the engagement of an individual to assist the Company with the overall financial direction of the Company and the establishment of the Australian subsidiary and supporting functions. The consulting services for the period ending March 31, 2003 were to aid the Company in the preparation and dissemination of press releases and the introduction and communication with the financial markets in the United States.

Filing and Transfer Agent costs were higher due to the TSX-Venture Exchange costs associated with various share issuances.

Interest and Financing costs of $84,488 in the current period were due to the accrual of $18,515 in provincial capital tax for the years 1997 through 2001 and interest payments of $65,973 on the note payable to Mitsui Matsushima.

Management fees were nil during the current year, reflecting the Company's change in structure engaging key management as employees.

Office costs, comprised of office supplies, telephone and communications, rent and computer expenses, increased as a result of increased activity and as there was no recovery from the Willow Creek Joint Venture for the rent as had occurred in the previous year.

Professional Fees, consisting of legal fees, were increased from last year as a result of the increased company activities. The professional services provided each year were primarily by the Company's legal counsel and related to dealings for the agreements to purchase Mitsui Matsushima's Willow Creek Joint Venture interest, a variety of regulatory related and other legal matters.

Promotion and Marketing decreased primarily as last year's equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.

Salaries and Stock Based Compensation were reclassified from Office to conform to the presentation adopted in the current period. The increased amounts reflected the engagement of individuals as the Company's Executives in March 2003.

Year ended March 31, 2003 Compared to Year Ended March 31, 2002

The consolidated loss for March 31, 2003 was $3,457,839 or $0.12 per share compared with a loss of $2,340,558 or $0.12 per share for March 31, 2002.

The Company incurred Expenses and Other Items totaling $561,595 for the fiscal year ended March 31, 2003 compared to $2,118,345 for the fiscal year ended March 31, 2002. Expenses and Other Items were reduced through a focus on reducing general and administrative expenses and decreased interest and financing charges due to lower debt. This was offset by an increase in consulting costs as a result of stock based compensation.

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

Management Fees, incurred for the services of one of the management team, were lower, reflecting the Company's focus to reduce the administrative costs to operate the Company. The management services in the current year included overall Company management and administration as well as rail negotiations, government liaison and commercial dealings with Mitsui Matsushima Canada Ltd. In the previous year the management fees included the provision of the services of two individuals filling the roles of the President, CEO and CFO who provided overall Company management and administration, including managing the financial affairs of the Company.

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

Professional Fees were lower in the current period as in the year ended March 31, 2002 the Company had incurred costs related to the investigation of an opportunity to develop a coal fired electrical generation plant in Washington State. The Company also reversed significant legal fees which had been accrued in 2002 thus lowering the Professional Fees in 2003. The professional services provided in 2003 were primarily by the Company's legal counsel and related to dealings for the agreement to purchase Mitsui Matsushima Canada Ltd.'s Willow Creek Joint Venture interest, a variety of regulatory related matters including public company issues and debt settlements, the engagement contracts of the added management as announced on March 10, 2003 and various other legal matters.

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

Differences Between Canadian and United States Generally Accepted Accounting Principles and Effects of Recent Accounting Pronouncements

Our financial statements are prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles) and reconciled to US GAAP. Differences are shown in note 16 of the audited consolidated financial statements for the period March 31, 2004 which form a part of this Report.

(a) Mineral property costs

US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003. Subsequent to that date the Company has capitalized, for US GAAP purposes, acquisition and development costs as the coal reserve estimates have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged.

(b) Revenue

Under Canadian GAAP, revenues received prior to the commercialization of mineral properties reduce capitalized development and other capitalized pre-production costs. Under US GAAP, such amounts are recorded as revenue when title and risk of the ore pass to the buyer, the consideration is fixed or determinable and collection is reasonably assured.

(c) Stock-based compensation

During the year ended March 31, 2004, the Company adopted the fair valued based method of accounting under the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, with prospective application, effective April 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective April 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended March 31, 2004.

The following pro forma financial information presents the net loss and loss per share for the years ended March 31 under US GAAP for the effect of fair value accounting for options issued to employees and directors.

                                                        2003            2002
                                                        ----            ----
Net loss for the year under US GAAP                 $  (851,000)    $(2,765,739)
Additional stock-based compensation costs              (115,000)       (510,000)
                                                    -----------     -----------
Pro forma net loss under US GAAP                    $  (966,000)    $(3,275,739)
                                                    ===========     ===========
Pro forma basic and diluted loss per share
   under US GAAP                                    $     (0.03)    $     (0.16)
                                                    ===========     ===========

(d) Accounting for joint ventures

US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, as at March 31, 2003, the balance sheets have not been adjusted to restate the accounting under US GAAP and additional information concerning the Company's interest in a joint venture is presented in Note 7. During the year ended March 31, 2004, the Company acquired the remaining joint venture interest and, as a result, consolidates 100% of the acquired company (Note 5).

(e) Asset retirement obligation

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS 143 does not have a material impact on the Company's financial position.

(f) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2004, 2003 and 2002.

(g) Accounting for impairments

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

(h) Costs of exit for disposal of activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this Statement did not have a material effect on the Company's financial position, results of operations or cash flows.

(i) Newly released accounting standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, that addresses the consolidation of variable interest entities. In December 2003, the FASB issued a revised Interpretation "FIN 46R." Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity. The Company must apply the provisions to variable interests in entities created before February 1, 2002. Adoption of FIN 46 and FIN 46R did not have an impact on the Company's financial condition, results of operations or cash flows.

In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a material effect on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments including mandatory redeemable equity instruments and certain equity derivatives. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003 and to other instruments as of September 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position, results of operations or cash flows.

Accounting Policies

The Company's accounting policies are set out in Note 3 of the audited consolidated financial statements. There are two policies, that due to the nature of the mining business, may not be readily understood. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates.

The Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. If commercial production commenced on any of the Company's properties, costs would be amortized to operations by the unit-of-production method. The Company's management periodically reviews the results of its exploration programs. Any decisions to abandon or reduce exploration efforts on any of its properties would result in a charge to operations when such decision is made. There is not a predetermined hold period for any property as geological economic circumstances render each property unique.

The determination of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and modeling as well as estimates of future costs. Knowledge derived from ongoing exploration and development of the ore body may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.

The Company reviews and evaluates capital assets for impairment of value on an ongoing basis. The expected undiscounted future cash flows from an asset used in these evaluations are developed using assumptions that reflect our best estimate of the long-term operating plans for the asset. Changes in market conditions, reserve estimates and operating conditions are updated periodically as part of the test for impairment of value.

Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted. Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $26,454 for the year ended March 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, a weighted average volatility of the Company's share price of 148%, a weighted average annual risk free interest rate of 3.97% and an expected life of five years.

B. Liquidity and Capital Resources

The Company's working capital deficiency at March 31, 2004 was $3,206,748, primarily due to the $3,000,000 of scheduled payments due during the year ending March 31, 2005 on the debt to Mitsui Matsushima.

On April 16, 2003 the Company completed a $1,100,000 private placement of 5,500,000 units, priced at $0.20 each, each unit consisting of one common share and one warrant. Each warrant is exercisable at a price of $0.25 to purchase one common share. The warrants expire two years after the issue date. The funds were used for continuing work on the Willow Creek coal project and general corporate purposes.

A financing related finder's fee of $131,250 was paid by the issuance of 656,250 common shares valued at a price of $0.20 per share.

In December 2003, the Company raised $1,600,000 in connection with a non-brokered private placement of 8,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and a warrant. Each warrant is exercisable at a price of $0.22 to purchase one common share for the first year and at $0.25 to purchase one common share during the second year. The proceeds, together with $500,000 in proceeds from an unrelated transaction, were used for the initial $2,000,000 payment that was made January 6, 2004 pursuant to the agreement between Falls Mountain and Mitsui Matsushima that allowed the Company to acquire Mitsui Matsushima 's 33 1/3% interest in the Willow Creek Joint Venture.

The carrying value of the Willow Creek resource property increased by $6,400,000, reflecting the purchase of Mitsui Matsushima's one-third interest and expenditures incurred on the project during the year.

In May 2004 the Company signed an agreement with Marubeni for a US$7,600,000 (CAD$10,000,000) debt facility. Also in May, the Company issued 3,333,334 shares of common stock to Sprott Asset Management, Inc. in connection with a non-brokered private placement for $3,000,000 at a price of $0.90 per common share. The proceeds will be used for capital expenditures, general and administrative expenses, and working capital to finance the development of the Willow Creek mine to bring estimated production to a rate of 95,000 tonnes per month by the fall of 2004 (an annualized rate of 1.1 million tonnes). The debt payable to Marubeni is secured by an interest in the Company's assets which ranks pari passu with the current security interest held by Mitsui Matsushima.

In August 2003, the Company received a report (the "Merit Report")from Merit Consultants International Inc., an independent consulting firm, providing estimated capital costs for projects under construction or expected to be constructed in the early part of 2005. The estimates did not represent actual contractual commitments entered into by the Company at the time, and actual costs were therefore likely to vary from Merit's estimates. Those estimates are presented in the table below. Mr. Jay Collins, an independent Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in the Merit Report.

                                       Merit Report, August 2003
                                        (incl. 10% contingency)
                                       -------------------------
Mine Operations Facilities                    $   684,000
Mine Operations Equipment                     $   333,000
Pre-Development                               $   660,000
Pre-Production and spares                     $ 1,631,000
Site work                                     $   991,000
Raw Coal Handling                             $ 1,474,000
Preparation Plant                             $ 5,153,000
Clean Coal Handling                           $ 2,279,000
Rail siding                                   $ 2,033,000
EPCM and Additional Indirect Costs            $   818,000
Office/Workshop                               $ 1,912,000
                                              -----------
Total                                         $17,968,000
                                              -----------

Notes:

- Working capital, sustaining capital, first fills and inventory costs are not included.

- The Preparation Plant is based on a fully modularized processing plant.

As at September 15, 2004, the Company has spent approximately $2.9 million on various aspects of the capital projects specified therein. Based upon its experience to date with the project, the Company believes that capital project costs will exceed previous estimates and may exceed the previous estimates by up to approximately $3 million. Also, train loading facilities which were originally scheduled to be installed in 2005 are now planned to be installed by the end of 2004, which while not affecting the cost of the entire project, will increase the project cost in the current year by approximately $2,000,000.

The Company will have additional capital requirements of approximately $5,000,000 for construction of a coal processing plant and other facilities to expand production in early 2005. Based upon its anticipated production levels and assuming no significant deterioration in the current favorable pricing environment, the Company expects that its $3,000,000 equity financing, US$7,600,000 debt facility and cash flow from operations for periods subsequent to the commencement of coal sales will be sufficient to finance its capital expenditure and working capital requirements through 2005. To date, the Company has not realized any cash flow from operations. It has depended upon debt and equity financing in order to fund its exploration and development programs and its working capital requirements. To the extent that the Company's cash flow from operations is lower than expected, or if the cost of its capital projects exceed the revised estimates, it will have to continue to rely upon sales of its equity and debt securities to fund these activities and meet its debt service requirements. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company. The Company's ability to raise additional debt financing is restricted as it has secured all of its assets under the provisions of its current debt obligations with Marubeni and Mitsui Matsushima.

The Indin Lake Project was written down to nil due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future. The Company plans to have discussions with interested parties to option or sell the Indin Lake gold project so that the Company can focus its efforts on the Willow Creek Coal Mine.

The Company's historical capital needs have been met by the sale of equity shares, by amalgamations with suitable companies and loans.

The Company had working capital deficiency of $3,206,748 as of March 31, 2004 and $746,976 as of June 30, 2004. The Company has entered into the following additional commitments described below.

The Company has a $50,000 letter of credit outstanding at March 31, 2004 (2003 - $50,000).

The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

                Fiscal 2005                          21,977

Subsequent to the end of its most recent fiscal year, the Company entered into forward foreign exchange contracts for Canadian dollars in order to establish a partial hedge against exposure to currency fluctuations. At September 28, 2004 the Company had outstanding forward contracts to sell US foreign currency and purchase Canadian dollars having a total notional principal amount of US$20,380,000. The contracts are structured to hedge 80% of currently scheduled monthly sales from October 2004 to March 2005, as well as 100% of projected advances from Marubeni net of expected US Dollar expenditures in connection with its financing of the project.

Values ascribed to shares issued for consideration other than cash are determined from the date of the agreement or transaction and the market value of the Company's shares on that date. All treasury share issuances are subject to application to regulators and receipt of regulatory approval. Although there is fluctuation of the market price of the Company's shares from time to time, which may not bear any relationship to a particular share transaction, it is a matter of procedure by regulatory policy based on the date of the transaction and an application of the share transaction to the regulators.

C. Research and Development, Patents and Licenses, Etc.

Not applicable

D. Trend Information

The price at which the Company sells its coal also affects the Company's financial projections. Subsequent to the end of the period the Company announced that it has concluded sales negotiations for the sale of 435,000 tonnes of its pulverized coal injection ("PCI") product for the period September 2004 to March 31, 2005 with customers who represent a number of the premier steel producers in Asia and Europe. The weighted average price for the PCI coal to be sold under these contracts is US$52.11 per tonne, compared to US$32.25 used in the feasibility study by Norwest in September 2002. The Company is presently completing the formal documentation for these sales. Of the 435,000 tonnes, 300,000 tonnes is being sold under agreements typical for the industry, with multi-year terms and annual price negotiations. The Company is also continuing negotiations to complete sales of approximately 225,000 additional tonnes, representing production that it expects to have available for sale in the period from January 2005 through March 31, 2005.

A portion of the sales were arranged in conjunction with the $10 million debt financing with Marubeni announced in April, 2004. Since then, the Company has worked with Marubeni to conclude sales initiated by Marubeni in its role as the Company's sales agent in Japan, Korea and Taiwan. Coal prices have experienced significant fluctuations in prior periods and the Company anticipates that pricing will fluctuate significantly in the future as well (see Item 3D, Risk Factors, Coal Price and Volatility).

From April 12, 2004 to September 9, 2004 warrants were exercised to issue 4,103,181 shares at prices ranging from $0.22 to $1.35 for total proceeds of $1,333,609 to the Company.

As noted under the caption "Liquidity and Capital Resources" above, the Company will have additional capital requirements of approximately $5,000,000 for construction of a coal processing plant and other facilities to expand production in early 2005.

The Company's mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Coal Mine would significantly reduce the Company's revenues and profitability. Other factors affecting the production and sale of the Company's coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

E. Off-Balance Sheet Arrangements

Not applicable

F. Tabular Disclosure of Contractual Obligations

                                                                                    Payment due by period
                                                                                   Effective March 31, 2004
                                                              -------------------------------------------------------------
                                                                                       less than                  More than
            Contractual Obligations                           Total (C$)    1 year     1-3 years     3-5 years     5 years
Long-Term Debt Obligations Mitsui Matsushima                   4,000,000   3,000,000   1,000,000

Operating Lease Obligation Office Building Landlord               21,977      21,977

Other Long-Term Liabilities Estate of Gillespie                  600,000                 600,000

Total                                                          4,621,977   3,021,977   1,600,000         Nil          Nil

G. Safe Harbor

This Report and the attached exhibits contain "forward-looking statements" as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. Such statements are based on the Company's current expectations, estimates and projections about the industry, management's beliefs and certain assumptions made by it. Words such as "anticipates", "expects", "intends", "plans", "believes" or similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company's resource production, and the Company's production capacity. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company's actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Information relating to the magnitude or quality of mineral deposits is deemed to be forward-looking information. The reliability of such information is affected by, among other things, uncertainty involving geology of mineral deposits; uncertainty of estimates of their size or composition; uncertainty of projections relating to costs of production or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; and various other risks including those relating to health, safety and environmental matters.

The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company's public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission. In particular, your attention is directed to the section in this Report entitled "Risk Factors" and similar discussions in the Company's other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this Report and in the Company's other filings, before making any business or investment decisions involving the Company and its securities.

The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ITEM 6 - Directors, Senior Management and Employees

The shareholders determine, at each annual general meeting, the number of directors that will make up the Company's board of. The Company's directors are elected by the Company's shareholders pursuant to the terms of the Company's Articles and the terms of its governing legislation, the British Columbia Business Corporations Act. None of the Directors have entered into any service agreements with the Company in their capacities as directors and, other that incentive stock options disclosed in this Form 20-F, do not receive any remuneration for their service as directors. The executive officers are appointed by the board of directors and have employment or service agreements with the Company.

The following sets out the directors and officers of the Company:

A. Directors and Senior Management as of August 31, 2004

      Name           Age           Position with the Company
Jeffrey M Fehn       41                        Chairman, Director
Graham Mackenzie     48                  President, CEO, Director
Mark Fields          51       Executive Vice President, Corporate
                                              Secretary, Director
Mark Smith           50                                  Director
Clay Gillespie       35                                  Director
Gordon Fretwell      51                                  Director

Jeffrey M. Fehn, Chairman and a director of the Company since August 2004, currently serves as Chief Financial Officer of Oakwood Laboratories, LLC, a developmental stage pharmaceutical company for which Mark T. Smith, the Company's outgoing Chairman, serves as President and CEO. Mr. Fehn was formerly Senior Vice President of Mergers & Acquisitions at KeyBanc Capital Markets, Inc., where he was primarily responsible for the origination and execution of M&A and restructuring transactions for corporate clients on a national basis. Mr. Fehn held various positions over the past 16 years with KeyCorp, its affiliates, and predecessors. Prior to his tenure in the Mergers & Acquisitions Group, Mr. Fehn directed the firm's equity private placement activities as part of the Growth Finance Group, where he provided financial advisory services related to equity capital raising for both private and publicly-traded companies.

Graham Mackenzie, B. Engineering (Civil), currently the President, Chief Executive Officer and a director of the Company, was appointed Vice President in charge of the Willow Creek coal mine in March 2003. Mr. Mackenzie has extensive technical and operating experience within the coal industry, including being Mine Manager of a 4.5 million tones per year capacity open pit coal mine.

Mark Fields, B.Sc., B.Comm., P.Geo., Executive Vice President and Corporate Secretary, Director since September, 2001. Mr. Fields has over 18 years experience as a professional geologist within the mineral exploration and development industry, focusing on Canada and Alaska. Mr. Fields is a member of the audit committee. He is a member of the Professional Engineers and Geoscientists of British Columbia, and of the Canadian Institute of Mining, Metallurgy and Petroleum.

Mark T. Smith, B.A. (Harvard), MBA (Stanford), a Director since March 2002. Mr. Smith is President and COO of Oakwood Labs L.L.C., a pharmaceutical development company located in Oakwood, Ohio, where significant advances in the treatment of life-threatening diseases are commercially developed. Mr. Smith previously served as Chairman of the Company and is one of the Company's largest shareholders.

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

B. Compensation

Summary Compensation Table

The following table sets forth all compensation paid in respect of the individuals who were, at March 31, 2004, the current and the former Chief Executive Officers, the former Chief Financial Officer and the current acting Chief Financial Officer of the Company (the "Named Executive Officers"). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended March 31, 2004.

                           Summary Compensation Table

                           Annual Compensation                   Long Term Compensation
                   ------------------------------------  -----------------------------------------
                                                                   Awards              Payouts
                                                         -------------------------  --------------
                                                         Securities    Shares or
                                                           Under     Units Subject     Long Term
 Name and                                 Other Annual    Options      to Resale    Incentive Plan    All Other
 Principal             Salary      Bonus  Compensation    Granted     Restrictions      Payouts     Compensation
 Position    Year        ($)        ($)        ($)          (#)           ($)             ($)            ($)
-----------  ----  --------------  -----  -------------  ----------  -------------  --------------  -------------
Richard      2004  $ 92,589(2)(3)  Nil      $24,267(2)         Nil       Nil             Nil            Nil
Palmer
Former       2003  $  6,516        Nil      $ 8,329      1,500,000                       Nil            Nil
Chief
Executive
Officer(1)

                           Annual Compensation                   Long Term Compensation
                   ------------------------------------  -----------------------------------------
                                                                   Awards              Payouts
                                                         -------------------------  --------------
                                                         Securities    Shares or
                                                           Under     Units Subject     Long Term
 Name and                                 Other Annual    Options      to Resale    Incentive Plan    All Other
 Principal             Salary      Bonus  Compensation    Granted     Restrictions      Payouts     Compensation
 Position    Year        ($)        ($)        ($)          (#)           ($)             ($)            ($)
-----------  ----  --------------  -----  -------------  ----------  -------------  --------------  -------------
Graham       2004  $120,472(2)(5)  Nil      $38,868(2)    Nil            Nil             Nil            Nil
Mackenzie
Current      2003  $  1,882        Nil      $   494       700,000                        Nil            Nil
Chief
Executive
Officer(4)

Kevin        2004  $ 27,929        Nil      Nil           Nil            Nil             Nil            Nil
Forbes
Former       2003  Nil             Nil      Nil           Nil                            Nil            Nil
Chief
Financial
Officer(6)

Mark Fields  2004  $ 90,000        Nil      $ 3,000       Nil            Nil             Nil            Nil
Executive
Vice-        2003  $ 90,000        Nil      $ 3,000       Nil                            Nil            Nil
President
             2002  $ 45,000        Nil      $ 1,500       300,000                        Nil            Nil

NOTES:

(1) Richard Palmer resigned as Chief Executive Officer of the Company on December 11, 2003.

(2) Amounts were converted from Australian dollars to Canadian dollars at a rate on March 31, 2004 of CDN$1.00 equals AUS$1.004.

(3) The Company issued Mr. Palmer 400,972 Common shares in the capital of the Company at a deemed price of $0.25 per share to settle an additional outstanding salary obligation in the amount of $100,243 owing to Mr. Palmer on the termination of the Palmer Agreement.

(4) Mr. Mackenzie was appointed Chief Executive Officer of the Company on December 11, 2003.

(5) The Company issued Mr. Mackenzie 295,116 Common shares in the capital of the Company at a deemed price of $0.25 per share to settle an additional outstanding salary obligation in the amount of $73,779 owing to Mr. Mackenzie as at December 4, 2003.

(6) Mr. Forbes acted as Chief Financial Officer of the Company during the period April 15, 2003 to December 11, 2003.

Compensation of Directors

During the financial year ended March 31, 2004, no compensation, cash or otherwise, was paid or is payable by the Company to directors of the Company, other than the Named Executive Officers (the "Other Directors") for services rendered.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except stock options. On August 12, 2003, Mr. Fretwell, a director of the Company, was granted a stock option to purchase 100,000 Common shares in the capital of the Company exercisable for a term of five years expiring on August 12, 2008 at a price of $0.29 per share. On July 12, 2004, Mr. Fretwell partially exercised this option to purchase 20,000 Common shares.

Stock Options

No stock options were granted to the Named Executive Officers during the financial year ended March 31, 2004.

The following table sets forth details of each exercise of stock options during the financial year ended March 31, 2004 by the Named Executive Officers and the financial year end value of unexercised options on an aggregate basis:

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

                                                                  Value of
                                                                 Unexercised
                                                 Unexercised    in-the-Money
                                               Options at FY-  Options at FY-
                   Securities                        End             End
                  Acquired on    Aggregate           (#)             ($)
                    Exercise   Value Realized   Exercisable/    Exercisable/
      Name            (#)           ($)         Unexercisable   Unexercisable
----------------  -----------  --------------  --------------  ---------------
Richard Palmer      250,000      $20,000(1)    Nil              N/A
Graham              Nil          N/A           700,000(2)       $420,000
Mackenzie                                      (Exercisable)    (Exercisable)
Kevin Forbes        Nil          N/A           Nil              N/A
Mark Fields         Nil          N/A           300,000(3)       Nil(4)
                                               (Exercisable)

NOTES:

(1) This amount represents the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company's shares on January 9, 2004, being the date the stock option was exercised.

(2) Stock option to purchase 700,000 shares at $0.20 per share exercisable until March 10, 2008.

(3) Stock option to purchase 300,000 shares at $0.90 per share exercisable until December 12, 2006.

(4) Based on the closing price of $0.80 per share for the shares of the Company on March 31, 2004, the financial year end.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Executive Employment Agreement with Richard Palmer

Pine Valley Coal Pty Limited ("Pine Valley Coal") entered into a three-year Executive Employment Agreement dated effective March 10, 2003 with Richard Palmer (the "Palmer Agreement"), subject to certain conditions, for his services as Managing Director of Pine Valley Coal and other duties. In addition, Mr. Palmer was appointed Chief Executive Officer and Secretary of the Company. The Palmer Agreement terminated by its own terms on December 4, 2003. Mr. Palmer resigned from his various offices with the Company and its affiliates on December 11, 2003.

Pursuant to the terms of the Palmer Agreement, Pine Valley Coal:

(a) paid to Mr. Palmer an annual salary of AUS$124,000; and

(b) caused to be issued to Mr. Palmer 400,972 Common shares in the capital of the Company at a deemed price of $0.25 per share to settle an outstanding salary obligation in the amount of $100,243 owing to Mr. Palmer on the termination of the Palmer Agreement.

Employment Agreement with Mark Fields

The Company entered into an Employment Agreement dated effective December 9, 2002 (the "Fields Agreement") with Mr. Fields for his continuing services as an officer of the Company in consideration of an annual salary of $90,000. In addition, up to $30,000 will be payable at the discretion of the Company's Board of Directors as a bonus based on Mr. Fields' overall performance as set out in the Fields Agreement. In the event that there is a change of control of the Company or Mr. Fields is terminated, demoted, or otherwise constructively dismissed, then an amount equal to $105,000 will be paid to Mr. Fields under the Fields Agreement, together with interest.

Employment Agreement with Graham Mackenzie

Pine Valley Coal entered into a two-year Executive Employment Agreement dated effective March 11, 2003 with Graham Mackenzie (the "Mackenzie Agreement"), subject to certain conditions, for his services as Vice-President of the Willow Creek project. The Mackenzie Agreement terminated by its own terms on December 4, 2003.

Pursuant to the terms of the Mackenzie Agreement, Pine Valley Coal:

(a) paid Mr. Mackenzie an annual salary of AUS$94,000; and

(b) caused to be issued to Mr. Mackenzie 295,116 Common shares in the capital of the Company at a deemed price of $0.25 per share to settle an outstanding salary obligation in the amount of $73,779 owing to Mr. Mackenzie as at December 4, 2003.

Since the termination of the Mackenzie Agreement, Mr. Mackenzie has been employed by the Company on a month-to-month basis at an annual salary of $200,000.

Compensation Agreement with Jeffrey M. Fehn

On September 24, 2004, the Company's compensation committee reached an agreement in principal with the Company's newly appointed Chairman, Jeffrey M. Fehn, pursuant to which Mr. Fehn will receive a an annual salary of $150,000. In addition, and as set out below, the Company has granted to Mr. Fehn options to purchase up to an aggregate of 950,000 Common shares in the capital of the

Company exercisable for a period of five years ending on September 24, 2009 at a price of $1.75 per share. Of these options, 50% vested immediately upon being granted. A further 25% will vest after 12 months, and the remaining 25% will vest after 24 months. The other specific terms of Mr. Fehn's employment agreement with the Company have yet to be finalized by the Company's compensation committee.

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

Share Option Plan

See "Share Ownership" for particulars of the Company's Share Option Plan.

Compensation of Directors

During the financial year ended March 31, 2004, no compensation, cash or otherwise, was paid or is payable by the Company to directors of the Company, other than the Named Executive Officers (the "Other Directors") for services rendered.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except stock options. On August 12, 2003, Mr. Fretwell, a director of the Company, was granted a stock option to purchase 100,000 Common shares in the capital of the Company exercisable for a term of five years expiring on August 12, 2008 at a price of $0.29 per share. On July 12, 2004, Mr. Fretwell partially exercised this option to purchase 20,000 Common shares.

C. Board Practices

Terms of Office

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All offices serve at the pleasure of the board of directors. The Company held its 2004 Annual & Extraordinary General Meeting on August 31, 2004. Refer to Item 6.A.

Directors' Service Contracts

See "Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts".

Board of Director Committees

The Company's Board of Directors has an audit committee. The members of the audit committee are appointed or replaced annually at a directors' meeting held immediately following the annual general meeting of shareholders of the Company.

The audit committee, the members of which are Mark Fields, Clay Gillespie and Gordon Fretwell, is responsible for reviewing the Company's financial reporting procedures, internal control and management information systems and liaising with the external auditors. The audit committee also reviews the annual and interim financial statements before those statements are approved by the Board.

The Company has a compensation committee, the members of which are Mark Smith, Clay Gillespie and Gordon Fretwell. The members of the compensation committee are appointed or replaced annually at a directors' meeting held immediately following the annual general meeting of members of the Company. The compensation committee is responsible for reviewing and approving compensation for the senior management of the Company.

D. Employees

The average number of employees was as follows:

Years ended March 31

2004         2003                2002
 4            4                   3

E. Share Ownership

The following table lists, as of September 27, 2004, directors and senior management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the directors and senior management as a group.

      Name        No. of Shares  Percentage of Class(1)
Graham Mackenzie   1,175,116            2.06%
Mark Fields           53,500            0.09%
Mark T. Smith     31,273,011(2)        54.73%
Clay Gillespie       300,000            0.53%
Gordon Fretwell            0               0%
Jeffrey M. Fehn            0               0%
Total:            32,801,642           57.41%

NOTES:

(1) Based on 57,136,822 shares outstanding as of September 27, 2004.

(2) Shares reported as being beneficially owned by Mr. Smith include 13,306,617 shares owned by The Rockside Foundation of New Rochelle, New York, U.S.A., and additional 4,472,857 shares owned by the R. Templeton Smith Foundation, Cleveland, Ohio, U.S.A, both of which are private charitable trusts for which Mr. Smith serves a trustee. Mr. Smith does not participate in the trusts' decisions concerning the voting or disposition of the shares in question and disclaims beneficial ownership of the shares held by the trusts.

As at September 28, 2004, the following stock options to purchase shares of the Company's common stock are outstanding:

         Name/Title            No. of Shares  Exercise Price      Expiry Date
Mark Fields/Director              300,000         $0.90        December 12, 2006
Mark T. Smith/Director            150,000         $0.90           April 28, 2007
Clay Gillespie/Director           100,000         $0.90           April 28, 2007
Graham Mackenzie/Director         700,000         $0.20           March 10, 2008
Gordon Fretwell/ Director          80,000         $0.29          August 12, 2008
Raven Waschilowski/Consultant      10,300         $1.01           April 23, 2009
Lei Wang/Employee                  35,000         $1.01           April 23, 2009
Gail MacLaren/Employee (1)        100,000         $1.56             July 8, 2009
Jeffrey M. Fehn/Director (2)      950,000         $1.75       September 24, 2009

NOTES:

(1) Gail MacLaren's option vested as to 25,000 shares on July 8, 2004 and will vest as to 25,000 shares on July 8, 2005 and 50,000 shares on July 8, 2006 and should a change of control occur of the Company, then all remaining shares shall vest upon the change of control.

(2) Jeff Fenn's option vested as to 475,000 shares on September 24, 2004 and will vest as to 237,500 shares on each of September 24, 2005 and September 24, 2006.

As at the date hereof, officers and directors, as a group, own options entitling them to purchase a total of 2,315,300 shares of the Company.

On July 14, 2004, the Company Share Option Plan (the "Plan") for the benefit of directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the TSX-V, which Plan was initially accepted by the TSX-V on July 25, 2003 and approved by the shareholders of the Company on August 12, 2003.

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

5. If an optionee ceases to be employed by the Company (other than as a result of termination with cause)ceases to act as a director or officer of the Company or a subsidiary of the Company, or ceases to provide investor relations services to the Company, any option held by such optionee may be exercised within 30 days after the date such optionee ceases to be employed by the Company ceases to act as a director or officer, as the case may be, or ceases to be employed to provide investor relations activities.

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

ITEM 7 - Major Shareholders and Related Party Transactions

A. Major Shareholders

To the best of the Company's knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation or by any foreign government.

The following persons or groups are known to the Company to each own more than 5% of the issued and outstanding common shares, which as of July 14, 2004 was:

   Name        No. of Shares (1)  Percentage
Mark T. Smith      27,232,738        52.07%
CDS & Co.(2)       10,985,499        21.00%

NOTES:

   (1) Shares reported as being beneficially owned by Mr. Smith include 9,518,617 shares owned by The Rockside Foundation of New Rochelle, New York, U.S.A., representing 18.20% of the issued and outstanding shares, and an additional 4,472,857 shares owned by the R. Templeton Smith Foundation, Cleveland, Ohio, U.S.A, representing 8.55% of the issued and outstanding shares, both of which are private charitable trusts for which Mark Smith serves a trustee. Mr. Smith does not participate in the trusts' decisions concerning the voting or disposition of the shares in question and disclaims beneficial ownership of the shares held by the trusts.

   (2) The Company has no knowledge of the beneficial ownership of these shares registered in the names of a clearing agency.

The Company's major shareholders do not have different voting rights.

As at July 14, 2004, according to the records maintained by the Company's registrar and transfer agent, there were 72 shareholders of the Company of record having addresses in the United States holding a total of 29,848,885 shares, representing approximately 57.06% of the outstanding common shares.

As at July 14, 2004, the total number of issued and outstanding common shares beneficially owned by the directors and officers as a group, giving consideration to note 1 in the above table, was 28,486,238 common shares.

To the best of the Company's knowledge, there are no arrangements, the operation of which at a subsequent date will result in a change in control of our Company.

B. Related Party Transactions

Consulting Fees

The Company paid a total of Nil (2003 - $76,960) in interest expenses for a loan provided to the Company by a director and $27,929 for consulting fees to an officer of the Company. The Company owes $51,675 (2003 - $51,675) to a former director for consulting fees. The Company has provided for the payment of $600,000 to the estate of Orval Gillespie, the former Chairman of the Company.

On September 24, 2004, the Company's compensation committee reached an agreement in principal with the Company's newly appointed Chairman, Jeffrey M Fehn, pursuant to which Mr. Fehn will receive a an annual salary of $150,000. In addition, and as set out above, the Company has granted to Mr. Fehn options to purchase up to an aggregate of 950,000 Common shares in the capital of the Company exercisable for a period of five years ending on September 24, 2009 at a price of $1.75 per share. Of these options, 50% vested immediately upon being granted. A further 25% will vest after 12 months, and the remaining 25% will vest after 24 months. The other specific terms of Mr. Fehn's employment agreement with the Company have yet to be finalized by the Company's compensation committee.

Private Placements

In December 2003, the Company raised $1,600,000 in connection with a non-brokered private placement of 8,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and a warrant. Each warrant is exercisable at a price of $0.22 to purchase one common share for the first year and at $0.25 to purchase one common share during the second year. The proceeds, together with $500,000 in proceeds from an unrelated transaction, were used for the initial $2,000,000 payment that was made January 6, 2004 pursuant to the agreement between Falls Mountain and Mitsui Matsushima that allowed the Company to acquire Mitsui Matsushima's 33 1/3% interest in the Willow Creek Joint Venture. Related parties who were participants included Mark T. Smith as to 935,000 units, The Rockside Foundation as to 4,000,000 units, Clay Gillespie as to 250,000 units and Mark Fields as to 50,000 units. In addition The R. Templeton Smith Foundation participated for 2,330,000 units.

On April 16, 2003, the Company issued by way of private placement a total of 5,500,000 units at a price of $0.20 per unit, each unit consisting of one Common share and one warrant. Each warrant entitles the holder to purchase one additional Common share for a term of two years at a price of $0.25 per share. Richard Palmer and Graham Mackenzie, both officers of the Company, participated in this private placement as to 1,760,000 units and 880,000 units, respectively. A financing related finder's fee of $131,250 was paid by the issuance of 656,250 common shares valued at a price of $0.20 per share.

On December 31, 2002, the Company issued to Mark Smith by way of private placement 3,125,000 units at a price of $0.20 per unit, each unit consisting of one Common share and one warrant. Each warrant entitles Mr. Smith to purchase one additional Common share for a term of two years at a price of $0.23 per share in the first year and $0.27 per share in the second year. On December 18, 2003, Mr. Smith Partially exercised the warrants to purchase 2,175,000 shares at a price of $0.23 per share.

On December 18, 2003 warrants were exercised by Mark T. Smith to receive 2,175,000 shares at a price of $0.23 per share. From April 12, 2004 to September 9, 2004 warrants were exercised to receive 4,103,181 shares at prices ranging from $0.22 to $1.35 for total proceeds of $1,333,609 to the Company.

Employment Agreements with Richard Palmer, Graham Mackenzie and Mark Fields

See "Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts" for details regarding the entering into with Richard Palmer, Graham Mackenzie and Mark Fields of Executive Employment Agreements.

During the fiscal year ended March 31, 2004, no director or officer or any associate of any director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.

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

B. Significant Changes

None.

ITEM 9 - The Offer and Listing

A. Offer and Listing Details

Nature of Trading Market

The common shares trade on the TSX-V, the successor to the Canadian Venture Exchange, which was the successor to the merger between the Alberta Stock Exchange and the Vancouver Stock Exchange, under the symbol "PVM". The Company's shares also trade on OTC BB in the United States under the symbol "PVMCF".

Trading on the TSX-V

The following table sets forth the high and low sale prices on the TSX-V for the common shares for the last five fiscal years ended March 31, 2004.

                           High          Low            Volume
  Year Ended               $CDN          $CDN
March 31, 2004             0.90          0.23          2,455,435
March 31, 2003             0.74          0.17            909,713
March 31, 2002             2.70          0.55          1,418,605
March 31, 2001             2.35          1.12          2,744,781
March 31, 2000             1.75          0.42          2,566,979

The following table sets forth the high and low sale prices on the TSX-V for the common shares for each quarterly period in the two most recent fiscal years ended March 31, 2004 and the subsequent quarter ended June 30, 2004.

                           High          Low            Volume
  Quarter Ended            $CDN          $CDN
June 30, 2004              1.58          0.65          1,211,975
March 31, 2004             0.68          0.23          1,503,747
December 31, 2003          0.31          0.18            234,267
September 30, 2003         0.37          0.23            267,950
June 30, 2003              0.65          0.25            402,271
March 31, 2003             0.69          0.17            348,903
December 31, 2002          0.32          0.18            232,425
September 30, 2002         0.54          0.29             78,902
June 30, 2002              0.74          0.48            249,483

The following table sets forth the high and low sale prices on the TSX-V for our common shares for each monthly period in the past six months.


                           High          Low            Volume
  Month Ended              $CDN          $CDN
August 31, 2004            1.87          1.20            430,222
July 31, 2004              1.70          1.27            420,687
June 30, 2004              1.58          1.18            410,430
May 31, 2004               1.32          1.11            363,549
April 30, 2004             1.40          0.65            437,996
March 31, 2004             0.90          0.48          1,111,749

Trading on the OTC BB

The following table sets forth the high and low sale prices on the OTC BB for the common shares for the last five fiscal years ended March 31, 2004.

                           High          Low            Volume
  Year Ended               $USD          $USD
March 31, 2004             0.49          0.17          1,180,105
March 31, 2003             0.50          0.10            989,300
March 31, 2002             1.90          0.35          1,535,200
March 31, 2001             1.53          0.66          1,450,500
March 31, 2000                                               Nil

The following table sets forth the high and low sale prices on the OTC BB for the common shares for each quarterly period in the two most recent fiscal years ended March 31, 2004 and the subsequent quarter ended June 30, 2004.

                           High          Low             Volume
  Quarter Ended            $USD          $USD
June 30, 2004              1.20          0.63            360,800
March 31, 2004             0.49          0.10             88,903
December 31, 2003          0.28          0.17            140,802
September 30, 2003         0.31          0.19            223,100
June 30, 2003              0.47          0.25            727,300
March 31, 2003             0.50          0.10            421,900
December 31, 2002          0.21          0.11            183,100
September 30, 2002         0.35          0.21             54,500
June 30, 2002              0.42          0.29            329,800

The following table sets forth the high and low sale prices on the OTC BB for the common shares for each monthly period in the past six months.

                           High          Low             Volume
  Month Ended              $USD          $USD
August 31, 2004            1.35          0.97            120,700
July 31, 2004              1.39          0.95            256,700
June 30, 2004              1.20          0.85            184,800
May 31, 2004               1.05          0.85             56,000
April 30, 2004             1.10          0.63            120,000
March 31, 2004             0.49          0.10             37,300

On the TSX-V the most recent trade of the stock was $2.55 on September 28, 2004 and on the OTC BB the most recent trade of the stock was $US2.05 on September 28, 2004.

B. Plan of Distribution

Not applicable.

C. Markets

The common shares of the Company trade on the TSX-V in Canada and the OTC BB in the United States. Refer to Item 9A.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10 - Additional Information

A. Share Capital

Not applicable.

B. Notice of Articles and Articles of Association

The Company is a corporation under the British Columbia Business Corporations Act. The Company was originally formed as "Globaltex Industries Inc." on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd. and Willow Creek Coal Ltd., under certificate of amalgamation No. 442303. It changed its name to "Pine Valley Mining Corporation" on May 13, 2003.

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company's Notice of Articles does not prescribe any extraordinary limits on the businesses or purposes of the Company. Therefore, generally, the Company has the power and capacity of a natural person.

Directors: (a) Part 17 of the Company's Articles deals with the directors involvement in transactions in which they have an interest. Article 17.2 provides that a director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. (b) Pursuant to the Business Corporations Act, a director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person's capacity as a director of the Company. (c) Part 8 of the Company's Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company. (d) The Articles do not specify a retirement age for directors. (e) Directors are not required to own any shares of the Company.

3. Rights and Restrictions Attached to the Shares

As all of the Company's authorized and issued shares are of one class of common stock, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus on liquidation, dissolution or winding-up of the Company. Each share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls by the Company.

Alteration of Share Rights: The rights of holders of issued shares of the Company may be altered only with the approval of the holders of 2/3rds or more of the shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.

Annual General Meetings: Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the British Columbia Business Corporations Act, the Company is required to hold an annual meeting in each year, not more than 15 months after the date of the most recent annual meeting.

The directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

Foreign Ownership Limitations: The Company's Articles do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting shares.

Change of Control: There are no provisions in the Company's Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Share Ownership Reporting Obligations: There are no provisions in the Company's Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company. This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C. Material Contracts

Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:

  1. Director Stock Option Agreement dated April 29, 2002 between the Company and Mark Smith as described in Item 6E.

  2. Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang as described in Item 6E.

  3.  Subscription Agreement dated May 17, 2002 between the Company and Mark
      Smith.

  4. Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith as described in Item 5.

  5. Debt Settlement Amendment Agreement dated June 14, 2002 between the Company and Mark Smith as described in Item 5.

  6. Debt Settlement Agreement dated August 2, 2002 between the Company and Walter Davidson.

  7. Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields as described in Item 6B.

  8. Subscription Agreement dated December 18, 2002 between the Company and Mark Smith as described in Item 7B.

  9. Amending Agreement dated January 31, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc.

  10. Amending Agreement dated March 3, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc.

  11. Subscription Agreement dated March 5, 2003 between the Company and Richard Palmer as described in Item 5B.

  12. Letter Agreement dated March 10, 2003 among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd.

  13. Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain as described in Item 4.

  14. Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd as described in Item 4.

  15. Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer as described in Item 6B.

  16. Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie as described in Item 6B.

  17. Senior Officer Stock Option Agreement dated March 31, 2003 between the Company and Richard Palmer as described in Item 6B.

  18. Amending Agreement dated April 7, 2003 between the Company and Richard Palmer as described in Item 6B.

  19. Consulting Agreement dated April 29, 2003 between the Company and Kevin Forbes as described in Item 6B.

  20. Share Option Plan dated for reference July 10, 2003.

  21. Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell as described in Item 6E.

  22. Coal Purchase and Financing Agreement dated as of May 18, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation as described in Item 4.

  23. Transportation Agreement dated June 8, 2004 among Falls Mountain Coal Inc. and BC Rail Partnership as described in Item 4.

  24. Willow Creek Marketing and Agency Agreement dated May 21, 2004 among the Company, Falls Mountain Coal Inc. and Marubeni Corporation.

  25. Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 3, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. as described in Item 4.

  26. Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 5, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. as described in Item 4.

  27. Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. as described in Item 4.

  28. Memorandum of Understanding dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. as described in Item 4.

  29. Subscription Agreement dated December 2003 between the Company and ten parties as described in Item 5B, Liquidity and Capital Resources.

  30. Subscription Agreement dated May 4, 2004 between the Company and Sprott Asset Management Inc. as described in Item 5B, Liquidity and Capital Resources.

  31. Amended and Restated Share Option Plan dated for reference July 14, 2004.

  32. Employment Agreement dated effective January 1, 2004 between the Company and Graham Mackenzie as described in Item 6B.

  33. Notice of Stock Option Commitment (Employee) dated April 23, 2004 between the Company and Lei Wang as described in Item 6E.

  34. Notice of Stock Option Commitment (Consultant) dated April 23, 2004 between the Company and Ray Lagace as described in Item 6E.

  35. Amended Notice of Stock Option Commitment (Consultant) dated July 7, 2004 between the Company and Raven Waschilowski (a.k.a. Ray Lagace) as described in Item 6E.

  36. Share Pledge Agreement dated May 21, 2004 between the Company and Marubeni Corporation.

  37. Notice of Option Commitment (Employee) dated July 8, 2004 between the Company and Gail MacLaren as described in Item 6E.

  38. Inter-Creditor Agreement dated May 21, 2004 between Mitsui Matsushima Canada Ltd., Marubeni Corporation, Falls Mountain and Pine Valley Coal Ltd. as described in Item 4.

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

An investment in common shares of a company by a non-Canadian that is a "WTO investor" would be reviewable if the value of the assets of the Company equaled or exceeded $184 million, the threshold established for 1999. In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act. A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.

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

Item 11 - Quantitative and Qualitative Disclosures about Market Risk

The Company does not presently believe it has material exposure to potential, change in fair value of market sensitive instruments, near-term losses in future earnings and/or cash flows from reasonably possible near-term changes in market rates, long term debt and interest risk.

The Company did not have any foreign currency derivatives outstanding at March 31, 2004. Accordingly, no market risk existed for such instruments at this date. Subsequent to the end of its most recent fiscal year, the Company entered into forward foreign exchange contracts for Canadian dollars in order to establish a partial hedge against exposure to currency fluctuations. At September 28, 2004 the Company had outstanding forward contracts to sell US foreign currency and purchase Canadian dollars having a total notional principal amount of US$20,380,000. The contracts are structured to hedge 80% of the currently scheduled monthly sales from October 2004 to March 2005, as well as 100% of projected advances from Marubeni net of expected US Dollar expenditures in connection with its financing of the project.

Item 12 - Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13 - Defaults, Dividends Arrearages and Delinquencies

Not applicable.

Item 14 - Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15 - Controls and Procedures

As of March 31, 2004, an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and the Acting Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision making regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the date of evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

Item 16 - Reserved

Item 16A - Audit Committee Financial Expert

The Company does not have an audit committee financial expert serving on its audit committee. The Company's Audit Committee consists of two unrelated directors and the Executive Vice President and Acting Chief Financial Officer of the Company, all of whom are financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

Item 16B - Code of Ethics

The Company adopted a new Code of Ethics on September 20, 2004 as attached in
Exhibit 19.

Item 16C - Principal Accountant Fees and Services

                                                          2004            2003
Audit Fees

Year end audit                                         $  27,800       $  22,400
Canadian Public Accountability Board fee                   1,000               -
                                                       ---------       ---------
Total Audit Fees                                       $  28,800       $  22,400

Audit Related Fees
None

Tax Fees
Tax planning, advice and compliance filings            $   3,000       $   3,500
Assistance with respect to the audit by BCCT               1,100               -
                                                       ---------       ---------
Total Tax Fees                                         $   4,100       $   3,500

All Other Fees
Nil.

Item 16D - Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E - Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers

Not applicable.

PART III

Item 17 - Financial Statements

See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.

Item 18 - Financial Statements

Not applicable.

Item 19 - Exhibits

      1.    Memorandum, Articles and Amendments Thereto:

            1.1 Transition Application to which is attached the Notice of Articles.

            1.2 Notice of Alteration removing the pre-existing company provisions (which is an amendment to the Notice of Articles).

            1.3 Notice of Alteration increasing the authorized share structure (which is a further amendment to the Notice of Articles.

            1.4   New Articles.

            1.5 Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 19 to Form 20-F dated July 9, 1984).

            1.6   Code of Ethics.

      2. Instruments defining the rights of debt holders and any other instruments defining the rights of equity holders:

            2.1 Inter-Creditor Agreement dated May 21, 2004 between Mitsui Matsushima Canada Ltd. and Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd.

            2.2 Amendment to General Security Agreement dated May 18, 2004 among Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. and Pine Valley Coal Ltd.

            2.3 Security Agreement dated May 13, 2004 among Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd.

            2.4 Share Pledge Agreement dated May 21, 2004 among Marubeni Corporation and Pine valley Mining Corporation.

      3.    Voting trust agreements: None

      4.    Material Contracts:

            4.1 Director Stock Option Agreement dated April 29, 2002 between the Company and Mark Smith and Schedule, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.2 Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.3 Subscription Agreement dated May 17, 2002 between the Company and Mark Smith and Schedule, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.4 Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.5 Debt Settlement Amendment Agreement dated June 14, 2002 between the Company and Mark Smith, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.6 Debt Settlement Agreement dated August 2, 2002 between the Company and

                  Walter Davidson, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.7 Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.8 Subscription Agreement dated December 18, 2002 between the Company and Mark Smith, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.9 Amending Agreement dated January 31, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc. which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.10 Amending Agreement dated March 3, 2003 between the Company, Thomas O'Brien and LOGG Investment Research Inc. which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year Ended March 31, 2003.

            4.11 Subscription Agreement dated March 5, 2003 between the Company and Richard Palmer and Schedule, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.12 Letter Agreement dated March 10, 2003 among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd. which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.13 Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.14 Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd. which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.15 Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.16 Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31,2003.

            4.17 Senior Officer Stock Option Agreement dated March 31, 2003 between the Company and Richard Palmer and Schedule, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.18 Amending Agreement dated April 7, 2003 between the Company and Richard Palmer and Schedule, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.19 Consulting Agreement dated April 29, 2003 between the Company and Kevin Forbes, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.20 Share Option Plan dated for reference July 10, 2003, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.21 Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell, which was attached as an Exhibit to the Company's Annual Report on Form 20-F for the year ended March 31, 2003.

            4.22 Coal Purchase and Financing Agreement dated as of May 18, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation.*

            4.23 Transportation Agreement dated June 8, 2004 among Falls Mountain Coal Inc. and BC Rail Partnership.*

            4.24 Willow Creek Marketing and Agency Agreement dated May 21, 2004 among the Company, Falls Mountain Coal Inc. and Marubeni Corporation.*

            4.25 Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 3, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc.

            4.26 Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 5, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc.;

            4.27 Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc.

            4.28 Memorandum of Understanding dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc.

            4.29 Subscription Agreement dated December 2003 between the Company and Rockside Foundation and a schedule to attach listing additional agreements which are substantially identical.

            4.30 Subscription Agreement dated May 4, 2004 between the Company and Sprott Asset Management Inc.

            4.31 Amended and Restated Share Option Plan dated for reference July 14, 2004.

            4.32 Employment Agreement dated effective January 1, 2004 between the Company and Graham Mackenzie.

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission

      5. List of all subsidiaries, their jurisdiction of incorporation and the names under which they do business.

The Company has the following subsidiaries:

(a) Falls Mountain Coal Inc. ("Falls Mountain") was incorporated under the laws of British Columbia, Canada on April 13, 1994 and is a wholly-owned subsidiary of the Company;

(b) Globaltex Gold Mining Corp. ("Globaltex Gold") was incorporated under the laws of British Columbia, Canada on March 29, 1993 under the name "Globaltex Coal Mining Corp." and subsequently changed its name effective January 20, 1994 to "Globaltex Coal Corporation" and effective September 11, 1996 to "Globaltex Gold Mining Corp.". Globaltex Gold is a wholly-owned subsidiary of the Company;

(c) Pine Valley Coal Pty Limited ("Pine Valley Coal") was incorporated under the laws of Victoria, Australia on March 5, 2003 and was a wholly-owned subsidiary of the Company. It is currently in a liquidation; and

(d) Pine Valley Coal Ltd. was set up as an operator of the Willow Creek Joint Venture in February 14 1996. With the purchases of its joint partners' interests in 2001 and 2004, it is a wholly-owned subsidiary of the Company.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PINE VALLEY MINING CORPORATION

Dated: September 28, 2004 By:
"Graham Mackenzie", President & CEO

                                  CERTIFICATION

I, Graham Mackenzie, certify that:

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

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

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

Date: September 28, 2004
Graham Mackenzie, Chief Executive Officer

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Pine Valley Mining Corporation (the "Company") on Form 20-F for the period ending March 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Graham Mackenzie, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: September 28, 2004
Graham Mackenzie, Chief Executive Officer
Pine Valley Mining Corporation

                                       CERTIFICATION

I, Mark Fields, certify that:

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

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) for the Company and have:

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

Date: September 28, 2004
Mark Fields, Acting Chief Financial Officer

CERTIFICATION ACCOMPANYING PERIODIC REPORT
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of Pine Valley Mining Corporation (the "Company") on Form 20-F for the period ending March 31, 2004 as filed with the

Securities and Exchange Commission on the date hereof (the "Report"), I, Mark Fields, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date:  September 28, 2004
Mark Fields, Acting Chief Financial Officer

Pine Valley Mining Corporation

Report of Independent Registered Chartered Accountants and Consolidated Financial Statements of

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)

March 31, 2004

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2800 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7x 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca                                         [DELOITTE & TOUCHE LOGO]

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of
Pine Valley Mining Corporation
(an exploration stage company)

We have audited the consolidated balance sheets of Pine Valley Mining Corporation (an exploration stage company) as at March 31, 2004 and 2003 and the consolidated statements of operations and deficit, cash flows and capital stock for each of the years in the three year period ended March 31, 2004 and cumulative from inception to March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2004 and cumulative from inception to March 31, 2004 in accordance with Canadian generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
June 25, 2004

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA - UNITED STATES REPORTING DIFFERENCE

To the Shareholders of Pine Valley Mining Corporation
(an exploration stage company)

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) for the following:

i) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 2 to the financial statements;

ii) when the financial statements reflect a change in accounting policy, such as described in Note 4 for stock-based compensation and other stock-based payments;

Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders dated June 25, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Vancouver, British Columbia
June 25, 2004

[DELOITTE TOUCHE TOHMATSU LOGO]

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS
(CANADIAN DOLLARS)

                                                               March 31,       March 31,
                                                                 2004            2003
                                                             ------------    ------------
ASSETS

CURRENT
  Cash and cash equivalents                                  $     54,720    $    680,040
  Amounts receivable                                               12,204           1,349
  Prepaid expenses                                                  6,403           5,497
-----------------------------------------------------------------------------------------
                                                                   73,327         686,886
EQUIPMENT (Note 6)                                                 15,054          14,850
MINERAL PROPERTIES (Note 7) (Schedule 1)                       16,842,989      10,423,081
-----------------------------------------------------------------------------------------
                                                             $ 16,931,370    $ 11,124,817
=========================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                   $    280,075    $    185,872
  Current portion of long-term debt (Note 9)                    3,000,000               -
-----------------------------------------------------------------------------------------
                                                                3,280,075         185,872
LONG-TERM DEBT (Note 9)                                         1,000,000               -
DUE TO RELATED PARTY (Note 8)                                     600,000         600,000
-----------------------------------------------------------------------------------------
                                                                4,880,075         785,872
-----------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY

Capital stock (Note 10)
  Authorized
    100,000,000 common shares of no par value
  Issued and fully paid
    48,654,519 shares (2003 - 32,073,269 shares)               29,674,146      26,423,896
Commitment to issue shares (Note 10 (c))                          174,022         131,250
Share subscription (Note 10 (b))                                   78,576         572,770
Contributed surplus and other capital                           1,142,009       1,115,555
Deficit accumulated during exploration stage                  (19,017,458)    (17,904,526)
-----------------------------------------------------------------------------------------
                                                               12,051,295      10,338,945
-----------------------------------------------------------------------------------------
                                                             $ 16,931,370    $ 11,124,817
=========================================================================================

CONTINUING OPERATIONS (Note 2)
CONTINGENT LIABILITIES AND COMMITMENTS (Note 17)

APPROVED BY THE BOARD OF DIRECTORS

"GRAHAM MACKENZIE"
-------------------------------
Graham Mackenzie, Director

"MARK FIELDS"
-------------------------------
Mark Fields, Director

        See accompanying Notes to the Consolidated Financial Statements.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(CANADIAN DOLLARS)

                                                  Cumulative
                                                from inception              Years ended March 31,
                                                 to March 31,    --------------------------------------------
                                                     2004            2004            2003            2002
                                                --------------   ------------    ------------    ------------
REVENUE
  Interest and other                             $    224,075    $      7,615    $      1,472    $      8,874
-------------------------------------------------------------------------------------------------------------

EXPENSES
  Accounting and audit                                810,712          86,671          39,150          45,842
  Amortization                                        103,049           2,392           4,680           5,704
  Consulting                                           50,723          27,929          22,794               -
  Fees and assessments                                248,030          97,256          24,422           1,253
  General exploration                                  83,821               -               -               -
  Filing and transfer agent fees                      269,824          34,676          20,171          23,249
  Interest and financing                            2,141,266          84,488         143,957         969,210
  Management fees                                   1,128,847               -          32,750         161,796
  Office                                            1,248,752          47,552          22,948         654,410
  Professional fees                                 1,554,098         104,573          78,374         139,689
  Promotion and marketing                             369,652           6,978          11,898           7,580
  Salaries and stock-based compensation               817,883         591,211         139,618          87,054
  Travel                                              249,764          35,024          20,833          22,558
-------------------------------------------------------------------------------------------------------------
                                                    9,076,421       1,118,750         561,595       2,118,345
-------------------------------------------------------------------------------------------------------------
LOSS BEFORE UNDERNOTED ITEMS                       (8,852,346)     (1,111,135)       (560,123)     (2,109,471)
-------------------------------------------------------------------------------------------------------------

Amalgamation and settlement costs                    (840,720)              -               -               -
Loss on disposal of equipment                        (120,732)         (5,412)              -               -
Foreign exchange gain (loss)                            5,290          30,233          16,884         (41,827)
Write-down of mineral
  properties (Schedule 1)                          (9,014,053)        (20,981)     (2,914,600)              -
Write-off of receivable                                (5,637)         (5,637)              -               -
Write-down of investment in
  US Electric Power Inc.                             (189,260)              -               -        (189,260)
-------------------------------------------------------------------------------------------------------------
                                                  (10,165,112)         (1,797)     (2,897,716)       (231,087)
-------------------------------------------------------------------------------------------------------------
NET LOSS                                          (19,017,458)     (1,112,932)     (3,457,839)     (2,340,558)
DEFICIT ACCUMULATED DURING
  EXPLORATION STATE,
  BEGINNING OF PERIOD                                       -     (17,904,526)    (14,446,687)    (12,106,129)
-------------------------------------------------------------------------------------------------------------
DEFICIT ACCUMULATED DURING
  EXPLORATION STATE,
  END OF PERIOD                                  $(19,017,458)   $(19,017,458)   $(17,904,526)   $(14,446,687)
=============================================================================================================

BASIC AND DILUTED LOSS PER SHARE                                 $      (0.03)   $      (0.12)   $      (0.12)
=============================================================================================================

WEIGHTED AVERAGE NUMBER OF
  SHARES                                                           40,560,855      28,318,672      20,007,894
=============================================================================================================

        See accompanying Notes to the Consolidated Financial Statements.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN DOLLARS)

                                                             Cumulative
                                                           from inception             Years ended March 31,
                                                            to March 31,    -----------------------------------------
                                                                2004           2004           2003           2002
                                                           --------------   -----------    -----------    -----------
OPERATING ACTIVITIES
         Net loss                                           $(19,017,458)   $(1,112,932)   $(3,457,839)   $(2,340,558)
         Adjustments
                  Amortization                                   103,049          2,392          4,680          5,704
                  Loss on disposal of capital assets             120,732          5,412              -              -
                  Accretion of equity component of
                           convertible instrument                 31,095              -              -              -
                  Non-cash consulting costs                       22,794              -         22,794              -
                  Non-cash financing costs                     1,055,450              -         25,973        792,477
                  Non-cash payroll costs                         200,476        200,476              -              -
                  Write-off of mineral properties
                           (Schedule 1)                        9,014,053         20,981      2,914,600              -
                  Write-off of receivable                          5,637          5,637              -              -
                  Write-off of investment in US Electric
                           Power Inc.                            189,260              -              -        189,260
                  Office expenses (Note 8)                       600,000              -              -        600,000
         Changes in non-cash working
                  capital items other than cash (Note 14)       (230,694)        86,390        198,057       (657,996)
---------------------------------------------------------------------------------------------------------------------
                                                              (7,905,606)      (791,644)      (291,735)    (1,411,113)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
         Capital stock issued                                  9,875,277      2,546,230        700,000        578,000
         Note proceeds                                         9,617,471              -         94,734      1,176,328
         Note payments                                          (288,974)             -       (288,974)             -
         Share subscription (Note 10 (c))                        782,596         78,576        704,020              -
         Proceeds on convertible debt                            150,000              -              -              -
---------------------------------------------------------------------------------------------------------------------
                                                              20,136,370      2,624,806      1,209,780      1,754,328
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
         Acquisition of equipment                               (165,605)        (5,171)             -         (2,164)
         Investment in US Electric Power Inc.                   (189,260)             -              -       (182,021)
         Deferred exploration and development                 (6,337,773)      (461,268)      (311,506)      (116,912)
         Acquisition of net assets of Willow Creek            (5,483,406)    (1,992,043)             -              -
---------------------------------------------------------------------------------------------------------------------
                                                             (12,176,044)    (2,458,482)      (311,506)      (301,097)
---------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                       54,720       (625,320)       606,539         42,118
CASH POSITION, BEGINNING OF PERIOD                                     -        680,040         73,501         31,383
---------------------------------------------------------------------------------------------------------------------
CASH POSITION, END OF PERIOD                                $     54,720    $    54,720    $   680,040    $    73,501
=====================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION:
         Interest paid                                                      $    65,973    $    76,960    $   129,865
=====================================================================================================================

NON-CASH INVESTING AND FINANCING ACTIVITIES

      During the year ended March 31, 2004, the Company:

      (i) acquired the remaining 33 1/3% interest in the Willow Creek Joint Venture for $2,000,000 in cash and a $4,000,000 note payable (Notes 5, 7 and 9).

      (ii) issued 656,250 common shares at $0.20 per share for a finders fee totalling $131,250 (Note 10 (a) (i)).

        See accompanying Notes to the Consolidated Financial Statements.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF CAPITAL STOCK
(CANADIAN DOLLARS)

                                                                 Capital Stock
                                          Years    Number of   from inception to
                                         Issued     Shares      March 31, 2004
                                         ------   ----------   -----------------
SHARES ISSUED FOR CASH                    1970        45,117      $    67,675
                                          1971        12,895           30,948
                                          1972        16,361           49,084
                                          1973             1                1
                                          1974        83,333           60,000
                                          1976       100,000           90,000
                                          1977        66,667           35,000
                                          1978       100,000           52,173
                                          1980       233,333          135,000
                                          1981       433,333        1,496,546
                                          1987        83,333           62,500
                                          1988       358,334          321,751
                                          1990       150,000           43,500
                                          1991        50,000           14,000
                                          1992       800,000          235,750
                                          1994       236,500          302,030
                                          1995       648,125          542,860
                                          1996       100,000          120,000
                                          1997        50,000           60,000
                                          1998       355,000          230,787
                                          1999     1,225,833          758,463
                                          2000     1,816,157          958,000
                                          2001       656,500          384,979
                                          2002       866,667          578,000
                                          2003     3,261,362          700,000
                                          2004    16,581,250        3,250,250
-----------------------------------------------------------------------------
                                                  28,330,101       10,579,297
-----------------------------------------------------------------------------

SHARES ISSUED FOR PROPERTY                1970       108,333          162,500
(COMPANY AND PREDECESSOR                  1973        25,000            7,500
CORPORATIONS)                             1976       108,333            3,250
                                          1976         1,667            1,000
                                          1980       250,000          559,815
                                          1981         8,333           56,250
                                          1983         8,333           42,500
                                          1985*      (82,732)        (185,261)
                                          1988       100,000           88,000
                                          1990       100,000           25,000
                                          1991       100,000           25,000
                                          1993     5,400,000        8,532,000
                                          1995        80,000           96,000
-----------------------------------------------------------------------------
                                                   6,207,267        9,413,554
-----------------------------------------------------------------------------

SHARES ISSUED FOR DEBT                    1985       993,368          745,026
SHARES ISSUED FOR EQUIPMENT               1985       333,333          400,000
                                          1987       447,052          335,289
SHARES ISSUED FOR DEBT                    1988        46,315           34,737
                                          1990       568,953          194,003
                                          1991       608,360          152,090
SHARES ISSUED FOR FINDERS' FEE            1996       756,581          543,049
SHARES ISSUED FOR DEBT                    1996     1,038,390        1,013,631
                                          1997        50,000           47,500
                                          1998       130,840          157,008
                                          2000       263,157          181,095
                                          2002     4,695,080        3,361,434
                                          2003     4,185,722        2,516,433
-----------------------------------------------------------------------------
                                                  14,117,151        9,681,295
-----------------------------------------------------------------------------
BALANCE OF SHARES ON MARCH 31, 2004               48,654,519      $29,674,146
=============================================================================

* Shares contributed to the Company and cancelled.

        See accompanying Notes to the Consolidated Financial Statements.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

1.    BUSINESS OF THE COMPANY

      The Company is engaged in the exploration and development of a coal project (Note 7 (a)) near Chetwynd, British Columbia, Canada.

2.    CONTINUING OPERATIONS

      These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has incurred losses since inception of $19,017,458 and has a working capital deficiency at March 31, 2004 of $3,206,748. The Company's continued existence is dependent on the ability to obtain loan financing, the raising of additional equity capital through sales of its common stock or other means to fund its operations and the Company's ability to ultimately attain profitable operations.

      If the going concern assumption were not applicable in the preparation of these financial statements, adjustments would be necessary to the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used.

      Subsequent to March 31, 2004, the Company obtained a US$7.6 million loan to fund mine construction and operations (Note 18 (a)) and raised $3.0 million through the issuance of 3,333,333 units through a private placement (Note 18 (d)).

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which in respect of these financial statements do not differ materially from accounting principles generally accepted in the United States ("US GAAP"), expect as disclosed in Note 16.

      (a)   Basis of presentation

            These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Pty Limited, Pine Valley Coal Ltd., Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

      (b)   Cash and cash equivalents

            Cash and cash equivalents includes short-term money market instruments with terms to maturity at the date of issue not exceeding 90 days.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (c)   Mineral properties

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

            The carrying costs of mineral properties and deferred exploration costs are not intended to represent present or future values. The ultimate realization of the carrying costs of mineral properties is dependent upon the discovery of commercially exploitable ore bodies or the proceeds from disposition. The Company reviews the carrying value of its mineral properties on a regular basis, primarily by reference to estimated future expected cash flows. When the carrying value of these assets exceed their estimated net recoverable amounts, an impairment provision is made for the other than temporary decline in value.

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

      (f)   Income taxes

            The Company accounts for income taxes using the future income tax method whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carryforwards and other deductions. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. Although the Company has tax loss carryforwards, there is uncertainty as to utilization prior to their expiry. Accordingly, the future tax asset amounts have been fully offset by a valuation provision.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

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

      (i)   Fair value of financial instruments

            The Company believes, based upon current information, that the carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value. The estimated fair values of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in
            Note 9. Due to the non-arms length nature of the amounts due to related party, the fair value is not readily determinable.

      (j)   Financial risk

            Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

      (k)   Joint venture

            The Company accounted for its interest in the Willow Creek Joint Venture ("Joint Venture") for the year ended March 31, 2003 on a proportionate consolidation basis, which resulted in presentation similar to that derived from the equity method.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      (l)   Foreign currency translation

            The Company uses the temporal method to translate transactions and balances denominated in foreign currencies. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.

      (m)   Stock-based compensation

            The Company's stock-based compensation plan is described in Note 11
            (a). The Company has adopted the fair value based method (Note 4) to account for stock-based transactions with employees, non-employees and directors. Accordingly, the fair value of the options at the date of the grant is charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. Any consideration paid on exercise of stock options together with and the related portion of contributed surplus is credited to share capital.

4.    CHANGES IN ACCOUNTING POLICY

      Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model ("Black-Scholes"). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options are granted.

      Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $26,454 for the year ended March 31, 2004 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, a weighted average volatility of the Company's share price of 148%, a weighted average annual risk free interest rate of 3.97% and an expected life of five years.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

5.    BUSINESS ACQUISITION

      During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture held in Pine Valley Coal Ltd. ("PVC") (Note 7 (b)) from Mitsui Matsushima Canada Ltd. for $6,000,000. The Company paid $2,000,000 in cash and issued a $4,000,000 note payable (Note 9).

      Prior to the acquisition, the Company accounted for its 66 2/3% of the joint venture under proportionate consolidation. The acquisition was accounted for by the purchase method and the remaining 33 1/3% of the accounts of PVC have been consolidated from January 6, 2004. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets (including cash of $7,957)   $    32,290
Plant and equipment                               2,838
Coal property                                 5,979,620
-------------------------------------------------------
                                              6,014,748

Less:  Current liabilities                      (14,748)
-------------------------------------------------------
Consideration                               $ 6,000,000
=======================================================

6.    EQUIPMENT

                                  2004                   2003
                   ---------------------------------   --------
                              Accumulated   Net Book   Net Book
                     Cost    Amortization     Value     Value
                   -------   ------------   --------   --------
Office equipment   $60,928      $45,874      $15,054   $14,066
Field equipment          -            -            -       784
--------------------------------------------------------------
                   $60,928      $45,874      $15,054   $14,850
==============================================================

7.    MINERAL PROPERTIES

      (a)   Willow Creek Coal Project

            During the year ended March 31, 1996, the Company entered into the Willow Creek Joint Venture Agreement with respect to the Willow Creek Coal Project with Mitsui Matsushima Canada Ltd, ("Mitsui Matsushima") and BCR Venture Inc. ("BCR"), a wholly owned subsidiary of BC Railway Company ("BC Rail") to form the Willow Creek Joint Venture ("Willow Creek Joint Venture"). The purpose of the Willow Creek Joint Venture is to develop a low cost coal mine.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

7.    MINERAL PROPERTIES (CONTINUED)

      (a)   Willow Creek Coal Project (continued)

            Under the agreement, a feasibility study was completed and accepted by the Willow Creek Joint Venture participants, and a decision made to proceed to develop a coal mine in the Willow Creek coal licenses. Pine Valley Coal Ltd. was set up as the operator and directed by a Management Committee. Under the agreement, the Company's 100% owned subsidiary, Falls Mountain Coal Inc. ("Falls Mountain"), contributed 25 coal licences which it owned together with other assets in connection with its exploration activities at Willow Creek.

            Under the agreement, the parties contracted with BC Rail to provide haulage services under a haulage contract and had also contracted with Mitsui Matsushima to market the coal worldwide during the life of the project. The Willow Creek Joint Venture Agreement provided that, in the event of acquisition of control of the Company (as defined by the Securities Act of British Columbia) by a person in the business of producing or transporting coal in, or selling coal produced from Alberta or British Columbia, the Company would cease to have any representation or right to vote on the management committee of the Willow Creek Joint Venture.

            During the year ended March 31, 2001, the Company acquired BCR's interest in consideration of $3,902,543 cash, resulting in the Company holding 66-2/3% of the joint venture.

            On March 10, 2003 Falls Mountain and Mitsui Matsushima entered into a binding Sale and Purchase Agreement whereby the Company had the right to acquire Mitsui Matsushima's remaining one-third interest in the Willow Creek Joint Venture for $6,000,000 prior to December 10, 2003. Falls Mountain and Mitsui Matsushima revised the terms prior to December 10, 2003 so that Falls Mountain was required to pay $2.0 million to Mitsui Matsuhima by January 6, 2004, and make a further $4.0 million of principal repayments between June 30, 2004 and June 30, 2005.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

7.    MINERAL PROPERTIES (CONTINUED)

      (a)   Willow Creek Coal Project (continued)

            The assets, liabilities and cash flows of the Willow Creek Joint Venture at March 31, 2003 were as follows:

Current assets and deposits             $     32,194
Coal property interests and equipment     10,821,653
----------------------------------------------------
                                          10,853,847
Current liabilities                           23,847
----------------------------------------------------
Joint Venturers' Equity                 $ 10,830,000
====================================================

Cash flows generated (applied)
     Investing activities               $  1,091,856
----------------------------------------------------
     Financing activities               $ (1,198,869)
====================================================

      (b)   Indin Lake

            The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories. During the year ended March 31, 2003, the Company concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.

8.    DUE TO RELATED PARTY

      The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the "Estate"). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 16, 2004, the Estate undertook that no action will be taken to collect any or all of the amount until beyond June 30, 2005.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

9.    LONG-TERM DEBT

                                               2004       2003
                                               ----       ----
Current portion of long-term debt           $3,000,000   $     -
Long-term portion, net of current portion    1,000,000         -
                                            ----------   -------
                                            $4,000,000   $     -
                                            ==========   =======

      On January 6, 2004, the Company purchased Mitsui's 33.33% interest in the Willow Creek Joint Venture for $6,000,000 (Note 5), of which $2,000,000 was paid in cash, and the Company has an outstanding debt obligation to Mitsui of $4,000,000 with interest compounded daily at 7%. The Company is required to make principal repayments as follows:

June 30, 2004        $  200,000
September 30, 2004      300,000
December 31, 2004     1,500,000
March 31, 2005        1,000,000
June 30, 2005         1,000,000

      The Company paid $65,973 accrued interest to Mitsui on March 31, 2004. The debt obligation is secured by the Company's assets and may be prepaid at any time without penalty.

10.   SHAREHOLDERS' EQUITY

      (a)   Capital stock issuances

            During the year ended March 31, 2004, the Company :

            (i) Closed a private placement financing of 5,500,000 units for proceeds of $1,100,000 on April 16, 2003. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.25 per share. A finder's fee totalling $131,250 was paid by issuance of 656,250 common shares at a price of $0.20 per share.

            (ii) Issued 2,425,000 common shares for proceeds of $550,250 on the exercise of warrants and stock options.

            (iii) Closed a private placement financing of 8,000,000 units for proceeds of $1,600,000 on January 6, 2004. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.22 per share for the first year and $0.25 for the second year (Note 9).

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

10.   SHAREHOLDERS' EQUITY (CONTINUED)

      (a)   Capital stock issuances (continued)

            During the year ended March 31, 2003, the Company :

            (i) Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000.

            (ii) Closed a private placement financing of 136,362 units for proceeds of $75,000 on June 14, 2002. Each unit consisted of one common share and one half common share purchase warrant of the Company. Each common share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.60.

            (iii) Issued 100,000 common shares to settle $55,000 debt due to a former director. This debt was included in accounts payable and accrued liabilities in the year.

            (iv) Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433.

            (v) Closed a private placement financing of 3,125,000 units for proceeds of $625,000 on December 31, 2002. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.23 per share in the first year and $0.27 per share during the second year.

      (b)   Share subscription

            In March 2004, the Company received total proceeds of $78,576 in connection with the exercise of 274,727 warrants from two private placements. The shares were issued subsequent to the year end March 31, 2004.

            During the year ended March 31, 2003, the Company had received net proceeds of $572,770 pursuant to a private placement of 5,500,000 units (Note 10 (a) (i)).

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

10.   SHAREHOLDERS' EQUITY (CONTINUED)

      (c)   Commitment to issue shares

            On January 7, 2004, the Company announced a debt settlement by the issuance of 696,088 common shares in the aggregate amount of $174,022. In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company has certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Board of Directors of the Company approved settling the obligations by issuance of 696,088 common shares at price of $0.25 per share.

            During the year ended March 31, 2003, the Company had a commitment to issue 656,250 common shares at a value of $131,250 for a finders fee pursuant to a private placement of 5,500,000 units (Notes 10 (a)
            (i) and 10 (b)).

11.   STOCK OPTIONS AND WARRANTS

      (a)   Stock options

            The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 10% of issued and outstanding shares as stock options. Stock options are exercisable from the date of grant. A summary of the Company's options at March 31, 2004, 2003, and 2002 and the changes for the years ending on those dates is presented below:

                                              Years ended March 31,
                     ----------------------------------------------------------------------
                               2004                    2003                    2002
                     ----------------------   ---------------------   ---------------------
                                   Weighted                Weighted                Weighted
                                    Average                Average                 Average
                                   Exercise                Exercise                Exercise
                       Shares       Price      Shares       Price      Shares       Price
                       ------      --------  ----------    --------   ---------    --------
Outstanding at the
 beginning of year    2,865,004    $   0.37   2,193,500    $   1.06   1,850,167    $   1.20
Granted                 100,000        0.29   2,815,000        0.35   1,050,000        0.90
Exercised              (250,000)       0.20           -           -     (96,667)       1.20
Cancelled and
 expired             (1,350,004)       0.25  (2,143,496)       1.06    (610,000)       1.20
                     ----------    --------   ---------    --------   ---------    --------
Outstanding at the
 end of year          1,365,000    $   0.50   2,865,004    $   0.35   2,193,500    $   1.06
                     ==========    ========   =========    ========   =========    ========

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

11.   STOCK OPTIONS AND WARRANTS

      (a)   Stock options (continued)

            As at March 31, 2004, outstanding stock options to directors, officers and an employee were as follows:

  Number                               Exercise
of Shares                                Price                      Expiry Date
---------                                -----                      -----------
  300,000                               $ 0.90                   December 12, 2006
  250,000                                 0.90                   April 28, 2007
   15,000                                 0.90                   May 7, 2007
  700,000                                 0.20                   March 10, 2008
  100,000                                 0.29                   August 12, 2008
---------
1,365,000
=========

      (b)   Stock-based compensation

            During the year ended March 31, 2003, 200,000 stock options were granted to non-employees and non-directors. Using the fair value method for stock based compensation, consulting costs of $22,794 were recorded (2002 - $Nil). This amount was determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the terms of the original grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 69% and an average annual risk free interest rate of 4%. The option granted to the optionee was vested as to 16,674 shares at June 4, 2002 and was vested every month thereafter at a rate of 16,666 shares per month up to November 1, 2002, the termination date of the consulting service.

            Pro forma compensation expense

            If the Company had adopted the fair value method of accounting for stock options as set out in CICA Handbook section 3870, Stock-Based Compensation and Other Stock Based Payments, and included share purchase options granted to employees in the calculation of compensation expense, net loss would be as follows:

                                                Years ended March 31,
                                                ---------------------
                                                2003           2002
                                                ----           ----
Net loss as reported                         $(3,457,839)   $(2,340,558)
Compensation expense of employees               (115,000)      (510,000)
                                             -----------    -----------
Pro forma net loss                           $(3,572,839)   $(2,850,558)
                                             ===========    ===========
Pro forma basic and diluted loss per share   $     (0.13)   $     (0.14)
                                             ===========    ===========

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

11.   STOCK OPTIONS AND WARRANTS (CONTINUED)

      (b)   Stock-based compensation (continued)

            Pro forma compensation expense (continued)

            Compensation expense for the year ended March 31, 2003 is determined using an option pricing model assuming no dividends are to be paid, vesting on the date of grant, a weighted average volatility of the Company's share price of 69% (2002 - 105%), an annual risk free interest rate of 4% (2002 - 4.23%) and an expected life of five years.

      (c)   Warrants

            A summary of the Company's warrants at March 31, 2004, 2003, and 2002 and the changes for the years ending on those dates is presented below:

                                               Years ended March 31,
                      ----------------------------------------------------------------------
                                2004                    2003                    2002
                      ----------------------   --------------------    ---------------------
                                    Weighted               Weighted                 Weighted
                                     Average                Average                  Average
                                    Exercise               Exercise                 Exercise
                        Shares       Price       Shares     Price        Shares      Price
                        ------      --------   ---------   --------    ---------    --------
Outstanding at the
 beginning of year     5,793,181    $   0.84   2,600,000   $   1.56    3,070,000    $   1.50
Issued                13,500,000        0.23   3,193,181       0.26      300,000        1.25
Exercised             (2,175,000)       0.23           -          -     (770,000)       1.20
Cancelled and
 expired              (2,300,000)       1.70           -          -            -           -
                      ----------    --------   ---------   --------    ---------    --------
Outstanding at the
 end of year          14,818,181    $   0.24   5,793,181   $   0.84    2,600,000    $   1.56
                      ==========    ========   =========   ========    =========    ========

            As at March 31, 2004, outstanding share purchase warrants were as follows:

  Number                              Exercise
of Shares                               Price                         Expiry Date
---------                               -----                         -----------
   300,000                          $      1.35                   September 18, 2004
    68,181                                 0.60                   June 3, 2004
   950,000                                 0.27                   December 31, 2004
 5,500,000                                 0.25                   April 16, 2005
 8,000,000                            0.22/0.25                   January 6, 2005/2006
----------
14,818,181
==========

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

12.   RELATED PARTY TRANSACTIONS

      (a) The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:

                                    Years ended March 31,
                                    ---------------------
                                   2004      2003      2002
                                   ----      ----      ----
Management and consulting fees   $27,929   $32,750   $161,796
Geological consulting                  -    16,800     26,040
Interest expense                       -    76,960    156,453

            These transactions have been recorded at the exchange amount, which is considered by management, to approximate terms and conditions that are similar to those available from unrelated parties.

      (b) As at March 31, 2004, accounts payable and accrued liabilities include $51,675 (2003 - $51,675) due to former directors, shareholders and companies controlled by directors.

      (c) During the year ended March 31, 2003, 4,085,722 common shares and 100,000 common shares were issued to a director and a former director of the Company with respect to the settlements of notes payable and debt outstanding in the amounts of $2,461,433 and $55,000, respectively. The terms of these settlements were approved by the TSX Venture Exchange.

13.   SEGMENTED INFORMATION

      The Company operates in one industry and as at March 31, 2004 and 2003 substantially all of the Company's assets were located in Canada.

14.   CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                  Years ended March 31,
                                                  ---------------------
                                               2004        2003         2002
                                               ----        ----         ----
Decrease (increase) in restricted cash      $       -    $ 296,803    $(296,803)
(Increase) decrease in amounts receivable       7,841       19,746        2,595
(Increase) decrease in prepaid expenses          (906)         (20)         523
Increase (decrease) in accounts payable
  and accrued liabilities                      79,455      (91,884)    (390,899)
(Decrease) increase in interest payable             -      (26,588)      26,588
                                            ---------    ---------    ---------
                                            $  86,390    $ 198,057    $(657,996)
                                            =========    =========    =========

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

15.   FUTURE INCOME TAXES

      The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

                                                   Years ended March 31,
                                                   ---------------------
                                             2004           2003           2002
                                             ----           ----           ----
Statutory tax rate                               36%             38%             38%
Recovery of income taxes computed at
 standard rates                           $ 400,656     $ 1,313,979     $ 1,029,846
Non-deductible non-cash financing costs           -         (19,335)       (348,690)
Non-deductible expenses                      (9,523)              -               -
Tax losses not recognized in the period
 that the benefit arose                    (391,133)     (1,294,644)       (681,156)
                                          ---------     -----------     -----------
                                          $       -     $         -     $         -
                                          =========     ===========     ===========

      The approximate tax effect of each type of temporary difference that gives rise to the Company's future tax assets is as follows:

                                       2004          2003
                                       ----          ----
Mineral properties and equipment   $ 1,465,560    $ 1,539,085
Operating loss carry-forward         1,654,394      1,324,074
                                   -----------    -----------
                                     3,119,954      2,863,159
                                   -----------    -----------
Less: Valuation allowance           (3,119,954)    (2,863,159)
                                   -----------    -----------
Future income tax asset            $         -    $         -
                                   ===========    ===========

      At March 31, 2004, the Company has approximately $5,115,000 of non-capital losses for tax purposes available at various dates until 2012, to be carried forward and applied against future income for tax purpose and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

      These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

                                                              Years ended March 31,
                                                              ---------------------
                                                      2004            2003           2002
                                                      ----            ----           ----
CONSOLIDATED STATEMENTS OF LOSS

Net loss under Canadian GAAP                      $ (1,112,932)   $ (3,457,839)   $(2,340,558)
Mineral property acquisition and exploration
 costs                                                       -        (307,761)    (2,773,768)
Writedown of mineral costs                              20,981       2,914,600              -
Revenue from sale of ore                                     -               -      2,348,587
                                                  ------------    ------------    -----------
Net loss under US GAAP                            $ (1,091,951)   $   (851,000)   $(2,765,739)
                                                  ============    ============    ===========
Basic and diluted loss per share
 under US GAAP                                    $      (0.03)   $      (0.03)   $     (0.14)
                                                  ============    ============    ===========

CONSOLIDATED BALANCE SHEETS                           2004            2003
                                                      ----            ----
Total Assets as per Canadian GAAP                 $ 16,931,370    $ 11,124,817
Decrease in mineral properties due to
 expensing of mineral property costs (a)           (10,323,081)    (10,323,081)
                                                  ------------    ------------
As per US GAAP                                    $  6,608,289    $    801,736
                                                  ============    ============

Total Liabilities

 As per Canadian GAAP and US GAAP                 $  4,880,075    $    785,872

Total Shareholders' equity (capital deficiency)

As per Canadian GAAP                                12,051,295      10,338,945
Decrease in mineral property costs (a)             (10,323,081)    (10,323,081)
                                                  ------------    ------------
As per US GAAP                                    $  1,728,214    $     15,864
                                                  ============    ============

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                    Years ended March 31,
                                                    ---------------------
                                              2004          2003          2002
                                              ----          ----          ----
CONSOLIDATED STATEMENTS OF CASH FLOWS

Operating activities
 Operating activities under Canadian GAAP  $  (791,644)   $(291,735)    (1,411,113)
 Exploration (a)                                     -     (311,506)      (116,912)
                                           -----------    ---------    -----------
 Operating activities under US GAAP        $  (791,644)   $(603,241)   $(1,528,025)
                                           ===========    =========    ===========

Investing activities
 Investing activities under Canadian GAAP  $ 2,458,482    $(311,506)      (301,097)
 Exploration (a)                                     -      311,506        116,912
                                           -----------    ---------    -----------
 Investing activities under US GAAP        $ 2,458,482    $       -    $  (184,185)
                                           ===========    =========    ===========


      (a)   Mineral property costs

            US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003. Subsequent to that date the Company has capitalized, for US GAAP purposes, acquisition and development costs as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged.

      (b)   Revenue

            Under Canadian GAAP, revenues received prior to the commercialization of mineral properties reduce capitalized development and other capitalized pre-production costs. Under US GAAP, such amounts are recorded as revenue when title and risk of the ore pass to the buyer, the consideration is fixed or determinable and collection is reasonably assured.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

      (c)   Stock-based compensation

            During the year ended March 31, 2004, the Company adopted the fair valued based method of accounting under the Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, with prospective application, effective April 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective April 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended March 31, 2004.

            The following pro forma financial information presents the net loss and loss per share for the years ended March 31 under US GAAP for the effect of fair value accounting for options issued to employees and directors.

                                               2003          2002
                                               ----          ----
Net loss for the year under US GAAP          $(851,000)   $(2,765,739)
Additional stock-based compensation costs     (115,000)      (510,000)
                                             ---------    -----------
Pro forma net loss under US GAAP             $(966,000)   $(3,275,739)
                                             =========    ===========
Pro forma basic and diluted loss per share
 under US GAAP                               $   (0.03)   $     (0.16)
                                             =========    ===========

      (d)   Accounting for joint ventures

            US GAAP requires investments in joint ventures to be accounted for using the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for purposes of registration and other filings notwithstanding the departure from US GAAP. Consequently, as at March 31, 2003, the balance sheets have not been adjusted to restate the accounting under US GAAP and additional information concerning the Company's interest in a joint venture is presented in Note 7. During the year ended March 31, 2004, the Company acquired the remaining joint venture interest and, as a result, consolidates 100% of the acquired company (Note 5).

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

      (e)   Asset retirement obligation

            In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged. The adoption of SFAS 143 does not have a material impact on the Company's financial position.

      (f)   Income taxes

            Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This differences in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2004, 2003 and 2002.

      (g)   Accounting for impairments

            In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required. As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002. The adoption of SFAS No. 144 did not have a material impact on the Company's financial position, results of operations or cash flows.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

16. RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

      (h)   Costs of exit for disposal of activities

            In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities. SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred. Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this Statement did not have a material effect on the Company's financial position, results of operations or cash flows.

      (i)   Newly released accounting standards

            In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, that addresses the consolidation of variable interest entities. In December 2003, the FASB issued a revised Interpretation "FIN 46R." Under the revised Interpretation, an entity deemed to be a business, based on certain specified criteria, need not be evaluated to determine if it is a Variable Interest Entity. The Company must apply the provisions to variable interests in entities created before February 1, 2002. Adoption of FIN 46 and FIN 46R did not have an impact on the Company's financial condition, results of operations or cash flows.

            In April 2003, the FASB issued Statement No. 149 ("SFAS 149"), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. SFAS 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a material effect on the Company's financial position, results of operations or cash flows.

            In May 2003, the FASB issued Statement No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 represents a significant change in practice in the accounting for a number of financial instruments including mandatory redeemable equity instruments and certain equity derivatives. SFAS 150 is effective for all financial instruments created or modified after May 31, 2003 and to other instruments as of September 1, 2003. The adoption of SFAS 150 did not have a material impact on the Company's financial position, results of operations or cash flows.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

17.   CONTINGENT LIABILITIES AND COMMITMENTS

      The Company has a $50,000 letter of credit outstanding at March 31, 2004 (2003 - $50,000).

      The Company has entered into an operating lease agreement for office space which requires the Company to make the following lease payments:

2005                 $   21,977

18.   SUBSEQUENT EVENTS

      Subsequent to the year ended March 31, 2004, the Company:

      (a) signed a Coal Purchase and Financing Agreement with Marubeni Corporation ("Marubeni"). Under the terms of the agreement, Marubeni will lend the Company US$7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the advanced principal. The interest is payable quarterly and the principal is due to be repaid no later than March 31, 2006. The funds are to provide capital requirements for mine-site construction and required working capital. The agreement further stipulates that the Company will sell and Marubeni will purchase 600,000 tons of coal over a two year period and Marubeni has the option to purchase an additional 100,000 tonnes of coal within that time frame.

            The loan is backed by security over the Company's assets, ranked pari passu with the security interest held by Mitsui (Note 9), and assignment of 100% of the issued and outstanding common shares of Falls Mountain, the Company's wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company's commitment to sell and deliver the coal to Marubeni.

            The agreement further stipulates that the Company is required to raise an additional $2,950,000 in equity by July 31, 2004 (satisfied as per Note 18 (d)) which will be dedicated to funding the Willow Creek coal project.

            Marubeni will also become the marketing agent in Japan, Taiwan and Korea for the Company's coal production and will receive a standard commercial sales commission based on total tonnage sold during the year.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2004
(CANADIAN DOLLARS)

18.   SUBSEQUENT EVENTS (CONTINUED)

      (b) engaged Ray Lagace of Vancouver, British Columbia, to manage the Company's investors relations functions.

      (c) granted 85,000 stock options under the Company's option plan exercisable at a price of $1.01 per share for a five-year period. Among which, 50,000 options were granted to Mr. Ray Lagace and another 35,000 options were granted to one employee of the Company.

      (d) completed a 3,333,334 units of private placement at a price of $0.90 per share with Sprott Asset Management Inc. for gross proceeds of $3.0 million.

PINE VALLEY MINING CORPORATION
(AN EXPLORATION STAGE COMPANY)
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND
 DEVELOPMENT COSTS
(CANADIAN DOLLARS)                                                    SCHEDULE 1

                                   Cumulative
                                 from inception               Years ended March 31,
                                  to March 31,    --------------------------------------------
                                      2004            2004            2003            2002
                                      ----            ----            ----            ----
DEFERRED EXPENDITURES

Willow Creek Coal Property
      Acquisition                 $ 18,076,951    $  5,979,620    $          -    $          -
      Bulk sample                      115,754               -               -               -
      Consulting                       579,815               -          26,843          52,840
      Deferred development           4,610,505         320,581         162,998       2,674,882
      Environmental                     34,451               -               -               -
      Geological                         2,061               -               -               -
      Laboratory                        45,749               -               -               -
      Licences                         388,630         119,707         117,920               -
      Reclamation                        4,803               -               -               -
      Recovery from trial cargo     (2,348,587)              -               -      (2,348,587)
      Supplies                          15,896               -               -               -
      Survey and mapping                29,104               -               -               -
      Travel                            62,147               -               -          11,388
      Costs written-down            (4,774,290)              -               -               -
                                  ------------    ------------    ------------    ------------
                                    16,842,989       6,419,908         307,761         390,523
                                  ------------    ------------    ------------    ------------

Indin Lake
      Acquisition                      553,665               -               -               -
      Consulting                       512,895               -               -          31,124
      Geological program               355,218               -               -               -
      Environment deposit               50,000               -               -               -
      Equipment purchases            1,131,233               -               -               -
      Insurance                         56,974               -               -               -
      Insurance proceeds              (553,736)              -               -               -
      Remediation cost                  15,636          15,636               -               -
      Supplies                         318,556               -               -               -
      Survey                            43,331               -               -               -
      Taxes and licences                79,329           4,084           3,745           3,534
      Travel and camp                  372,530           1,311               -               -
      Recovery from Indin Lake             (50)            (50)              -               -
      Cost written-down             (2,935,581)        (20,981)     (2,914,600)              -
                                  ------------    ------------    ------------    ------------
                                             -               -      (2,910,855)         34,658
                                  ------------    ------------    ------------    ------------
                                    16,842,989       6,419,908      (2,603,094)        425,181
MINERAL PROPERTIES,
      BEGINNING OF PERIOD                    -      10,423,081      13,026,175      12,600,994
                                  ------------    ------------    ------------    ------------
MINERAL PROPERTIES,
      END OF PERIOD               $ 16,842,989    $ 16,842,989    $ 10,423,081    $ 13,026,175
                                  ============    ============    ============    ============

        See accompanying Notes to the Consolidated Financial Statements.