Form 20-F
period 2005-03-31
PINE VALLEY MINING CORP
filed 2005-09-30
CIK 749750

Commission File No. 000-12660
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period          to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report:

PINE VALLEY MINING CORPORATION
(Exact Name of Registrant as Specified in its charter and Translation of Registrant’s Name into English)
British Columbia, Canada
(Jurisdiction of incorporation or organization)
501 — 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Title of each class:
Common Shares, without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
68,886,858 Common Shares, without par value
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X           No
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 X           Item 18
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes            No X

i

Page
C. Interests of experts and counsel	51

Item 8. Financial Information	51
A. Consolidated statements and other financial information	51
B. Significant changes	51

Item 9. The Offer and Listing	51
A. Offer and listing details	51
B. Plan of distribution	53
C. Markets	53
D. Selling shareholders	53
E. Dilution	53
F. Expenses of the issue	53

Item 10. Additional Information	53
A. Share capital	53
B. Memorandum and articles of association	53
C. Material contracts	55
D. Exchange controls	55
E. Taxation	56
F. Dividends and paying agents	60
G. Statement by experts	60
H. Documents on display	60
I. Subsidiary information	60

Item 11. Quantitative and Qualitative Disclosures About Market Risk	60

Item 12. Description of Securities Other than Equity Securities	61

A. Debt securities	61
B. Warrants and rights	61

PART II	61

Item 13. Defaults, Dividend Arrearages and Delinquencies	61

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	61

Item 15. Controls and Procedures	62

Item 16. [Reserved]	62
Item 16.A. Audit Committee financial expert	62
Item 16B. Code of Ethics	62
Item 16C. Principal Accountant Fees and Services	62
Item 16D. Exemptions from the Listing Standards for Audit Committees	63
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser	63

PART III	63

Item 17. Financial Statements	63

Item 18. Financial Statements	63

Item 19. Exhibits	63
EX-1.4 Articles of Incorporation
EX-1.6 Certified Copy of A Shareholders Resolution
EX-4.37 Mutual Settlement and Release - Mackenzie
EX-4.38 Mutual Settlement and Release - Palmer
EX-4.39 Executive Employment Agreement - Fehn
EX-4.40 Share Option Plan - Smith
EX-4.41 Credit Facility Agreement
EX-4.42 Employment Agreement - Rip
EX-4.43 Share Option Plan - Fougere
EX-4.44 Share Option Plan - Rip
EX-4.45 Share Option Plan - Fehn
EX-4.46 Employment Agreement - Yik
EX-4.47 Share Option Plan - Yik
EX-4.48 Agreement of Purchase and Sale
EX-4.49 Services Agreement
EX-4.50 Underwriting Agreement
EX-4.51 Amendment #1 to Credit Facility Agreement
EX-4.52 Subscription Agreement
EX-4.53 Share Option Plan - Armstron
EX-4.54 Amendment #2 to Credit Facility Agreement
EX-4.55 Credit Facility Agreement 9-9-2005
EX-4.56 Inter Creditor Agreement
EX-4.57 Guarantee and Postponement of Claim
EX-4.58 Coal Purchase and Financing Amendment Agreement
EX-4.59 Payout Statement and Release
EX-4.60 Security Agreement
EX-4.62 General Security Agreement - Floating Charge on Land
EX-4.63 Amendment to Confidential Transportation Agreement

ii

Convention
     The terms “Pine Valley,” the “Company,” “we,” “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Pine Valley Mining Corporation, a corporation organized under the laws of the province of British Columbia, Canada, and its consolidated subsidiaries, except where the context requires otherwise.
     References throughout this Annual Report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2005,” for example, refers to the fiscal year ended March 31, 2005.
     Our financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“U.S. GAAP”), expect as disclosed in Note 17 to the consolidated financial statements for the fiscal year ended March 31, 2005. All references to “dollars” or “$” in this Annual Report are to Canadian dollars (“CDN”) and all references to “U.S. Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. Dollar amounts at specified rates.
Measurement Conversion Information
     In this Annual Report, metric measures are used with respect to mineral properties described herein. For ease of reference, the following conversion factors are provided:
1 mile = 1.6093 kilometres
1 metric ton (tonne) = 2,205 pounds
1 foot — 0.305 metres
1 troy ounce = 31.103 grams
1 acre = 0.4047 hectare
1 imperial gallon = 4.546 litres
1 long ton = 2,240 pounds
1 imperial gallon = 1.2010 U.S. gallons
Glossary of Names and Terms
“BTU” — A British thermal unit, the amount of heat needed to raise the temperature of 1 pound of water by 1 degree Fahrenheit.
“Calorific Value” — The calorific value of a sample of fuel is defined as the amount of heat evolved when a unit weight of the fuel is completely burnt and the products of combustion cooled to a standard temperature of 298 degree Kelvin.
“Coal Rank” — The qualitative classification of coal from lignite to anthracite based on calorific values and other qualitative characteristics.
“Coke” — A hard, dry carbon substance produced by heating coal to a very high temperature in the absence of air, used primarily in the manufacture of iron and steel.
“Coking Coal” — The various grades of coal suitable for carbonization used to make coke for steel manufacture.
“Deposit” — A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of a commodity, metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

“Metallurgical Coal” — The various grades of coal suitable for making steel, such as coking coal, which is used to make coke, and PCI coal, which is used in the steelmaking process for its calorific value.
“Net Profits” — Profits resulting from metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.
“Pulverized Coal Injection” or “PCI” — Refers to that step in the integrated steel mill process where coal is pulverized and injected into a blast furnace. The grades of coal used in the process are generally non-coking. In the integrated steel mill process pulverized coal injection grade coal (also referred to as “PCI”) is used primarily as a heat source in partial replacement of high quality coking coals which are typically more expensive.
“Reclamation” — Means the restoration of land and the surrounding environment of a mining site after the coal or metal is extracted.
“Recoverable Coal Reserves” — Refers to that portion of the coal in mineable seams that can be recovered with the mining techniques considered in the feasibility study of a specific project. In a surface mining scenario recoverable coal would exclude mining losses from the top and bottom of the seam and adjacent to removable internal rock partings, as well as allowances for surface facilities, spoil piles, etc., under which mining would be conducted.
“Royalty” — A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration and capital and operating costs.
“Ore” — A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
“Seam” — Means a three dimensional zone consisting of one or more layers of coal, which may be separated by one or more thin layers of rock.
“Thermal Coal” — Means coal used for its heating value by power plant and industrial steam boilers to produce electricity or process steam.
“Ton” — Short ton (2,000 lbs.). 1 Ton equals 0.907185 Metric Tons.
“Tonne (t)” — Metric ton (1,000 kilograms). 1 Tonne equals 1.10231 Tons.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This Annual Report contains forward-looking statements that are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and involve inherent risks and uncertainties. We use words such as “expect,” “anticipate,” “project,” “believe,” “plan,” “intend,” “seek,” “should,” “estimate,” “future” and other similar expressions to identify forward-looking statements. These statements include, but are not limited to, statements concerning projected revenues, expenses and gross profit, mine development efforts, need for additional capital, market acceptance of the Company’s resource production, and the Company’s production capacity. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, the Company’s actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. You should not place undue reliance on these forward-looking statements.
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
     The Company cautions that the list of factors set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Company’s public filings with the Canadian securities regulatory authorities, including its most recent annual report, quarterly reports, material change reports and press releases, and with the United States Securities and Exchange Commission (the “SEC”). In particular, your attention is directed to the risks detailed in “Item 3.D.—Key Information—Risk Factors” and similar discussions in the Company’s other SEC and Canadian filings concerning some of the important risk factors that may affect its business, results of operations and financial conditions. You should carefully consider those risks, in addition to the other information in this Annual Report and in the Company’s other filings, before making any business or investment decisions involving the Company and its securities.
     The Company does not undertake to update our forward-looking information, or any other information contained or referenced in this Annual Report to reflect future events and circumstances.
PART I
Item 1. Identity of Directors, Senior Management and Advisers.
A. Directors and senior management.
     Not applicable.
B. Advisers.
     Not applicable.
C. Auditors.
     Not applicable.
Item 2. Offer Statistics and Expected Timetable.
A. Offer statistics.
     Not applicable.
B. Method and expected timetable.
     Not applicable.
Item 3. Key Information.
A. Selected financial data.
     The following table sets forth our selected consolidated financial and operating data for the Company. This selected financial data is derived from the Company’s consolidated audited financial statements and notes thereto as at March 31, 2005, 2004, 2003, 2002 and 2001. This selected financial data has been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP. A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 17 to the Company’s audited consolidated financial statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” and the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

	Year ended March 31
	2005	2004	2003	2002	2001
	(CDN $ in thousands, except share and per share data)
Amounts in accordance with Canadian GAAP:
Revenues	19,675	—	—	—	—
Loss from continuing operations	(453)	(1,113)	(3,458)	(2,341)	(694)
Loss from operations	(453)	(1,113)	(3,458)	(2,341)	(694)
Net loss	(453)	(1,113)	(3,458)	(2,341)	(694)
Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.12)	$(0.12)	$(0.04)
Weighted average number of common shares outstanding (basic and diluted)	58,471,023	40,560,855	28,318,672	20,007,894	18,749,353
Total assets	59,856	16,931	11,125	15,050	12,692
Net assets	28,277	12,051	10,339	10,854	8,195
Net working capital (deficiency)	(9,900)	(3,207)	502	(1,592)	(4,437)
Capital stock	45,353	29,674	26,424	23,207	19,268
Commitment to issue shares	184	174	131	1000	—
Share subscription	—	78	573	—
Contributed surplus	2,210	1,142	1,116	1,093	1,033
Number of common shares outstanding	68,886,858	48,654,519	32,073,269	24,626,185	19,064,438
Amounts in accordance with U.S. GAAP:
Revenues	19,675	—	—	2,349	—
Income (loss) from continuing operations	4,668	(1,092)	(851)	(2,766)	(5,586)
Income (loss) from operations	4,668	(1,092)	(851)	(2,766)	(5,586)
Net income (loss)	4,668	(1,092)	(851)	(2,766)	(5,586)
Basic and diluted income (loss) per share	$0.08	$(0.03)	$(0.03)	$(0.14)	$(0.30)
Weighted average number of common shares outstanding — basic	58,471,023	40,560,855	28,318,672	20,007,894	18,749,353
Weighted average number of common shares outstanding — diluted	60,049,505	40,560,855	28,318,672	20,007,894	18,749,353
Total assets	51,760	6,608	802	2,073	91
Net assets (liabilities)	23,075	1,728	16	(2,123)	(4,406)
Net working capital (deficiency)	(9,900)	(3,207)	502	(1,592)	(4,437)
Capital stock	45,353	29,674	26,424	23,207	19,268
Commitment to issue shares	184	174	131	1000	—
Share subscription	—	78	573	—	—
Contributed surplus	2,210	1,142	1,116	1,093	1,033
Number of common shares outstanding	68,886,858	48,654,519	32,073,269	24,626,185	19,064,438
See “Item 5.A—Operating and Financial Review and Prospects -Operating Results-Comparison of Canadian GAAP and United Stated GAAP as applicable to the Company’s operations” for comments on reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Annual Report.
Exchange Rates
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).

Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 2000 to March 31, 2005 were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Years ended March 31
	2005	2004	2003	2002	2001
High	0.8493	0.7879	0.6823	0.6559	0.6983
Low	0.7159	0.6791	0.6252	0.6219	0.6525
Average	0.7838	0.7399	0.6457	0.6330	0.6786
End of Period	0.8267	0.7631	0.6806	0.6275	0.6534
The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Monthly 2005
	March	April	May	June	July	August
High	0.8320	0.8232	0.8083	0.8159	0.8298	0.8411
Low	0.8024	0.7956	0.7872	0.7951	0.8044	0.8205
The exchange rate on September 28, 2005 was 0.8526.
B. Capitalization and indebtedness.
Not applicable.
C. Reasons for the offer and use of proceeds.
Not applicable.
D. Risk factors.
The Company’s business involves a high degree of risk. Among the risks that investors should consider before purchasing any of the Company’s securities are the following:
Ability to Continue Operations as a Going Concern
     Note 1 to the Company’s audited financial statements discloses that the financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Note 1 also points out that the Company has a working capital deficiency of $9.9 million as of March 31, 2005, and notes that the Company’s continued existence is dependent on the ability to obtain loan financing, the raising of additional equity capital through sales of its common shares or other means to fund its operations and the Company’s ability to achieve profitable operations.
History of Substantial Losses and No Assurance of Profitable Operations
     The Company has incurred losses since inception of $19.47 million through March 31, 2005 and $21.284 million to June 30, 2005. The Company commenced commercial operations during the March 31, 2005 fiscal year and there can be no assurance that the Company will be able to operate profitably during future periods.

Substantial Capital, Exploration and Development Expenditures are Required at the Company’s Properties and May Exceed Company Estimates
     While the Willow Creek Coal Mine began producing coal in August 2004, the Company continues to engage in exploration and development activities at its properties, and expects to incur significant additional expenditures in connection with those activities. The Company estimates it will require approximately $19.0 million for its capital plans for the coming year, which include the completion of Phase III of the infrastructure at Willow Creek, and the initiation of a drilling program to further develop reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine. The Company has completed the commissioning of the equipment constructed and installed at the Willow Creek Coal Mine as part of Phase I and II mine development. Phase III, consisting principally of a coal preparation plant that is required for coal seams planned to be mined later this calendar year, began in April 2005 and is targeted for completion in the autumn of 2005. With respect to its other properties, the Company is focusing its development efforts on Pine Pass initially as it believes that this deposit has the greatest potential to expand the currently identified reserves and bring a mine into production on a fast track basis. The Company is also collecting background environmental data to allow the Company to develop an Environmental Assessment as quickly as possible should drilling results provide evidence of an economically feasible reserve. In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which also lie less than 12 kilometers by road from Pine Valley’s coal processing and rail loading facilities. The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.
     Historically, the cost of the Company’s development activities have substantially exceeded initial estimates, and the Company anticipates that actual development costs may continue to vary substantially from initial estimates. Initial estimates are generally based on consultants’ reports or internally prepared projections. Greater certainty on development cost information will arise only after the Company settles contracts and makes further mine development progress. Factors such as general economic and market conditions, competitive factors, and exchange rate fluctuations will impact the Company’s project costs.
The Company May Need Additional Financing and There is No Assurance that Financing will be Available
     The Company had a working capital deficiency at March 31, 2005 of $9.9 million and $18.0 million as of June 30, 2005. The Company continues to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. In addition, the Company’s ability to make capital expenditures in connection with acquisitions, new mine development and major mine expansions will depend upon its ability to raise debt financing and/or issue new securities. The Company’s ability to raise additional debt financing is restricted as it has secured all of its assets under the provisions of its current debt obligations with The Rockside Foundation (“Rockside”) and Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”).
     On September 16, 2005, the Company entered into agreements with each of Rockside, Royal Bank and the Marubeni Corporation (“Marubeni”) to restructure its previously existing financing arrangements. Royal Bank will provide a $20.0 million operating line of credit secured by all the assets of the Company with first position on inventory and trade receivables and this new financing will be utilized to repay part of the existing indebtedness, finance completion of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. In connection with this new financing, Rockside has extended the due date on the Rockside loan by 10 weeks from November 29, 2005 to February 6, 2006. Although, pursuant to that agreement dated November 26, 2004, Rockside continues to maintain a security interest in all of the Company’s assets, Rockside has executed an intercreditor agreement whereby Royal Bank will have certain priority rights with regard to inventory and receivables. Rockside also executed a subordination and postponement agreement whereby Rockside has postponed its loans in favor of Royal Bank. In addition, the entire balance of approximately US$5.31 million outstanding on the Marubeni credit facility (including a financing fee of US$36,500 and accrued interest as of September 16, 2005) was repaid from the new $20.0 million credit facility with Royal Bank. See “Item 5.B.-Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
     There can be no assurance that the current financing arrangements will be sufficient to meet the future demands and requirements of the Company or that debt or equity financing will be available to the Company in the amount required at any particular time or for any particular period or, if available, that such financing can be obtained on terms satisfactory to the Company. The Company’s inability to obtain financing when needed could have a material adverse effect on its results of operations and financial condition.
Restrictions Imposed under Debt Agreements and Debt Service and Other Requirements
     As of March 31, 2005, the Company had total debt of $20.199 million, all of which has been classified as a current liability for financial reporting purposes. As of June 30, 2005, the Company’s total debt was $20.041 million. The Company’s existing debt agreements impose substantial interest payments and amortization requirements on it. The Company’s ability to meet its debt service obligations and to reduce its indebtedness will depend upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company becomes unable to pay its debt service charges or otherwise commits an event of default, the Company’s lenders may foreclose on or sell the assets of the Company. The agreements governing the Company’s existing indebtedness also contain covenants limiting its ability to borrow additional funds, to pay dividends or any other cash contributions to shareholders, to dispose of assets and may affect the Company’s flexibility in planning for, and reacting to, changes in the business, including possible acquisition activities. In addition, under the terms of a credit facility agreement between the Company and The Rockside Foundation, the Company has issued or will issue common shares that are equivalent to 10.0% of the initial principal amount (US$3.75 million) and 1.0% per five week period of the second tranche advanced (US$5.1 million) to a maximum of 10.0%, as long as the loan is outstanding.
Coal Price and Volume Volatility May Adversely Affect the Company’s Profitability
     The Company’s ability to generate profits is directly related to the volume and price of coal sold. Coal demand and price are determined by numerous factors beyond the control of the Company including the international demand for steel and steel products, the availability of competitive coal supplies, international exchange rates and political and economic conditions, and production costs in major coal producing regions. The Company’s dependence on foreign markets may result in instability due to political and economic factors in those foreign jurisdictions, which is beyond the control of the Company. The effect of any or all of these factors on coal prices or volumes is impossible for the Company to predict. If realized coal prices fall below the full cost of production and remain at such level for any sustained period, then the Company will experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be.
The Company’s Sales Depend on Reliable Rail and Ship Transportation of its Coal
     The Company’s sales depend on rail and ship transportation. The Willow Creek Coal Mine is serviced by a single rail carrier. Coal is loaded into seagoing vessels at Neptune Bulk Terminals (Canada) Ltd., in North Vancouver, British Columbia. Service interruption by the rail carrier or port facility may result in lost sales and adversely affect customer relationships. Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the Company’s operations above realized coal prices. To the extent such increases are sustained, the Company could experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be. The Company has sought to mitigate transportation risks by entering into long-term contracts for rail and port services. See “Item 4.B.—Information on the Company—Business Overview—Coal Transportation.”
Transportation Problems Have Adversely Affected the Company’s Operations and May Adversely Affect Future Operations
     The Company’s results of operations for the fourth quarter of fiscal 2005 were adversely affected by difficulties with rail service from the Willow Creek Coal Mine to the port in North Vancouver, due to capacity problems experienced by the rail service provider. These problems hampered efforts to deliver coal to the port for shipment to customers, and led the Company to decide not to actively seek additional sales during the period due to concerns about rail service. Problems in rail service could adversely affect the Company’s results of operations and financial condition during future periods.

The Company’s Mining Operations Involve Substantial Risks
     The Company’s mining operations are subject to conditions beyond its control which can affect the cost of mining. Such conditions include environmental hazards, industrial accidents, explosions, unusual or unexpected geological formations or pressures, pit wall slides, pit flooding and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Because the Company’s Willow Creek Coal Mine has not yet completed its first full year of operations and construction on certain parts of the mine are still ongoing, such risk may be greater than those associated with a more established coal mine. In any event, such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.
Insurance Coverage May Be Unavailable or Inadequate to Cover Potential Claims
     Although the Company maintains insurance within ranges of coverage consistent with industry practice, no assurance can be given that such insurance will be available at economically feasible premiums or that it will be sufficient to fully cover any claims brought forward. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to its competitors within the mining industry. To the extent that the Company is subject to environmental liabilities, the payment of such liabilities would reduce the funds available to the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, it may be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.
The Company’s Operating Results May Fluctuate as a Result of Many Factors, Some of Which are Beyond the Company’s Control
     The Company’s mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Coal Mine would significantly reduce our revenues and profitability. Other factors affecting the production and sale of our coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.
Competition is Intense and Likely to Increase
     The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets. These larger companies have substantially greater financial resources than the Company. In addition, certain coal producers benefit from higher quality coal deposits than those found on the Company’s lands, and some producers benefit from more favorable geographic locations, climatic conditions and lower operating and regulatory compliance costs than the costs incurred by the Company. The higher prices for metallurgical coal experienced during recent periods are likely to encourage further exploration and development activities, which are likely to result in increased competition in the market for metallurgical coal. There can be no assurance that the Company will be able to compete effectively with other suppliers or that the need to respond to competitive pricing pressures will not have a material adverse effect on the Company’s results of operation and financial condition.

The Company’s Business is Dependent on the Steel Industry
     Continued demand for the Company’s coal is a function of worldwide economic growth and steel production. The steel industry is highly cyclical in nature and demand is affected by a number of factors including international economic conditions and interest rates. The cyclical nature of the steel industry can result in dramatic fluctuations in the demand for metallurgical coal. For example, the 1997-1999 economic crisis in Asia resulted in steel demand significantly weakening which, when combined with an oversupply of coal in world markets, led to a decline in coal prices. Benchmark Japanese export metallurgical coal prices declined by approximately 27% from 1996 to 2000. In addition, materials such as aluminum, composites and plastics are substitutes for steel and an increase in their usage could adversely affect the demand for steel, and consequently, the demand for metallurgical coal.
Reliance on Long-Term Contracts Providing for Annual Pricing Adjustments
     During fiscal 2006, approximately 50% of the Company’s annual coal production is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices. The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of sales subject to these long-term agreements, the Company may have less coal available with which to capitalize on increases in coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company’s ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or its exposure to market-based pricing may be increased should customers elect to purchase fewer tonnes. The loss of certain of its long-term contracts could have a material adverse affect on the Company’s business.
Achievement of Forecasted Production Levels is Contingent on Permitting
     Authorization from governmental authorities will be required before the Company will be permitted to increase its production volume to a level greater than 0.9 million tonnes per year. Management filed a permit amendment application with provincial government regulators in March 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to approximately 2.2 million tonnes per year, which increase will accommodate the forecasted production increases. However, there can be no assurance that the requested permit amendment will be granted in a timely manner if at all. See “Item 4.B.—Information on the Company—Business Overview—Permitting”.
There can be No Assurance Concerning the Accuracy of Estimates of Reserves
     The coal reserves have been estimated by the Company’s technical personnel in consultation with the Company’s outside consultants. No assurance can be given that the indicated level of recovery of the coal will be realized. See “Item 4—Information on the Company”. The location and definition of coal reserves can only be done on the basis of estimation. Coal quality and recovery parameters can vary from estimates. Market price fluctuations for coal as well as increased production costs or reduced recovery rates may render a portion or all of the reserves uneconomic and may ultimately result in a restatement of reserves. Short-term operating factors relating to the coal reserves, such as the need for sequential development of coal bodies, varying stripping ratios and the processing of new or different coal qualities, may adversely affect the Company’s profitability in any particular accounting period.
The Company is Exposed to Risks Resulting from Fluctuations in Exchange Rates
     The Company’s coal sales contracts are denominated in United States dollars. The fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company’s international competitors impacts the ability of the Company’s coal products to compete in foreign markets. The Company has entered into forward foreign exchange contracts for Canadian dollars in order to establish a partial hedge against exposure to currency fluctuations. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 11— Quantitative and Qualitative Disclosures about Market Risk”.

Future Growth Depends on the Company’s Ability to Capitalize on Development Opportunities
     The Company’s ability to grow in the future will be dependent on the acquisition and development of presently undeveloped coal properties and mine operations. The inability of the Company to make and develop such acquisitions in the future, due to lack of capital resources, competition from other coal companies, government restrictions or the lack of suitable acquisition candidates, could limit the Company’s future growth.
The Company is Subject to Risks Associated with Labour Disputes
     Many of the Company’s service providers, including its mining contractor, rail carrier and port facility are unionized. Strikes or lockouts could restrict the Company’s ability to produce and sell coal to its customers.
Changes in Legislation may Adversely Affect the Company’s Business
     There can be no assurance that income tax laws, royalty regulations and governmental incentive programs relating to the mining industry in Canada will not be changed in a manner which adversely affects the Company. Likewise, there can be no assurance that income tax laws, royalty regulations and government incentive programs relating to the mining industry in other coal producing countries will not change to favor our competitors leading to reduced international coal prices and coal demand from the Company.
Changes in Government Regulation and Taxation of the Mining Industry May Adversely Affect the Company
     The Company’s lands and activities are subject to extensive federal and provincial laws and regulations controlling not only the mining and exploration of mineral properties, but also the possible affects of such activities upon the environment. Future legislation and regulations could cause additional expense, capital expenditures, reclamation obligations, restrictions and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with legislated or regulated standards and existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company has based its business planning, as it relates to income tax matters, upon current income tax legislation. At this time it is not possible to predict if, or when, changes may be made, but there is potential for effective income tax rates to vary from those presently incurred.
Compliance with Environmental Laws and Regulations Imposes Significant Obligations on the Company
     The Company may be required to make increased capital and other expenditures as a result of increasingly stringent environmental protection legislation, which expenditures are in addition to currently projected reclamation costs. Future legislation and administrative regulations may result in the Company being more closely regulated. Such legislation and regulations, as well as future interpretations of existing laws, may require substantial increases in equipment and operating costs to the Company and delays, interruptions or a termination of operations, the extent of which cannot be predicted.
The Company does not Intend to Pay Dividends for the Foreseeable Future
     The Company has never paid dividends on its common shares and does not anticipate paying any dividends on its common shares in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Company’s Board of Directors. Any determination as to the payment of dividends in the future will depend upon results of our operations, capital requirements, and restrictions in loan agreements, and such other factors as the Board of Directors may deem relevant.
Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
     As of March 31, 2005, the Company had share purchase options outstanding allowing the holders of these options to purchase 3,070,000 common shares and share purchase warrants outstanding allowing the holders to purchase 1,850,000 common shares. Directors and officers (both current and former) of the Company hold

2,860,000 of these share purchase options. An additional 210,000 share purchase options are held by employees of the Company. None of the share purchase warrants are held by Directors and officers. Given the fact that as of March 31, 2005 there were 68,886,858 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.
Future Equity Financings May Subject Shareholders to Substantial Dilution
     The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. In addition, the Company has issued equity securities to The Rockside Foundation in connection with its provision of debt financing to the Company and may in the future agree to issue equity securities or securities convertible into or exchangeable or exercisable for equity securities to its lenders in connection with the terms of various financings. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further dilution to existing shareholders and could depress the price of the Company’s shares.
No Independent Title Reports or Title Insurance on Coal Leases, Licenses and other Properties
     While the Company has reviewed and is satisfied with the titles for the properties in which it has a material interest and, to the best of its knowledge, such titles are in good standing, the Company has not obtained independent title reports or title insurance on its coal leases, coal licenses, nor on any other properties in which it has an interest. Such property interests may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There is no guarantee that title to such property interests will not be challenged or impugned.
Uncertainties Regarding Aboriginal Land Claims May Adversely Affect the Company’s Coal Tenures
     In December 1997, the Supreme Court of Canada affirmed that aboriginal groups may continue to have aboriginal title to lands that their ancestors exclusively occupied and controlled at the time of the assertion of British sovereignty. First Nations and aboriginal bands have claimed aboriginal title and rights over substantial areas of Canada, including areas where the Company operates under coal tenures issued by the provincial government. Depending on the facts of each case, these claims may give them a right to possess and control land or resources, or a right to compensation from the provincial government in relation to past or current infringement. The December 1997 decision of the Court created uncertainty with respect to third-party interests, including coal tenures, in lands claimed by aboriginal groups. The Court dealt generally with the nature of aboriginal title and what was needed in order to prove aboriginal title. It did not recognize aboriginal title to any particular lands, and did not address how aboriginal title is to be reconciled with property and tenure rights previously granted by the provincial government. The Court confirmed that aboriginal title is not absolute and may be infringed by the provincial government for substantial legislative purposes. In British Columbia, many First Nations are participating in treaty negotiations with the federal and provincial governments in an effort to resolve uncertainty about aboriginal rights and title and to identify new authorities and treaty lands to be held by those First Nations. There can be no assurance that aboriginal land claims will not affect the Company’s existing coal tenures in the future, or its ability to renew or secure other coal tenures in the future.
Risks Associated with Penny Stock Classification
     The Company’s common shares may be deemed to be “penny stock” as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a “recognized” national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than US$2.0 million (if the issuer has been in continuous operation for at least three years) or US$5.0 million (if in continuous operation for less than three years), or with average revenues of less than US$6.0 million for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, (the “Exchange Act”) as amended, and Rule 15g-2 promulgated thereunder require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor’s account. Potential investors in the Company’s common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be penny stock.
     Moreover, Exchange Act Rule 15g-9 requires broker dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company’s common shares to resell their shares to third parties or to otherwise dispose of them.
The Company’s Mining Operations are Dependent on Third-Party Contractor
     While the Company’s management provides oversight to its mining operations, those operations are conducted by a third-party contractor responsible for providing the labor and equipment used in connection with those operations. The Company is currently negotiating the terms of a long-term contract with this contractor. In the event that the Company is unable to reach an acceptable agreement with the contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business.
The Company Depends on a Small Number of Major Customers
     Sales to nine customers accounted for all of the Company’s net sales during fiscal 2005 (See Note 14 to the Consolidated Financial Statements). Although we expect that the relative percentage of net sales to each of our customers will change each year, we expect that, in the foreseeable future, we will be dependent on a small number of major customers during each fiscal year. The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition. See “Item 4.B.—Information on the Company—Business Overview-Customers and Markets”.
The Company Depends on a Small Number of Key Personnel
     The Company’s performance depends to a significant extent on the abilities and continued participation of its Board of Directors and management personnel. The loss of the services of any of the Company’s executives or Board of Directors could have a material adverse effect on the Company’s business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found. The Company does not carry any key person insurance.
The Company’s Mining Operations Require Skilled Personnel, Whose Services are in High Demand
     The Company’s mining operations require individuals with a high degree of technical or professional skills, such as engineers, trades people and equipment operators. Our operations compete with those of other coal mines, as well as other local industries, such as oil and gas or forest products, for these skilled workers. Demand for skilled personnel in the coal mining industry has increased in recent years. In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on our results of operations and our financial condition.
The Company’s Operating Expenses Could Increase Significantly if Utilities, Fuel or Materials and Equipment Prices Increase

     The Company is a significant consumer of electricity, fuels and other materials and equipment. Our mining equipment and processing plant are powered by electricity that we have to purchase from outside sources. These prices are subject to change and have increased in recent months. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas. In addition, because of increased activity within the industry, shortages of certain replacement parts used in mining equipment have been experienced in recent months. The Company’s contracts with its customers provide for annual fixed prices that are not subject to adjustment to reflect increases in operating expenses. Accordingly, increases in prices for electricity, fuel and equipment could adversely affect our profitability.
Control of the Company is Concentrated in Two Affiliated Investors
     Mark T. Smith, a Director of the Company, beneficially owns approximately 18% of its outstanding common shares, and The R. Templeton Smith Foundation, for which Mr. Smith serves as a trustee, owns approximately 8.5% of such shares. As a result, Mr. Smith and The R. Templeton Smith Foundation are in a position to control our activities and policies, including possessing the voting power to elect our Board of Directors and approve all matters requiring shareholder approval and the ability to generally direct the Company’s affairs. In addition to the foregoing, the Company’s Chairman, Jeffrey M. Fehn, also serves as an officer of Oakwood Laboratories, LLC, a company controlled by Mr. Smith and members of his family.
The Company’s Status as a Foreign Corporation May Increase the Difficulty of Service and Enforcement of Legal Process by Investors
     The Company is organized under the laws of British Columbia, Canada. All but two of its Directors and executive officers reside outside the United States, and most of its assets are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon those Directors and officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities whether under the Exchange Act or otherwise. If a judgment is obtained in the U.S. courts based on civil liability provisions of the U.S. federal securities laws against the Company or its Directors or officers, it will be difficult to enforce the judgment in the Canadian courts against the Company and any of the Company’s non-U.S. resident executive officers or Directors. Accordingly, United States shareholders may be forced to bring actions against the Company and its respective Directors and officers under Canadian law and in Canadian courts in order to enforce any claims that they may have against the Company or its Directors and officers. Nevertheless, it may be difficult for United States shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against the Company and any of the Company’s non-U.S. resident executive officers or Directors.
The Company is Exempt from Certain Corporate Governance and Other Requirements Applicable to Domestic Corporations
     The Company is a foreign private issuer within the meaning of rules promulgated under the Exchange Act. As such, we are exempt from certain of the reporting requirements under the Exchange Act and, if the Company becomes listed on the NASDAQ Stock Market or an exchange, it will also be exempt from certain corporate governance standards established by the NASDAQ Stock Market and the exchanges. Because of these exemptions, investors are not afforded the same protection or information generally available to investors holding shares in public companies organized in the United States. Please see “Item 10—Additional Information” of this Form 20-F.
Item 4. Information on the Company.
A. History and Development of the Company.
     General Information. The Company is a corporation organized under the Company Act (British Columbia). The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (SEC file No. 0-12660) (“New Lintex”) and Willow Creek Coal Ltd., (“Willow Creek”), a wholly owned subsidiary of A.L.M Associates Corp. (“A.L.M.”) under certificate of amalgamation No. 442303. The Company changed its name to “Pine Valley Mining

Corporation” on May 13, 2003. Its principal place of business is located at 501 — 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2 and its telephone number is (604) 682-4678 (e-mail: pinevalley@pinevalleycoal.com). The Company’s registered office is located at: 3000 Royal Centre, P.O. Box 11130, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3.
     The Company’s common shares trade on the TSX Venture Exchange (“TSX-V”) in Vancouver, British Columbia, Canada under the symbol “PVM” and on the OTC Bulletin Board in the United States under the symbol “PVMCF.” Canada is the place of domicile for the Company. The Company’s fiscal year end is March 31st in each year.
     Acquisition of Interests in Willow Creek and Pine Pass Properties. In 1993 the Company acquired a 100% interest in the Willow Creek licenses, covering the area that is now referred to as the “Willow Creek Coal Mine”, from the amalgamation with Willow Creek, which had acquired these licenses from a group including James W. McLeod (the “McLeod Group”) by way of an Assignment of Coal Licenses dated April 29, 1992. Similarly, the Company acquired other assets from the McLeod Group, including various mining reports, information and maps on the Willow Creek Coal Mine, a feasibility study on the Willow Creek Coal Mine, an environmental and socio-economic study, diamond drill logs, gamma ray neutron logs and assay reports, as well as the Pine River Bridge spanning the Pine River.
     The purchase price for the Willow Creek Coal Mine was $580,000 in cash and negotiable securities. The McLeod Group, as a consequence of default and termination of a previous option agreement, reacquired title to the Willow Creek Coal Mine from a previous optionee on August 31, 1990. On or about August 31, 1990, the McLeod Group granted to Orval Gillespie, formerly the President of New Lintex, and certain of his associates (the “Gillespie Group”), the right to arrange for a purchaser for the Willow Creek Coal Mine. In this connection, the Gillespie Group personally pledged certain cash and negotiable securities to pay off debt in relation to the Willow Creek Coal Mine. In addition, the Gillespie Group agreed to pay all ongoing expenses to keep the Willow Creek licenses in good standing.
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
     Falls Mountain Coal Inc. (“Falls Mountain”), a wholly owned subsidiary of the Company, acquired a 100% interest in the Pine Pass Properties from IDI Resource Technologies Inc. by way of a purchase agreement dated February 1994 for a consideration of 80,000 common shares from the Company’s treasury for a deemed value of $96,000. The Pine Pass Properties include the Pine Pass, Crassier Creek and Fisher Creek deposits.
     Joint Venture Arrangements. In order to develop the Willow Creek Coal Mine, the Company and Falls Mountain on February 16, 1996 entered into a Joint Venture Agreement (the “JV Agreement”) with Mitsui Matsushima Canada Ltd., a wholly owned subsidiary of Mitsui Matsushima Co. Ltd. (“Mitsui Matsushima”), and BCR Ventures Inc., a wholly-owned subsidiary of BC Rail Ltd., a crown corporation which at that time was owned by the Province of British Columbia (“BC Rail”). BC Rail, which was subsequently acquired by Canadian National Railway Co., owned and operated the rail system serving northeast British Columbia; its main line ran adjacent to the proposed Willow Creek operation. Mitsui Matsushima is a major Japanese coal mining company. Mitsui Matsushima has been doing coal business for over 80 years, and at the time of the Willow Creek Joint Venture was actively proceeding with the expansion of its overseas coal business outside Japan, including in Canada.
     Under the JV Agreement, Falls Mountain contributed 25 coal licenses which it owned together with other assets in connection with its exploration activities at the Willow Creek Coal Mine. The licenses and assets were transferred in trust to the Willow Creek Joint Venture in return for a capital account of $2.5 million, wherein Mitsui Matsushima and BC Rail earned a one-third interest each by making equity contributions totaling $5.0 million to the Willow Creek Joint Venture and agreeing to use their respective best efforts to obtain project financing.

     Acquisition of Joint Venture Interests. Over time, differences arose among the parties to the Willow Creek Joint Venture concerning development of the Willow Creek Coal Mine, and the Company ultimately determined that it would be in its best interests to acquire a controlling interest in the mine. In January 8, 2001, the Company purchased a one-third interest in the Willow Creek Joint Venture from BC Rail for $3.9 million, thus increasing its ownership to 66.67%. On March 10, 2003, Falls Mountain, and Mitsui Matsushima entered into an agreement providing the Company with the right to acquire Mitsui Matsushima’s 33 1/3% interest in the Willow Creek Joint Venture. The agreement originally provided for a single cash payment of $6.0 million prior to December 10, 2003, and was subsequently amended to allow the purchase to be paid in installments. The Company paid $2.0 million in cash to Mitsui Matsushima, and made a further $4.0 million of principal repayments between June 30, 2004 and June 30, 2005. On January 6, 2004, the Company consummated the transaction and paid $2.0 million in cash and issued a $4.0 million note payable to Mitsui Matsushima. The final installment on this note was paid in June 2005. Falls Mountain now owns 100% of the Willow Creek Coal Mine. The Company financed the initial $2.0 million payment with proceeds from the exercise of outstanding warrants and a private placement of 8,000,000 units of $0.20 per unit.
     In March 2003, Falls Mountain applied for further coal licenses adjacent to the current Willow Creek Coal Properties area to acquire the coal rights to a further 2,930 hectares. The application was granted in April 2004. The Willow Creek Coal Properties now includes one coal lease, comprising twenty-one of the original coal licenses, and twenty-two coal licenses, covering a total area of 12,595 hectares.
     Marubeni Agreement. In order to facilitate the marketing of its coal and to provide additional financing for working capital and capital expenditures associated with mine development, the Company entered into two agreements with Marubeni Corporation, a Japanese trading company (“Marubeni”), in May 2004. Under the terms of the Willow Creek Marketing Agency Agreement (the “Agency Agreement”), Marubeni was appointed to serve as the Company’s exclusive agent for sales of Willow Creek Coal Mine coal to the Japanese, Korean and Taiwanese markets. In addition, under the terms of the Coal Purchase and Financing Agreement (the “Financing Agreement”) Marubeni agreed to purchase 600,000 tonnes of coal from the company during the two years subsequent to the date of the agreement, and also agreed to provide the Company with a US$7.6 million (approximately $10.0 million) credit facility. At March 31, 2005, the current balance owing to Marubeni under the terms of the credit facility was $8.494 million. On September 19, 2005, the entire remaining balance owing to Marubeni of approximately US$5.31 million (including a financing fee of US$36,500 and accrued interest to date) was repaid as part of the Company’s overall refinancing with the addition of a $20.0 million credit facility with Royal Bank, secured on the Company’s inventory and receivables.
     The credit facility was secured by an interest in the Company’s assets and the Company had agreed to pay interest on the outstanding principal balance of the loan at a rate of 4.0% over the London Interbank Offered Rate. In addition, the Financing Agreement provided that the principal balance would be repaid with some of the proceeds from coal sales the Company makes through Marubeni according to the following schedule:

Tonnage sold through Marubeni	Principal Repayment per Tonne		Total Principal Reduction
First 400,000 tonnes	US$	8.50	US$	3,400,000
Next 200,000 tonnes	US$	21.00	US$	4,200,000
Total debt to be repaid			US$	7,600,000
     According to the terms of the Financing Agreement, the Company was to repay the outstanding amount due under the credit facility, if not already repaid according to the terms described above, by March 31, 2006. The Company had the right, at its option, to pay off the Marubeni credit facility, in whole or in part at any time and from time to time, without bonus or penalty. This early repayment to Marubeni does not effect the agreement by Marubeni to purchase 600,000 tonnes of coal as per the Financing Agreement, nor does it effect the continuance of terms of the Agency Agreement for Willow Creek coal sales to Japanese, Korean and Taiwanese markets.
     Principal Capital Expenditures. In addition to the acquisition of interests in the Willow Creek Coal Mine and adjacent properties described in the preceding paragraphs, the Company’s principal capital expenditures during the three most recent fiscal years have focused on bringing the Willow Creek Coal Mine into production, and to enhancing its capacity. Areas of specific emphasis have included mine design, mine development planning, reserve delineation, development of production cost models and estimates, and construction of mine facilities. Since April 1, 2002 to March 31, 2005, the Company has made capital expenditures of $25.548 million. Currently, the Company has a number of capital projects in progress. The Company continues to engage in exploration and development activities at its properties, and expects to incur significant additional expenditures in connection with those activities.
     The Company estimates it will require approximately $19.0 million for its capital plans for the coming year, which include the completion of Phase III of the infrastructure at Willow Creek, and the initiation of a drilling program to further develop reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine. The Company has completed the commissioning of the majority of the equipment constructed and installed at the Willow Creek Coal Mine as part of Phase I and II mine development. Phase III, consisting principally of a coal preparation plant that is required for coal seams planned to be mined later this calendar year, began in April 2005 and is targeted for completion in the autumn of 2005. With respect to its other properties, the Company is focusing its development efforts on Pine Pass initially as it believes that this deposit has the greatest potential to expand the currently identified reserves and bring a mine into production on a fast track basis. The Company is also collecting background environmental data to allow the Company to develop an Environmental Assessment as quickly as possible should drilling results provide evidence of an economically feasible reserve. In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which also lie less than 12 kilometers by road from Pine Valley’s coal processing and rail loading facilities. The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.
     The Company has not made any significant divestitures during the last three fiscal years.
     The Company first realized revenues from the sale of its coal during fiscal 2005. Accordingly, it has relied upon debt and equity financing in order to fund exploration and development programs and its other capital expenditures. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources”.
B. Business overview.
     The Company is engaged in prospecting, acquiring, developing and mining mineral resource properties. It owns and operates the Willow Creek Coal Mine, a producing, open-pit metallurgical coal mine located near Chetwynd, British Columbia, Canada. In addition to the Willow Creek Coal Mine, the Company has interests in certain adjacent or nearby coal properties. These properties, known as Pine Pass, Crassier Creek, Falling Creek and Fisher Creek, are sometimes referred to collectively with the Willow Creek Coal Mine as the “Willow Creek Properties.” The Company also owns an interest in the Indin Lake gold property located in Canada’s Northwest Territories. Substantially all of the Company’s exploration and development activities in recent years have focused on the Willow Creek Coal Mine and adjacent properties. The Company concluded that the Indin Lake gold property should be written down in the March 31, 2003 financial statements to nil value due to the extended period of time since any active exploration work has been undertaken, the difficulty advancing the property at current gold prices and the limited likelihood that the Company will realize any significant value from the property in the near future.
     Products. The Company’s Willow Creek Coal Mine currently produces pulverized coal injection, or PCI. Production of coking coal is anticipated later upon the completion of the coal preparation plant being constructed as part of Phase III of the Willow Creek Project. PCI and coking coal products are important components in the steel manufacturing process. PCI coal is used for its heat value and is not typically a coking coal, although it is also used in steel manufacturing. Metallurgical coal is generally higher in carbon content and calorific value and has lower moisture content than the “thermal coal” that is used by electric utilities and industrial users to produce electricity, steam and heat. Metallurgical coal is typically sold at higher prices than thermal coal due to its special characteristics. Thermal coal is found in many parts of the world. Metallurgical coal is less abundant and is produced primarily in Australia, Canada and the United States.
     Customers and Markets. The primary markets for the Willow Creek Coal Mine’s PCI and coking coal are steel-producing countries in the Pacific Rim and Europe that import coal by means of seaborne vessels. Steel-producing countries in Latin America also represent potential markets for PCI and coking coal, although the Company has not sold any products to these markets.

     The Company concluded sales negotiations with steel manufacturers in Asia and Europe providing for the sale of 523,000 tonnes of its PCI product for the period September 2004 to March 31, 2005 at a weighted average price of approximately US$55 per tonne. During fiscal 2005, the Company’s the Company’s commercial coal shipments totaled approximately 290,000 tonnes of PCI product. Approximately 233,000 contracted tonnes have been carried over for deliveries in the year beginning April 1, 2005.
     The Company has concluded negotiations for 2,235,000 tonnes to be delivered to its Asian and European customer base over multi-year terms of up to five years as shown in the table below:

Contracted Coal Sales in Tonnes for the Years ended March 31,
2006	2007	2008	2009	2010	TOTAL
(JFY 2005)	(JFY 2006)	(JFY 2007)	(JFY 2008)	(JFY 2009)

735,000	550,000	550,000	200,000	200,000	2,235,000
     The Company is also continuing negotiations for delivery of coal into its other geographic markets for the balance of its planned PCI and coking coal production for the year ending March 31, 2006. With the expected growth in mining activities in British Columbia this coming year the Company has been working with its customers, rail provider, and terminal operator, to ensure adequate capacity for a smooth supply chain for its deliveries. Based on these discussions, the Company is confident that all required needs will be met to ensure sufficient service and a strong ability to secure supply of coal to its customers.
     Marubeni serves as the Company’s exclusive agent responsible for the promotion, marketing and sale of Willow Creek Coal Mine PCI and coking coal to end-users in Japan, Korea and Taiwan. Marubeni receives commissions on sales of coal to end users in those countries and to other approved purchasers. Marubeni has also committed to purchase 600,000 tonnes of the Company’s production through the end of fiscal 2006, of which 268,600 tonnes have been purchased through June 30, 2005.
     Under terms of an Agency Agreement dated April 1, 2004, Peabody Coaltrade Australia Pty Limited (“COALTRADE”) serves as the Company’s preferred agent for promotion, marketing and sale of the Company’s metallurgical coal products in Europe, Mexico and the United States of America. COALTRADE receives commissions on sales of coal to steel mills in these countries.
     Sales to nine customers accounted for all of the Company’s net sales during fiscal 2005 (See Note 14 of Notes to Consolidated Financial Statements). Customers representing more than 10.0% of the total net sales volume for the 2005 fiscal year were POSCO (24.1%), Arcelor (23.0%), Corus UK Ltd. (20.2%) and JFE Steel Corporation (11.7%). Although the Company expects that the relative percentage of net sales to each of its customers will change each year, it expects that, in the foreseeable future, it will be dependent on a small number major customers during each fiscal year. The loss of any one of these major customers could have a material adverse effect on the Company’s business, results of operations and financial condition.

     Revenues from customers can be attributed to the following countries:

	Years ended March 31,
	2005	2004	2003
Japan	$4,268,000	—	—
Korea	$4,822,000	—	—
France	$5,258,000	—	—
Italy	$1,413,000	—	—
United Kingdom	$3,914,000	—	—

TOTAL	$19,675,000	—	—

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
     Location and Infrastructure of The Willow Creek Coal Mine. The Willow Creek Coal Mine is located approximately 45 km west of Chetwynd, British Columbia and is accessible via the John Hart Highway (Highway 97) which is an all-weather paved two-lane highway. A rail siding with a 104 car capacity is located immediately adjacent to the mine, which provides ready access to rail transportation. Canadian National Railway lines provide access to shipping via Ridley Terminals in Prince Rupert, British Columbia and Neptune Bulk Terminals (Canada) Ltd. and Roberts Bank Terminals in North Vancouver, British Columbia. The following map illustrates the mine’s location and infrastructure:

Ash	8.0%
Volatiles	16.0%
Sulphur	0.6%
Calorific Value	7,750	kcal/kg
Much of the Company’s coal handling infrastructure was put in place during fiscal 2005. The coal reclaim system and rail load-out facility and the coal crusher and stockpiling system were completed and commissioned in February 2005 (temporary facilities provided by the mining contractor were used prior to that time). The Company began construction of a coal preparation plant in April 2005. The Company can produce approximately 1.0 million tonnes of PCI coal without the coal preparation plant and related facilities. Completion of the coal preparation facility will allow the Company to wash run-of-mine coal and prepare the primary metallurgical coking coal and PCI coal products from all coal seams. The plant is estimated to have an annual feed capacity of approximately 3.0 million tonnes, and construction of the plant is expected to be completed by autumn of 2005. The Company expects that, upon completion and commissioning of the plant and related facilities, and subject to provincial government approval to amend its mining permit, the Willow Creek Coal Mine will be able to produce at an annual capacity of 2.2 million tonnes.
     Coal Transportation. Processed coal is conveyed to adjacent stockpiling facilities for storage and load-out to railcars. A rail siding with a capacity of 104 cars is located adjacent to the Company’s crushing and stockpiling facility. The load-out facilities are set up to load and weigh unit trains (each train carrying up to 9,500 tonnes). A spray system coats the top of each railcar with a dust inhibitor to minimize the escape of coal dust during transportation. The Willow Creek Coal Mine is serviced by a single rail carrier. Coal is loaded into seagoing vessels at Neptune Terminals, in North Vancouver, British Columbia. Rail service is provided pursuant to an agreement expiring in June 2009 with prices tied to tonnage levels. The contract with the rail provider does make provision for price adjustments relating to fuel surcharges and accordingly, the continued increase in oil prices could have an adverse impact on the Company’s rail costs. Neptune Terminals provides ship-loading services for the Company under an agreement expiring June 30, 2009.
     The Company’s results of operations for the fourth quarter of fiscal 2005 were adversely affected by difficulties with rail service from the Willow Creek Coal Mine to the port in North Vancouver, due to capacity problems experienced by the rail service provider. These problems hampered efforts to deliver coal to the port for shipment to customers, and led the Company to decide not to actively seek additional sales during the period due to concerns about rail service. Since the year end, the Company has continued to hold ongoing discussions with the rail service provider regarding its ability to meet the Company’s shipping forecasts. The railway has advised that its ongoing operating plan will be sufficient to meet the Company’s railing needs, and the Company experienced improved service from its rail carrier during the Summer months. The Company continues to communicate actively with the rail provider to ensure that adequate service levels are achieved (and maintained) during and beyond the upcoming months as production levels are set to increase with the completion of the coal preparation plant. Problems in rail service could adversely affect the Company’s results of operations and financial condition during future periods.
     Permitting Requirements. In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the federal government. The process to obtain these permits involves disclosure of the project to the applicable authorities. If the proposed project development is of sufficient size and impact, an Environmental Impact Assessment (‘‘EIA’’) detailing the proposed components are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. The proponent must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulators will either approve the project, request modifications to the project and approve it as modified, or reject the project. Once approved the required permits are issued.

     The Company has the necessary mining permits to operate the Willow Creek Coal Mine to an annual production level of 0.9 million tonnes. A permit amendment application has been filed with the provincial government regulators requesting an increase in the permitted production level to approximately 2.2 million tonnes per year, which increase will accommodate the forecasted production increases. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received.
     Exploration and Development Activities at Pine Pass. In addition to the activities at the Willow Creek Coal Mine, the Company has advanced its exploration program with the commencement of a drilling program at Pine Pass. Three drilling rigs are currently in service in this area. Drilling will provide information regarding structural geology, coal quality and waste rock geotechnical and geochemical parameters. The Company is collecting background environmental data to allow the Company to develop an EIA as quickly as possible should drilling results provide evidence of an economically feasible reserve. In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which also lie less than 12 kilometers by road from the Willow Creek Coal Mine’s coal processing and rail loading facilities. The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.
C. Organizational structure.
     The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Jurisdiction	Ownership
Falls Mountain Coal Inc.	British Columbia	100.0%
Pine Valley Coal Pty Limited	Victoria, Australia	100.0
Globaltex Gold Mining Corporation	British Columbia	100.0
Pine Valley Mining Corporation is the parent company for the above subsidiaries and owns the interest in the Indin Lake gold property. Falls Mountain Coal Inc. is the operating subsidiary through which the Company operates the Willow Creek Coal Mine and conducts exploration and development activities with respect to its other coal properties. Pine Valley Coal Pty. Limited is an inactive subsidiary that is currently in liquidation. Globaltex Gold Mining Corporation is a dormant subsidiary that holds no assets and carries out no operations.
D. Property, plant and equipment.
     Willow Creek Properties Description. The Willow Creek Properties are 265 km northeast of Prince George and 45 km west of Chetwynd, B.C. Access to the area is via the John Hart Highway (Highway 97), which is an all-weather paved two-lane highway connecting the Peace River District with the city of Prince George. At the Willow Creek Coal Mine, the highway lies along the north bank of the Pine River; secondary and tertiary roads provide access to most parts of the Willow Creek Coal Mine project area. A bridge provides access across the Pine River from the highway to the plant site, which is adjacent to the mining areas on the coal deposit. Access roads within the Willow Creek Coal Mine mining area have been upgraded for use as haulage roads and an overpass constructed above the rail siding.
     Pine Pass is a transportation corridor within which lie the John Hart Highway and the railway main line (from Prince George to the Peace River District), which crosses the Willow Creek Coal Mine along the south side of the Pine River adjacent to the plant site and clean coal storage areas. The railway provides direct rail access to two ports — Vancouver, BC, and the Ridley Island coal port at Prince Rupert, BC. The Peace River District is serviced by scheduled airline flights to the cities of Dawson Creek, Fort St. John and Prince George, which are 148 km, 203 km and 265 km respectively from the Willow Creek Coal Mine. Power lines have been constructed from existing services to the Willow Creek Coal Mine, a distance of approximately 22km.
     The Willow Creek Properties are in the Rocky Mountain Inner Foothills physiographical region, and have relatively low, rounded, northwest-trending ridges and valleys. They are dissected by the 1.5 km wide Pine River Valley. Elevations range from 630 m to 1,300 m. The forest consists of jackpine and minor spruce with little underbrush except in wet areas adjacent to creeks and seepages. The climate is northern temperate with temperatures ranging from a maximum of 320C to a minimum of -480C. The mean total annual precipitation in the region is 425 mm.
     The Willow Creek Properties currently consists of coal tenures encompassing 12,595 hectares including a coal lease (#15, tenure number 389294 in map reference 93O) and twenty two coal licenses as listed below:

Coal License No.	Land District	Map Reference	Block	Units
327314	Peace River	93O/9	B	49,50,59,60
327316	Peace River	93O/9	C	63,64,73,74
327318	Peace River	93O/9	C	83,84,93,9
327320	Peace River	93O/9	C	41,42,51,52
327321	Peace River	93O/9	C	61,62,71,72
347215	Peace River	93O/9	B	29,30,39,40
347216	Peace River	93O/9	B	27,28,37,38
347217	Peace River	93O/9	B	7,8,17,18
347218	Peace River	93O/9	B	5,6,15,16
327312	Peace River	93O/9	F	27,28,37,38
327313	Peace River	93O/9	F	29,30,39,40
347214	Peace River	93O/9	L	1,2,11,12
409343	Peace River	93O/9	F	7,8,17,18
409344	Peace River	93O/9	F	9,10,19,20
409345	Peace River	93O/9	F	25,26,35,36
409346	Peace River	93O/9	F	47,48,57,58
409347	Peace River	93O/9	F	49,50,59,60
409348	Peace River	93O/9	F	67,68,77,78
409349	Peace River	93O/9	F	69,70,79,80
409350	Peace River	93O/9	F	85,86,95,96
409351	Peace River	93O/9	F	87,88,97,98
409352	Peace River	93O/9	F	5,6,15,16

Feasibility Studies and Reserve Data. In 1996, Norwest Corporation (“Norwest”) was commissioned to prepare a bankable feasibility study for an open pit mine at Willow Creek. The study was completed in July 1997 for use by the Willow Creek Joint Venture participants pursuant to the Joint Venture Agreement entered into on February 16, 1996 by and among the Company, Falls Mountain, Mitsui Matsushima and BC Rail. See “Item 4—Information on the Company” for more information about the Willow Creek Joint Venture . Subsequently, additional mine design was done by Norwest which resulted in a further report in February 1998. A detailed feasibility study was completed on January 14, 1999 by Norwest, Cochrane PBK Engineering, Piteau Associates and Agra Earth & Environmental.
     An update of the 1999 feasibility study focused on updating the costs and revenues to 2002 was completed by Norwest in September 2002. In 2001 and early 2002 a trial cargo shipment was completed by mining approximately 84,000 tonnes, which was shipped and sold to a leading Japanese steel maker. The mining occurred within the mine development area. The study has been further updated by Norwest Corporation per a report dated July 28, 2005.
     In 2003 the Company studied a series of initiatives designed to lower capital and operating costs to improve the mine economics.
     The coal measures of current interest on the Willow Creek Properties belong to the lower Cretaceous Gething Formation. Although the Gething is known to be coal bearing, the Willow Creek Coal Mine is the first to exploit its coal on a major scale. The Willow Creek geology is typical of other Western Canadian mountain coal mines, characterized by folding and faulting in a moderately to steeply dipping multi-seam deposit.
     The mine plan considers eight seams for mining; four seams to be blended for a metallurgical coking product, and four seams to be blended for a low-volatile product for pulverized coal injection (PCI). The economic seams vary in true thickness from the minimum mining thickness of 1m to in excess of 7m (combined coal and parting, with in excess of 5m of coal), with an aggregate true thickness of 20m over the total mining section. The majority of the tonnage is the PCI product.
SUMMARY OF SURFACE RESERVES

		Tonnes (Millions)		Strip Ratio
Area	Category	Assigned(1):	Unassigned(2):	(BCM(3): tonne coal)
Willow Creek (North and Central only) (5)	Measured and Indicated(4)	6.6	8.6	3.6:1

Pine Pass (6)	Measured and Indicated(4)		9.5	10.15:1

(1)	Assigned reserves refer to coal production which is developed or produced from past capital expenditures. These expenditures include developing and commissioning operating mines, purchasing mining equipment and constructing plant facilities. Assigned reserves also include all coal which has been leased by the Company to others.

(2)	Unassigned reserves, which have been measured and indicated, represent coal which has not been committed, and which would require new capital expenditures on development and commissioning of mines, purchasing mining equipment or constructing plant facilities before operations could begin on the property.

(3)	BCM is bank cubic metre of waste rock.

(4)	The measured and indicated reserves were calculated by Norwest Corporation in accordance with the requirements of Canadian National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21.

(5)	Phase III of the infrastructure of the Willow Creek Coal Mine is targeted for completion in the autumn of 2005. Please see “Item 4.A. — Information on the Company — History and Development of the Company” for more information.

(6)	The Company has advanced its exploration program with the commencement of a drilling program at Pine Pass. Please see “Item 4.B. — Information on the Company — Business Overview” for more information. The Company has not made any other significant expenditures in connection with mining activities at Pine Pass.
     Environmental matters. The Company’s operations are all in Canada and are subject to environmental regulations including, but not limited to, those under the Mines Act, the Environmental Assessment Act, the Mine Development Assessment Act, the Land Act, the Forest Act, the Water Act, the Fisheries Act, the Environmental Management Act, the Coal Act and the Health Act. In addition, the Company’s mine permit contains environmental reporting requirements. The Company has established processes to enable it to file the required reports with regulators and also works closely with government regulators to ensure that it is fulfilling its environmental monitoring and reporting requirements. The Company retains independent environmental consultants to provide advice and monitor the effectiveness of the Company’s environmental management systems.
     Vancouver office space. The Company’s executive offices are located in leased office space in Vancouver, British Columbia. The office area is approximately 1,700 square feet and the Company believes that this is adequate for the operation of its business for the foreseeable future due to the limited number of full-time employees located in the Vancouver office.
Item 5. Operating and Financial Review and Prospects.
A. Operating results.
The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended March 31, 2005, 2004, and 2003, and related notes thereto, and with the selected data set forth. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described below under “Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles,” and in Note 17 to the audited consolidated financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the U.S. Unless otherwise indicated, all currency is reported in Canadian dollars.
Overview

SUMMARY — Presented in accordance with Canadian GAAP
(Thousands of dollars, except per unit amounts)	2005	2004	2003
Statement of operations
Revenues	$19,675	$—	$—
Net Loss	$(453)	$(1,113)	$(3,458)
Basic and diluted loss per share	(0.01)	(0.03)	(0.12)

Volumes and Prices – Non GAAP production statistics (unaudited)
Coal production (thousands of tonnes)	377	—	—
Coal sales (thousands of tonnes)	290	—	—
Average US $ coal sales price (per tonne)	55	—	—
Average CDN$ coal sales price (per tonne)	68	—	—

The Company began commercial operations at its Willow Creek Coal Mine during the year ended March 31, 2005. Coal mining commenced in August 2004 and coal shipments to customers have been made since September 2004. The decision to develop the Willow Creek Coal Mine was in response to increasing coal prices and strong demand for low volatile metallurgical coal that emerged in early 2004.
Significant highlights during the year ended March 31, 2005 were:
•	additional financing raised by the Company;
•	design and construction of mine-site coal handling facilities; and
•	commencement of operations and sales.
Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2004
Revenue
     For the period to March 31, 2005, the Company entered into agreements to sell 523,000 tonnes of its PCI product at a weighted average price of approximately US$55 per tonne. These contracts were with customers representing the leading steel producers in Asia and Europe. All of the Company’s current contracted sales are for export.
     Actual sales for the year ended March 31, 2005 were $19.675 million representing 290,000 tonnes of product. The realized average sales price for the year was $68 per tonne (US$55). The remaining 233,000 contracted tonnes have been carried over for delivery to customers in the fiscal year beginning April 1, 2005. The shortfall in tonnage sold under contract was due to rail service delays, particularly through January to March and later than planned completion of the Willow Creek processing plant as a result of adverse weather conditions and the later than scheduled acquisition of certain critical equipment. No coal sales were realized for the year ended March 31, 2004 as the Company had not commenced commercial operations at the Willow Creek Coal Mine at that date.
     For the fiscal year ending March 31, 2006, the Company has contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. In addition, the Company has contracted to deliver an additional 1,500,000 tonnes to its Asian customer base over multi-year terms up to five years. This contracted tonnage is in addition to the 735,000 tonnes for the year ended March 31, 2006, and is subject to annual price negotiations, which is customary and a normal practice in the industry.
Cost of Operations

Non GAAP production statistics (unaudited)	2005		2004	2003
Coal sales (tonnes)	290,000		Nil	Nil
Coal production (tonnes)	371,000		Nil	Nil

	($’000s	)	($ ’000s )	($ ’000s )
Mining and transportation costs	$16,239		$—	$—
Less: Selling costs included in mining and transportation	(826)		—	—
Mining, transportation and port receiving costs	$15,413		$—	$—

Mining, transportation and port receiving cost of product sold (dollars per tonne)	$53.21		$—	$—

Major components of the Company’s cost of operations are as follows:
•	Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•	Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•	Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•	Administrative costs related to the maintenance and operation of offices and plant facilities, respectively, at the Willow Creek Coal Mine site.

•	Depletion costs included in cost of operations reflect the expensing of the initial deferred development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.
     The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cost per tonne for product sold in the year relating to direct costs for mining, processing, transport and port receiving charges was $53.21. To facilitate a better understanding of this measure a reconciliation of this factor to the audited consolidated financial statements for the year ended March 31, 2005 is provided in the table above.
          Total cost of operations for the year ended March 31, 2005, was $18.111 million. In addition to the direct costs discussed above, the Company incurred a one-time demurrage charge of $0.613 million that arose in March due to its inability to rail sufficient coal to the port for a timely shipment delivery. This related to rail service delays during the January to March period.
          Selling costs for the period totaled $3.83 per tonne and administrative/amortization costs totaled a combined $3.36 per tonne. These costs include selling commissions, port charges relating to vessel loading, costs associated with coal sampling as well as costs relating to the depletion and depreciation of the mineral property and plant and equipment, respectively.
          Operating costs were higher than originally expected due to the need to mine additional overburden to develop the mine and also due to higher than expected contract mining costs.
Other Expenses
          General and administrative expenses not directly related to mining operations at the Willow Creek Coal Mine totaled $3.082 million for the year ended March 31, 2005. This represents an increase of $2.026 million or 192% from the prior year. The increase can be attributed to the significantly higher activity level directed to bringing the Willow Creek Coal Mine into production with most expense categories experiencing significant percentage increases over the prior year, as discussed in the following paragraphs.
          Salaries and stock-based compensation accounted for a $1.221 million increase compared to the prior year. The increase in compensation expense was due to the recognition of additional stock-based compensation expense of $1.026 million and the Company’s decision to enhance its management capabilities through the addition of new personnel in order to support present and anticipated growth in its operations.
          Professional fees increased by $0.455 million over the prior year. The majority of these professional services were provided by the Company’s legal counsel and were incurred as a result of the increased number of contracts and financing arrangements entered into or considered by the Company such as loan agreements with Marubeni and The Rockside Foundation, issues relating to the development of the Willow Creek Coal Mine and general consultation on corporate legal matters.
          Consulting and management fees increased $0.208 million compared to the prior year. This increase was attributable to the Company’s agreement with its former President whereby it issued common shares for the provision of management and technical services. In addition, for part of the year the Company engaged the services of an investor relations provider.
          Costs related to filing fees, transfer agent, promotion and marketing increased $0.114 million from the prior year due to increases in the Company’s investor relations activities and additional share issuances during the year.
          Interest and financing costs increased by $0.805 million over the prior year due primarily to higher levels of debt incurred to fund completion of the Willow Creek Coal Mine’s infrastructure and to begin mine operations. Accordingly, during the year the Company took on increased levels of debt, increasing from $4.0 million to $20.199 million. The Company also incurred an increase in interest and financing costs due to the note from The Rockside Foundation which bears interest at 10.0% and includes additional costs related to bonus common shares incurred as financing fees. Please see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information with respect to the note from The Rockside Foundation.
Net Loss
          As a result of the foregoing, the Company realized a consolidated net loss for the year ended March 31, 2005 of $0.453 million or $0.01 per share.
Critical Accounting Policies including Initial Adoption
          During the year ended March 31, 2005, the Company changed its status from that of an exploration stage company to one that is in production. This change in operations caused the initial adoption of a number of new accounting policies as detailed below.
Revenue recognition
          Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due. The value of the shipment is determined by use of standard draft survey results and quality testing, which is accepted by the customer as part of the shipping documentation. Invoicing and pricing terms are based on negotiated contracts with the customer and follow standard industry practices. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.
Inventory
          Inventory is valued at the lower of cost and market value. Cost is determined on the first-in, first-out basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and mine overheads.
Mineral properties, plant and equipment
(i)	Mineral property, plant and equipment

          Operating mineral properties, plant and equipment are carried at cost less depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.
          Mineral property costs are amortized on a unit-of-production method over the property’s reserves. Changes to the reserve basis are taken into account prospectively. The initial mine site feasibility study was prepared on January 14, 1999 by Norwest, Cocharane PBK Engineering, Piteau Associates and Agra Earth & Environmental and was updated by Norwest Mine Services Ltd. in September 2002 to update costs and revenues. This report indicated total recoverable coal reserves of 15,181,179 metric tonnes, with an estimated mine life of 15 years. The initial depletion base used in the current year is the value of the deferred development at March 31, 2004 which was $16,842,989. Depletion will be recognized as a cost over the life of the mine on a per tonnage charge. The depletion base will be adjusted at the end of each reporting period to reflect the full development costs as construction and development projects are completed.
          The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.
(ii)	Non-producing properties
          The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned. Costs pertaining to properties developed to production are amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned are written-off.
          The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60.0% of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.
Asset retirement obligation
          The Company has adopted CICA 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.
          The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $918,000 which has been discounted using a discount rate of 7.5% to be measured at its fair value of $653,000 on March 31, 2005. This amount represents the estimated costs to restore the site to its original use once the mining operations are complete or ceased. The size of the current site as March 31, 2005, was approximately 54.8 hectares, and the provision will be adjusted as the site is further developed or changes in restoration costs are known. The liability will be adjusted for the accretion to fair value and any changes in amount or timing of the underlying cash flows.
Stock-based compensation
          Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by Canadian GAAP. Stock-based compensation expense is calculated using the Black-Scholes option pricing model and amounts have been determined based on the following terms and assumptions:

	Years ended March 31,
	2005	2004	2003
Dividend yield	0%	0%	0%
Risk free interest rate	3.08 – 3.79%	3.97%	4.00%
Expected life	3 – 5 years	5 years	5 years
Expected volatility	86 – 117%	148%	69%
Initial Mine Start-up, Site Preparation, Waste Mining
          Mine start up costs to date includes mobilization costs for the mining contractor and the initial stripping of the mine site. The costs associated with mobilization will be amortized over 5 years. The initial removal of waste rock was included as deferred development, and is included in the depletion base.
Forward Foreign Exchange Contracts
          The Company has entered into a series of forward contracts to sell U.S. dollars. These transactions do not qualify as hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, contracts are revalued to market at the end of each reporting period with gains or losses being included in results of operations.
Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.
(a) Mineral property costs
          U.S. GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For U.S. GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003. Subsequent to that date the Company has capitalized, for U.S. GAAP purposes, acquisition and development costs as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged. During the year ended March 31, 2005, the expensing of mineral property costs for U.S. GAAP purposes in prior years has the effect of decreasing the depletion charge by $197,000 and increasing future income tax recovery as they relate to the mineral property by $4,924,000. The overall result of these changes resulted in net income for U.S. GAAP purposes of $4,668,000 ($0.08 per share – basic and diluted) compared to a net loss of $453,000 under Canadian GAAP ($0.01 loss per share – basic and diluted).
(b) Stock-based compensation
          During the year ended March 31, 2004, the Company adopted the fair valued based method of accounting under the Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, with prospective application, effective April 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective April 1, 2003, which substantially harmonizes Canadian GAAP with U.S. GAAP for the year ended March 31, 2004. There was no difference between U.S. and Canadian GAAP for the years ended March 31, 2005 and 2004 as a result of this accounting difference.
(c) Income taxes
          Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2005, 2004 and 2003.
(d) Recent accounting pronouncements
          In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations.” EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.
          On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment” (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and is assessing the effect of SFAS 123(R) on the Company’s financial statements as presented herein.
          In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.
          On March 17, 2005 the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry.” The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company’s financial statements as stripping costs are currently treated as variable production costs.
Fiscal year ended March 31, 2004 compared to fiscal year ended March 31, 2003
          The Company had a loss from operations of $1,112,932 (2003 — $3,457,839) during the year ending March 31, 2004. The Company’s loss per share was $0.03 per share. The loss for the year ended March 31, 2004 was lower than the prior year due to a large write down of the Indin Lake gold project during the year ended March 31, 2003. Other costs generally increased in the current period due to an increased level of activity directed to bringing the Willow Creek coal project towards production.
          The Company incurred Expenses and Other Items totaling $1,118,750 for the fiscal year ended March 31, 2004 compared to $561,595 for the fiscal year ended March 31, 2003. The increased expenses and other items, excluding stock based compensation, reflect the increased size of the Company’s management team.

          Below is a table comparing Expense items for the year ended March 31, 2004 and 2003 where significant changes occurred. A discussion of the changes follows the table.

	Year ended March 31, 2004	Year ended March 31, 2003
Accounting & Audit	$86,671	$39,150
Consulting and Management Fees	27,929	55,544
Fees and Assessment	97,256	24,422
Filing and Transfer agent Fees	34,676	20,171
Interest and Financing	84,488	143,957
Office	47,552	22,948
Professional Fees	104,573	78,374
Promotion & Marketing	6,978	11,898
Salaries and Stock-based Compensation	591,211	139,618
Travel	35,024	20,833
          Accounting and Audit fees increased due to costs associated with the continued increased regulatory requirements and initiating the liquidation of the Company’s inactive Australian subsidiary, Pine Valley Coal Pty. Limited.
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
          Management fees were nil during the current year, reflecting the Company’s change in structure engaging key management as employees.
          Office costs, comprised of office supplies, telephone and communications, rent and computer expenses, increased as a result of increased activity and as there was no recovery from the Willow Creek joint venture for the rent as had occurred in the previous year.
          Professional Fees, consisting of legal fees, were increased from last year as a result of the increased Company activities. The professional services provided each year were primarily by the Company’s legal counsel and related to dealings for the agreements to purchase Mitsui Matsushima’s Willow Creek Joint Venture interest, a variety of regulatory related and other legal matters.
          Promotion and Marketing decreased primarily as last year’s equivalent period included the development of a new web site and the engagement of a firm to focus on marketing for a limited period of time.
          Salaries and Stock Based Compensation were reclassified from Office to conform to the presentation adopted in the current period. The increased amounts reflected the engagement of individuals as the Company’s executives in March 2003.
B. Liquidity and Capital Resources.
          At March 31, 2005, the Company had cash of $2.2 million and a working capital deficiency of $9.9 million compared to a working capital deficiency of $3.207 million at March 31, 2004. This deficit reflects the classification of the entire $20.2 million amount of the Company’s indebtedness as a current liability as of March 31, 2005. The Company’s outstanding indebtedness consists primarily of borrowings from the Marubeni Corporation (“Marubeni”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine. Approximately $1.0 million of the Company’s indebtedness reflects debt incurred to finance its acquisition of the final one-third share of the Willow Creek Joint Venture in the prior fiscal year.
          During the year ended March 31, 2004, the Company issued a $4.0 million promissory note to Mitsui Matsushima, in payment of a portion of the purchase price for its one-third interest in the Willow Creek Joint Venture. As of March 31, 2005, $1.0 million remained outstanding under the note, which bears interest at 7.0% per annum and is secured by the Company’s assets. The remaining $1.0 million portion of the note was paid on June 30, 2005.
          In May 2004, the Company entered into a credit agreement with the Marubeni providing for a US$7.6 million credit facility, which could be drawn down on a non-revolving basis. That facility has been fully drawn down. Amounts outstanding under the Marubeni facility bear interest at LIBOR plus 4.0%, and are secured by an interest in the Company’s assets that ranks pari passu with the current security interest held by Mitsui Matsushima. As at March 31, 2005, the current balance owing to Marubeni was $8.494 million.
          The Company also entered into a Credit Facility Agreement (the “Agreement”) with Rockside for an aggregate amount up to US$7.0 million, further amended on December 22, 2004, to increase the loan to US$8.85 million. The principal is due on November 26, 2005 together with interest at an annual rate of 10.0%. Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10.0% of the initial principal amount (US$3.75 million) and 1.0% per five week period of the second tranche advanced (US$5.1 million) to a maximum of 10.0%, as long as the loan is outstanding. The loan is secured by the Company’s assets, subordinated to the security interests held by Mitsui Matsushima and Marubeni, and may be repaid at any time prior to maturity, without notice or penalty. For purposes of calculating the number of bonus common shares due to Rockside, the U.S. dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US$3.75 million principal amount. A further 30,306 common shares are to be issued to Rockside as at March 31, 2005, representing the 3.0% bonus due by the Company upon receipt of the subsequent US$5.1 million. As at the date of this Annual Report, Rockside has received 80,816 common shares representing a 8.0% bonus on the amount advanced.
          The Company also engaged in equity financings during the year ended March 31, 2005. In May 2004, it issued 3,333,334 common shares to investors in a non-brokered private placement and raised gross proceeds of approximately $3.0 million. In March 2005, the Company completed a private placement of 1,500,000 units (consisting of one share and a warrant to purchase one-half of one share exercisable at a price of $6.25 per share) and realized gross proceeds of $8.4 million. During the year ended March 31, 2005, 13,718,181 warrants and 880,000 options were exercised for total proceeds of $3.831 million. In July 2005, the Company completed a private placement of 1,250,000 common shares for gross proceeds of $5.0 million.
          In September 2005, the Company concluded negotiations with The Rockside Foundation (“Rockside”) and Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”) to restructure its existing financing arrangements. The financing is to be utilized to repay part of the existing indebtedness (Marubeni has been repaid all amounts owing in full), finance completion of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. Royal Bank is providing a $20 million operating line of credit secured upon the Company’s inventory and trade receivables, while Rockside has extended the due date on the Rockside loan by 10 weeks to February 6, 2006.
          On September 16, 2005, the Company entered into an agreement with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”) to provide a $20.0 million operating line of credit. Royal Bank’s facility is secured by all the assets of the Company with first position inventory and trade receivables. This new financing is to be utilized to repay part of the existing indebtedness (Marubeni has been repaid all amounts owing in full), finance completion of the coal preparation plant and provide additional working capital as the Company continues to increase production levels. In connection with the credit facility with Royal Bank, Rockside has agreed to, among other things, extend the due date on the Rockside loan by 10 weeks from November 29, 2004 to February 6, 2006.
          The commencement of commercial mining operations has resulted in significant amounts in accounts receivable and inventory, and it is expected that this will continue to be the case going forward. In addition, and as a result of the capital investments and other normal course of business purchases, the outstanding Goods and Services Tax receivable is $2.438 million.
          Operating activities produced a negative cash flow of $3.682 million for the year ended March 31, 2005. While income from coal operations was $1.564 million, this was offset by significant increases in accounts receivable, inventory and prepaid expenses due to the Company’s increasing demand for working capital. Financing activities provided $31.075 million for the year which included proceeds derived from the issuance of capital stock, and cash received from various loan borrowings, net of loan repayments. A substantial increase in investing activities associated with development activities at the Willow Creek Coal Mine resulted in total cash usage of $22.778 million for the year. Some of the more significant items included in this total are construction costs of $18.283 million, which includes road building and site preparation, construction of crusher, conveying systems coal handling facilities and a railway siding. Geotechnical and engineering costs were $1.876 million for the project management and design of various elements of the construction project.
          The result of these cash flows was an increase in cash of $2.145 million, after incorporating the effect of the foreign exchange rate on cash. The Company continues to monitor its cash flows closely as the Company continues to anticipate significant expenditures due to increasing the production rate, ongoing capital expenditures to achieve the increased production rate as well as to construct the coal preparation plant. Coal revenues will ultimately increase as a result of the successful conclusion of each of these activities.
          To date, while the Company has realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, or if the cost of its capital projects exceed the current estimates, it will have to continue reliance upon equity issuances and debt to fund its operations. There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.
Outlook
          We have seen the contracted coal prices rise significantly from 2004 as the market for metallurgical coal has proven to be supply constrained with the continued strong demand in the global steel industry. We expect the trend to continue in the 2005 fiscal year and into 2006. On the supply side, we expect to see new production on stream and coal producers increasing their production to near capacity. The Company will remain highly focused on increasing its own capacity and production and anticipates producing approximately 1.20 million tonnes of PCI coal and 0.35 million tonnes of coking coal in the 2005/2006 fiscal year.
          The Company has filed a permit amendment application with the British Columbia provincial government regulators requesting an increase from the currently permitted production level of 0.9 million tonnes per year to 2.2 million tonnes per year. The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area, known as the mine “footprint,” utilized in the mining process.
          The Company has concluded negotiations for 2.235 million tonnes to be delivered to its Asian and European customer base over multi-year terms of up to five years as shown in the table below:
Contracted Coal Sales in Tonnes for the Years ended March 31,

2006 (JFY 2005)	2007 (JFY 2006)	2008 (JFY 2007)	2009 (JFY 2008)	2010 (JFY 2009)	TOTAL

735,000	550,000	550,000	200,000	200,000	2,235,000

The Company is also continuing negotiations for delivery of coal into its other geographic markets for the balance of its planned PCI and coking coal production for the year ending March 31, 2006. With the expected growth in mining activities in British Columbia this coming year, the Company has been working with its customers, rail provider, and terminal operator, to ensure adequate capacity for a smooth supply chain for its deliveries. The Company is currently actively communicating with its rail provider to ensure that adequate service levels are achieved (and maintained) during and beyond the upcoming months as production levels are set to increase with the completion of the coal preparation plant.
The Company estimates it will require approximately $19.0 million for its capital plans for the coming year which include the completion of Phase III of the infrastructure at Willow Creek, and the initiation of a drill program to further develop reserves at its Pine Pass property, located approximately 12 km by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine.
The Company has completed the commissioning of the equipment constructed and installed at the Willow Creek Coal Mine as part of Phase I and II mine of the development. This infrastructure is capable of producing 2.2 million tonnes of coal per year. Phase III, consisting principally of a coal preparation plant that is required for coal seams planned to be mined later this calendar year, began in April 2005 and is targeted for initial commissioning in early October 2005. The Company expects to achieve a monthly mine production rate of approximately 180,000 tonnes upon the completion and full commissioning of Phase III.
This year, the Company plans to execute the following initiatives:
•	Complete the of infrastructure (Phase III) at the Willow Creek Coal Mine

•	Increase output from the Willow Creek Coal Mine to its full planned capacity to take advantage of a strong market demand

•	Explore its nearby mineral properties to determine the extent of coal deposits to increase reserves and develop a plan for their development to expand production

•	Continue to develop relationships with a broad customer base and diversify into new geographic markets

•	Increase the Company’s visibility by submitting an application to graduate from the TSX Venture Exchange to the Toronto Stock Exchange
C. Research and development, patents and licenses, etc.
          The Company has not engaged in significant research and development activities during the last three years.
D. Trend information.
          See “Item 5.A.—Operating and Financial Review and Prospects—Operating Results” and “Item 5.B—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for discussion of the most significant recent trends in the Company’s business since the last fiscal year.
          The Company’s mining operations are inherently subject to changing conditions that can affect levels of production and production costs at particular mines for varying lengths of time and can result in decreases in profitability. Weather conditions, equipment replacement or repair, fuel prices, fires, variations in coal seam thickness, amounts of overburden rock and other natural materials, and other geological conditions have had, and can be expected in the future to have, a significant impact on operating results. A prolonged disruption of production at the Willow Creek Coal Mine would significantly reduce the Company’s revenues and profitability. Other factors affecting the production and sale of the Company’s coal that could result in decreases in our profitability include: (i) expiration or termination of, or sales price redeterminations or suspension of deliveries under, coal supply agreements; (ii) disruption or increases in the cost of transportation services; (iii) changes in laws or regulations, including permitting requirements; (iv) litigation; (v) work stoppages or other labor difficulties; (vi) mine worker vacation schedules and related maintenance activities; and (vii) changes in coal market and general economic conditions.

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	Ended	ended	ended	ended	ended	Quarter
	March	December	September	June 30,	March	December	September	ended June
	31, 2005	31, 2004	30, 2004	2004	31, 2004	31, 2003	30, 2003	30, 2003
Total Revenues (millions)	$7.223	$9.189	$3.263	Nil	Nil	Nil	Nil	Nil
Production (tonnes)	153,922	137,575	86,469	Nil	Nil	Nil	Nil	Nil
Sales (tonnes)	97,402	146,203	46,076	Nil	Nil	Nil	Nil	Nil
Net Income (Loss) (millions)	($2.342)	$1.664	$0.756	($0.531)	($0.326)	($0.576)	($0.368)	($0.2114)
Basic and diluted net income (loss) per Share	($0.03)	$0.03	$0.01	($0.01)	($0.01)	($0.02)	($0.01)	($0.01)
          Production at the Willow Creek Coal Mine has increased on a per quarter basis in line with the expansion of operations and the completion of a coal processing plant in mid-February 2005. The Company is currently targeting a monthly production rate of 110,000 tonnes and expects to reach this output level beginning in September 2005.
          The poorer than expected results in the fourth quarter were a result of insufficient rail service, increased production costs and the Company’s decision not to actively seek additional sales during the period due to concerns about rail service. During the fourth quarter, the Company did not receive adequate rail service from the Willow Creek Coal Mine to the port in North Vancouver, due to capacity problems experienced by the rail service provider. These problems hampered efforts to deliver coal to the port for shipment to customers.
          Since the year end, the Company has continued to hold ongoing discussions with the rail service provider regarding its ability to meet the Company’s shipping forecasts. The railway has advised that their ongoing operating plan will be sufficient to meet the Company’s railing needs, and the Company has experienced improved service from its rail carrier during the Summer months. The Company continues to communicate actively with the rail provider to ensure that adequate service levels are achieved (and maintained) during and beyond the upcoming months as production levels are set to increase with the completion of the coal preparation plant. Problems in rail service could adversely affect the Company’s results of operations and financial condition during future periods.
E. Off-balance sheet arrangements.
          The Company has no off-balance-sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.

F. Tabular Disclosure of Contractual Obligations:
          The following is a schedule reflecting our aggregate financial commitments as of March 31, 2005:

	Payment due by period
	Effective March 31, 2005
Contractual
Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	20,199,000	20,199,000	—	—	—
Capital Lease Obligations	202,000	36,000	108,000	58,000	—
Operating Lease Obligation (2)	3,984,000	1,029,000	2,955,000	—	—
Purchase Obligations (3)	2,750,000	2,750,000	—	—	—
Other Long-Term Liabilities (4)	600,000	600,000	—	—	—

Total	27,735,000	24,614,000	3,063,000	58,000	—

(1)	At March 31, 2005, all of our long-term debt was classified as a current liability for financial reporting purposes. Indebtedness consisted of amounts outstanding under the Company’s note payable to Mitsui Matsushima, as well as amounts outstanding under its credit facilities with Marubeni and The Rockside Foundation. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources”, for a description of this indebtedness.

(2)	Represents rent obligations under operating leases for coal loading services, office space in Vancouver and equipment and vehicles at the Willow Creek Coal Mine Site.

(3)	The Company has initiated a drill program to further develop reserves at the Pine Pass coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

(4)	Represents amounts payable to the Estate of Orval Gillespie. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or common shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are yet to be determined. The Company is currently restricted, under the terms of its financing arrangements, from repaying these amounts. Accordingly, the Company and the Estate intend to resume discussions once these restrictions are no longer in force.

(5)	The Company has disclosed that it anticipates requiring $19.0 million for capital expenditures during the fiscal year ending March 31, 2006. These total expenditures include the $2.75 million Pine Pass drill program and other commitments entered into subsequent to the March 31, 2005 year end, including the construction of the Company’s coal preparation plant.

Item 6. Directors, Senior Management and Employees.
A. Directors and senior management.
     The shareholders determine, at each annual general meeting, the number of Directors that will make up the Company’s Board of Directors. The Directors are elected by the Company’s shareholders pursuant to the terms of the Company’s Articles and the terms of its governing legislation, the British Columbia Business Corporations Act. The executive officers are appointed by the Board of Directors and have employment or service agreements with the Company.
The following sets forth the Directors and officers of the Company at August 31, 2005 are set forth below:

Name	Age	Position
Jeffrey M. Fehn	42	Chairman of the Board of Directors
Graham Mackenzie	49	President, Chief Executive Officer and Director
Mark T. Smith(2)	51	Director
Clay E. Gillespie (1)(2)	36	Director
Gordon J. Fretwell(1)(2)	52	Director
Robert D. Armstrong(1)	48	Director
Martin Rip	31	Vice President, Finance and Chief Financial Officer
Samuel C.K. Yik	41	Vice President, Corporate Development and Commercial Operations

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
     Jeffrey M. Fehn, who has served as a Director and Chairman of the Board of Directors since August 2004, also currently serves as Chief Financial Officer of Oakwood Laboratories, LLC, a developmental stage pharmaceutical company located in Oakwood, Ohio where significant advances in the treatment of life-threatening diseases are commercially developed (“Oakwood Labs”), and for which Mark T. Smith, a Director and major shareholder of the Company, serves as President and Chief Executive Officer. Mr. Fehn was formerly Senior Vice President of Mergers & Acquisitions at KeyBank Capital Markets, Inc., where he was primarily responsible for the origination and execution of M&A and restructuring transactions for corporate clients on a national basis. Mr. Fehn held various positions over the past 16 years with KeyCorp, its affiliates, and predecessors. Prior to his tenure in the Mergers & Acquisitions Group, Mr. Fehn directed the firm’s equity private placement activities as part of the Growth Finance Group, where he provided financial advisory services related to equity capital raising for both private and publicly-traded companies.
     Graham Mackenzie, B. Engineering (Civil), has served as the President and Chief Executive Officer of the Company and as a Director since December 2003. Mr. Mackenzie previously served as Vice President in charge of the Willow Creek Coal Mine from March 2003 until his election as the Company’s President and Chief Executive Officer. Mr. Mackenzie has extensive technical and operating experience within the coal industry, including being Mine Manager of a 4.5 million tones per year capacity open pit coal mine.
     Mark T. Smith, B.A. (Harvard), MBA (Stanford), has served as a Director since March 2002. Mr. Smith is President and Chief Executive Officer of Oakwood Labs. Mr. Smith previously served as Chairman of the Board of Directors of the Company until August 2004 and, based on a review of the Schedule 13Ds filed by Mr. Smith with the Securities and Exchange Commission, is one of the Company’s largest shareholders.
     Clay E. Gillespie, B.B.A., CIM, CFP, Director since April 2002. Mr. Gillespie has been an investment counselor and financial advisor for a prominent Vancouver advisory firm for the past ten years. Mr. Gillespie holds a Bachelor of Business Administration with a specialty in Finance and is a Certified Investment Manager and a Certified Financial Planner.

     Gordon J. Fretwell, L.L.B., Director since August, 2003. Mr. Fretwell is the principal of his law corporation and acts as director on a number of other public companies.
     Robert D. Armstrong, CA, has served as a Director since July 2005. Mr. Armstrong is a Chartered Accountant and currently serves as the Vice President, Finance and Chief Financial Officer for Snack Alliance, Inc., one of Western North America’s largest private label snack food manufacturers, where he has been involved in capital raising, mergers and acquisitions, and developing and implementing the company’s growth strategy. Mr. Armstrong also has direct experience in the coal mining industry, having worked for BC Coal and Westar Mining Limited where he held senior management positions with responsibilities including capital planning and budgeting. Westar operated the Greenhills and Balmer mines which produced both metallurgical and thermal coal for the Japanese and Korean markets.
     Martin Rip, L.L.B., CA, has served as Vice President, Finance and Chief Financial Officer since February 2005. Mr. Rip is a Chartered Accountant with over eight years experience providing business advice to a variety of clients. Before joining the Company, he served as a Senior Manager in the Assurance and Business Advisory Practice at Grant Thornton LLP, focusing on the needs of public company clients. Mr. Rip was formerly with Deloitte & Touche in the United Kingdom and holds a law degree from the University of Birmingham.
     Samuel C.K. Yik, CA, has served as Vice President, Business Development and Commercial Operations since March 2005. Mr. Yik is a Chartered Accountant with over fifteen years of business experience, and joined the Company after more than ten years with Methanex Corporation where he held various management positions in areas of finance, logistics, operations, and marketing. Before Methanex, Mr.Yik worked in corporate banking with the TD Bank, and served in the Assurance Services Group at the Vancouver office of KPMG. In addition to a CA designation, he also holds a commerce degree from the University of British Columbia.
     No arrangement or understanding exists between any Director or member of senior management and any other person pursuant to which any Director or member of senior management was elected to such a position with us.
B. Compensation.
     Compensation of Directors. Effective July 2005, each newly appointed non-employee Director will receive an annual grant of options to purchase 10,000 common shares, at a price equal to the closing price on the date of grant. Such Directors will also receive an annual cash retainer of $5,000 and meeting fees of $1,000 ($500 for telephonic meetings other than those involving brief, routine updates on specific projects). Chairpersons of standing committees of the Board of Directors (such as the Audit Committee) receive additional compensation of $3,000 per year.
     The Company entered into an Executive Employment Agreement made effective August 31, 2004 with Jeffrey M. Fehn for his continuing services as an officer of the Company in consideration of an annual salary of $150,000. During the fiscal year ended March 31, 2005: (a) on September 24, 2004, Mr. Fehn was granted a Director stock option to purchase 950,000 common shares of the Company exercisable for a term of five years expiring on September 24, 2009 at a price of $2.30 per share. This option vested as to 310,000 common shares on September 24, 2004 and 80,000 common shares on each of November 30, 2004, February 28, 2005 and May 31, 2005. The remaining portion of the option will vest as to 80,000 common shares every three months thereafter. To date, this stock option has not been exercised; (b) on March 9, 2005, Mr. Fehn was granted a Director stock option to purchase 250,000 common shares of the Company exercisable for a term of five years expiring on March 9, 2010 at a price of $5.30 per share. This option vested as to 31,250 common shares on June 1, 2005 and will vest as to 31,250 common shares every three months thereafter. To date, this stock option has not been exercised.
     At various points during fiscal 2005, Gordon Fretwell exercised stock options to acquire 90,000 common shares. All of those options had an exercise price of $0.29 per share. The net aggregate value of realized upon exercise of those options was $320,800, based upon the difference between the market price of a common share and the exercise price on the dates of exercise.

     The Directors (and officers) of the Company are covered under a liability insurance policy. The policy provides coverage to an annual aggregate limit of US$10.0 million subject to a deductible payment of US$200,000 for securities claims, US$75,000 for employment practice claims and US$75,000 for all other claims. The premium cost to the Company of such insurance for the financial year ended March 31, 2005 was approximately US$200,000.
     The Company has no pension plan or other arrangement for cash or non-cash compensation to the other Directors of the Company, other than the Named Executive Officers (as defined here after), except stock options. 31,250 common shares will vest on June 1, 2005 and will vest as to 31,250 common shares every three months thereafter. To date, this stock option has not been exercised.
Compensation of Executive Officers.
     Summary Compensation Table. The following table sets forth all compensation paid in respect of the individuals who were, at March 31, 2005, the Chief Executive Officer, the former acting Chief Financial Officer and the current Chief Financial Officer of the Company (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended March 31, 2005.

	Annual		Long Term Compensation
	Compensation
				Awards			Payouts
							Long Term
Name and				Other Annual	Securities Under	Shares or Units	Incentive	All Other
Principal				Compensation	Options Granted	Subject to Resale	Plan Payouts	Compensation
Position	Year	Salary ($)	Bonus ($)	($)	(#)	Restrictions ($)	($)	($)

Graham Mackenzie	2005	$200,000	Nil	Nil	500,000	$463,332.12 (2)	Nil	$2,310,000 (3)
Chief	2004	$120,472 (1)	Nil	$38,868 (1)	Nil	$484,000 (4)	Nil	Nil
Executive Officer(4)	2003	$1,882	Nil	$494	700,000			Nil

Mark Fields	2005	$90,000	$60,000	$1,500	Nil	Nil	Nil	Nil
Former Acting	2004	$90,000	Nil	$3,000	$14,000 (5)		Nil	Nil
Chief Financial Officer(5)	2003	$90,000	Nil	$3,000	Nil

Martin Rip	2005	$12,500	$10,679	Nil	300,000	Nil	Nil	Nil
Current Chief	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Financial Officer	2003	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Amounts were converted from Australian dollars to Canadian dollars at a rate on March 31, 2004 of CDN$1.00 equals AUS$1.004.

(2)	An aggregate of 295,116 common shares were issued to Mr. Mackenzie on August 26, 2004 in settlement of outstanding debt. The closing market price of the Company’s common shares on the date of issue was $1.57 per share. The common shares issued to Mr. Mackenzie were subject to a four-month hold period that expired on December 27, 2004.

(3)	This amount represents the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s common shares on November 16, 2004, being the date the stock option was exercised.

(4)	880,000 common shares were issued to Mr. Mackenzie on April 16, 2003 pursuant to a private placement. The closing market price of the Company’s common shares on April 15, 2003, the last trading day prior to the date of issue, was $0.55 per share. The common shares issued to Mr. Mackenzie were subject to a four-month hold period that expired on August 17, 2003.

(5)	Mark Fields was the acting Chief Financial Officer of the Company until February 13, 2005. Mr. Fields then resigned as a Director, Executive Vice-President and Secretary of the Company on May 13, 2005.

(6)	An aggregate of 50,000 common shares were issued to Mr. Fields on January 6, 2004 pursuant to a private placement. The closing market price of the Company’s common shares on the date of issue was $0.28 per share. The common shares issued to Mr. Fields were subject to a four-month hold period that expired on May 7, 2004.

(7)	Martin Rip was appointed Chief Financial Officer of the Company effective February 14, 2005.
Stock Options. The following table sets forth stock options granted during the financial year ended March 31, 2005 to the Named Executive Officers:
Option Grants During the Most Recently Completed Financial Year

Individual Grants
Market Value of
		Percent of Total		Securities
		Options Granted		Underlying
	Securities Under	to Employees in	Exercise or Base	Options on the
	Options Granted	Financial	Price	Date of Grant
Name	(#)	Year(1)	($/Security)	($/Security)	Expiration Date
Martin Rip	300,000 (2)	22.5%	$5.60	$5.60	Feb. 14, 2010
Graham Mackenzie	500,000 (3)	37.5%	$5.30	$5.30	March 9, 2010

(1)	These figures were calculated as the options granted to each of Messrs. Rip and Mackenzie as compared to the total number of senior officer and employee options granted during the financial year ended March 31, 2005. Although Mr. Mackenzie is a Director of the Company and the option granted to him was in his capacity as a Director, for the purposes of this table it is being treated as an employee stock option as he is the Chief Executive Officer of the Company. The option granted to Mr. Rip was granted in his capacity as a senior officer. The total number of options granted to employees (including Mr. Mackenzie’s option above) during the financial year ended March 31, 2005 was 735,000 and the total number of options granted to senior officers (including Mr. Rip’s option above) during the financial year ended March 31, 2005 was 600,000.

(2)	This option vested as to 37,500 common shares on May 14, 2005 and will vest as to 37,500 common shares every three months thereafter.

(3)	This option vested as to 62,500 common shares on June 1, 2005 and will vest as to 62,500 common shares every three months thereafter.
     The following table sets forth details of each exercise of stock options during the financial year ended March 31, 2005 by the Named Executive Officers and the financial year end value of unexercised options on an aggregate basis:
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial
Year-End Option Values

Value of Unexercised in
	Securities		Unexercised Options at	the-Money Options at FY-
	Acquired on	Aggregate Value	FY-End (#)	End ($)
Name	Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
Graham Mackenzie	700,000	$2,300,000	500,000 (Exercisable)	Nil(1)
Mark Fields	Nil	N/A	300,000(2)
Martin Rip	Nil	N/A	300,000(3)

(1)	Based on the closing price of $4.95 for the common shares of the Company on the TSX Venture Exchange on March 31, 2005, the financial year end of the Company.

(2)	Stock option to purchase 300,000 common shares at $0.90 per share exercisable until November 13, 2005. Subsequent to the financial year end, this stock option was exercised in full.
Equity Compensation Plan Information. The following table sets out, as of the end of the Company’s financial year ended March 31, 2005, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of securities
remaining available for
	Number of securities to be	Weighted-average exercise	future issuance under
	issued upon exercise of	price of outstanding	equity compensation plans
	outstanding options,	options, warrants and	(excluding securities
Plan Category	warrants and rights (a)	rights (b)	reflected in column(a)) (c)
Equity compensation plans approved by security holders	3,070,000	$3.47	(1)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,070,000	$3.47	(1)

(1)	The Company has in place a “rolling” Amended & Restated Share Option Plan (the “Plan”) whereby the maximum number of common shares that may be reserved for issuance pursuant to the Plan will not exceed 10% of the issued common shares of the Company at the time of the stock option grant. As of June 22, 2005, 7,029,686 common shares may be reserved for issuance pursuant to the Plan.

Employment Contracts. The Company has contractual obligations under various agreements with certain current and former executive officers. These are summarized below.
     Employment Agreement with Richard Palmer. Pine Valley Coal Pty Limited (“Pine Valley Coal”) entered into a three year Executive Employment Agreement dated effective March 10, 2003 with Richard Palmer (the “Palmer Agreement”), subject to certain conditions, for his services as Managing Director of Pine Valley Coal and other duties. In addition, Mr. Palmer was appointed Chief Executive Officer and Secretary of the Company. The Palmer Agreement terminated by its own terms on December 4, 2003. Mr. Palmer resigned from his various offices with the Company and its affiliates on December 11, 2003. Pursuant to the terms of the Palmer Agreement, Pine Valley Coal: (a) paid to Mr. Palmer an annual salary of AUS$124,000; and (b) caused to be issued to Mr. Palmer 400,972 common shares in the capital of the Company at a deemed price of $0.25 per share to settle an outstanding salary obligation in the amount of $100,243 owing to Mr. Palmer on the termination of the Palmer Agreement.
     Employment Agreement with Mark Fields. The Company entered into an Employment Agreement dated effective December 9, 2002 with Mr. Fields (the “Fields Agreement”) for his continuing services as an officer of the Company in consideration of an annual salary of $90,000. In addition, up to $30,000 will be payable at the discretion of the Company’s Board of Directors as a bonus based on Mr. Fields’ overall performance as set out in the Fields Agreement. In the event that there is a change of control of the Company or Mr. Fields is terminated, demoted, or otherwise constructively dismissed, then an amount equal to $105,000 will be paid to Mr. Fields under the Fields Agreement, together with interest. The Fields Agreement terminated on May 13, 2005, the date Mr. Fields resigned as a Director and officer of the Company.
     Employment Agreement with Graham Mackenzie. The Company entered into an Employment Agreement dated effective January 1, 2004 with Mr. Mackenzie for his continuing services as an officer of the Company in consideration of an annual salary of $200,000. This agreement replaces a two year Executive Employment Agreement dated effective March 11, 2003 between Pine Valley Coal and Mr. Mackenzie for his services as Vice-President of the Willow Creek project. Pursuant to the terms of the Executive Employment Agreement, Pine Valley Coal:
     (a) paid Mr. Mackenzie an annual salary of AUS$94,000; and (b) caused to be issued to Mr. Mackenzie 295,116 common shares in the capital of the Company at a deemed price of $0.25 per share to settle an outstanding salary obligation in the amount of $73,779 owing to Mr. Mackenzie as at December 4, 2003. Executive Employment Agreement terminated by its own terms on December 4, 2003, when Mr. Mackenzie became President and Chief Executive Officer.
     Employment Agreement with Martin Rip. The Company entered into an Employment Agreement dated effective January 25, 2005 (the “Rip Agreement”) with Mr. Rip for his continuing services as an officer of the Company commencing on February 14, 2005 in consideration of an annual salary of $100,000. Within 30 days of commencing work with the Company, the Company paid Mr. Rip a one time signing bonus of $7,500. In addition, Mr. Rip was eligible for a pro rata annual bonus of up to 25% of that portion of the salary that was paid to Mr. Rip for the period from February 14, 2005 to March 31, 2005 (which bonus was paid) and is eligible for an annual bonus of up to 25% of the salary for the April 1, 2005 to March 31, 2006 fiscal year of the Company. Both the bonus paid and the potential bonus are based on Mr. Rip’s overall performance as set out in the Rip Agreement.
     The Company has also entered into an employment agreement with Jeffrey M. Fehn. This agreement is described in “Item 6.B.—Directors, Senior Management and Employees—Compensation of Directors”.
Compensation of Former Chairman
The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions regarding payments totaling $600,000, or other consideration of like value, to the former Chairman of the Board of Directors of the Company, Orval Gillespie, upon terms and arrangements that are yet to be determined. Orval Gillespie died in November 2000. Since his death, the administrators of his estate have advised the Company that they intend to continue discussions with the Company to settle this matter. The Company is currently restricted, under the terms of its financing arrangements, from repaying these amounts. Accordingly, the Company and the Estate intend to resume discussions once these restrictions are no longer in force.
C. Board practices.
     The Board of Directors is composed of six Directors, each of whom serves a one year term that expires at the Company’s annual general meeting. Information concerning the length of each Director’s service is set forth in “Item 6.A—Directors, Senior Management and Employees—Directors and Senior Management”. Except as described in “Item 6.B—Directors, Senior Management and Employees—Compensation” above, there are no service contracts with the Company or any of its subsidiaries. The Board believes this number of Directors is appropriate for the Company, in that it is small enough to facilitate effective decision-making and large enough to provide the necessary breadth of experience. The Board of Directors meets at least quarterly, or more often if circumstances warrant.
     The Board of Directors has an Audit Committee, which is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors (the “Auditors”). The Audit Committee also reviews the annual financial statements before those statements are approved by the Board of Directors. The capital and operating plans and the strategic plans for the Company are reviewed and approved annually by the Board of Directors. Subject to compliance with these plans, the Board of Directors has delegated day-to-day management responsibility to the President of the Company. Material variations from these plans require approval from the Board of Directors. Because the Board of Directors of has only six members, it is well able to assess its effectiveness as a whole and the contributions made by the individual Directors without instituting any formal process for that purpose.
     Audit Committee. As at the date hereof, the members of the Audit Committee are Clay E. Gillespie, Gordon J. Fretwell and Robert D. Armstrong (Chairman) and all are independent Directors of the Company. Each of the members of the Audit Committee is financially literate within the meaning of Section 1.5 of Multilateral Instrument 52-110 presently in effect in all provinces of Canada except British Columbia (“MI 52-110”), in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
     The Company’s Audit Committee is governed by a written charter. The functions of the Audit Committee as enumerated in its charter include:
•	Overseeing the work of the Auditors, including the resolution of disagreements between the Company’s management and the Auditors regarding financial reporting.

•	Reviewing with the Auditors and with management of the Company prior to the approval of the consolidated financial statements of the Company by the Board of Directors: (a) the annual and quarterly financial statements, including the notes thereto, to ensure that such statements present fairly the financial position of the Company and the results of its operations; (b) the appropriateness of management’s discussion and analysis of operations contained in the annual report and its consistency with the financial statements; (c) any report or opinion proposed to be rendered in connection with the financial statements; (d) any significant transactions which are not a normal part of the Company’s business; (e) the nature and substance of significant accruals, reserves and other estimates; (f) any change in accounting principles or policies; (g) all significant adjustments proposed by management or by the Auditors; and (h) the specifics of any unrecorded audit adjustments.

•	Reviewing the audit and non-audit services and related fees and expenses and determine if the independence of the Auditors or their objectivity was impaired by performing non-audit services (the Audit Committee must pre-approve all non-audit services).

•	Recommending to the Board of Directors the external audit firm to be proposed at the annual general meeting for appointment as the Auditors for the ensuing year, and the compensation for the Auditors.

•	Discussing with the Auditors their perception of the Company’s financial and accounting personnel, any material recommendations which the Auditors may have, the level of cooperation which the Auditors received during the course of their review and the adequacy of their access to records, data and other requested information.

•	Reviewing (a) the impact of proposed changes and new developments in generally accepted accounting principles and their impact on the consolidated financial statements of the Company; (b) with management and the Auditors the procedures adopted to ensure compliance with the Company’s code of business conduct; and (c) the Company’s insurance portfolio.

•	Review with management and the Auditors, the Company’s internal accounting and financial systems and controls to ensure that the Company maintains: (a) necessary books, records and accounts in reasonable detail to reflect accurately and fairly the Company’s transactions;(b) effective internal control systems; and (c) adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.
Compensation Committee. The Board of Directors also has a Compensation Committee. The Compensation Committee reviews and determines compensation for officers and Directors, as well as bonuses and other incentive programs for employees. As of July 31, 2005, the Compensation Committee was comprised of Mark T. Smith, Clay E. Gillespie and Gordon J. Fretwell.
D. Employees.
     At March 31, 2005, the Company had a total of 29 employees, of whom 6 are management employees (including two management employees on-site at the Willow Creek Coal Mine). The Company depends to a significant extent on the abilities and continued participation of its management personnel, and principally on Graham Mackenzie, its President and Chief Executive Officer, who directs the Company’s mining operations. The loss of Mr. Mackenzie or other key personnel would have a material adverse effect on the Company’s business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found.
     The Company’s mining contractor employs approximately 57 employees at the Willow Creek Coal Mine as of June 30, 2005. The Company’s mining operations require individuals with a high degree of technical or professional skills, such as engineers, trades people and equipment operators. Our operations compete with those of other coal mines, as well as other local industries, such as oil and gas or forest products businesses, for these skilled workers. Demand for skilled personnel in the coal mining industry has increased in recent years. In the future, if we are unable to find an adequate supply of skilled workers, a decrease in productivity or an increase in costs will result which would have an adverse effect on our results of operations and our financial condition.
E. Share ownership
     The following table sets forth information regarding the share ownership in held by the Directors and senior management and options granted to them on the Company’s common shares as of August 31, 2005:

Name	No. of Common Shares		Percentage of Class(1)

Graham Mackenzie	1,655,116		2.31%
Mark T. Smith	12,756,551	(2)	17.81%
Clay E. Gillespie	199,000		*
Gordon J. Fretwell	20,000		*
Jeffrey M. Fehn	—		*

Total:	14,630,667		20.43%

*	Less than one percent

(1)	Based on 71,617,572 common shares outstanding as of August 31, 2005.

(2)	Common shares reported as being beneficially owned by Mr. Smith include an additional 6,125,690 shares owned by the R. Templeton Smith Foundation, Cleveland, Ohio, U.S.A, a private charitable foundation for which Mr. Smith serves a trustee. Mr. Smith does not have a pecuniary interest in the common shares owned by the R. Templeton Smith Foundation and disclaims beneficial ownership of such shares.
     At August 31, 2005, the Directors and officers of the Company owned the following options to purchase the Company’s common shares:

	Number of Common
Name/Title	Shares	Exercise Price	Expiration Date
Jeffrey M. Fehn,	950,000	$2.30	September 24, 2009
Chairman of the Board	250,000	$5.30	March 9, 2010
Graham Mackenzie, President and Chief Executive Officer	500,000	$5.30	March 9, 2010
Martin Rip, Vice President, Finance and Chief Financial Officer	300,000	$5.60	March 9, 2010
Samuel C.K. Yik, Vice President, Corporate Development and Commercial Operations	300,000	$5.31	March 17, 2010
Mark T. Smith, Director	150,000	$0.90	April 28, 2007
Clay Gillespie, Director	100,000	$0.90	April 28, 2007
Robert Armstrong, Director	10,000	$4.22	August 24, 2010
As at the date hereof, officers and Directors, as a group, own options entitling them to purchase a total of 2,560,000 common shares of the Company.
     Stock Option Plan. On July 14, 2004, the Company established a Share Option Plan (the “Plan”) for the benefit of Directors, officers, employees and consultants of the Company and of its subsidiaries in order to conform to the applicable rules and policies of the TSX Venture Exchange, which Plan was initially accepted by the TSX-V on July 25, 2003 and approved by the shareholders of the Company on August 12, 2003. The TSX Venture Exchange’s policy requires that such Plans be approved by shareholders annually, at the Company’s annual general meeting. Continuation of the Plan will be subject to the approval of the shareholders of the Company at the 2005 annual general meeting and review and acceptance by the TSX-V.
The principal features of the Plan are as follows:
•	The maximum number of common shares issuable pursuant to the Plan (including all options that were outstanding when the Plan was adopted) shall not exceed 10% of the issued common shares of the Company at the time of the stock option grant.

•	The maximum number of common shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding common shares of the Company

(on a non-diluted basis) at the time of grant (in the case of a consultant, as defined by the TSX Venture Exchange’s policies, the annual maximum is 2%).

•	In the case where the holder of an option is engaged in investor relations activities (as defined by the TSX Venture Exchange’s policies) for the Company or one of its subsidiaries, the total number of common shares under option may not exceed 2% of the total of the issued and outstanding common shares of the Company (on a non-diluted basis) at the time of grant.

•	The options granted will have a maximum term of 10 years from the date of grant.

•	The option is non-assignable and non-transferable.

•	If an optionee ceases to be employed by the Company (other than as a result of termination with cause) ceases to act as a Director or officer of the Company or a subsidiary of the Company, or ceases to provide investor relations services to the Company, any option held by such optionee may be exercised within 30 days after the date such optionee ceases to be employed by the Company ceases to act as a Director or officer, as the case may be, or ceases to be employed to provide investor relations activities.

•	In the event of the death of an optionee, the optionee’s heirs or administrators may exercise any portion of the outstanding option up to a period of one year from the date of the optionee’s death or the termination date of the option, whichever is earlier.

•	Any common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan.
Item 7. Majority Shareholders and Related Party Transactions.
A.	Major shareholders.
          The following table sets forth information regarding the share ownership in the Company as of August 31, 2005 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

	Number of
Name of Owner	Common Shares	Percentage

Mark T. Smith (1)	12,756,551	17.81%
The R. Templeton Smith Foundation (2)	6,125,690	8.55%
The Rockside Foundation (3)	13,516,617	18.87%
Sprott Asset Management Inc. (4)	4,640,368	6.48%

(1) Based upon information contained in the most recent amendment to the Schedule 13D filed by Mark T. Smith with the SEC on March 24, 2005. Mr. Smith’s Schedule 13D includes 6,125,690 common shares beneficially owned by The R. Templeton Smith Foundation, a charitable foundation for which Mr. Smith serves as one of seven trustees. Mr. Smith does not have a pecuniary interest in the common shares held by The R. Templeton Smith Foundation and disclaims beneficial ownership of such shares. Amounts reported as being beneficially owned by Mr. Smith include 150,000 common shares that may be acquired upon exercise of immediately exercisable options.
(2) Based upon information contained in the most recent amendment to the Schedule 13D filed by The R. Templeton Smith Foundation with the SEC on March 24, 2005.
(3) Based upon information contained in the Schedule 13D filed by The Rockside Foundation with the SEC on September 24, 2004. Mr. Smith formerly served as a trustee of The Rockside Foundation.
(4) Based upon information contained in the Schedule 13G filed by Sprott Asset Management Inc. with the SEC on May 11, 2005.

Unless otherwise provided, based on information contained in each of the Schedule 13D, Schedule 13G and any amendments to the initial documents thereto filed by each of the major shareholders, respectively, there have not been any significant changes in the ownership of common shares held by the major shareholders during the past three years except as follows:
(1)	Mark T. Smith:

During the period commencing April 12, 2004 and ending November 15, 2004, Mr. Smith exercised warrants to purchase 1,847,560 increasing his ownership percentage in the Company to approximately 33% (based on 65,587,122 common shares issued and outstanding as reported in Amendment No. 1 to the Schedule 13D filed by Mr. Smith with the SEC on November 22, 2004.)

On March 22, 2005, Mr. Smith sold 2,250,000 common shares of the Company decreasing his ownership in the Company to approximately 28% (based on 68,886,858 common shares issued and outstanding as reported in Amendment No. 3 to the Schedule 13D filed by Mr. Smith with the SEC on March 24, 2005.)

As previously discussed, the common share ownership information disclosed pursuant to Mr. Smith’s Schedule 13D and subsequent amendments thereto includes 6,125,690 common shares beneficially owned by The R. Templeton Smith Foundation, a charitable foundation for which Mr. Smith serves as one of seven trustees. Mr. Smith does not have a pecuniary interest in the common shares held by the R. Templeton Smith Foundation and disclaims beneficial ownership of such shares. Additionally, amounts reported as being beneficially owned by Mr. Smith include 150,000 common shares that may be acquired upon exercise of immediately exercisable options.

(2)	The R. Templeton Smith Foundation:

During the period commencing January 13, 2004 and ending November 15, 2004, pursuant to a private placement of common shares and warrants, The R. Templeton Smith Foundation acquired 4,232,833 common shares increasing its ownership percentage in the Company to 9.7% (based on 65,437,122 common shares issued and outstanding as reported in the Schedule 13D filed by The R. Templeton Smith Foundation with the SEC on November 24, 2004.)

On March 22, 2005, The R. Templeton Smith Foundation sold 250,000 common shares of the Company decreasing its ownership in the Company to 8.9% (based on 68,886,858 common shares issued and outstanding as reported in the Schedule 13D filed by The R. Templeton Smith Foundation with the SEC on March 24, 2005.

(3)	The Rockside Foundation:

During the period commencing January 6, 2004 and ending September 8, 2004, pursuant to a private placement of common shares and warrants, The Rockside Foundation acquired 8,000,000 common shares increasing its ownership percentage in the Company to approximately 26% (based on 52,283,034 common shares issued and outstanding as reported in the Schedule 13D filed by The Rockside Foundation with the SEC on September 9, 2004.)

(4)	Sprott Asset Management Inc.:

On March 22, 2005, Sprott Asset Management Inc. acquired 1,500,000 common shares from the Company pursuant to an underwritten equity financing and purchased an additional 2,250,000 and 250,000 common shares from Mark Smith and The R. Templeton Smith Foundation, respectively. The number of common shares acquired by Sprott Asset Management Inc. on March 22, 2005 represented approximately 5.4% of the ownership interest in the Company (based on 68,886,858 common shares issued and outstanding as reported in each of the Schedule 13Ds filed by each of The R. Templeton Smith Foundation and Mark Smith, respectively with the SEC on Mach 24, 2005).

          As of August 31, 2005, approximately 50.16%, or 35,925,116 of our outstanding common shares were held in the United States by 109 holders registered on the books of our transfer agent.
          By virtue of his ownership position in the Company and the substantial holdings of The R. Templeton Smith Foundation, Mark T. Smith may be regarded as directly or indirectly controlling the Company. Information concerning Mr. Smith’s holdings is set forth in the table above.
          To the best of our knowledge and other than as disclosed in this Annual Report, the Company is not directly or indirectly controlled or owned by any other corporation, foreign government or any other natural or legal person and it is not subject to any arrangements the operation of which may at a subsequent date result in a change in control of the Company.
The Company’s major shareholders as listed above do not have any different voting rights than those held by any other shareholder of the Company.
B.	Related party transactions.
Our Policy Concerning Related Party Transactions
          All transactions with our executive officers and Directors must be approved by a majority of our Directors who are neither our officers nor employees. Furthermore, in order to comply with the Sarbanes-Oxley Act of 2002 enacted by the United States Congress, we will not enter into any further loan agreements with any Director or executive officer or their respective affiliates or renew or modify any existing loan agreements with Directors or executive officers or their respective affiliates.
Consulting Fees
          The Company owes $51,675 (2004 — $51,675) to a former Director for consulting fees. The Company has provided for the payment of $600,000 to the estate of Orval Gillespie, the former Chairman of the Company.
Private Placements
          In December 2003, the Company raised $1,600,000 in connection with a non-brokered private placement of 8,000,000 units at a price of $0.20 per unit. Each unit consists of one common share and a warrant. Each warrant is exercisable at a price of $0.22 to purchase one common share for the first year and at $0.25 to purchase one common share during the second year. The proceeds, together with $500,000 in proceeds from an unrelated transaction, were used for the initial $2,000,000 payment that was made January 6, 2004 pursuant to the agreement between Falls Mountain and Mitsui Matsushima that allowed the Company to acquire Mitsui Matsushima’s 33 1/3% interest in the Willow Creek Joint Venture. Related parties who were participants included Mark T. Smith as to 935,000 units, The Rockside Foundation as to 4,000,000 units, Clay E. Gillespie as to 250,000 units and Mark Fields as to 50,000 units. In addition, The R. Templeton Smith Foundation participated for 2,330,000 units.
          On April 16, 2003, the Company issued by way of private placement a total of 5,500,000 units at a price of $0.20 per unit, each unit consisting of one common share and one warrant. Each warrant entitles the holder to purchase one additional common share for a term of two years at a price of $0.25 per share. Richard Palmer and Graham Mackenzie, both officers of the Company, participated in this private placement as to 1,760,000 units and 880,000 units, respectively. A financing related finder’s fee of $131,250 was paid by the issuance of 656,250 common shares valued at a price of $0.20 per share.
          On December 31, 2002, the Company issued to Mark T. Smith by way of private placement 3,125,000 units at a price of $0.20 per unit, each unit consisting of one common share and one warrant. Each warrant entitles Mr. Smith to purchase one additional common share for a term of two years at a price of $0.23 per share in the first year and $0.27 per share in the second year. On December 18, 2003, Mr. Smith Partially exercised the warrants to purchase 2,175,000 common shares at a price of $0.23 per share.

     On December 18, 2003 warrants were exercised by Mark T. Smith to receive 2,175,000 common shares at a price of $0.23 per share. From April 12, 2004 to September 9, 2004 warrants were exercised to receive 4,103,181 common shares at prices ranging from $0.22 to $1.35 for total proceeds of $1,333,609 to the Company.
Credit Facility Agreement with The Rockside Foundation
     Pursuant to a Credit Facility Agreement dated November 26, 2004 among the Company, Falls Mountain Coal Inc. (“Falls Mountain”), Pine Valley Coal Ltd. and The Rockside Foundation (“Rockside”) of New York, U.S.A., as amended, Rockside made available to Falls Mountain, a wholly-owned subsidiary of the Company, a credit facility in the aggregate principal sum of up to US$8.85 million. The credit facility bears interest thereon at the rate of 10.0% per annum payable monthly. The credit facility may be drawn by Falls Mountain in two tranches as follows: (a) US$3.75 million on November 26, 2004; and (b) US$5.1 million between December 27, 2004 and January 7, 2005. The credit facility is secured by security granted on all of the assets and undertakings of the Company’s wholly-owned subsidiary, Falls Mountain, and Falls Mountain’s wholly-owned subsidiary, Pine Valley Coal Ltd., ranking in priority second to the security granted by the Company to Royal Bank Asset Based Finance as determined by an inter-creditor agreement between Rockside and Royal Bank. The credit facility and interest thereon is due on or before February 6, 2006, as per the 2nd amendment to the credit agreement, dated September 16, 2005 whereby the loan’s due date was extended for a period of 10 weeks from November 29, 2005 to February 6, 2006. During this extension period, interest will be charged at an annual rate of 12.0% with no bonus shares.
     As consideration for providing the credit facility, the Company agreed to issue to Rockside bonus common shares as follows: (a) with respect to the first tranche – the bonus share value being equivalent to 10.0% of the principal amount of the first tranche converted into Canadian dollars and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding; and (b) with respect to the second tranche – the bonus share value being equivalent to 1.0% of the principal amount of the second tranche per five week period to a maximum of 10.0% of the principal amount until the credit facility is repaid, also converted into Canadian dollars and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding. The first and second tranches were advanced to Falls Mountain by Rockside on November 26, 2004 and December 30, 2004. To date, with respect to the first tranche, the Company has issued 104,736 bonus common shares to Rockside at a deemed price of $4.2163 per bonus share. With respect to the second tranche, the Company has issued to Rockside a total of 80,816 bonus common shares at the share price described in paragraph (b) above, which shares have vested up to and including August 29, 2005. In addition, pursuant to promissory notes dated March 2, 2005 and June 15, 2005, Rockside loaned to the Company and to Falls Mountain, the principal amounts of US$2.0 million and US$1.0 million respectively. Interest is payable at the rate of 10.0% per annum calculated and payable at maturity. The March 2, 2005 note was secured by the security referenced to above, due 30 days from the date of advance of the funds and was repaid in full prior to March 31, 2005. The June 15, 2005 note was unsecured and due on demand at any time after July 31, 2005 (such note being repaid on July 28, 2005).
Warrant Amendments
     Effective October 22, 2004, the Company amended the terms of certain outstanding private placement warrants to purchase an aggregate of 10,415,000 common shares as follows: (a) the subject warrants were amended to make them transferable rather than non-transferable, provided that the warrants are transferable only by the original holder and not by a subsequent transferee holder; and (b) the transfer terms were amended to provide that if the original warrant holder elects to exercise its right to transfer the warrants, then (and only then), the expiry date of the replacement warrant certificate issued to the transferee is set at the earlier of the original expiry date and 14 days from the date of issuance of such new warrant certificate. Warrants registered in the name of Mark T. Smith (as to 950,000 and 935,000), Graham Mackenzie (as to 880,000), Clay E. Gillespie (as to 250,000) and Mark Fields (as to 50,000), all Directors or former Directors of the Company, were amended on the terms set out above. Effective November 12, 2004, Messrs. Smith and Mackenzie then transferred warrants to purchase 385,167 and 300,000 common shares, respectively, to nominees of Sprott Asset Management Inc.

Employment Agreements with Richard Palmer, Graham Mackenzie, Mark Fields and Martin Rip
See “Item 6.B—Directors, Senior Management and Employees -Compensation — Termination of Employment, Change in Responsibilities and Employment Contracts” for details regarding Executive Employment Agreements with Richard Palmer, Jeffrey Fehn, Graham Mackenzie, Mark Fields and Martin Rip of Executive Employment Agreements.
During the fiscal year ended March 31, 2005, no Director or officer or any associate of any Director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.
C. Interests of experts and counsel.
     Not applicable.
Item 8. Financial Information.
A. Consolidated statements and other financial information.
     See Item 17 for the Company’s Consolidated Financial Statements.
     Percentage of Export Sales. Export sales constitute all of our total sales volume. For a breakdown of our export sales by market during the past fiscal year, see Note 14 of Notes to Consolidated Financial Statements. We did not conduct any activities nor make any sales in any regions or countries subject to U.S. economic sanctions.
     Legal Proceedings. The Company is not a party, nor has it been a party in the recent past, to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. None of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or have a material interest adverse to the Company in any legal or arbitration proceeding.
     Dividends. The Company intends to use the cash generated from its operations to fund the expansion of its business. It does not intend to pay dividends for the foreseeable future.
B. Significant changes.
     There have been no significant changes since the date of the financial statements included in this Annual Report.
Item 9. The Offer and Listing.
A. Offer and listing details.
Nature of Trading Market
     The common shares trade on the TSX Venture Exchange, the successor to the Canadian Venture Exchange, which was the successor to the merger between the Alberta Stock Exchange and the Vancouver Stock Exchange, under the symbol “PVM”. The Company’s common shares also trade on OTC BB in the United States under the symbol “PVMCF”.
Trading on the TSX-Venture Exchange
     The following table sets forth the high and low sale prices on the TSX-Venture Exchange for the common shares for the last five fiscal years ended March 31, 2005.

Year Ended	High CDN$	Low CDN$	Volume
March 31, 2005	7.21	0.65	27,617,313
March 31, 2004	0.90	0.23	2,455,435
March 31, 2003	0.74	0.17	909,713
March 31, 2002	2.70	0.55	1,418,602
March 31, 2001	2.35	1.12	2,744,781
The following table sets forth the high and low sale prices on the TSX-Venture Exchange for the common shares for each quarterly period in the two most recent fiscal years ended March 31, 2005 and the subsequent quarter ended June 30, 2005.

Quarter Ended	High CDN$	Low CDN$	Volume
June 30, 2005	5.05	3.49	4,171,434
March 31, 2005	6.75	3.99	8,177,397
December 31, 2004	7.21	2.18	15,837,910
September 30, 2004	2.62	1.20	2,390,031
June 30, 2004	1.58	0.65	1,211,975
March 30, 2004	0.68	0.23	1,503,747
December 31, 2003	0.31	0.18	234,267
September 30, 2003	0.37	0.23	267,950
June 30, 2003	0.65	0.25	402,271
The following table sets forth the high and low sale prices on the TSX-Venture Exchange for the common shares for each monthly period in the past six months.

Month Ended	High CDN$	Low CDN$	Volume
August 31, 2005	4.33	3.76	2,855,416
July 31, 2005	4.29	3.60	3,213,807
June 30, 2005	4.70	3.88	1,467,300
May 31, 2005	4.10	3.52	1,121,872
April 30, 2005	5.05	3.49	1,582,262
March 31, 2005	5.70	3.99	3,007,119
Trading on the OTC BB
The following table sets forth the high and low sale prices on the OTC BB for the common shares for the last five fiscal years ended March 31, 2005.

Year Ended	High US$	Low US$	Volume
March 31, 2005	6.20	0.63	12,800,843
March 31, 2004	0.49	0.17	1,180,105
March 31, 2003	0.50	0.10	989,300
March 31, 2002	1.90	0.10	1,535,200
March 31, 2001	1.53	0.66	1,450,500
The following table sets forth the high and low sale prices on the OTC BB for the common shares for each quarterly period in the two most recent fiscal years ended March 31, 2005 and the subsequent quarter ended June 30, 2005.

Quarter Ended	High US$	Low US$	Volume
June 30, 2005	4.25	2.78	4,651,036
March 31, 2005	5.94	3.29	5.312,089
December 31, 2004	6.20	1.80	5,801,419
September 30, 2004	2.25	0.95	1.326,535
June 30, 2004	1.20	0.63	360,800
March 30, 2004	0.49	0.10	88,903
December 31, 2003	0.28	0.17	140,802
September 30, 2003	0.31	0.19	223,100
June 30, 2003	0.47	0.25	727,300
The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past six months.

Month Ended	High US$	Low US$	Volume
August 31, 2005	3.62	3.10	3,337,415
July 31, 2005	3.52	2.95	1,665,836
June 30, 2005	3.83	3.10	2,188,488
May 31, 2005	3.29	2.83	653,801
April 30, 2005	4.25	2.78	1,808,747
March 31, 2005	4.70	3.29	2,366,001
B. Plan of distribution.
     Not applicable.
C. Markets.
     See “Item 9.A.—The Offer and Listing—Offer and Listing Details” above.
D. Selling shareholders.
     Not applicable.
E. Dilution.
     Not applicable.
F. Expenses of the issue.
     Not applicable.
Item 10. Additional Information.
A. Share capital.
     Not applicable.
B. Memorandum and articles of association
     The Company is a corporation under the British Columbia Business Corporations Act (the “Business Corporations Act”). The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the

amalgamation of New Lintex Minerals Ltd. and Willow Creek Coal Ltd., under certificate of amalgamation No. 442303. It changed its name to “Pine Valley Mining Corporation” on May 13, 2003.
     The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company’s Notice of Articles (the “Articles”) does not prescribe any extraordinary limits on the businesses or purposes of the Company. Therefore, generally, the Company has the power and capacity of a natural person.
     Directors Part 17 of the Company’s Articles deals with the Directors’ involvement in transactions in which they have an interest. Article 17.2 provides that a Director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any Directors’ resolution to approve that contract or transaction, unless all the Directors have a disclosable interest in that contract or transaction, in which case any or all of those Directors may vote on such resolution. Pursuant to the Business Corporations Act, a Director does not have a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the Director in that person’s capacity as a Director of the Company.
     Part 8 of the Company’s Articles deals with borrowing powers. The Company, if authorized by the Directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company. The Articles do not specify a retirement age for Directors. Directors are not required to own any common shares of the Company.
     Rights and Restrictions Attached to the Common Shares. As all of the Company’s authorized and issued common shares are of one class of common stock, there are no special rights or restrictions of any nature or kind attached to any of the shares. All authorized and issued common shares rank equally in respect to the declaration and receipt of dividends and rights to share in any profits or surplus on liquidation, dissolution or winding-up of the Company. Each share has attached to it one non-cumulative vote. Shareholders are not liable to further capital calls by the Company.
     The rights of holders of issued common shares of the Company may be altered only with the approval of the holders of 2/3rds or more of the common shares of the Company voted at a meeting of the shareholders of the Company called and held in accordance with applicable law.
     Annual and Extraordinary General Meetings: Annual General Meetings are called and scheduled upon decision by the Board of Directors. Pursuant to the Business Corporations Act, the Company is required to hold an annual general meeting in each year, not more than 15 months after the date of the most recent annual general meeting.
     The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued common shares of the Company may requisition an extraordinary general meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.
     Foreign Ownership Limitations: The Company’s Articles do not contain limitations prohibiting non-residents, foreigners or any other group from holding or voting common shares. See “Item 10.D.—Additional Information—Exchange Controls”, for a description of certain restrictions that may apply under the Investment Canada Act.
     Change of Control: There are no provisions in the Company’s Articles or charter documents that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.
     Share Ownership Reporting Obligations: There are no provisions in the Company’s Articles requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10.0% of the issued common shares of the Company. This threshold is higher than the 5.0% threshold under U.S. securities legislation at which shareholders must report their share ownership.
C. Material contracts.
     Other than contracts entered into in the ordinary course of business and those disclosed elsewhere in this Annual Report, the Company has not entered into any material contracts within the past two years except as follows:
     On March 22, 2005, the Company entered into an Underwriting Agreement with a group of underwriters represented by Sprott Securities, Inc., Cannaccord Capital Corporation and Salman Partners Inc. Under the terms of that agreement, sold a total of 1.5 million units for gross proceeds of $8.4 million. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.25 for a period of 18 months subsequent to the date of issuance. Neither the common shares and warrants, nor the warrant shares, may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before July 23, 2005 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Canaccord Capital Corporation and Salman Partners Inc. In connection with the offering, the Company paid a 4.0% commission. Simultaneous with the offering, and also pursuant to the Underwriting Agreement, Mark T. Smith and The R Templeton Smith Foundation sold 2,250,000 and 250,000 common shares, respectively, at a price of $5.25 per share under a secondary offering for gross proceeds of $13.125 million.
D. Exchange controls.
     There are no governmental laws, decrees or regulations in Canada relating restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares other than withholding tax requirements. (e.g., Remittances of dividends to United States residents are subject to a 15% withholding tax (10% if the shareholder is a corporation owning at least 10% of the common shares of the Company) pursuant to Article X of the reciprocal treaty between Canada and the United States.)
     Except as provided in the Investment Canada Act (“Investment Act”), there are no provisions under the laws of Canada, the Province of British Columbia or in the Articles of the Company restricting the right of foreigners to hold or vote the common shares of the Company. The Investment Act provides for a review in the case of an acquisition of control of a Canadian business. The Investment Act generally prohibits implementation of a reviewable investment by an individual, government, corporation, partnership, trust or joint venture that is non-Canadian unless the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.
     In the case of an acquisition of control of a Canadian business by a non-Canadian that is a WTO investor, the investment would be reviewable if the value of the assets of the Company equaled or exceeded $250.0 million, the threshold established for 2005. (In subsequent years, the threshold amount may be increased or decreased in accordance with the provisions of the Investment Act.) A WTO investor is a member of the World Trade Organization, current members of which include the European Community, Germany, Japan, Mexico, the United Kingdom and the United States, or a WTO investor-controlled entity, as defined in the Investment Act.
     In the case of an acquisition of control of a Canadian business by a non-Canadian, other than a WTO investor, where: (i) in the case of acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $50 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning “Canada’s cultural heritage or national identity” such as book publishing, film production and distribution, television and radio, production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.
     The Investment Act would not apply to certain transactions in relation to common shares of the Company, including: an acquisition of common shares of the Company by any person made in the ordinary course of that person’s business as a trader or dealer in securities; or an acquisition of control of the Company by an amalgamation, merger, consolidation or corporate reorganization following which the control of the Company, remains unchanged.
     In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the Investment Act: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; (iii) the acquisition of voting of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the Investment Act. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that on the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.
     In addition to the foregoing, the Investment Act requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information, as opposed to review, purposes.
E. Taxation.
Canadian Taxation
     The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more common shares of the Company, and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act”) deals at arm’s length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common shares in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.
     This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary takes into account all specific proposals to amend the Canadian Act and the regulations thereunder publicly announced by the government of Canada to the date hereof and the Company’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (“CRA”). It is assumed that all such amendments will be enacted substantially as currently proposed, and that there will be no other material change to any such law or practice, although no assurances can be given in these respects. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.
     This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor’s particular circumstances.
     An Investor generally will not be subject to tax pursuant to the Canadian Act on any capital gain realized by the Investor on a disposition of a common share unless the common share is “taxable Canadian property”, and is not “treaty-protected property”, of the Investor for purposes of the Canadian Act. A common share that is disposed of by an Investor will not constitute taxable Canadian property of the Investor provided that neither the Investor, nor one or more persons with whom the Investor did not deal at arm’s length, alone or together at any time in the 60 months immediately preceding the disposition owned, or owned any right to acquire, 25% or more of the issued shares of any class of the capital stock of the Company. The common share will be a treaty-protected property of the Investor if, under the terms of an applicable bilateral tax treaty, any gain realized by the Investor on disposition of the share is exempt from Canadian income tax under Part I of the Canadian Act. For example, pursuant to the Treaty, a common share of the Company held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the common share is not derived principally from real property (including resource properties) situated in Canada and that the Investor does not have, and has not had within the 12-month period, preceding the disposition, a “permanent establishment”, or a “fixed base” available to the Investor in Canada.
     An Investor whose common shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more common shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor’s reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (taxable capital gain) in the Investor’s taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (allowable capital loss) against taxable capital gains included in the Investor’s taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains included in the Investor’s taxable income earned in Canada in any of the three preceding taxation years or in any subsequent taxation year.
     Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any dividend, paid or credited or deemed to be paid or credited by the Company to the Investor on a common share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. Pursuant to the Treaty, the rate of withholding tax applicable to a dividend paid on a common share to an Investor who is a resident of the United States for the purposes of the Treaty is 5% if the Investor is a company that owns at least 10% of the voting stock of the Company, and 15% in any other case, of the gross amount of the dividend. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.
United States Federal Income Tax Consequences
     The following is a general discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Considerations above”).
     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advise to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.
     As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the

United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.
     U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.
     In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.
     Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”) if such U.S. Holder owns common shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.
     Under current temporary Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of the Company’s common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.
     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.
     A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.
     In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:
     If 50% or more of the combined voting power or total value of the Company’s outstanding common shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.
     If more than 50% of the voting power of all classes of common shares or the total value of the common shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of common shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F. Dividends and paying agents.
     Not Applicable.
G. Statement by experts.
     Not Applicable.
H. Documents on display.
     For further information with respect to us and our common shares, we refer you to the filings we have made with the SEC. Statements contained in this Annual Report concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to any filing we have made with the SEC, we refer you to the copy of the contract or document that has been filed. Each statement in this Annual Report relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. We are subject to certain of the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC. Our registration statements, including the exhibits and schedules thereto, and such reports and other information, can be inspected and copied at the following public reference facilities maintained by the SEC:

Judiciary Plaza	Woolworth Building	175 W. Jackson Boulevard
Room 1024	233 Broadway	Suite 900
450 Fifth Street, N.W.	New York, New York 10279	Chicago, Illinois 60604
Washington, DC 20549
     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, DC 20549 or by calling the SEC at 1 800 SEC 0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.
I. Subsidiary information.
     Not Applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
     Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.
     Interest Rate Risk. The Company’s primary interest rate risk exposure results from variable rate debt. At March 31, 2005, the Company had $8.494 million outstanding under a credit agreement with Marubeni. Amounts outstanding under the Marubeni credit facility bear interest at a variable rate equal to LIBOR plus 4.0%. If interest rates were to increase 100 basis points (1.0%) from the rates as of March 31, 2005, and assuming no changes in long-term debt from the March 31, 2005 levels, the Company’s annual interest expense would increase by approximately $85,000. On September 16, 2005, the entire remaining balance owing to Marubeni of approximately US$5.31 million (including a financing fee of US$36,500 and accrued interest to date) was repaid as part of the Company’s overall refinancing with the addition of a $20.0 million credit facility with Royal Bank, secured on the Company’s inventory and receivables. The Company currently does not hedge its exposure to variable interest rate risk.
Foreign Currency Exchange Risk. The Company’s coal sales contracts are denominated in U.S. dollars. The fluctuation of the exchange rate value of the Canadian and U.S. dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company’s international competitors impacts the ability of the Company’s coal products to compete in foreign markets. The Company has entered into forward foreign exchange contracts for Canadian dollars in order to establish a partial hedge against exposure to currency fluctuations. The Company has entered into a series of forward exchange contracts to sell US$ at rates between 1.18134 to 1.2395 (CDN$/US$). These contracts have maturity dates ranging from April 2005 to March 2006. At March 31, 2005 the balance outstanding was US$40.1 million with a mark-to-market loss of $81,000. Giving effect to this partial hedge, assuming a hypothetical 10.0% increase in the average exchange rate for fiscal 2005, the Company’s net loss would have increased by $4.853 million.
     At March 31, 2005 the Company had accounts receivable in U.S. dollars in the amount of $4.724 million. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10.0% increase in the year-end Canadian and U.S. Dollar exchange rate. Assuming such increase in the exchange rate, the fair value of the Company’s accounts receivable would decline by $571,000.
     Commodity Price Risk. The Company’s most significant exposure to commodity price risk arises out of potential fluctuations in coal prices. The Company attempts to mitigate the risk associated with fluctuations in metallurgical coal prices by entering into annual contracts covering a substantial percentage of its expected production. During fiscal 2006, approximately 50.0% of the Company’s annual coal production is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices. The balance of its production is expected to be sold at prevailing market prices during the year. Accordingly, if metallurgical coal prices were to change by 10.0%, our total revenues would increase or decrease by $9.055 million and net income would increase or decrease by approximately $9.055 million with regard to sales made at prevailing market prices during the year.
     The Company is a significant consumer of electricity, fuels and other materials and equipment. Our mining equipment and processing plant are powered by electricity and fuel that we have to purchase from outside sources. These prices are subject to change and have increased in recent months. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas, especially with regard to fuel surcharges from our rail provider. In addition, because of increased activity within the industry, shortages of certain replacement parts used in mining equipment have been experienced in recent months. The Company’s contracts with its customers provide for annual fixed prices that are not subject to adjustment to reflect increases in operating expenses. Accordingly, increases in prices for electricity, fuel and equipment could adversely affect the Company’s profitability. Assuming a 10.0% change in electricity, fuel and other materials and equipment during fiscal 2005, our operating expenses and net income (loss) would increase or decrease by approximately $3.5 million.
     Equity Price Risk. As of March 31, 2005, the Company did not have any marketable securities recorded at a fair value.
Item 12. Description of Securities Other than Equity Securities.
A. Debt securities.
     Not applicable.
B. Warrants and rights.
     Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
     The Company is not in material default of any of our obligations relating to indebtedness. The Company does not pay dividends.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
     With the exception of the amendment to the terms of outstanding warrants described in “Item 7.B.—Majority Shareholders and Related Party Transactions—Related Party Transactions”, during the last fiscal year, the

Company has not materially modified any of the rights or instruments defining the rights of our security holders. The Company does not have any registered securities that are secured by its assets. The trustees or paying agents for our securities have not changed during the last fiscal year.
Use of Proceeds
     Not applicable.
Item 15. Controls and Procedures
     As of March 31, 2005, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation as of the end of the period covered by the report, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
     The Company’s disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company’s management, and made known to the Company’s CEO, including during the period in which this Annual Report on Form 20-F was prepared, as appropriate to allow timely decision making regarding the required disclosure.
     There have been no changes in the Company’s internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the date of evaluation, nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.
Item 16. [Reserved]
     Not applicable.
Item 16.A. Audit Committee financial expert
The Chair of the Audit Committee is a Chartered Accountant in Canada (CA) and is accordingly recognized as a financial expert. The Company’s Audit Committee also consists of two unrelated Directors, who are both financially literate and very knowledgeable about the Company’s affairs.
Item 16B. Code of Ethics
The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as its Directors and employees. The Company’s Code of Ethics was attached as Exhibit 1.6 to the Company’s Annual Report on Form 20-F for the period ending March 31, 2004.
Item 16C. Principal Accountant Fees and Services
     Fees payable for the fiscal years ended March 31, 2004 and 2005 to Deloitte & Touche LLP, Independent Registered Chartered Accountants, are detailed below:

	2005	2004

Audit Fees	$69,385	$28,600
Audit Related Fees	$33,550	$6,500
Tax Fees	$54,550	$4,100
All Other Fees	None	None
The nature of each category of fee is described below:
     Audit Fees. The audit fees include fees for audit or review of the Company’s annual financial reports plus fees for services that generally an auditor can reasonably provide. The services include the statutory audit and review of documents filed with the SEC.
     Audit-Related Fees. The aggregate fees billed by Deloitte & Touche LLP for services rendered in connection with reviews of the Company’s quarterly financial statements and related Canadian regulatory filings.
     Tax Fees. The aggregate fees billed by Deloitte & Touche LLP for services rendered in connection with (i) tax planning, advice and compliance filings and (ii) assistance with respect to an audit for B.C. Capital Tax.
     All Other Fees. The Company did not engage Deloitte and Touche LLP for any other services arrangement.
Pre-Approval Polices and Procedures. The Audit Committee reviews proposed non-audit services and related fees and expenses with a view toward assessing whether the independence of the Auditors or their objectivity is likely to be impaired by performing the non-audit services in question. The Audit Committee reviews the audit and non-audit services and related fees and expenses and determine if the independence of the Auditors or their objectivity was impaired by performing non-audit services. The Audit Committee must pre-approve all non-audit services to be provided to the Company by the Auditors. The Committee will advise the Board of Directors of the approved audit and non-audit services, fees and expenses.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser.
     Not applicable.
PART III
Item 17. Financial Statements.
     See Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report
Item 18. Financial Statements.
     Not applicable
Item 19. Exhibits.
     See “Exhibit Index” on page E-1.

SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.
Date: September 30, 2005

PINE VALLEY MINING CORPORATION.

By: /s/ Graham Mackenzie

Graham Mackenzie
President and Chief Executive Officer

EXHIBIT 12.1
RULE 13a-14(a) CEO CERTIFICATION
I, Graham Mackenzie, certify that:
1. I have reviewed this annual report on Form 20-F of Pine Valley Mining Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) [paragraph omitted pursuant to SEC Release Nos. 33-8238 and 33-8545];
     (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
     (d) Disclosed in this annual report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 30, 2005

By: /s/ Graham Mackenzie

Graham Mackenzie
President and Chief Executive Officer

EXHIBIT 12.2
RULE 13a-14(a) CFO CERTIFICATION
I, Martin Rip, certify that:
1. I have reviewed this annual report on Form 20-F of Pine Valley Mining Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.
4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:
     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
     (b) [paragraph omitted pursuant to SEC Release Nos. 33-8238 and 33-8545];
     (c) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;
     (d) Disclosed in this annual report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: September 30, 2005

By: /s/ Martin Rip

Martin Rip
Vice President, Finance and Chief Financial Officer

EXHIBIT 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with this Annual Report of Pine Valley Mining Corporation (the “Company”) on Form 20-F for the year ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Graham Mackenzie, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 30, 2005	By:	/s/ Graham Mackenzie

Graham Mackenzie President and Chief Executive Officer

EXHIBIT 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with this Annual Report of Pine Valley Mining Corporation (the “Company”) on Form 20-F for the year ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Rip, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 30, 2005	By:	/s/ Martin Rip

Martin Rip Vice President, Finance and Chief Financial Officer

PINE VALLEY MINING CORPORATION
Consolidated Financial Statements
for the Year Ended March 31, 2005

Report of Independent Registered Chartered Accountants
To the Shareholders of
Pine Valley Mining Corporation
We have audited the consolidated balance sheets of Pine Valley Mining Corporation as at March 31, 2005 and 2004 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.
The Company is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Vancouver, British Columbia
June 22, 2005
Comment by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 22, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements. Our report to the shareholders dated June 22, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Vancouver, British Columbia
June 22, 2005

PINE VALLEY MINING CORPORATION
Consolidated Balance Sheet
(Canadian GAAP)

	March 31,	March 31,
(in thousands of Canadian dollars)	2005	2004
ASSETS
CURRENT
Cash	$2,200	$55
Accounts receivable, net of nil allowance	5,943	12
Goods and Services Tax receivable	2,438	—
Deferred financing charges	738	—
Prepaid expenses	354	6
Coal Inventory	3,452	—
Future income taxes (Note 16)	2,159	—

Total Current Assets	17,284	73
Restricted cash (Note 4)	458	—
Prepaid expenses	466	—
Mineral property, plant and equipment (Note 5)	39,835	15
Non-producing mineral properties (Note 6)	60	16,843
Future income taxes (Note 16)	1,753	—

Total Assets	$59,856	$16,931

LIABILITIES
CURRENT
Accounts payable	$4,096	$44
Accrued liabilities	2,108	236
Current portion of asset retirement obligation (Note 10)	158	—
Current portion of term debt (Note 8)	20,199	3,000
Current portion of capital lease obligation (Note 9)	23	—
Due to related party (Note 7)	600	—

Total Current Liabilities	27,184	3,280
Asset retirement obligation (Note 10)	495	—
Term debt (Note 8)	—	1,000
Capital lease obligation (Note 9)	136	—
Due to related party (Note 7)	—	600
Future income taxes (Note 16)	3,764	—

Total Liabilities	31,579	4,880

SHAREHOLDERS’ EQUITY
Share capital (Note 11)	45,353	29,674
Commitment to issue shares	184	174
Share subscription	—	78
Contributed surplus and other capital	2,210	1,142
Deficit	(19,470)	(19,017)

Total Shareholders’ Equity	28,277	12,051

Total Liabilities and Shareholders’ Equity	$59,856	$16,931

Commitments and contingencies (Note 18)
Continuing operations (Note 1)
Approved by the Board of Directors:

“Graham Mackenzie” “Jeffrey Fehn”	Director Director

PINE VALLEY MINING CORPORATION
Consolidated Statements of Operations
(Canadian GAAP)

	Years ended March 31,
(in thousands of Canadian dollars except share and per share amounts)	2005	2004	2003

REVENUE
Coal Sales	$19,675	$—	$—

Cost of Operations:
Mining and transportation	16,239
Administrative and other	1,319	—	—
Depreciation and depletion	553	—	—

	18,111	—	—

INCOME BEFORE UNDERNOTED ITEMS	1,564	—	—

EXPENSES
Consulting and management fees	236	28	56
Filing and transfer agent fees	88	35	20
Office and general	171	147	28
Professional fees	647	192	141
Promotion and marketing	103	42	33
Salaries and stock-based compensation	1,812	591	139
Mining and capital taxes	25	—	—
Write-off mineral property	—	21	2,915

	3,082	1,056	3,332

LOSS BEFORE OTHER INCOME (EXPENSES) AND INCOME TAXES	(1,518)	(1,056)	(3,332)

OTHER INCOME (EXPENSES)
Interest & other income	25	8	1
Interest and financing	(889)	(84)	(144)
Foreign exchange gain	2,006	30	17
Other	—	(11)	—

	1,142	(57)	(126)

LOSS BEFORE INCOME TAXES	(376)	(1,113)	(3,458)
Mining taxes	(45)	—	—
Future income tax (Note 16)	(32)	—	—

	(77)	—	—

NET LOSS	$(453)	$(1,113)	$(3,458)

Basic and diluted loss per share	$(0.01)	$(0.03)	$(0.12)

Weighted average number of shares	58,471,023	40,560,855	28,318,672

PINE VALLEY MINING CORPORATION
Consolidated Statements of Cash Flows
(Canadian GAAP)

		Years ended March 31,
(in thousands of Canadian dollar)	2005	2004	2003

OPERATING ACTIVITIES
Net loss for the year	$(453)	$(1,113)	$(3,458)
Items not involving cash:
Depletion, depreciation and amortization	553	2	5
Loss on disposal of capital assets	—	6	—
Write-off of mineral properties	—	21	2,915
Non-cash consulting costs	126	—	23
Non-cash financing costs	417	—	26
Non-cash payroll costs	1,226	200	—
Non-cash foreign exchange loss	335	—	—
Write-off of receivable	—	6	—
Future income taxes	32	—	—
Changes in working capital items Other than cash (Note 15)	(5,918)	86	(99)

	(3,682)	(792)	(588)

FINANCING ACTIVITIES
Capital stock issues	14,725	2,546	700
Deferred financing charges	(248)	—	—
Financing obligations	758	—	—
Loan proceeds	19,536	—	95
Loan payments	(3,337)	—	(289)
Share subscription	(78)	78	704
Financing fees	(281)	—	—

	31,075	2,624	1,210

INVESTING ACTIVITIES
Acquisition of property and equipment	(22,778)	(5)	—
Acquisition of net assets of Willow Creek	—	(1,992)	—
Deferred exploration and development	—	(461)	(312)
Goods and services tax receivable	(2,438)	—	—
Property, plant and equipment obligations	678	—	—
Restricted cash	(458)	—	297

	(24,996)	(2,458)	(15)

INCREASE (DECREASE) IN CASH	2,397	(626)	607
Affect of foreign exchange rate on cash	(252)	—	—
CASH POSITION, BEGINNING OF PERIOD	55	681	74

CASH POSITION, END OF PERIOD	$2,200	$55	$681

Non-cash financing and investing activities
Shares issues in settlement of debt	$174	$—	$—
Bonus shares issued as financing charge	$442	$—	$—
Assets acquired under capital lease	$167	$—	$—
Supplemental information
Interest paid	$576	$66	$77
Income taxes paid	$—	$—	$—

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION
Consolidated Statements of Shareholders’ Equity
(Canadian GAAP)

(in thousands of Canadian
dollars, except for share	Common shares		Commitment to	Share	Contributed
amounts)	Shares	Amount	Issue shares	Subscription	Surplus	Deficit	Total
Balance, March 31, 2002	24,626,185	$23,208	$1,000	$—	$1,093	$(14,446)	$10,855
Issued for cash	3,261,362	700	—	—	—	—	700
Issued for debt	4,185,722	2,516	(1,000)	—	—	—	1,516
Cash received (net of issue costs)	—	—	—	573	—	—	573
Commitment to issue shares as finders fee	—	—	131	—	—	—	131
Stock-based compensation	—	—	—	—	23	—	23
Net loss for the year	—	—	—	—	—	(3,458)	(3,458)
Balance, March 31, 2003	32,073,269	26,424	131	573	1,116	(17,904)	10,340
Issued for cash	14,156,250	2,700	(131)	(573)	—	—	1,996
Settlement of debt	—	—	174	—	—	—	174
Exercise of warrants and options	2,425,000	550	—	78	—	—	628
Stock-basec compensation	—	—	—	—	26	—	26
Net loss for the year	—	—	—	—	—	(1,113)	(1,113)
Balance, March 31, 2004	48,654,519	29,674	174	78	1,142	(19,017)	12,051
Issued for cash	4,833,334	11,400	—	—	—	—	11,400
Settlement of debt	696,088	174	(174)	—	—	—	—
Shares issued for financing charge	104,736	442	184	—	—	—	626
Exercise of warrants and options	14,598,181	3,831	—	(78)	—	—	3,753
Fair value of warrants and options exercised	—	158	—	—	(158)	—	—
Share issue costs, net of future income taxes	—	(326)	—	—	—	—	(326)
Stock-based compensation	—	—	—	—	1,226	—	1,226
Net loss for the year	—	—	—	—	—	(453)	(453)

Balance, March 31, 2005	68,886,858	$45,353	$184	$—	$2,210	$(19,470)	$28,277

1.	CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its common shares are listed on the TSX Venture Exchange and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at March 31, 2005 of $9.9 million (March 31, 2004 — $3.207 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital through sales of its common shares and the Company’s ability to achieve profitable operations. Management has taken steps to enter into alternative financing arrangements to facilitate the repayment of obligations on term debt. Details of these arrangements are included under Note 19, Subsequent Events.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“US GAAP”), expect as disclosed in Note 17.
(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Pty Limited, Pine Valley Coal Ltd., Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

(b)	Management estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Revenue recognition

Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due under the terms of sales contracts the Company has with its customer. Quantity and quality surveying is performed contemporaneous with the sale such that sales prices are fixed upon shipment of product. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

(d)	Cash and cash equivalents

Cash and cash equivalents include short-term money market instruments with terms to maturity at the date of issue not exceeding 90 days.

(e)	Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on the first-in, first-out basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and mine overheads.

(f)	Mineral properties, plant and equipment
(i) Mineral property, plant and equipment

Operating mineral properties, plant and equipment are carried at cost less depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Mineral property costs are amortized on a unit-of-production method over the property’s reserves. Changes to the reserve basis are taken into account prospectively. Depletion is recognized as a cost based on tonnage sold.

Depreciation of plant and equipment is calculated on a straight-line basis over the asset’s estimated useful life of ten years. Depreciation commences when the assets are put into commercial production.

The carrying value of mineral properties and any related plant and equipment is reviewed periodically for impairment in value, utilizing undiscounted estimates of future cash flows. When the carrying values of mineral properties are estimated to exceed their net recoverable amounts, a provision is made to write down the properties to estimated fair value. Any resulting write-downs to fair value are charged to operations. Deferred costs relating to abandoned properties are written-off.

Office equipment is amortized using the declining balance method at rates ranging from 20% to 30% per annum.

(ii) Non-producing properties

The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned. Costs pertaining to properties developed to production are amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned are written-off.

The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

(g)	Asset retirement obligation

The Company has adopted CICA 3110, “Asset Retirement Obligations,” which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The standard applies to obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The section requires the recognition of all legal obligations associated with the retirement, whether by sale, abandonment, recycling or other disposal of an asset.

The liability was measured at its fair value of $653,000 on March 31, 2005. This amount represents the estimated cost to restore the site to its original use once the mining operations are complete or ceased. The size of the current site is approximately 54.8 hectares, and the provision will be adjusted as the site is further developed or changes in the restoration costs are known. The liability will be adjusted for the accretion to fair value and any changes in amount or timing of the underlying cash flows.

(h)	Foreign currency translation

The Company translates balances denominated in US dollars. Monetary items are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction except for amortization, which is translated using the same rates as the related assets. Gains and losses on translation are recorded in operations.

(i)	Income taxes

The Company follows the asset and liability method of accounting for income taxes, including mining taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the period. Future income tax assets and liabilities are recognized in the period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the potential benefit of income tax losses and other deductions carried forward to future years.

Future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on future income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. The value of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(j)	Earnings (loss) per common share

Basic earnings (loss) per share calculations are based on the net income (loss) attributable to common shareholders for the period divided by the weighted average number of common shares issued and outstanding during the year.

Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

Potentially dilutive securities (see Note 11) for 2005, 2004 and 2003 have been excluded from the calculation of diluted earnings per share, as their effect would be anti-dilutive.

(k)	Fair value of financial instruments

The Company believes, based upon current information, that the carrying value of the Company’s cash, accounts receivable and accounts payable approximate their fair value. The estimated fair value of debt, which is estimated by discounting cash flows using current market rates available for debt with similar terms and maturity, is disclosed in Note 8. Due to the non-arms length nature of the amounts due to related party, the fair value is not readily determinable.

(l)	Forward exchange contracts

The Company has entered into a series of contracts to sell US dollars. These transactions do not qualify for hedge accounting, as per Accounting Guideline (AcG) 13. Accordingly, the contracts are revalued to market at the end of each reporting period with gains or losses being included in operations.

(m)	Stock-based compensation

Effective April 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, “Stock-based Compensation and Other Stock-based Payments,” and has chosen to account for all grants of options to employees, non-employees and directors after April 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).

(n)	Joint venture

The Company accounted for its interest in the Willow Creek Joint Venture (“Joint Venture”) for the year ended March 31, 2003 on a proportionate consolidation basis, which resulted in presentation similar to that derived from the equity method.

(o)	Start-up and preliminary site stripping

Mine start-up costs to date include mobilization costs for the mining contractor and the initial stripping of the mine site. The costs associated with mobilization will be amortized over 5 years. The initial removal costs of waste rock were included as deferred development, and are included in the depletion base.
3.	PROPERTY ACQUISITION

During the year ended March 31, 2004, the Company purchased the remaining 33 1/3% interest in the Willow Creek Joint Venture from Mitsui Matsushima Canada Ltd. (“Mitsui”) for $6,000,000. The Company paid $2,000,000 in cash and issued a $4,000,000 note payable (Note 8).

Prior to the acquisition, the Company accounted for its 66 2/3% of the joint venture under the proportionate consolidation method. The acquisition was accounted for by the purchase method and all activities of the Willow Creek operations have been consolidated from January 6, 2004. The fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets (including cash of $8,000)	$32
Plant and equipment	3
Coal property	5,980

6,015
Less: Current liabilities	(15)

Consideration	$6,000

4.	RESTRICTED CASH

The Company has $458,000 (2004 — $Nil) of cash on hand which is restricted as security for a letter of credit issued by a financial institution pursuant to the Company’s agreement with a utility provider for the provision of electrical power at the Willow Creek mine.

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	2005			2004
	Cost	Accumulated	Net Book	Cost	Accumulated	Net Book
		Amortization	Value		Amortization	Value

Property and development	$26,516	$322	$26,194	$—	$—	$—

Plant and equipment	12,854	159	12,695	—	—	—

Land	140	—	140	—	—	—

Buildings	426	9	417	—	—	—

Office equipment	332	86	246	61	46	15

Assets acquired under capital lease	168	25	143	—	—	—

	$40,436	$601	$39,835	$61	$46	$15
Willow Creek Coal Project
During the year ended March 31, 2005, the Company began commercial production at the Willow Creek coal mine. Coal mining commenced in August 2004 (Phase I) utilizing a temporary plant for coal crushing and train loading, with a production output of 45,000 tonnes per month. A mining contractor was engaged to carry out the mining, coal crushing and train loading for this period and coal shipments to customers commenced in September 2004.
Phase II of the Willow Creek project involved the construction of coal crushing, stockpiling and train loading facilities capable of delivering 500 tonnes per hour. This part of the mine development began in July 2004 and was completed in February 2005. Upon completion of the Phase II facilities the mining contractor commenced delivering coal to the Willow Creek coal handling facilities for crushing and train loading. The Company has budgeted coal production of 110,000 tonnes per month from the plant completed in Phase II of the Willow Creek development until the final phase of the physical plant can be completed and allow production above 110,000 tonnes per month.
Included in property, plant and equipment is $638,000 relating to interest capitalized during construction and development.

6.	NON-PRODUCING MINERAL PROPERTIES
(a)	Willow Creek Coal Project

During the year ended March 31, 2005, the Company determined that the Willow Creek coal project had reached commercial production stage. Accordingly, the assets relating to this property have been reclassified to Mineral Property, Plant and Equipment at their carried value (see Note 5).

(b)	Pine Pass

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site.

(c)	Indin Lake

The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories. During the year ended March 31, 2003, the Company concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work has been undertaken.

	2005	2004	2003
Willow Creek Coal Property
Acquisition	$—	$5,980	$—
Consulting	—	—	27
Construction — plant and equipment	12,381	—	—
Construction — property and development	5,902	—	—
Deferred development	—	320	163
Environmental	222	—	—
Geology and engineering	1,876	—	—
General administration	58	—	—
Landowner compensation	98	—	—
Licenses and permits	120	120	118
Mine stripping and preparation	703	—	—
Mine site clearing and sale recovery	51	—	—
Travel	6	—	—
Asset retirement costs	379	—	—
Depletion charges	(297)	—	—
Reclamation deposit	94	—	—
Transfer to mineral property, plant and equipment	(38,436)	—	—
	(16,843)	6,420	308
Pine Pass
Consulting	14	—	—
Drilling	6	—	—
Permits	40	—	—
	60	—	—

Indin Lake	—	—	(2,911)

Beginning of year	16,843	10,423	13,026
End of year	$60	$16,843	$10,423
7.	DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 to the estate of the former Chairman of the Company (the “Estate”). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions. Per a letter from the Estate dated June 16, 2004, the Estate undertook that no action will be taken to collect any or the entire amount until beyond June 30, 2005.

8.	TERM DEBT

	2005	2004
Mitsui Matsushima loan (a)	$1,000	$4,000

Marubeni Corporation loan (b)	8,494	—

Rockside Foundation loan (c)	10,705	—

	2005	2004
	20,199	4,000

Less portion due within one year	20,199	1,000

	$—	$3,000

(a)	Mitsui Matsushima Loan

On January 6, 2004, the Company issued a note as part of the Mitsui transaction (Note 3) in the amount of $4,000,000, payable in installments to June 30, 2005 with interest compounded daily at 7%. The debt obligation is secured by the Company’s assets.

(b)	Marubeni Corporation Loan

The Company entered into an agreement with Marubeni Corporation (“Marubeni”) to borrow up to US$ 7.6 million, to be drawn down on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest is payable quarterly and the principal is due no later than March 31, 2006. The debt obligation is secured by the Company’s assets, ranked pari passu with the security interest held by Mitsui Matsushima, and assignment of 100% of the issued and outstanding common shares of Falls Mountain Coal Inc., the Company’s wholly-owned subsidiary, which will be held by Marubeni until repayment of the loan principal and interest and fulfillment of the Company’s commitment to sell and deliver coal to Marubeni.

(c)	The Rockside Foundation Loan

The Company entered into a Credit Facility Agreement (the “Agreement”) with The Rockside Foundation (“Rockside”), a shareholder of the Company, for an aggregate amount up to US$ 7.0 million, further amended on December 30, 2004, to increase the loan to US$ 8.85 million. The principal is due on November 26, 2005 together with interest at an annual rate of 10%.

Under the terms of the Agreement, the Company has issued or will issue common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding. The loan is secured by the Company’s assets, subordinated to the security interests held by Mitsui Matsushima and Marubeni, and may be repaid at any time prior to maturity, without notice or penalty.

For purposes of calculating the number of bonus common shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 30,306 common shares are to be issued to Rockside as at March 31, 2005, representing the 3% bonus due by the Company upon receipt of the subsequent $5,100,000.

The Company has estimated the total financing charges to be incurred for bonus common shares due under the second principal amount advanced and has accrued these costs. These charges are expensed over the estimated period that the loan is expected to be outstanding.
9.	CAPITAL LEASE OBLIGATION

During the year ended March 31, 2005, the Company entered into a lease agreement to finance the installation and purchase of portable office buildings at the mine site. The total value of the office is $183,250. The lease has a term of six years. Monthly payments under the lease are $3,013, including imputed interest at 8.8% per annum.

Total minimum payments under the lease are as follows:

	Principal	Interest	Total

Year ending March 31, 2006	$23	$13	$36
Year ending March 31, 2007	25	11	36
Year ending March 31, 2008	27	9	36
Year ending March 31, 2009	30	6	36
Year ending March 31, 2010	33	3	36
Year ending March 31, 2011	21	1	22

	$159	$43	$202

10.	PROVISION FOR ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $918,000 which has been discounted using a discount rate of 7.5% to total $653,000. Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2012. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

11.	SHARE CAPITAL
(a)	Authorized

Unlimited common shares of no par value.

(b)	Issued and outstanding

Authorized unlimited common shares of no par value.

During the year ended March 31, 2005:
(i)	880,000 stock options were exercised for proceeds of $269,100.

(ii)	13,718,181 warrants were exercised for proceeds of $3,562,409.

(iii)	In May 2004, the Company completed a private placement of 3,333,334 common shares at $0.90 per share for total gross proceeds of $3,000,001.

(iv)	In March 2005, the Company completed a private placement of 1,500,000 units for total gross proceeds of $8,400,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable at a price of $6.25 per share for a period of eighteen months. Share issue costs relating to the transaction amounted to $325,946 (net of future income taxes).

(v)	In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company had certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company announced the shares-for-debt settlement transactions on January 7, 2004 and settled the obligations by issuing 696,088 common shares at price of $0.25 per share in August 2004.

(vi)	On November 26, 2004 the Company issued 104,736 common shares to The Rockside Foundation for value $441,598 (Note 8(c)).
During the year ended March 31, 2004, the Company:
(i)	Closed a private placement financing of 5,500,000 units for proceeds of $1,100,000 on April 16, 2003. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.25 per share. A finder’s fee totalling $131,250 was paid by issuance of 656,250 common shares at a price of $0.20 per share.

(ii)	Issued 2,425,000 common shares for proceeds of $550,250 on the exercise of warrants and stock options.

(iii)	Closed a private placement financing of 8,000,000 units for proceeds of $1,600,000 on January 6, 2004. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.22 per share for the first year and $0.25 for the second year.
During the year ended March 31, 2003, the Company:
(i)	Issued 1,428,571 common shares to settle notes payable in the amount of $1,000,000.

(ii)	Closed a private placement financing of 136,362 units for proceeds of $75,000 on June 14, 2002. Each unit consisted of one common share and one half common share purchase warrant of the Company. Each common share purchase warrant is exercisable for two years from the date of issue at an exercise price of $0.60.

(iii)	Issued 100,000 common shares to settle $55,000 debt due to a former director. This debt was included in accounts payable and accrued liabilities in the year.

(iv)	Issued 2,657,151 common shares to settle notes payable in the amount of $1,461,433.

(v)	Closed a private placement financing of 3,125,000 units for proceeds of $625,000 on December 31, 2002. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.23 per share in the first year and $0.27 per share during the second year.
(c)	Commitment to issue shares

Under the terms of the Credit Facility Agreement with The Rockside Foundation, the second tranche of funding includes a commitment to issue common shares equivalent to 1% of the initial principal amount per five week period the loan is outstanding (see Note 8(c)). As at March 31, 2005, the Company has a commitment to issue 30,306 common shares in the aggregate amount of $184,000.

For the year ended March 31, 2004, the Company had a commitment to issue 696,088 common shares at a value of $174,000 as a debt settlement due under employment contracts with its former President and current President relating to the provision of management and technical services to the Company and its Australian subsidiary.
12.	STOCK OPTIONS AND WARRANTS
(a)	Stock options

The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 10% of issued and outstanding common shares as stock options. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options at March 31, 2005, 2004, and 2003 and the changes for the years ending on those dates is presented below:

	Years ended March 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at the beginning of year	1,365,000	$0.50	2,865,004	$0.37	2,193,500	$1.06

Granted	2,685,000	4.06	100,000	0.29	2,815,000	0.35

Exercised	(880,000)	0.31	(250,000)	0.20	—	—

Cancelled and expired	(100,000)	6.55	(1,350,004)	0.25	(2,143,496)	1.06

Outstanding at the end of year	3,070,000	$3.47	1,365,000	$0.50	2,865,004	$0.37
As at March 31, 2005, the Company has outstanding stock options to purchase an aggregate 3,070,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted Average		Weighted Average
Number	Expiry Date	Exercise Price	Number	Exercise Price
300,000	December 12, 2006	$0.90	300,000	$0.90
250,000	April 28, 2007	0.90	250,000	0.90
10,000	August 12, 2008	0.29	10,000	0.29
35,000	April 23, 2009	1.01	35,000	1.01
75,000	July 8, 2009	1.56	—	—
950,000	September 24, 2009	2.30	470,000	2.30
400,000	February 14, 2010	5.60	—	—
750,000	March 9, 2010	5.30	—	—
300,000	March 17, 2010	5.31	—	—

3,070,000		$3.47	1,065,000	$1.52
During the year ended March 31, 2005:
(i)	In April 2004, the Company granted 85,000 stock options under the Company’s option plan exercisable at a price of $1.01 per share for a five-year period to two employees. The options vested immediately upon the grant date.

(ii)	In July 2004, the Company granted 100,000 stock options under the Company’s option plan exercisable at a price of $1.56 per share for a five-year period to an employee. The options vested as to 25% immediately, a further 25% after 12 months and a further 50% after 24 months.

(iii)	On September 24, 2004, the Company granted 950,000 stock options under the Company’s option plan at a price of $2.30 per share for a five-year period to a director and officer. The options vested as to 310,000 common shares on September 24, 2004, 80,000 common shares on November 30, 2004 and February 28, 2005 and will vest a further 80,000 common shares on each of May 31, 2005, August 31, 2005, November 30, 2005, February 28, 2006, May 31, 2006 and August 31, 2006.

(iv)	On February 14, 2005, the Company granted 400,000 stock options under the Company’s option plan at a price of $5.60 per share for a five-year period to an officer and an employee. The options vest as to 12.5% every three months from the grant date.

(v)	On March 9, 2005, the Company granted 750,000 stock options under the Company’s option plan at a price of $5.30 per share for a five-year period to two directors and officers. The options vest as to 12.5% on June 1, 2005 and every three months thereafter.

(vi)	On March 17, 2005, the Company granted 300,000 stock options under the Company’s option plan at a price of $5.31 per share for a five-year period to an officer. The options vest as to 12.5% on June 16, 2005 and every three months thereafter.
Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $1,226,000 for the year ended March 31, 2005 (2004 - $827,000; 2003 — $23,000) for stock options granted to employees and directors. This amount was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

	Years ended March 31,
	2005	2004	2003
Dividend yield	0%	0%	0%
Risk free interest rate	3.08-3.79%	3.97%	4%
Expected life	3-5 years	5 years	5 years
Expected volatility	86-117%	148%	69%

The weighted average fair value of options granted in 2005 was $2.34 (2004 — $0.26; 2003 — $0.05).
Pro forma compensation expense
If the Company had adopted the fair value method of accounting for stock options for the year ended March 31, 2003, and included share purchase options granted to employees in the calculation of compensation expense, net loss for that year would be as follows:

Year ended March 31, 2003
Net loss as reported	$(3,458)
Compensation expense of employees	(115)

Pro forma net loss	$(3,573)

Pro forma basic and diluted loss per share	$(0.13)

     (b) Warrants
A summary of the Company’s warrants at March 31, 2005, 2004, and 2003 and the changes for the years ending on those dates is presented below:

	Years ended March 31,
	2005		2004		2003
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
Outstanding at the beginning of year	14,818,181	$0.24	5,793,181	$0.84	2,600,000	$1.56
Issued	750,000	6.25	13,500,000	0.26	3,193,181	0.26
Exercised	(13,718,181)	0.26	(2,175,000)	—	—	—
Cancelled and expired	—	—	(2,300,000)	1.70	—	—

Outstanding at the end of year	1,850,000	$2.68	14,818,181	$0.24	5,793,181	$0.84

As at March 31, 2005, outstanding share purchase warrants were as follows:

Number	Expiry Date	Exercise Price

1,100,000	April 16, 2005	$0.25
750,000	September 22, 2006	6.25

1,850,000		$2.68

13.	RELATED PARTY TRANSACTIONS
(a)	The Company paid or accrued amounts payable to officers and companies controlled by directors as follows:

	Years ended March 31,
	2005	2004	2003
Management and consulting fees	$—	$28	$33
Geological consulting	—	—	17
Interest expense	—	—	77

These transactions have been recorded at the exchange amount, which is considered by management, to approximate terms and conditions that are similar to those available from unrelated parties.
(b)	As at March 31, 2005, accounts payable and accrued liabilities include $51,675 (2004 — $51,675) due to former directors, shareholders and companies controlled by directors.

14.	SEGMENTED INFORMATION
The Company operates in one industry and as at March 31, 2005 and 2004 substantially all of the Company’s assets were located in Canada.
Revenues from customers can be attributed to the following countries:

	Years ended March 31,
	2005	2004	2003
Japan	$4,268	$—	$—
Korea	4,822	—	—
France	5,258	—	—
Italy	1,413	—	—
United Kingdom	3,914	—	—

	$19,675	$—	$—

For the year ended March 31, 2005, 100% of sales are to nine customers and 97% of accounts receivable are from two customers.

15.	CHANGES IN OPERATING WORKING CAPITAL ITEMS OTHER THAN CASH

	Years ended March 31,
	2005	2004	2003
(Increase) decrease in accounts receivable	$(5,835)	$8	$20
(Increase) decrease in prepaid expenses	(814)	(1)	—
(Increase) decrease in inventory	(3,452)	—	—
Increase (decrease) in accounts payable and accrued liabilities	4,278	79	(92)
(Decrease) increase in interest payable	—	—	(27)
Affect of foreign exchange on non-cash items	(95)	—	—

	$(5,918)	$86	$(99)

16.	INCOME TAXES
The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	Years ended March 31,
	2005	2004	2003
Statutory tax rate	36%	36%	38%
Recovery of income taxes computed at standard rates	$134	$401	$1,314
Non-deductible non-cash financing costs	—	—	(19)
Non-deductible expenses	(413)	(10)	—
Impact of higher rate on resource income	(63)	—	—
B.C. Mineral taxes	(45)	—	—
Resource allowance	170	—	—
Change in valuation allowance	140	(391)	(1,295)

Income tax expense	$(77)	$—	$—
During the year, the Company commenced commercial mining operations and became subject to B.C. Mineral tax on resource income. The Company has provided for the permanent difference between accumulated costs deductible for tax purposes and the corresponding book value. The related future income tax liability of $2,187,000 has been offset against the change in valuation allowance in the above table.
The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities are as follows:

	2005	2004
Future income tax assets
Asset retirement obligation	$233	$—
Operating loss carry-forward	3,318	1,466
Financing costs	318	1,654
Other	123	—

	3,992	3,120
Less: Valuation allowance	(80)	(3,120)

	3,912	—
Less: Current future income tax asset	2,159	—

Non-current future income tax asset	$1,753	—

Future income tax liabilities
B.C. Mineral tax	(2,187)
Property, plant and equipment	(1,577)	—

Future income tax liability	$(3,764)	$—

At March 31, 2005, the Company has approximately $9,315,000 of non-capital losses for tax purposes available at various dates until 2012, to be carried forward and applied against future income for tax purposes and approximately $189,000 of capital tax losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes. These losses expire as follows:

Year ended March 31
2006	$223
2007	336
2008	682
2009	1,114
2010	471
2011	759
2012	5,730

$9,315

17.	RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

	Years ended March 31,
	2005	2004	2003
Consolidated Statements of Operation
Net loss under Canadian GAAP	$(453)	$(1,113)	$(3,458)
Depletion rate (a)	197	—	—
Future income tax (a)	4,924	—	—
Mineral property acquisition and exploration costs	—	—	(308)
Writedown of mineral costs	—	21	2,915

Net income (loss) under US GAAP	$4,668	$(1,092)	$(851)

Basic and diluted income (loss) per share under US GAAP	$0.08	$(0.03)	$(0.03)

Weighted average number of shares - basic	58,471,023	40,560,855	28,318,672

Weighted average number of shares - diluted	60,049,505	40,560,855	28,318,672

	2005	2004
Consolidated Balance Sheets
Total assets as per Canadian GAAP	$59,856	$16,931
Increase in mineral properties due to lower base for depletion rate (a)	197	—
Increase in future income tax asset due to expensing of mineral property costs (a)	2,030	—
Decrease in mineral properties due to expensing of mineral property costs (a)	(10,323)	(10,323)

Total assets as per US GAAP	51,760	6,608

Total liabilities as per Canadian GAAP	31,579	4,880
Decrease in future income tax liability due to expensing of mineral property costs (a)	(2,894)	—

Total liabilities as per US GAAP	28,685	4,880

Total shareholders’ equity as per Canadian GAAP	28,277	12,051
Increase to mineral property for depletion (a)	197	—
Additional future income tax asset (a)	4,924	—
Decrease in mineral property costs (a)	(10,323)	(10,323)

Total shareholders’ equity as per US GAAP	$23,075	$1,728

	Years ended March 31,
	2005	2004	2003
Consolidated Statements of Operation
Operating activities
Operating activities under Canadian GAAP	$(3,682)	$(792)	$(588)
Exploration (a)	—	—	(312)

Operating activities under US GAAP	$(3,682)	$(792)	$(900)

Investing activities
Investing activities under Canadian GAAP	$(24,996)	$(2,458)	$(15)
Exploration (a)	—	—	312

Investing activities under US GAAP	$(24,996)	$(2,458)	$297

(a)	Mineral property costs
US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003. Subsequent to that date the Company has capitalized, for US GAAP purposes, acquisition and development costs as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged. During the year ended March 31, 2005, the expensing of mineral property costs for US GAAP purposes in prior years has the effect of decreasing the depletion rate and increasing future income taxes as they relate to the mineral property.
(b)	Stock-based compensation
During the year ended March 31, 2004, the Company adopted the fair valued based method of accounting under the Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, with prospective application, effective April 1, 2003, as permissible under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. Fair value accounting for stock-based compensation was also adopted by the Company under Canadian GAAP effective April 1, 2003, which substantially harmonizes Canadian GAAP with US GAAP for the year ended March 31, 2004.
The following pro forma financial information presents the net loss and loss per share for the year ended March 31, 2003 under US GAAP for the effect of fair value accounting for options issued to employees and directors.

2003
Net loss for the year under US GAAP	$(851)
Additional stock-based compensation costs	(115)

Pro forma net loss under US GAAP	$(966)

Pro forma basic and diluted loss per share under US GAAP	$(0.03)

(c)	Income taxes
Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2005, 2004 and 2003.
(d)	Recent accounting pronouncements
In March 2004, the Emerging Issues Task Force (“EITF”) issued EITF 04-3, “Mining Assets: Impairment and Business Combinations.” EITF 04-3 requires mining companies to consider cash flows related to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144. The consensus is effective for fiscal periods beginning after March 31, 2004. The adoption of EITF 04-3 did not have a material impact on the Company’s financial position, results of operations or cash flows.
On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and is assessing the effect of SFAS 123(R) on the Company’s financial statements as presented herein.
In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets – An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.
On March 17, 2005 the EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry.” The consensus indicated that costs of removing overburden and waste materials (“stripping costs”) after production begins, represent variable production costs and should be considered a component of mineral inventory cost subject to the guidance in Chapter 4 of Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins.” EITF 04-6 is effective for fiscal years beginning after December 15, 2005 and upon adoption, can be applied by either retroactively restating prior periods or using a cumulative catch-up adjustment. The Company does not believe that adoption of this Statement will have a material effect on the Company’s financial statements as stripping costs are currently treated as variable production costs.
18.	COMMITMENTS AND CONTINGENCIES
(a)	The Company has letters of credit of $50,000 and $458,000 outstanding at March 31, 2005 (2004 — $50,000).

(b)	The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Coal loading	Office equipment	Office lease	Vehicles	Total

2006	$945	$9	$34	$41	$1,029
2007	952	9	22	41	1,024

	Coal loading	Office equipment	Office lease	Vehicles	Total

2008	980	9	—	17	1,006
2009	918	7	—	—	925

	$3,795	$34	$56	$99	$3,984
(c)	The Company has entered into a series of forward exchange contracts to sell US$ at rates between 1.18134 to 1.2395 (CAD$/US$). These contracts have maturity dates ranging from April 2005 to March 2006. At March 31, 2005 the balance outstanding was US$40,100,000 with a mark-to-market loss of $81,000.

(d)	The Company has initiated a drill program to further develop reserves at the Pine Pass coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits. A budget of $2,750,000 has been allocated to the initial phase of the drill program.
19.	SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2005 the Company:
(a)	contracted with the Sedgman Group of Companies to build a coal preparation plant at its Willow Creek Coal mine site. The plant’s construction has a fixed cost component and a component subject to bonuses and penalties based on the mechanical completion date. The plant cost is US$8,456,000 (CAD$10,232,000) inclusive of maximum achievable bonus for early completion. The plant is estimated to have an annual capacity of 3.0 million tonnes, and construction is expected to be completed by Fall 2005.

(b)	is continuing to seek additional financing to repay existing indebtedness, finance construction of its coal preparation plant and provide working capital. Non-binding proposal letters have been signed with several unaffiliated institutional lenders to provide (a) a $20,000,000 operating line of credit secured upon the Company’s inventory and trade receivables and (b) $10,000,000 secured on the Company’s current production facilities. The completion of these transactions is subject to numerous conditions including completion of due diligence processes and negotiation of final documentation.

(c)	issued 1,410,000 common shares on the exercise of warrants and stock options for proceeds of $547,900.

(d)	executed an unsecured short term note with The Rockside Foundation to borrow the aggregate principal sum of US$1,000,000. The note bears interest at the rate of 10% per annum and is due on July 31, 2005.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Transition Application signed August 12, 2004 to which is attached the Notice of Articles (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.2	Notice of Alteration signed September 10, 2004 removing the pre-existing Company provisions (which is an amendment to the Notice of Articles) (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.3	Notice of Alteration signed September 10, 2004 increasing the authorized share structure (which is a further amendment to the Notice of Articles) (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.4	New Articles of Incorporation of the Company effective July 28, 2005*

1.5	Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F dated July 9, 1984)

1.6	Shareholder’s Resolution Amending the Articles of Incorporation, dated and certified July 28, 2005*

4.1	Director Stock Option Agreement and Schedule dated April 29, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.2	Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.3	Subscription Agreement and Schedule dated May 17, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.4	Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.5	Debt Settlement Amendment Agreement dated June 14, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.6	Debt Settlement Agreement dated August 2, 2002 between the Company and Walter Davidson (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.7	Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

Exhibit Number	Description of Document
4.8	Subscription Agreement dated December 18, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.9	Amending Agreement dated January 31, 2003 between the Company, Thomas O’Brien and LOGG Investment Research Inc.(incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.10	Amending Agreement dated March 3, 2003 between the Company, Thomas O’Brien and LOGG Investment Research Inc. (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.11	Subscription Agreement and Schedule dated March 5, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.12	Letter Agreement dated March 10, 2003 by and among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.13	Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.14	Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.15	Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.16	Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.17	Senior Officer Stock Option Agreement and Schedule dated March 31, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.18	Amending Agreement and Schedule dated April 7, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.19	Consulting Agreement dated April 29, 2003 between the Company and Kevin Forbes (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.20	Share Option Plan dated for reference July 10, 2003 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.21	Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

Exhibit Number	Description of Document
4.22	Coal Purchase and Financing Agreement dated as of May 18, 2004 by and among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.23	Transportation Agreement dated June 8, 2004 among Falls Mountain Coal Inc. and BC Rail Partnership (incorporated by reference to the appropriate Exhibit to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.24	Willow Creek Marketing and Agency Agreement dated May 21, 2004 among the Company, Falls Mountain Coal Inc. and Marubeni Corporation. (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.25	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 3, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.26	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 5, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.27	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.28	Memorandum of Understanding dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.29	Subscription Agreement dated December 2003 between the Company and Rockside Foundation and a schedule to attach listing additional agreements which are substantially identical (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.30	Subscription Agreement dated May 4, 2004 between the Company and Sprott Asset Management Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.31	Amended and Restated Share Option Plan dated for reference July 14, 2004 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.32	Employment Agreement dated effective January 1, 2004 between the Company and Graham Mackenzie (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.33	Inter-Creditor Agreement dated May 21, 2004 between Mitsui Matsushima Canada Ltd. and Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

Exhibit Number	Description of Document
4.34	Amendment to General Security Agreement dated May 18, 2004 among Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.35	Security Agreement dated May 13, 2004 among Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.36	Share Pledge Agreement dated May 21, 2004 among Marubeni Corporation and Pine valley Mining Corporation (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.37	Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited*

4.38	Mutual Settlement and Release made effective August 24, 2004, between Richard Palmer and Pine Valley Coal Pty Limited*

4.39	Executive Employment Agreement made effective August 31, 2004 between the Company and Jeffrey M. Fehn*

4.40	Notice of Stock Option Commitment (Director) dated September 24, 2004 between the Company and Mark T. Smith*

4.41	Credit Facility Agreement dated November 26, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation*

4.42	Employment Agreement dated January 25, 2005 between the Company and Martin Rip*

4.43	Notice of Stock Option Commitment (Employee) dated February 14, 2005 between the Company and Roy Fougere*

4.44	Notice of Stock Option Commitment (Senior Officer) dated February 14, 2005 between the Company and Martin Rip*

4.45	Notices of Stock Option Commitment (Director) dated March 9, 2005 between the Company and each of Jeffrey M. Fehn and Graham Mackenzie*

4.46	Employment Agreement dated March 11, 2005 between the Company and Samuel Yik*

4.47	Notice of Option Commitment (Senior Officer) dated March 17, 2005 between the Company and Samuel Yik*

4.48	Agreement of Purchase and Sale dated April 1, 2005 among Falls Mountain Coal Inc., Sedgman Canada Ltd. and Sedgman, L.L.C.*

4.49	Services Agreement dated April 1, 2005 among Falls Mountain Coal Inc., Sedgman Canada Company and Sedgman, L.L.C.*

Exhibit Number	Description of Document
4.50	Underwriting Agreement dated March 22, 2005 among Sprott Securities Inc., Salman Partners Inc. and Canaccord Capital Corporation, the Company, Mark T. Smith and The R. Templeton Smith Foundation*

4.51	Amendment No. 1 to the Credit Facility Agreement dated December 22, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation*

4.52	Subscription Agreement dated July 15, 2005 between the Company and Sprott Asset Management Inc.*

4.53	Notice of Stock Option Commitment (Director) dated August 24, 2005 between the Company and Robert Armstrong*

4.54	Amendment No.2 to the Credit Facility Agreement dated September 16, 2005 among the Company, Falls Mountain Coal Inc, Pine Valley Coal Ltd. and The Rockside Foundation*

4.55	Credit Facility Agreement dated September 8, 2005 by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, the Company, Falls Mountain Coal Inc. and Pine Valley Coal Ltd.*

4.56	Intercreditor Agreement dated September 16, 2005 between Royal Bank of Canada and The Rockside Foundation*

4.57	Guarantee and Postponement of Claim, dated September 16, 2005 between Royal Bank of Canada and the Company*

4.58	Amendment to the Coal Purchase and Financing Agreement dated September 15, 2004 by and among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation*

4.59	Payout Statement and Release, dated September 15, 2005 between Marubeni Corporation and Falls Mountain Coal Inc.*

4.60	Security Agreement, dated November 26, 2004, by and among Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation*

4.61	General Security Agreement — Floating Charge on Land, dated September 16, 2005, between Pine Valley Coal Ltd. and Royal Bank of Canada*

4.62	Amendment to Confidential Transportation Agreement, dated September 6, 2005, between Canadian National Railway Company and Pine Valley Coal Ltd.*

8.1	Subsidiaries of the Company*

11.1	Code of Ethics for Senior Financial Officers of the Company, including the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or person performing similar functions (incorporated by reference to Exhibit 1.6 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

Exhibit Number	Description of Document
12.2	Rule 13a-14(a) Certification by Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Chief Financial Officer*

* Filed Herewith