Form 20-F/A
period 2005-03-31
PINE VALLEY MINING CORP
filed 2005-10-03
CIK 749750

Commission File No. 000-12660

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
AMENDMENT NO. 1
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
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
501 - 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2
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
Yes   ☒                   No   ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17   ☒                   Item 18   ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes   ☐                   No   ☒

EXPLANATORY NOTE
This Annual Report on the Form 20-F/A (“Form 20-F/A”) is being filed as Amendment No. 1 to our Annual Report on the Form 20-F for the fiscal year ended March 31, 2005 filed with the Securities and Exchange Commission (“SEC”) on September 30, 2005 (the “Original Report”). Pine Valley Mining Corporation (the “Company”) is filing this Amendment No. 1 solely to correct an error by the third party financial printer pursuant to which certain information regarding the Company’s operations at the Willow Creek Coal Mine was omitted from the Original Report.
This Amendment No. 1 amends the disclosures under each of “Item 4.B.—Information about the Company—Business Overview—Location and Infrastructure of the Willow Creek Coal Mine” and “Item 4.B.—Information about the Company—Business Overview—Mining and Processing Operations” solely to include the textual information following the map that was previously omitted from the Original Report.
This Amendment No. 1 also amends “Item 19-Exhibits” to include currently dated certifications of the Company’s Chief Executive Officer and Chief Financial Officer.
This Form 20-F/A does not reflect events occurring after the filing of the Original Report for the fiscal year ended March 31, 2005, and does not modify or update the disclosure therein in any way other than to reflect this Amendment No. 1 described above. As a result, this Form 20-F/A continues to speak as of September 30, 2005.

PART I

Item 4.	Information on the Company.

B.	Business Overview.
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

BRITISH COLUMBIA
PINE VALLEY MINING
Willow Creek Coal Project
Principal Highways
Railway Mainlines (CNR)
100km 0 100 200 300 400km
SCALE
PINE VALLEY MINING
Prince Rupert
Ridley Terminals
Chetwynd
CNR
Prince George
Pacific Ocean
CNR
CNR
Neptune Terminals
Vancouver
Westshore Terminals
UNITED STATES
N

          Please see “Item 4.D.—Information on the Company—Property, Plant and Equipment”, for reserve and other information about the Willow Creek Properties.
          Mining and Processing Operations. The Company’s mining operations at the Willow Creek Coal Mine are overseen by two management employees (including Mr. Mackenzie, the Company’s CEO) located on-site and conducted by employees of the Company’s mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labor and equipment used in connection with those operations. The Company is currently negotiating the terms of a long-term contract with this contractor. In the event that the Company is unable to reach an acceptable agreement with the contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business.
          The Willow Creek Coal Mine employs conventional open pit mining techniques using truck and shovel methods to extract coal from three major seams within a 80 meter vertical section, as well as a small number of minor seams and splits of the main seams which are not always of mineable thickness or quality. Overburden is drilled and blasted with explosives and loaded onto large trucks by shovels and loaders and hauled to waste dumps outside of the pit. The mining contractor operates two hydraulic shovels and a wheeled loader to remove overburden and two smaller hydraulic shovels to load coal onto a fleet of trucks. Raw coal is then hauled to the mine’s coal crushers, where it is crushed to a predetermined size. The coal then moves on a short conveyor to an adjacent stockpiling and rail load-out facility for transportation by rail directly to port facilities.
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

PART III

Item 19.	Exhibits.
          See “Exhibit Index” on page 10.

SIGNATURES
          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: October 3, 2005

PINE VALLEY MINING CORPORATION.

By: /s/ Graham Mackenzie

Graham Mackenzie President and Chief Executive Officer

EXHIBIT 12.1
RULE 13a-14(a) CEO CERTIFICATION
I, Graham Mackenzie, certify that:
1. I have reviewed this annual report on Form 20-F/A of Pine Valley Mining Corporation;
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
Date: October 3, 2005
By: /s/ Graham Mackenzie
Graham Mackenzie
President and Chief Executive Officer

EXHIBIT 12.2
RULE 13a-14(a) CFO CERTIFICATION
I, Martin Rip, certify that:
1. I have reviewed this annual report on Form 20-F/A of Pine Valley Mining Corporation;
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
Date: October 3, 2005
By: /s/ Martin Rip
Martin Rip
Vice President, Finance and Chief Financial Officer

EXHIBIT 13.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with this Amendment No. 1 to the Annual Report of Pine Valley Mining Corporation (the “Company”) filed on Form 20-F/A for the year ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Graham Mackenzie, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 3, 2005	By:	/s/ Graham Mackenzie
Graham Mackenzie
President and Chief Executive Officer

EXHIBIT 13.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with this Amendment No. 1 to the Annual Report of Pine Valley Mining Corporation (the “Company”) filed on Form 20-F/A for the year ended March 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Rip, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 3, 2005	By:	/s/ Martin Rip
Martin Rip
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Transition Application signed August 12, 2004 to which is attached the Notice of Articles (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.2	Notice of Alteration signed September 10, 2004 removing the pre-existing Company provisions (which is an amendment to the Notice of Articles) (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.3	Notice of Alteration signed September 10, 2004 increasing the authorized share structure (which is a further amendment to the Notice of Articles) (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.4	New Articles of Incorporation of the Company effective July 28, 2005

1.5	Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F dated July 9, 1984)

1.6	Shareholder’s Resolution Amending the Articles of Incorporation, dated and certified July 28, 2005*

4.1	Director Stock Option Agreement and Schedule dated April 29, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.2	Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.3	Subscription Agreement and Schedule dated May 17, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.4	Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.5	Debt Settlement Amendment Agreement dated June 14, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.6	Debt Settlement Agreement dated August 2, 2002 between the Company and Walter Davidson (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.7	Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.8	Subscription Agreement dated December 18, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.9	Amending Agreement dated January 31, 2003 between the Company, Thomas O’Brien and LOGG Investment Research Inc.(incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.10	Amending Agreement dated March 3, 2003 between the Company, Thomas O’Brien and LOGG Investment Research Inc. (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.11	Subscription Agreement and Schedule dated March 5, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.12	Letter Agreement dated March 10, 2003 by and among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.13	Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.14	Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.15	Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.16	Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.17	Senior Officer Stock Option Agreement and Schedule dated March 31, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.18	Amending Agreement and Schedule dated April 7, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003).

4.19	Consulting Agreement dated April 29, 2003 between the Company and Kevin Forbes (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.20	Share Option Plan dated for reference July 10, 2003 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003).

4.21	Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell (incorporated by reference to Exhibit 4.33 to the

Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.22	Coal Purchase and Financing Agreement dated as of May 18, 2004 by and among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.23	Transportation Agreement dated June 8, 2004 among Falls Mountain Coal Inc. and BC Rail Partnership (incorporated by reference to the appropriate Exhibit to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.24	Willow Creek Marketing and Agency Agreement dated May 21, 2004 among the Company, Falls Mountain Coal Inc. and Marubeni Corporation. (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.25	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 3, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.26	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 5, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.27	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.28	Memorandum of Understanding dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.29	Subscription Agreement dated December 2003 between the Company and Rockside Foundation and a schedule to attach listing additional agreements which are substantially identical (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.30	Subscription Agreement dated May 4, 2004 between the Company and Sprott Asset Management Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.31	Amended and Restated Share Option Plan dated for reference July 14, 2004 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.32	Employment Agreement dated effective January 1, 2004 between the Company and Graham Mackenzie (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.33	Inter-Creditor Agreement dated May 21, 2004 between Mitsui Matsushima Canada Ltd. and Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd

(incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.34	Amendment to General Security Agreement dated May 18, 2004 among Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.35	Security Agreement dated May 13, 2004 among Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.36	Share Pledge Agreement dated May 21, 2004 among Marubeni Corporation and Pine valley Mining Corporation (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.37	Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.38	Mutual Settlement and Release made effective August 24, 2004, between Richard Palmer and Pine Valley Coal Pty Limited Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.39	Executive Employment Agreement made effective August 31, 2004 between the Company and Jeffrey M. Fehn Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.40	Notice of Stock Option Commitment (Director) dated September 24, 2004 between the Company and Mark T. Smith Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.41	Credit Facility Agreement dated November 26, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.42	Employment Agreement dated January 25, 2005 between the Company and Martin Rip Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.43	Notice of Stock Option Commitment (Employee) dated February 14, 2005 between the Company and Roy Fougere Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.44	Notice of Stock Option Commitment (Senior Officer) dated February 14, 2005 between the Company and Martin Rip Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.45	Notices of Stock Option Commitment (Director) dated March 9, 2005 between the Company and each of Jeffrey M. Fehn and Graham Mackenzie Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.46	Employment Agreement dated March 11, 2005 between the Company and Samuel Yik Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.47	Notice of Option Commitment (Senior Officer) dated March 17, 2005 between the Company and Samuel Yik Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.48	Agreement of Purchase and Sale dated April 1, 2005 among Falls Mountain Coal Inc., Sedgman Canada Ltd. and Sedgman, L.L.C. Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.49	Services Agreement dated April 1, 2005 among Falls Mountain Coal Inc., Sedgman Canada Company and Sedgman, L.L.C. Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.50	Underwriting Agreement dated March 22, 2005 among Sprott Securities Inc., Salman Partners Inc. and Canaccord Capital Corporation, the Company, Mark T. Smith and The R. Templeton Smith Foundation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.51	Amendment No. 1 to the Credit Facility Agreement dated December 22, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.52	Subscription Agreement dated July 15, 2005 between the Company and Sprott Asset Management Inc. Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.53	Notice of Stock Option Commitment (Director) dated August 24, 2005 between the Company and Robert Armstrong Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.54	Amendment No. 2 to the Credit Facility Agreement dated September 16, 2005 among the Company, Falls Mountain Coal Inc, Pine Valley Coal Ltd. and The Rockside Foundation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.55	Credit Facility Agreement dated September 8, 2005 by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, the Company, Falls Mountain Coal Inc. and Pine Valley Coal Ltd. Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.56	Intercreditor Agreement dated September 16, 2005 between Royal Bank of Canada and The Rockside Foundation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.57	Guarantee and Postponement of Claim, dated September 16, 2005 between Royal Bank of Canada and the Company Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.58	Amendment to the Coal Purchase and Financing Agreement dated September 15, 2004 by and among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.59	Payout Statement and Release, dated September 15, 2005 between Marubeni Corporation and Falls Mountain Coal Inc. Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.60	Security Agreement, dated November 26, 2004, by and among Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.61	General Security Agreement — Floating Charge on Land, dated September 16, 2005, between Pine Valley Coal Ltd. and Royal Bank of Canada Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.61 to the Company’s Annual

Report on Form 20-F for the year ended March 31, 2005)

4.62	Amendment to Confidential Transportation Agreement, dated September 6, 2005, between Canadian National Railway Company and Pine Valley Coal Ltd. Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

8.1	Subsidiaries of the Company Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

11.1	Code of Ethics for Senior Financial Officers of the Company, including the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or person performing similar functions (incorporated by reference to Exhibit 1.6 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Chief Financial Officer*
* Filed Herewith