Form 20-F
period 2006-03-31
PINE VALLEY MINING CORP
filed 2006-06-22
CIK 749750

Commission File No. 000-12660
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2006
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
75,732,878 Common Shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filed in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer☐	Accelerated filer☐	Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☑ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

CONVENTION
CONVERSION TABLE
GLOSSARY OF NAMES AND TERMS
FORWARD-LOOKING STATEMENTS

Page
C. Interests of experts and counsel	62

Item 8. Financial Information	62
A. Consolidated statements and other financial information	62
B. Significant changes	62

Item 9. The Offer and Listing	62
A. Offer and listing details	62
B. Plan of distribution	64
C. Markets	64
D. Selling shareholders	64
E. Dilution	64
F. Expenses of the issue	64

Item 10. Additional Information	64
A. Share capital	64
B. Memorandum and articles of association	64
C. Material contracts	66
D. Exchange controls	66
E. Taxation	67
F. Dividends and paying agents	71
G. Statement by experts	71
H. Documents on display	71
I. Subsidiary information	72

Item 11. Quantitative and Qualitative Disclosures About Market Risk	72

Item 12. Description of Securities Other than Equity Securities	73
A. Debt securities	73
B. Warrants and rights	73

PART II	74

Item 13. Defaults, Dividend Arrearages and Delinquencies	74

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	74

Item 15. Controls and Procedures	74

Item 16. [Reserved]	75
Item 16. A.Audit Committee financial expert	75
Item 16B. Code of Ethics	75
Item 16C. Principal Accountant Fees and Services	75
Item 16D. Exemptions from the Listing Standards for Audit Committees	76
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchaser	76

PART III	77

Item 17. Financial Statements	77

Item 18. Financial Statements	77

Item 19. Exhibits	77
EX-4.63 AMENDED AND RESTATED SHARE OPTION PLAN
EX-4.64 AMENDMENT NO 3 TO THE CREDIT FACILITY AGREE.
EX-4.65 FIRST AMENDING AGREE TO THE CREDIT FACILITY
EX-4.66 SECOND AMENDING AGREE TO THE CREDIT FACILITY
EX-4.67 ACKNOWLEDGEMENT AND AGREE DATED 12/21/05
EX-4.68 ACKNOWLEDGEMENT AND AGREE DATED 12/23/05
EX-46.9 AMENDMENT TO ASSIGN OF MATERIAL CONTRACTS
EX-4.70 EMPLOYMENT AGREEMENT
EX-4.71 FORM OF OPTION COMMITMENT
EX-4.72 FORM OF OPTION COMMITMENT
EX-4.73 FORM OF OPTION COMMITMENT
EX-4.74 IRREVOCABLE CONSENT OF TERMINATION JERREY FEHN
EX-4.75 IRREVOCABLE CONSENT OF TERMINATION MARTIN RIP
EX-4.76 IRREVOCABLE CONSENT OF TERMINATION ROY FOUGERE
EX-4.77 IRREVOCABLE CONSENT OF TERMINATION SAMUEL YAK
EX-4.78 IRREVOCABLE CONSENT OF TERMINATION BOB ARMSTRONG
EX-4.79 AGENCY AGREEMENT
EX-4.80 COMMON SHARE PURCHASE WARRANT
EX-4.81 AMENDMENT #4 TO CREDIT FACILITY AGREEMENT
EX-8.1 SUBSIDIARIES OF THE COMPANY
EX-11.1 CODE OF ETHICS
EX-11.2 CODE OF BUSINESS CONDUCT AND ETHICS
EX-12.1 CERTIFICATION BY CHIEF EXECUTIVE OFFICER
EX-12.2 CERTIFICATION BY CHIEF FINANCIAL OFFICER
EX-13.1 CERTIFICATION BY CHIEF EXECUTIVE OFFICER
EX-13.2 CERTIFICATION BY CHIEF FINANCIAL OFFICER

Convention
     The terms “Pine Valley,” the “Company,” “we,” “us” and “our” as used in this Annual Report on Form 20-F, or “Annual Report,” refer to Pine Valley Mining Corporation, a corporation organized under the laws of the province of British Columbia, Canada, and its consolidated subsidiaries, except where the context requires otherwise.
     References throughout this Annual Report to a fiscal year refer to the fiscal year ended on March 31 of that year. “Fiscal 2006,” for example, refers to the fiscal year ended March 31, 2006.
     Our financial statements are prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“U.S. GAAP”), expect as disclosed in Note 17 to the consolidated financial statements for the fiscal year ended March 31, 2006. All references to “dollars” or “$” in this Annual Report are to Canadian dollars (“CDN”) and all references to “U.S. Dollars” or “US$” are to the currency of the United States of America. Solely for the convenience of the reader, this Annual Report contains translations of certain Canadian dollar amounts into U.S. Dollar amounts at specified rates.
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

“FSI” — Free-swell index, a qualitative indicator of the tendency for coal to increase in size during combustion. Coals are rated on a scale from 1 to 9, with the values being proportional to the extent of swelling.
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
     The following table sets forth our selected consolidated financial and operating data for the Company. This selected financial data is derived from the Company’s consolidated audited financial statements and notes thereto as at March 31, 2006, 2005, 2004, 2003, and 2002. This selected financial data has been prepared in accordance with Canadian GAAP which differs in certain material respects from U.S. GAAP. A discussion of the differences between Canadian GAAP and U.S. GAAP is contained in Note 17 to the Company’s audited consolidated financial statements. The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Company. The Company has not paid any dividends on its common shares and it does not expect to pay dividends in the foreseeable future. The selected consolidated financial data set forth below should be read in conjunction with “Item 5—Operating and Financial Review and Prospects,” and the consolidated financial statements and the notes thereto and other financial information which appear elsewhere in this Annual Report.

	Year ended March 31
	2006	2005	2004	2003	2002
	(CDN $ in thousands, except share and per share data)
Amounts in accordance with Canadian GAAP:
Revenues	59,458	19,675	—	—	—
Income (loss) from continuing operations	608	(453)	(1,113)	(3,458)	(2,341)
Income (loss) from operations	608	(453)	(1,113)	(3,458)	(2,341)
Net income (loss)	608	(453)	(1,113)	(3,458)	(2,341)
Basic and diluted income (loss) per share	$0.01	$(0.01)	$(0.03)	$(0.12)	$(0.12)
Weighted average number of common shares outstanding — basic	72,381,180	58,471,023	40,560,855	28,318,672	20,007,894
Weighted average number of common shares outstanding — diluted	72,641,569	58,471,023	40,560,855	28,318,672	20,007,894
Total assets	82,129	59,856	16,931	11,125	15,050
Net assets	48,007	28,277	12,051	10,339	10,854
Net working capital (deficiency)	(11,839)	(9,742)	(3,207)	502	(1,592)
Capital stock	61,161	45,353	29,674	26,424	23,207
Commitment to issue shares	—	184	174	131	1,000
Share subscription	—	—	78	573	—
Contributed surplus	5,708	2,210	1,142	1,116	1,093
Number of common shares outstanding	75,732,878	68,886,858	48,654,519	32,073,269	24,626,185
Amounts in accordance with U.S. GAAP:
Revenues	59,458	19,675	—	—	2,349
(Loss) income from continuing operations	(2,123)	4,668	(1,092)	(851)	(2,766)
(Loss) income from operations	(2,123)	4,668	(1,092)	(851)	(2,766)
Net (loss) income	(2,123)	4,668	(1,092)	(851)	(2,766)
Basic and diluted income (loss) per share	$(0.03)	$0.08	$(0.03)	$(0.03)	$(0.14)
Weighted average number of common shares outstanding — basic	72,381,180	58,471,023	40,560,855	28,318,672	20,007,894
Weighted average number of common shares outstanding — diluted	72,641,569	60,049,505	40,560,855	28,318,672	20,007,894
Total assets	70,894	51,760	6,608	802	2,073
Net assets (liabilities)	39,980	23,075	1,728	16	(2,123)
Net working capital (deficiency)	(11,839)	(9,742)	(3,207)	502	(1,592)
Capital stock	61,161	45,353	29,674	26,424	23,207
Commitment to issue shares	—	184	174	131	1,000
Share subscription	—	—	78	573	—
Contributed surplus	5,708	2,210	1,142	1,116	1,093
Number of common shares outstanding	75,732,878	68,886,858	48,654,519	32,073,269	24,626,185
See “Item 5.A—Operating and Financial Review and Prospects -Operating Results-Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations” for comments on reconciliation of Canadian and United States Generally Accepted Accounting Principles in this Annual Report.

Exchange Rates
In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars (“CDN”).
Since June 1, 1970, the Government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar. The high and low exchange rates, the average rates (average of the exchange rates on the last day of each month during the period) and the end of the period rates for Canadian dollars, expressed in U.S. dollars, from April 1, 2001 to March 31, 2006 were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Years ended March 31
	2006	2005	2004	2003	2002
High	0.8839	0.8493	0.7879	0.6823	0.6559
Low	0.7876	0.7159	0.6791	0.6252	0.6219
Average	0.8386	0.7838	0.7399	0.6457	0.6330
End of Period	0.8562	0.8267	0.7631	0.6806	0.6275
The high and low exchange rates for Canadian dollars, expressed in U.S. dollars for each of the most recent six months were as follows:

	U.S. DOLLARS PER $1.00 (CDN.)
	Monthly
	December '05	January '06	February '06	March '06	April '06	May '06
High	0.8682	0.8780	0.8798	0.8839	0.8945	0.9095
Low	0.8524	0.8543	0.8633	0.8533	0.8531	0.8917
The exchange rate on June 21, 2006 was 0.9016.
B.	Capitalization and indebtedness.
Not applicable.
C.	Reasons for the offer and use of proceeds.
Not applicable.
D.	Risk factors.
The Company’s business involves a high degree of risk. Among the risks that investors should consider before purchasing any of the Company’s securities are the following:
Ability to Continue Operations as a Going Concern
     Note 1 to the Company’s audited financial statements discloses that the financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Note 1 also points out that the Company has a working capital deficiency of $11.839 million as of March 31, 2006, and notes that the Company’s continued existence is dependent on the ability to obtain additional loan financing, the raising of additional equity capital and the Company’s ability to sustain profitable operations.
History of Substantial Losses and No Assurance of Profitable Operations
     The Company has incurred losses since inception of $18.862 million through March 31, 2006. The Company commenced commercial operations during the March 31, 2005 fiscal year and while income of $0.608 million was realized during the year ended March 31, 2006, there can be no assurance that the Company will be able to operate profitably during future periods.

The Company’s Mining Operations are Dependent on Third-Party Contractor
     While the Company’s management provides oversight to its mining operations, those operations are conducted by a third-party contractor responsible for providing the labor and equipment used in connection with those operations. The current agreement with the Contractor expires on August 31, 2006. The Company is currently negotiating the terms of a long-term contract with this contractor. In the event that the Company is unable to reach an acceptable agreement with the Contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business.
     The Company has also experienced performance issues with the Contractor due to equipment failures such that mining activities in the first Quarter of fiscal 2007 were inadequate in order to meet the Company’s shipping schedule to customers. Despite the mobilization of additional equipment, there can be no guarantees that the Contractor will be able to make up these deficiencies and future equipment failures could have a material adverse effect on the Company’s business.
Substantial Capital, Exploration and Development Expenditures are Required at the Company’s Properties and May Exceed Company Estimates
     While the Willow Creek Coal Mine began producing coal in August 2004, the Company continues to engage in exploration and development activities at its properties, and expects to incur significant additional expenditures in connection with those activities. The Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.
     Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production. The amount of capital expenditures required will vary according to the conclusions of the Technical Report but could be substantial should the Company determine that further development of reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine, is merited.
     The Company has completed the commissioning of the equipment constructed and installed at the Willow Creek Coal Mine, consisting of a raw coal crushing and handling facility and a washplant. In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which lie less than 12 kilometers by road from Pine Valley’s coal processing and rail loading facilities. The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.
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

The Company May Need Additional Financing and There is No Assurance that Financing will be Available
     The Company had a working capital deficiency at March 31, 2006 of $11.839 million. The Company continues to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. In addition, the Company’s ability to make capital expenditures in connection with acquisitions, new mine development and major mine expansions will depend upon its ability to raise debt financing and/or issue new securities. The Company’s ability to raise additional debt financing is restricted as it has secured all of its assets under the provisions of its current debt obligations with The Rockside Foundation (“Rockside”) and Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank”).
     On June 15, 2006, the Company’s facility with Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
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
Restrictions Imposed under Debt Agreements and Debt Service and Other Requirements
     As of March 31, 2006, the Company had total principal amounts owing on debt of $16.012 million, all of which has been classified as a current liability for financial reporting purposes. The Company’s existing debt agreements impose substantial interest payment and amortization requirements on it. The Company’s ability to meet its debt service obligations and to reduce its indebtedness will depend upon its future performance, which will be subject to general economic conditions and to financial, business and other factors affecting the operations of the Company, many of which are beyond its control. If the Company becomes unable to pay its debt service charges or otherwise commits an event of default as defined in its debt agreements, the Company’s lenders may foreclose on or sell the assets of the Company. The agreements governing the Company’s existing indebtedness also contain covenants limiting its ability to borrow additional funds, to pay dividends or any other cash contributions to shareholders, to dispose of assets and may affect the Company’s flexibility in planning for, and reacting to, changes in the business, including possible acquisition activities.
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

The Company’s Sales Depend on Reliable Rail and Ship Transportation of its Coal
     The Company’s sales depend on rail and ship transportation. The Willow Creek Coal Mine is serviced by a single rail carrier. Coal is loaded into seagoing vessels at Neptune Bulk Terminals (Canada) Ltd., in North Vancouver, British Columbia and at Ridley Terminals Inc. in Prince Rupert, British Columbia.
     The Company has, in the past, experienced delays in rail service due to capacity problems experienced by the rail provider. These delays were most noticeable during the fourth quarter of fiscal 2005. Accordingly, the Company maintains an active dialogue with the rail carrier in order to plan for delivery of coal to the port. Service interruption by the rail carrier or port facility may result in lost sales and adversely affect customer relationships. Significant cost escalation for these services will serve to reduce profitability, possibly increasing the full cost of production at the Company’s operations above realized coal prices. To the extent such increases are sustained, the Company could experience losses and may decide to discontinue operations forcing the Company to incur closure and/or care and maintenance costs, as the case may be. The Company has sought to mitigate transportation risks by entering into long-term contracts for rail and port services. See “Item 4.B.—Information on the Company—Business Overview—Coal Transportation.”
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
Reliance on Long-Term Contracts Providing for Annual Pricing Adjustments
     During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices. The prices for coal shipped under these contracts may be below the current market price for similar type coal at any given time. As a consequence of the substantial volume of sales subject to these long-term agreements, the Company may have less coal available with which to capitalize on increases in coal prices if and when they arise. In addition, because long-term contracts typically allow the customer to elect volume flexibility, the Company’s ability to realize the higher prices that may be available in the spot market may be restricted when customers elect to purchase higher volumes under such contracts, or its exposure to market-based pricing may be increased should customers elect to purchase fewer tonnes. The loss of certain of its long-term contracts could have a material adverse affect on the Company’s business.
Sales under Contracts of Short-Term Duration
     During fiscal 2007, approximately 50% of the Company’s anticipated annual coal sales will be sold under contracts of one-year duration or for single shipments. These contracted sales tonnages may not be renegotiated for future years. The loss of customers could have a material adverse affect on the Company’s business.
Achievement of Forecasted Production Levels is Contingent on Permitting
     Authorization from governmental authorities will be required before the Company will be permitted to increase its production volume to a level greater than 0.9 million tonnes per year. Management filed a permit amendment application with provincial government regulators in March 2005 requesting an increase in the permitted production level from the current 0.9 million tonnes per year to approximately 2.2 million tonnes per year, which increase will accommodate the forecasted production increases. While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring.

The Company filed all required information with the regulators during March 2006. However, there can be no assurance that the requested permit amendment will be granted in a timely manner if at all. See “Item 4.B.—Information on the Company—Business Overview—Permitting”.
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
Material Risk of Dilution Presented by Large Number of Outstanding Share Purchase Options and Warrants
     As of March 31, 2006, the Company had share purchase options outstanding allowing the holders of these options to purchase 3,100,000 common shares and share purchase warrants outstanding allowing the holders to purchase 2,777,500 common shares. Directors and officers of the Company hold 2,520,000 of these share purchase options. An additional 580,000 share purchase options are held by employees of the Company. None of the share purchase warrants are held by Directors and officers. Given the fact that as of March 31, 2006 there were 75,732,878 common shares outstanding, the exercise of all of the existing share purchase options and warrants would result in further dilution to the existing shareholders and could depress the price of the Company’s shares.
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
The Company Depends on a Small Number of Major Customers
     Sales to six customers accounted for all of the Company’s net sales during fiscal 2006 (see Note 14 to the Consolidated Financial Statements). Although we expect that the relative percentage of net sales to each of our customers will change each year, we expect that, in the foreseeable future, we will be dependent on a small number of major customers during each fiscal year. The loss of any one of these major customers could have a material adverse effect on our business, results of operations and financial condition. See “Item 4.B.—Information on the Company—Business Overview-Customers and Markets”.
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
Two Affiliated Investors are in a Position to Exert Significant Influence over the Company’s Activities and Policies
     Mark T. Smith, a Director of the Company, owns approximately 16% of its outstanding common shares as of May 31, 2005, and The R. Templeton Smith Foundation, for which Mr. Smith serves as a trustee, owns approximately 7% of such shares. As a result, Mr. Smith and The R. Templeton Smith Foundation are in a position to exert significant influence over our activities and policies, including elections of Directors and other matters submitted to our shareholders for approval. In addition to the foregoing, the Company’s Chairman, Jeffrey M. Fehn, also serves as an officer of Oakwood Laboratories, LLC, a company controlled by Mr. Smith and members of his family.
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
     General Information. The Company is a corporation organized under the Company Act (British Columbia). The Company was originally formed as “Globaltex Industries Inc.” on March 5, 1993 by the amalgamation of New Lintex Minerals Ltd., a public British Columbia company (SEC file No. 0-12660) (“New Lintex”) and Willow Creek Coal Ltd., (“Willow Creek”), a wholly owned subsidiary of A.L.M Associates Corp. (“A.L.M.”) under certificate of amalgamation No. 442303. The Company changed its name to “Pine Valley Mining Corporation” on May 13, 2003. Its principal place of business is located at 501 - 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2 and its telephone number is (604) 682-4678 (e-mail: pinevalley@pinevalleycoal.com). The Company’s registered office is located at: 3000 Royal Centre, P.O. Box 11130, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 3R3.
     The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) in Toronto, Ontario, Canada under the symbol “PVM” and on the OTC Bulletin Board in the United States under the symbol “PVMCF.” Canada is the place of domicile for the Company. The Company’s fiscal year end is March 31st in each year.
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

The Pine Pass Properties include the Pine Pass, Crassier Creek and Fisher Creek deposits.
     Joint Venture Arrangements. In order to develop the Willow Creek Coal Mine, the Company and Falls Mountain on February 16, 1996 entered into a Joint Venture Agreement (the “JV Agreement”) with Mitsui Matsushima Canada Ltd., a wholly owned subsidiary of Mitsui Matsushima Co. Ltd. (“Mitsui Matsushima”), and BCR Ventures Inc., a wholly-owned subsidiary of BC Rail Ltd., a crown corporation which at that time was owned by the Province of British Columbia (“BC Rail”). BC Rail, which was subsequently acquired by Canadian National Railway Co., owned and operated the rail system serving northeast British Columbia; its main line ran adjacent to the proposed Willow Creek operation. Mitsui Matsushima is a major Japanese coal mining company. Mitsui Matsushima has been in the coal business for over 80 years, and at the time of the Willow Creek Joint Venture was actively proceeding with the expansion of its coal business outside Japan, including in Canada.
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
     Acquisition of Joint Venture Interests. Over time, differences arose among the parties to the Willow Creek Joint Venture concerning development of the Willow Creek Coal Mine, and the Company ultimately determined that it would be in its best interests to acquire a controlling interest in the mine. In January 8, 2001, the Company purchased a one-third interest in the Willow Creek Joint Venture from BC Rail for $3.9 million, thus increasing its ownership to 66.67%. On March 10, 2003, Falls Mountain and Mitsui Matsushima entered into an agreement providing the Company with the right to acquire Mitsui Matsushima’s 33 ⅓% interest in the Willow Creek Joint Venture. The agreement originally provided for a single cash payment of $6.0 million prior to December 10, 2003, and was subsequently amended to allow the purchase to be paid in installments. On January 6, 2004, the Company consummated the transaction and paid $2.0 million in cash and issued a $4.0 million note payable to Mitsui Matsushima. The final installment on this note was paid in June 2005. Falls Mountain now owns 100% of the Willow Creek Coal Mine. The Company financed the initial $2.0 million payment with proceeds from the exercise of outstanding warrants and a private placement of 8,000,000 units at $0.20 per unit.
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
     Marubeni Agreement. In order to facilitate the marketing of its coal and to provide additional financing for working capital and capital expenditures associated with mine development, the Company entered into two agreements with Marubeni Corporation, a Japanese trading company (“Marubeni”), in May 2004. Under the terms of the Willow Creek Marketing Agency Agreement (the “Agency Agreement”), Marubeni was appointed to serve as the Company’s exclusive agent for sales of Willow Creek Coal Mine coal to Japanese, Korean and Taiwanese markets. In addition, under the terms of the Coal Purchase and Financing Agreement (the “Financing Agreement”) Marubeni agreed to purchase 600,000 tonnes of coal from the company during the two years subsequent to the date of the agreement, and also agreed to provide the Company with a US$7.6 million (approximately $10.0 million) credit facility. On September 19, 2005, the entire remaining balance owing to Marubeni of approximately US$5.31 million (including a financing fee of US$36,500 and accrued interest to date) was repaid as part of the Company’s overall refinancing with the addition of a $20.0 million credit facility with Royal Bank, secured on the Company’s inventory and receivables.
     Principal Capital Expenditures. In addition to the acquisition of interests in the Willow Creek Coal Mine and adjacent properties described in the preceding paragraphs, the Company’s principal capital expenditures during the three most recent fiscal years have focused on bringing the Willow Creek Coal Mine into production, and to enhancing its capacity. Areas of specific emphasis have included mine design, mine development planning, reserve delineation, development of production cost models and estimates, and construction of mine facilities. Since April 1, 2003 to March 31, 2006, the Company has made capital expenditures of $48.406 million. Currently, the Company completed the significant capital projects associated with its Willow Creek Mine property, such projects including a raw coal crushing and handling facility and a washplant.

     The Company continues to engage in exploration and development activities at its properties, and expects to incur significant additional expenditures in connection with those activities. The Company initiated a drill program to further define reserves at its Pine Pass property for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.
     Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production. The amount of capital expenditures required will vary according to the conclusions of the Technical Report but could be substantial should the Company determine that further development of reserves at its Pine Pass property, located approximately 12 kilometers by road from the Company’s processing and rail loading facilities at the Willow Creek Coal Mine, is merited.
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
     Products. The Company’s Willow Creek Coal Mine currently produces pulverized coal injection, or PCI, and coking coal. PCI and coking coal products are important components in the steel manufacturing process. PCI coal is used for its heat value and is not typically a coking coal, although it is also used in steel manufacturing. Metallurgical coal is generally higher in carbon content and calorific value than the “thermal coal” that is used by electric utilities and industrial users to produce electricity, steam and heat. Metallurgical coal is typically sold at higher prices than thermal coal due to its special characteristics. Thermal coal is found in many parts of the world. Metallurgical coal is less abundant and is produced primarily in Australia, Canada and the United States.
     Customers and Markets. The primary markets for the Willow Creek Coal Mine’s PCI and coking coal are steel-producing countries in the Pacific Rim and Europe that import coal by means of seaborne vessels. Steel-producing countries in Latin America also represent potential markets for PCI and coking coal, although the Company has not sold any products to these markets.

     The Company has concluded sales negotiations with steel manufacturers in Asia and Europe providing for the sale of approximately 0.9 million tonnes of its PCI and coking coal products for the period from April 1, 2006 to March 31, 2007 at a weighted average price of approximately US$82 per tonne. This includes approximately 260,000 tonnes of carry over tonnage from the fiscal year ended March 31, 2006 as customers over-committed their purchases for the year. During fiscal 2006, the Company’s commercial coal shipments totaled 601,175 tonnes of PCI product (compared to 289,681 tonnes for fiscal 2005).
     The Company has contracts in place for the delivery of its PCI and coking coal products to its Asian and European customer base over multi-year terms as shown in the table below:

2007	2008	2009	2010
(JFY 2006)	(JFY 2007)	(JFY 2008)	(JFY 2009)	TOTAL

636,000	550,000	200,000	200,000	1,586,000
     The Company is also continuing negotiations for delivery of coal into its other geographic markets and currently intends to market approximately 650,000 tonnes of PCI and 350,000 tonnes of coking coal product in the fiscal year ending March 31, 2007.
     Marubeni serves as the Company’s exclusive agent responsible for the promotion, marketing and sale of Willow Creek Coal Mine PCI and coking coal to end-users in Japan, Korea and Taiwan. Marubeni receives commissions on sales of coal to end users in those countries and to other approved purchasers.
     Under terms of an Agency Agreement dated April 1, 2004, Peabody Coaltrade Australia Pty Limited (“COALTRADE”) serves as the Company’s preferred agent for promotion, marketing and sale of the Company’s metallurgical coal products in Europe, Mexico and the United States of America. COALTRADE receives commissions on sales of coal to steel mills in these countries. Subsequent to March 31, 2006, the Company has provided COALTRADE with notice of termination under that agreement in order to conduct its own promotional activities. The Company has now established local representative relationships or direct communications with all customers in Europe and the Americas to whom it is promoting it products, reflecting the enhanced management resources the Company now possesses in the marketing area with the addition of Mr. Robert Bell to the management team in February 2006.
     Sales to six customers accounted for all of the Company’s net sales during fiscal 2006 (nine customers for fiscal 2005) — see Note 14 of Notes to the Consolidated Financial Statements. Customers representing more than 10.0% of the total net sales volume for the 2006 fiscal year were POSCO (45.4%; 2005 — 24.1%) and JFE Steel Corporation (21.3%; 2005 — 11.7%). Although the Company expects that the relative percentage of net sales to each of its customers will change each year, it expects that, in the foreseeable future, it will be dependent on a small number major customers during each fiscal year. The loss of any one of these major customers could have a material adverse effect on the Company’s business, results of operations and financial condition.

     Revenues from customers can be attributed to the following countries:

	Years ended March 31,
	2006			2005		2004
Japan		$27,154,000	46%	$4,268,000	22%	$	Nil	0%
Korea		$27,027,000	45%	$4,822,000	24%	$	Nil	0%
France	$	Nil	0%	$5,258,000	27%	$	Nil	0%
Italy		$5,277,000	9%	$1,413,000	7%	$	Nil	0%
United Kingdom	$	Nil	0%	$3,914,000	20%	$	Nil	0%
TOTAL		$59,458,000	100%	$19,675,000	100%	$	Nil	0%
     Competition. The coal mining industry is highly competitive. Competition in the industry is based on price, quality and long-term deliverability to end-user markets. Large international mining companies that can supply multiple types of coal from several countries are increasingly dominating markets.
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
     Location and Infrastructure of The Willow Creek Coal Mine. The Willow Creek Coal Mine is located approximately 45 km west of Chetwynd, British Columbia and is accessible via the John Hart Highway (Highway 97) which is an all-weather paved two-lane highway. A rail siding with a 104 car capacity is located immediately adjacent to the mine, which provides ready access to rail transportation. Canadian National Railway lines provide access to shipping via Ridley Terminals in Prince Rupert, British Columbia, Neptune Bulk Terminals (Canada) Ltd. in North Vancouver, British Columbia and Westshore Terminals Ltd. in Roberts Bank, British Columbia. The following map illustrates the mine’s location and infrastructure:

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
     The Willow Creek Coal Mine employs conventional open pit mining techniques using truck and hydraulic shovel methods to extract coal from seven major seams within a 120 meter vertical section, as well as a small number of minor seams and splits of the main seams which are not always of mineable thickness or quality. Overburden is drilled and blasted with explosives and loaded onto 100 ton capacity trucks by shovels and loaders and hauled to waste dumps outside of the pit. The mining contractor operates two hydraulic shovels and a wheeled loader to remove overburden and two smaller hydraulic shovels to clean and load coal onto a fleet of trucks. Raw coal is then hauled to the mine’s coal crushers, where it is crushed to a predetermined size. The coal then moves on a short conveyor to the coal washing plant where extraneous waste material is removed prior to the finished product coal being conveyed to an adjacent stockpiling and rail load-out facility for transportation by rail directly to port facilities.

     The Company is currently producing a PCI coal with the following characteristics on a dry basis:

Ash	8.0%
Volatiles	16.0%
Sulphur	0.6%
Calorific Value	7,750 kcal/kg
     The Company’s coking coal product as currently produced has the following characteristics on a dry basis:

Ash	8.0%
Volatiles	16.0%
Sulphur	0.65%
FSI	6 - 8
     Much of the Company’s coal handling infrastructure was put in place during fiscal 2005 and the final facilities were installed and completed during fiscal 2006. The coal reclaim system and rail load-out facility and the coal crusher and stockpiling system were completed and commissioned in February 2005 (temporary facilities provided by the mining contractor were used prior to that time). The Company began construction of a coal preparation plant in April 2005. This coal preparation plant was completed and commissioned in December 2005. Prior to completion of the coal preparation plant, the Company could produce only unwashed PCI coal from two seams. Completion of the coal preparation facility now allows the Company to mine all the coal seams and wash run-of-mine coal to prepare the primary metallurgical coking coal and PCI coal products. The plant has an estimated annual feed capacity of approximately 3.0 million tonnes. Subject to provincial government approval to amend its mining permit, the Willow Creek Coal Mine’s current infrastructure, is able to produce at an annual capacity of 2.2 million tonnes.
     Coal Transportation. Processed coal is conveyed to adjacent stockpiling facilities for storage and load-out to railcars. A rail siding with a capacity of 104 cars is located adjacent to the Company’s crushing and stockpiling facility. The load-out facilities are set up to load and weigh unit trains (each train carrying up to 9,500 tonnes). A spray system coats the top of each railcar with a dust inhibitor to minimize the escape of coal dust during transportation. The Willow Creek Coal Mine is serviced by a single rail carrier. Coal is loaded into seagoing vessels at Neptune Terminals, in North Vancouver, British Columbia or at Ridley Terminals, in Prince Rupert, British Columbia. Rail service is provided pursuant to an agreement expiring in June 2009 with prices tied to tonnage levels. The contract with the rail provider does make provision for price adjustments relating to fuel surcharges and accordingly, the continued increase in oil prices could have an adverse impact on the Company’s rail costs. Neptune Terminals provides ship-loading services for the Company under an agreement expiring June 30, 2009 while the Company is currently negotiating the terms of a long-term contract with Ridley Terminals.
     Permitting Requirements. In order to develop or extend an existing coal property, it is necessary to obtain a mine permit from the applicable provincial government. In certain instances, such as when mine operations cross navigable waters or interfere with a fishery, it may be necessary to obtain permits from the Canadian federal government. The process of obtaining these permits involves disclosure of the project to the applicable authorities. If the proposed project development is of sufficient size and impact, an Environmental Impact Assessment (“EIA”) detailing the proposed components are then published for public input and, with such input the procedures and studies to be included in the EIA are finalized. The proponent must then complete the EIA and document full details of the mine development and operational plans to complete the application. The authorities review the application again with public input, and following required amendments or additions, the application is deemed complete. Dependent upon the magnitude of the project, the level of public interest and the location of the project, the regulators may then require a public hearing process. When this process is complete the regulators will either (a) approve the project, (b) request modifications to the project and approve it as modified, or (c) reject the project. Once approved the required permits are issued.
     The Company has the necessary mining permits to operate the Willow Creek Coal Mine to an annual production level of 0.9 million tonnes. A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year.

The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company filed all required information with the regulators during March 2006. However, there is no guarantee that the permit will be granted, and, if permission is delayed, the Company will be unable to increase production above current permitted levels until the new permit is received.
     Exploration and Development Activities at Pine Pass. In May 2005, the Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value. The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.
     Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.
     In addition, the Company plans to work on the Crassier Creek and Fisher Creek deposits, both of which also lie less than 12 kilometers by road from the Willow Creek Coal Mine’s coal processing and rail loading facilities. The Company does not have any plans in the immediate future with respect to the Falling Creek deposits.
C.	Organizational structure.
     The following table sets forth the significant subsidiaries owned, directly or indirectly, by us.

Name	Jurisdiction	Ownership %
Falls Mountain Coal Inc.	British Columbia	100.0
Globaltex Gold Mining Corporation	British Columbia	100.0
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
     The Company also had an inactive Australian subsidiary, Pine Valley Coal Pty. Limited. This company was deregistered and ceased to exist on November 3, 2005.
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

     The following map illustrates the location of the Company’s various coal tenures:

     The following map illustrates the location of the Company’s coal leases and the proximity of each of the Willow Creek, Pine Pass, Fisher Creek and Crassier Creek deposits to one another.
     Feasibility Studies and Reserve Data. In 1996, Norwest Corporation (“Norwest”) was commissioned to prepare a bankable feasibility study for an open pit mine at Willow Creek. The study was completed in July 1997 for use by the Willow Creek Joint Venture participants pursuant to the Joint Venture Agreement entered into on February 16, 1996 by and among the Company, Falls Mountain, Mitsui Matsushima and BC Rail. See “Item 4—Information on the Company” for more information about the Willow Creek Joint Venture. Subsequently, additional mine design was done by Norwest which resulted in a further report in February 1998. A detailed feasibility study was completed on January 14, 1999 by Norwest, Cochrane PBK Engineering, Piteau Associates and Agra Earth & Environmental.
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

     In late 2005 consultants Moose Mountain Member Corp were commissioned to review the mine design and ultimate mining boundaries based on current mining costs and coal values. In March 2006 Moose Mountain Member Corp. provided an updated Technical Report that revised the mine pit limits and revised the mining reserves.
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
     The mine plan considers eight seams for mining; three seams to be blended for a metallurgical coking product, and five seams to be blended for a low-volatile product for pulverized coal injection (PCI). The economic seams vary in true thickness from the minimum mining thickness of 1m to in excess of 7m (combined coal and parting, with in excess of 5m of coal), with an aggregate true thickness of 20m over the total mining section.
SUMMARY OF SURFACE RESERVES

		Tonnes (Millions)
				Strip Ratio
				(BCM(3):
Area	Category	Assigned(1):	Unassigned(2):	tonne coal)
Willow Creek (North and Central only)	Measured and Indicated(4)	15.1	4.0	5.0:1
Pine Pass (5)	Measured and Indicated(6)		9.5	10.15:1
(1) Assigned reserves refer to coal production which is developed or produced from past capital expenditures. These expenditures include developed and commissioned operating mines, purchased mining equipment and constructed plant facilities. Assigned reserves also include all coal which has been leased by the Company to others.
(2) Unassigned reserves, which have been measured and indicated, represent coal which has not been committed, and which would require new capital expenditures on development and commissioning of mines, purchasing mining equipment or constructing plant facilities before operations could begin on the property.
(3) BCM is bank cubic metre of waste rock.
(4) The measured and indicated reserve were calculated by Moose Mountain Member Corp. in accordance with the requirements of Canadian National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21. The reserves reported are calculated as at January 1, 2006.
(5) The Company has completed a drilling program at Pine Pass to further define the reserves for mining and reporting purposes. The results of this program are currently being evaluated and an updated Technical Report will be prepared by an independent consultant firm. Please see “Item 4.B. — Information on the Company — Business Overview” for more information. The Company has not made any other significant expenditures in connection with mining activities at Pine Pass.

(6) The measured and indicated reserve were calculated by Norwest Corporation in accordance with the requirements of Canadian National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-21.
     Environmental matters. The Company’s operations are all in Canada and are subject to environmental regulations including, but not limited to, those under the Mines Act, the Environmental Assessment Act, the Mine Development Assessment Act, the Land Act, the Forest Act, the Water Act, the Fisheries Act, the Environmental Management Act, the Coal Act and the Health Act. In addition, the Company’s mine permit contains environmental reporting requirements. The Company has established processes to enable it to file the required reports with regulators and also works closely with government regulators to ensure that it is fulfilling its environmental monitoring and reporting requirements. The Company has a full time environmental manager and retains independent environmental consultants to provide advice and monitor the effectiveness of the Company’s environmental management systems.
     Vancouver office space. The Company’s executive offices are located in leased office space in Vancouver, British Columbia. The office area is approximately 1,700 square feet. The current lease on the premises expires on November 30, 2006 and the Company has negotiated to increase the area rented to approximately 2,800 square feet which it believes will be adequate for the operation of its business for the foreseeable future due to the limited number of full-time employees to be located in the Vancouver office.
Item 5. Operating and Financial Review and Prospects.
A.	Operating results.
     The following discussion should be read in conjunction with the audited consolidated financial statements of the Company for the years ended March 31, 2006, 2005, and 2004, and related notes thereto, and with the selected data set forth. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described below under “Material Differences Between U.S. and Canadian Generally Accepted Accounting Principles,” and in Note 17 to the audited consolidated financial statements, there are no material differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the U.S. Unless otherwise indicated, all currency is reported in Canadian dollars.
Overview
SUMMARY — Presented in accordance with Canadian GAAP

(Thousands of dollars, except per unit amounts)	2006	2005	2004
Statement of operations
Revenues	$59,458	$19,675	$—
Net income (loss)	$608	$(453)	$(1,113)
Basic and diluted loss per share	$0.01	$(0.01)	$(0.03)

Volumes and Prices — Non GAAP production statistics (unaudited)
Coal production (tonnes)	674,622	377,099	—
Coal sales (tonnes)	601,175	289,681	—
Average US $ coal sales price (per tonne)	$82.94	$55.35	—
Average CDN$ coal sales price (per tonne)	$98.90	$67.92	—
     The Company began commercial operations at its Willow Creek Coal Mine during the year ended March 31, 2005. Coal mining commenced in August 2004 and coal shipments to customers have been made since September 2004. The decision to develop the Willow Creek Coal Mine was in response to increasing coal prices and strong demand for low volatile metallurgical coal that emerged in early 2004.

     Significant highlights during the year ended March 31, 2006 were:
•	production and sales to customers;

•	financing activities;

•	development of coking coal product;

•	construction of coal preparation plant;

•	exploration of Pine Pass property;

•	updated analysis of Willow Creek reserves;

•	graduation to the Toronto Stock Exchange; and

•	changes to management team.
Production and sales
     The Company realized sales of 601,175 tonnes of PCI product at an average sales price for the year of $98.90 per tonne (US$82.94). These sales consisted of tonnages carried forward from the previous fiscal year and under 2006 fiscal year contracts.
     The total volume of coal mined during the year was 674,622 tonnes compared to 377,099 for the fiscal year ended March 31, 2005. This increase reflects the full year of production for fiscal 2006 and the increased infrastructure in place at the Willow Creek mine site. Production was lower than anticipated for the year, primarily due to higher strip ratios and reduced customer demand during the period of October and November 2005. Development efforts relating to the Company’s coking coal resources also contributed to the reduction as the Company determined to mine and wash a bulk sample of coking coal and to distribute that sample to prospective customers.
     The Company’s mining operations at the Willow Creek Coal Mine are overseen by two management employees (including Graham Mackenzie, the Company’s CEO), located on-site, and are conducted by a mining contractor, Tercon Construction Ltd. The contractor is responsible for providing the labour and equipment used in connection with the mining operations. The Company is continuing to negotiate the terms of a long-term contract with this contractor and is currently operating under an interim agreement that expires on August 31, 2006. In the event that the Company is unable to reach an acceptable agreement with the contractor, its operations could be disrupted, which could have a material adverse effect on its business.
Financing activities
     The Company has engaged in a variety of significant financing activities during and subsequent to the year ended March 31, 2006. These are described in detail under “Liquidity, Financial Condition and Capital Resources” in this MD&A. In summary, financing activities included the following items:
•	Repayment of the final $1 million due to Mitsui Matsushima Canada Ltd.;

•	Repayment of the Company’s facility with Marubeni Corporation;

•	Entering into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a Division of Royal Bank of Canada; and

•	Completing two private placements for total gross proceeds of $15.138 million.
     In addition, the Company has obtained an extension on its loan from The Rockside Foundation from June 30, 2006 to September 30, 2006 and is currently seeking to obtain additional debt financing, having entered into an engagement letter with an independent financial advisor.
Development of coking coal product
     The Company commenced the initial overburden removal on its coking coal seams in October 2005 in order to be able to extract a small amount of coking coal to wash in production mode following completion of the coal preparation plant late in 2005.

This enabled the Company to perform sample analysis and provide drum samples to current and interested prospective customers. The Company sent samples to a highly respected independent laboratory to conduct coking tests on the product. Both the test results and feedback from customers have been favourable, indicating that the coking coal produced at the Willow Creek mine compares with the best quality coals produced in Canada.
     In early June 2006, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.
Construction of coal preparation plant
     Commissioning of the coal preparation plant commenced on October 10, 2005 and was completed in December 2005. The total cost of the plant and related capital additions is as follows:

Component	Cost ('000s)
Building	$4,122
Equipment	4,296
Engineering	2,273
Tailings pond	875
Water	273
Capitalized interest	693

TOTAL	$12,532

     The major elements for construction of the plant had been awarded to the Sedgman Group of Companies (“Sedgman”) for a contracted cost of US$8.456 million ($9.809 million at an exchange rate of 1.16 Canadian to the $1.00 US), inclusive of the maximum achievable bonus for early completion. The actual Sedgman amount included in the costs above was US$8.219 million. The total budgeted cost for the coal preparation plant was $11.7 million (excluding capitalized interest charges).
     With the completion of the coal preparation plant the Company has the necessary infrastructure in place to be able to meet its planned production of approximately 1.2 million tonnes for the year commencing April 1, 2006. The achievement of these production rates is dependent upon receipt of approval for the amendment to the Company’s current mine permit as discussed later in the “Outlook” section.
Exploration of Pine Pass Property
In May 2005, the Company initiated a drill program to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standards, provide geological data to develop a mine plan and initiate environmental testing necessary to obtain mine permits. This is viewed as a key medium-term objective in order to continue to develop the Company and add shareholder value. The budget assigned to the initial phase of the drill program was $2.75 million and as of March 31, 2006, $2.722 million had been incurred. An additional $0.872 million has been expended on the property to obtain background information that will be required for future permit applications, to comply with necessary environmental obligations and for consultants to manage the project and perform analysis on the samples drilled.
     Final drilling was completed in early November 2005 and the Company has engaged an independent consultant to complete more detailed reserves definition for Pine Pass and a mine plan. The Company will also be required to perform extensive environmental analysis and apply for a mine permit prior to production commencing. These events are not certain to occur and could delay any plans to bring the Pine Pass property into production.

Willow Creek Reserves
     The Company issued an updated Technical Report prepared by Moose Mountain Member Corp. that determined increased coal reserves at its Willow Creek mine calculated at January 1, 2006. The revised reserve represents an increase of more than 35% in saleable product coal to 14.798 million tonnes (“Mt”) compared to 10.859 Mt reported in the Company’s previous Technical Report filed on SEDAR in July 2005 (as reconciled for subsequent mining activity). Of the increase in reported saleable product, 3.679 Mt relate to coking coal and 0.26 Mt to PCI taking the total for each type of saleable product coal to 7.722 Mt and 7.076 Mt respectively.
     The updated Technical Report is based upon revised detailed pit design and economic analyses. The table below summarizes and reconciles the revised coal reserves at the Willow Creek Mine:

	Recoverable ('000's	Saleable ('000's
Category	tonnes)	tonnes)

Current Reserves (1)	19,083	14,798
Previous Reserves (2)	13,531	10,859

Increased Reserves	5,552	3,939

(1) Total measured and indicated reserves at January 1, 2006 per updated Technical Report of March 2006.

(2) Total measured and indicated reserves at March 31, 2005 per Technical Report of July 2005 less coal mined for the period from April 1, 2005 to December 31, 2005.
     The saleable coal volumes as split between coking and PCI coal have been revised as follows:

Category	Coking ('000's tonnes)	PCI ('000's tonnes)

Current Saleable	7,722	7,076
Previous Saleable	4,043	6,816

Increased Saleable	3,679	260

     The additional coking coal reserves arise as a result of expanding the boundaries of the mining area from the previous plan using economic analysis based upon prevailing market prices and anticipated future mining costs. The increase to the PCI reserves results from the reclassification of Seam 3 from coking coal to PCI. The average stripping ratio for the reported reserves is 5.0 bcm of waste per tonne of recoverable reserve.
     The Technical Report has been developed, in compliance with National Instrument 43-101, by the Independent Qualified Persons Mr. Robert J. Morris, M.Sc., P.Geo. and Mr. James H. Gray, P.Eng., who have reviewed and approved this statement
     The updated reserves at the Willow Creek mine support the Company’s intention to increase coking coal as a percentage of total sales as it seeks to develop new markets and increase contracted tonnage commitments.
Graduation to the TSX
     On December 22, 2005 the Company commenced trading on the Toronto Stock Exchange (“TSX”) under the symbol PVM. The Company de-listed from the TSX Venture Exchange on December 21, 2005. A total of 85,643,145 common shares of the Company were listed on the TSX, of which 75,702,878 were available for trading with 9,940,267 common shares reserved for future issue.

Changes to Management Team
     On June 21, 2006, the Board of Directors accepted the resignation of Mr. Graham Mackenzie from the position of President and CEO of the Company, subject to the final determination of the date of resignation. Mr. Mackenzie is leaving the management of the Company for personal reasons but will remain as a Director. Upon the effective date of Mr. Mackenzie’s resignation, Mr. Robert Bell will be appointed as President and CEO of the Company.
     Mr. Bell joined the Company on February 27, 2006 from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry. He graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen’s University. He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.
     Mr. Roy Fougere, currently the Assistant Mine Manager, has been appointed General Manager of the Willow Creek mine responsible for all site operations. Mr. Fougere has extensive engineering, project, and operations experience that make him well suited to his new position.
Fiscal year ended March 31, 2006 compared to fiscal year ended March 31, 2005
Revenue
     Revenues from coal sales for the year ended March 31, 2006 were $59.458 million based upon 601,175 tonnes of PCI product shipped to customers and representing an increase from the prior year of $39.783 million or approximately 202%. The realized average sales price for the year was $98.90 per tonne (US$82.94) compared to $67.92 (US$55.35) for fiscal 2005.
     As the Company’s sales agreements are all denominated in U.S. dollars, its reported revenues were negatively affected by the continued strong Canadian dollar compared to the U.S. dollar in the period. The average exchange rate during the year ended March 31, 2006 was 1.19 compared to 1.28 for the prior year. To manage exposure to currency fluctuations, the Company has utilized foreign exchange forward contracts, as discussed below.
     The Company’s sales for the year were lower than anticipated resulting from customer requests to delay shipments of coal for the months of October and November due to their over- commitments and lack of available storage space. Accordingly, the Company did not record any coal sales for the months of October and November 2005, with shipments resuming in December 2005. Typically, sales contracts provide for shipments of committed tonnes to be made evenly over the course of the year. Accordingly, the Company does not anticipate such delays being an ongoing trend.
     For the fiscal year ending March 31, 2006, the Company contracted to sell 735,000 tonnes, primarily of PCI coal as well as some coking coal, to its Asian and European customer base at a weighted average price of approximately US$103 per tonne. Furthermore, as discussed in the “Outlook” section below, the Company is anticipating that a significant portion of the 2006 fiscal year contracted tonnage not sold as a result of customer requested delays in shipment will be carried over at current year prices to the next fiscal period.
Cost of Operations
Non-GAAP production statistics (unaudited)

	Year ended March 31,
(Thousands of dollars, except per unit
amounts)	2006	2005	2004

Coal sales (tonnes)	601,17	289,681	Nil
Product coal produced (tonnes)	674,62	377,099	Nil

Mining and transportation costs	$44,213	$16,239	$—

Less: Selling and non-production costs included in mining and transportation	$(2,080)	$(826)	$—

Mining, transportation and port receiving costs	$42,133	$15,413	$—

Mining, transportation and port receiving costs (per tonne)	$70.09	$53.21	$—

     Major components of the Company’s cost of operations are as follows:
•	Mining costs related to the movement of rock overburden in order to extract raw coal. A considerable amount of rock must be blasted and removed in order to access coal seams. In addition, the coal mined is transported by truck from the open pit to the plant facilities.

•	Transportation costs associated with rail transportation of the Company’s coal to Neptune Bulk Terminals in North Vancouver and Ridley Terminals in Prince Rupert, related terminal costs and other miscellaneous costs associated with coal handling and quality sampling at the mine site.

•	Fees at the port for receipt of coal and the subsequent loading on to ships, in addition to marketing commissions due to sales agents.

•	Administrative costs related to the maintenance and operation of offices and plant facilities at the Willow Creek mine site.

•	Depletion costs included in cost of operations reflect the expensing of the initial property development costs to operations as the minerals are extracted and sold. Depreciation and amortization costs included in cost of operations reflect depreciation on equipment, buildings, and other facilities engaged directly in extraction and ordinary treatment processes.
     The Company utilizes a non-GAAP financial measure to determine the production cost per tonne of coal sold, such measure including all direct mining, processing and transportation costs to bring the coal to the port. This financial measure enables the Company to determine its average cost of production and hence efficiency with regard to mining and transportation operations, without the effect of selling costs, compliance and new product sampling costs, general and administrative overhead and non-cash charges such as depletion and depreciation, such items being outside the direct control of the mine operations. Utilizing such a measure, the cash cost per tonne for product sold in the year relating to direct costs for mining, processing, transport and port receiving charges (the “production cost”) was $70.09 (compared to $53.21 for the preceding year). To facilitate a better understanding of this measure a reconciliation of this factor to the audited consolidated financial statements “mining and transportation costs” for the period ended March 31, 2006 is provided in the table above.
     Total cost of operations for the year ended March 31, 2006, was $51.076 million compared to $18.111 million for the year ended March 31, 2005. The increase in the production costs is attributable to the following significant factors with regards to the mining and facility operating costs:
•	Average strip ratios relating to product sold during the year ended March 31, 2005 were 5.63:1 compared to 7.85:1 for the year ended March 31, 2006. The impact of these higher strip ratios amounted to an increased cost per tonne of approximately $11.30 for the March 31, 2006 year. Strip ratios have been running at higher than anticipated levels over recent periods due to an anticline roll in a PCI coal seam that required additional overburden removal. Additional discussions relating to strip ratios are included in the “Outlook” section in this MD&A.

•	As part of the ongoing negotiations with the Company’s mining contractor (Tercon Construction Ltd.) revised coal and waste mining rates became effective in September 2005. These revised rates contributed to an increase of approximately $1.60 per tonne for coal sold in the year ended March 31, 2006 compared to the immediately preceding year. The increased rates charged by Tercon are directly affected by the mining strip ratios.

•	Approximately $2.40 per tonne relates to increased costs as a result of the Company operating both a raw coal crushing and handling facility and a washplant during the year ended March 31, 2006. The crushing and handling facility was completed in February 2005 and the washplant in December 2005.

•	The Company continued to incur the cost of fuel surcharges which reflect the continued high commodity cost of oil in world markets. These surcharges relate to both rail and services provided by the Company’s mining contractor. The total fuel surcharge costs in the year ended March 31, 2006 amounted to $3.47 per tonne of product coal sold compared to $0.95 per tonne for the year ended March 31, 2005. These fuel surcharge costs are included in the Company’s production cost per tonne.
     Selling costs for the year totaled $4.03 per tonne ($3.83 for the year ended March 31, 2005). These costs include selling commissions, port charges relating to vessel loading and costs associated with coal sampling. Selling costs were higher on a per tonne basis compared to the prior year primarily as a result of comparatively higher commission costs based on the higher average sales price realized compared to the year ended March 31, 2005. Administrative/amortization costs totaled a combined $8.54 per tonne ($3.36 for the year ended March 31, 2005).The increase in administrative/amortization per tonne costs relates to the increased charges for depreciation of plant and equipment given the full year of operations in fiscal 2006.
Other Expenses
     General and administrative expenses not directly related to mining operations at the Willow Creek mine totaled $6.625 million (11.1% of revenues) for the year ended March 31, 2006 compared to $3.082 million (15.7% of revenues) for the year ended March 31, 2005. This represents an increase of $3.543 million from the equivalent period in the prior year. The increase can be attributed to the significantly higher activity level within the Company as it has developed and added to its infrastructure as well as performing more activities in all areas of the business as operational activities developed. The decrease in expenses as a percentage of sales relates to the increased revenues resulting from a full year of mining operations for fiscal 2006 compared to only six months of sales in fiscal 2005.
     Salaries and stock-based compensation for the year ended March 31, 2006 increased by $2.628 million compared to the prior year (from $1.812 million or 9.2% of revenues in fiscal 2005 to $4.44 million or 7.5% of revenues in fiscal 2006). Stock-based compensation expense increased by $2.3 million for the year ended March 31, 2006 compared to the year ended March 31, 2005. The overall increased salary and stock-based compensation costs arose as a result of the Company’s decision to enhance its management capabilities through the addition of new personnel during and subsequent to the fourth quarter of the fiscal year ended March 31, 2005 and as part of the Company issuing further stock options to key team members in March 2006 so as to retain key personnel in light of escalating wages and in context of a tight labour market for experienced mining personnel. The stock-based compensation expense value has been calculated using the Black-Scholes valuation method and assumptions as described in the “Critical Accounting Estimates” section below.
     Office and general expenses increased from $171,000 (0.9% of revenues) for the year ended March 31, 2005 to $770,000 (1.3% of revenues) in the current year. The increased expenditures are reflective of the increased volume of activity at the Company and specific additional areas are insurance coverage (primarily Directors and Officers liability and property insurance for the mine infrastructure) and travel costs required as part of the Company’s ongoing activities to maintain ongoing dialogue with customers and the investment community.
     Filing and transfer agent fees increased during the year ended March 31, 2006 to $252,000 (1.3% of revenues) from $88,000 (0.4% of revenues) in the prior year. These additional costs reflect the Company’s successful application to graduate to the TSX during the year.
     Interest and financing costs increased by $1.129 million for the year ended March 31, 2006 compared to the prior year (from $0.889 million or 4.5% of revenues to $2.018 million or 3.4% of revenues) as the Company carried higher levels of debt to fund completion of the Willow Creek mine’s infrastructure. During the period from October 1, 2004 to March 31, 2006, the Company’s overall term debt and operating line utilization increased from $9.808 million to $16.012 million which increased interest costs. The Company also incurred increased financing costs pursuant to its negotiations with several potential lenders during the current fiscal year and the note from The Rockside Foundation for which bonus shares have been included as financing fees.

     The Company recorded a gain on foreign exchange of $1.36 million (2.3% of revenues) for year ended March 31, 2006 ($2.006 million or 10.2% of revenues for the year ended March 31, 2005). As the Company’s debt consists primarily of US dollar loans, the weakening of the US dollar relative to the Canadian dollar has resulted in an unrealized exchange gain to the Company. During the year, the US to Canadian dollar exchange rate moved from 1.21 to 1.16, while the prior year ended March 31, 2005 saw the exchange rate move from 1.31 to 1.21. The gain in the current year was less than that experienced in 2005 due to the relatively smaller exchange rate movement.
     The Company’s coal sales contracts are denominated in US dollars and the fluctuation of the exchange rate value of the Canadian and United States dollars directly impacts the revenues realized on these sales. The Company had entered into forward contracts for Canadian dollars to establish a partial hedge against exposure to currency fluctuations. A weaker US dollar compared to previously negotiated forward contract rates during the current year resulted in a foreign exchange gain. As of March 31, 2006, the Company had exercised all remaining forward contracts to sell US dollars and is currently evaluating, subject to availability on its operating line, whether or not to enter into additional forward contracts.
     The Company has recognized a future income tax expense of $0.299 million for the year ended March 31, 2006 (2005 — $32,000). The Company has also recognized a mining tax expense of $0.207 million relating to British Columbia Mineral Taxes for mining activities at the Willow Creek mine. A reconciliation of income taxes for each of the past three years is shown below:

	Years ended March 31,
	2006	2005	2004
Statutory tax rate	34%	36%	36%
(Expense) recovery of income taxes computed at standard rates	$(384)	$134	$401
Non-deductible expenses	(945)	(413)	(10)
Tax benefit not recognized in period the benefit arose	520	—	—
B.C. Mineral taxes	(174)	(45)	—
Resource allowance	480	107	—
Other	75	—	—
Change in valuation allowance	(78)	140	(391)

Income tax expense	$(506)	$(77)	$—

     The amounts recognized by the Company are estimates subject to a variety of factors that could impact the exact rate at which the Company is taxable, including, but not limited to, its ability to continue to achieve profitable operations, the availability and use of its income tax loss carryforwards and other tax assets.
Net Income (Loss)
     As a result of the foregoing, the Company realized consolidated net income for the year ended March 31, 2006 of $0.608 million (or $0.01 per share) as compared to net loss of $0.453 million for the year ended March 31, 2005.
Critical Accounting Estimates
     The Company’s consolidated financial statements are prepared in accordance with GAAP in Canada and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities (if any). The Company’s management makes assumptions that are believed to be reasonable under the circumstances and that are based upon historical experience, current conditions and expert advice. These estimates are reviewed on an ongoing basis for updated information and facts. The use of different assumptions would result in different estimates, and actual results may differ from results based on these estimates.

     A summary of the Company’s significant accounting policies is included in Note 2 to the consolidated financial statements for the year ended March 31, 2006. The following is a discussion of the accounting estimates that are significant in determining our financial results:
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
Inventory
     Inventory is carried at the lower of cost and market value. Cost is determined on the weighted average basis. Market value is defined as net realizable value for finished goods. The net realizable value is an estimate based upon various factors, including market conditions, and may be adjusted with future changes to selling prices.
Mineral properties, plant and equipment
     (i) Mineral property, plant and equipment
     Operating mineral properties, plant and equipment are carried at cost less accumulated depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Initial removal costs of waste rock are included in mineral property costs. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.
     Mineral property costs are amortized on a unit-of-production method over the property’s estimated reserves. Changes to the reserve basis are taken into account prospectively. The depletion base used in the current year was the value of the property and development costs at March 31, 2005 ($26.194 million), adjusted quarterly for new additions to the mineral property. Depletion is recognized as a cost over the life of the mine on a per tonnage charge. The depletion base will be adjusted at the end of each reporting period to reflect the full development costs as construction and development projects are completed.
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
     (ii) Non-producing properties
     The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues and government assistance, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned. Costs pertaining to properties developed to production are amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned are written-off.
     The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60% of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.

Asset retirement obligation
     Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised, and amortized to earnings over the asset’s estimated useful life. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of reserves. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and also remediation practices employed. Management evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.
Stock-based compensation
     The Company applied the fair-value method of accounting in accordance with the recommendations of CICA 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Years ended March 31,
	2006	2005	2004
Dividend yield	0%	0%	0%
Risk free interest rate	3.2 - 3.99%	3.08 - 3.79%	3.97%
Expected life	3 years	3 - 5 years	5 years
Expected volatility	75%	86 - 117%	148%
Changes in Accounting Policies including Initial Adoption
     No new accounting policies were adopted by the Company in the year ended March 31, 2006.
Non-Monetary Transactions
     CICA Handbook section 3831, “Non-Monetary Transactions,” will be applicable to the Company with its fiscal year commencing April 1, 2006. We do not believe that adoption of this recommendation will have a material impact on reported operations of the Company.
Financial Instruments, Comprehensive Income and Hedges
     The CICA has issued three new sections to the Handbook — section 3855, “Financial Instruments — Recognition and Measurement,” section 1530, “Comprehensive Income” and section 3865, “Hedges.” These recommendations will be applicable to the Company with its fiscal year commencing April 1, 2007 and deal with matters such as when to recognize financial instruments on the balance sheet, how to measure them, how to account for gains and losses, and when and how to apply hedge accounting. The Company does not anticipate that this will have a material effect on its reported operations.
Stripping Costs Incurred in the Production Phase
     The CICA Emerging Issues Committee has issued EIC 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation.” This recommendation will be applicable to the Company with its fiscal year beginning April 1, 2007 and determines that stripping costs are to be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in inventory produced during the period the stripping costs are incurred. However, stripping costs should be capitalized if the activity can be shown to represent a betterment to the mineral property such as providing access to sources of reserves that will be produced in future periods. The Company does not anticipate that this will have a material effect on its operations.
Comparison of Canadian GAAP and United States GAAP as applicable to the Company’s operations.
(a)	Mineral property costs
     U.S. GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process. For U.S. GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003 and those related to the Pine Pass drill program during the current year. Subsequent to March 31, 2003, the Company capitalized, for U.S. GAAP purposes, acquisition and development costs at its Willow Creek property as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged. During the year ended March 31, 2006, the expensing of mineral property costs for U.S. GAAP purposes in prior years has the effect of decreasing the depletion charge by $0.584 million (2005 — $0.197 million) and increasing (reducing) future income tax asset (liability) as they relate to the mineral property by $1.381 million and $3.208 million respectively (2005 — $2.03 million and $2.894 million respectively). The amount written down under U.S. GAAP in the year ended March 31, 2006 relating to the Pine Pass drill program amounted to $2.877 million. The overall result of these changes resulted in a net loss for U.S. GAAP purposes of $2.123 million ($0.03 per share — basic and diluted) compared to net income of $0.608 million under Canadian GAAP ($0.01 per share — basic and diluted).
(b)	Income taxes
     Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2006, 2005 and 2004.
(c)	Recent accounting pronouncements
     On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and does not believe that this Statement will have a material impact on the Company’s financial statements once adopted.
     In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets — An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.
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
     In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We do not believe that the adoption of SAB No. 107 will have a material impact on our consolidated financial statements.
     In March 2005, the FASB issued interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” — an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized of the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.
     In May 2005, the FASB issued SFAS Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a material impact on the Company’s financial statements.
     In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company does not anticipate that the implementation of this statement will have a significant impact on our results of operations.
     In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We do not believe that this transition method will have a material impact on the Company’s financial statements.

Fiscal year ended March 31, 2005 compared to fiscal year ended March 31, 2004
Revenue
     For the period to March 31, 2005, the Company entered into agreements to sell 523,000 tonnes of its PCI product at a weighted average price of approximately US$55 per tonne. These contracts were with customers representing the leading steel producers in Asia and Europe. All of the Company’s current contracted sales were for export.
     Actual sales for the year ended March 31, 2005 were $19.675 million representing 290,000 tonnes of product. The realized average sales price for the year was $68 per tonne (US$55). The remaining 233,000 contracted tonnes were carried over for delivery to customers in the fiscal year beginning April 1, 2005. The shortfall in tonnage sold under contract was due to rail service delays, particularly through January to March and later than planned completion of the Willow Creek processing plant as a result of adverse weather conditions and the later than scheduled acquisition of certain critical equipment. No coal sales were realized for the year ended March 31, 2004 as the Company had not commenced commercial operations at the Willow Creek Coal Mine at that date.
Cost of Operations
     As described earlier in this Form 20-F, the Company utilizes a non-GAAP financial measure to determine the average production cost per tonne of coal sold. Utilizing such a measure, the cost per tonne for product sold in the year ended March 31, 2005 was $53.21. To facilitate a better understanding of this measure a reconciliation of this factor to the audited consolidated financial statements for the year ended March 31, 2005 is provided in the table above.
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
     Interest and financing costs increased by $0.805 million over the prior year due primarily to higher levels of debt incurred to fund completion of the Willow Creek Coal Mine’s infrastructure and to begin mine operations. Accordingly, during the year the Company took on increased levels of debt, increasing from $4.0 million to $20.199 million. The Company also incurred an increase in interest and financing costs due to the note from The Rockside Foundation which bore interest at 10% and included additional costs related to bonus common shares incurred as financing fees. Please see “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources” for more information with respect to the note from The Rockside Foundation.
Net Loss
     As a result of the foregoing, the Company realized a consolidated net loss for the year ended March 31, 2005 of $0.453 million or $0.01 per share.
B.	Liquidity and Capital Resources.
     As at March 31, 2006, the Company had cash of $0.817 million and a working capital deficiency of $11.839 million compared to cash and a working capital deficiency of $2.2 million and $9.742 million at March 31, 2005 respectively. This deficit reflects the classification on the entire $16.012 million of the Company’s indebtedness as a current liability of March 31, 2006. The Company’s outstanding indebtedness consists primarily of borrowings from Royal Bank Asset Based Finance, a Division of Royal Bank of Canada (“Royal Bank” or “Bank”) and The Rockside Foundation (“Rockside”) used to fund capital expenditures, general and administrative expenses, and working capital for the development of the Willow Creek Coal Mine.
     The Company engaged in several significant financing activities during the year ended March 31, 2006. Activities relating to debt financing included:
•	During the year ended March 31, 2004, the Company issued a $4.0 million promissory note to Mitsui Matsushima Canada Ltd., in payment of a portion of the purchase price for its one-third interest in the Willow Creek Coal Mine. During the quarter ended June 30, 2005, the Company repaid the final installment of $1.0 million due on the note.

•	During the year ended March 31, 2005, the Company entered into an agreement with Marubeni Corporation (“Marubeni”) to borrow up to US$7.6 million, to be drawn on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest payments were payable quarterly and the principal was due no later than March 31, 2006. In September 2005, the entire remaining balance owing to Marubeni was repaid as part of the Company’s overall refinancing with the addition of a $20 million credit facility with Royal Bank (as described below).

•	On June 15, 2005, the Company was loaned US$1 million pursuant to a promissory note with Rockside. Interest was payable on the note at a rate of 10% per annum calculated and payable at maturity. The note was unsecured and due on demand at any time after July 31, 2005. This note was repaid by the Company prior to July 31, 2005.

•	On September 16, 2005, the Company entered into a working capital credit facility of up to $20 million with Royal Bank. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly. In addition, a second amendment was entered into with Rockside whereby the due date for repayment of the loan was extended for a period of 10 weeks from November 29, 2005 to February 6, 2006. During the aforementioned extension period interest was to be paid at a rate of 12% per annum with no bonus shares being issued (compared to the rate to November 29, 2005 of 10% per annum plus bonus shares up to 10% of the value of the loan). On November 23, 2005 a third amendment to the agreement with Rockside was entered into whereby the due date for repayment of the loan was extended from February 6, 2006 to June 30, 2006 with all other terms remaining unchanged. A fourth amendment was completed on June 15, 2006 whereby the terms of repayment were further extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

     The Company also engaged in equity financings during the year ended March 31, 2006 as follows:
•	340,000 options were exercised for proceeds of $303,300;

•	1,100,000 warrants were exercised for proceeds of $275,000.

•	In July 2005, the Company completed a private placement of 1,250,000 common shares at $4.00 per share for total gross proceeds of $5,000,000.

•	In December 2005, the Company completed a private placement of 4,055,000 units at a price of $2.50 per unit for total gross proceeds of $10.138 million. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. Net proceeds from the private placement amounted to $9.309 million.
     The Company realized cash inflows from operating activities of $8.142 million for the year ended March 31, 2006 compared to negative cash flows of $3.63 million for the year ended March 31, 2005. The Company increased the quantity of inventory on hand as at March 31, 2006 compared to prior periods as a result of anticipated shipments to customers in early April 2006. This resulted in increased working capital requirements which were offset by increased accounts payable and accrued liabilities at March 31, 2006.
     Financing activities provided net cash inflows of $10.228 million for the year. Net loan receipts of $5.675 million were drawn on the Royal Bank operating line (out of a total facility of $20 million). For the year ended March 31, 2006, the Company incurred cash expenditures of $0.466 million related to fees incurred negotiating with financial institutions for an operating line of credit. The Company continued to make substantial payments on investing activities related to the construction of its coal preparation plant and the exploration program on Pine Pass. This resulted in cash outflows of $19.762 million for the year.
     The result of these cash flows was a decrease in cash for the year ended March 31, 2006 of $1.383 million, after incorporating the effect of the foreign exchange rate on cash. The Company continues to monitor its cash flows closely so as to ensure that amounts drawn on its Royal Bank operating line are sufficient for current operational purposes.
     On June 15, 2006, the Company’s loan from Rockside was amended such that the terms of repayment were extended from June 30, 2006 to September 30, 2006. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
     There can be no assurance that alternate financing, or any additional debt or equity financing that the Company may require in future periods, will be available in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.
     To date, while the Company has overall realized cash inflows from sales of its PCI product, it has continued to depend upon debt and equity financing in order to fund exploration and development programs and its working capital requirements. To the extent that the Company’s cash flow from operations is lower than expected, it will have to continue its reliance upon equity issuances and debt to fund operations.

Outlook
     The Company’s financial results are highly dependent upon factors including supply and demand in both the steel and metallurgical coal markets, coal prices, production and sales volumes, the U.S./Canadian dollar exchange rate and production costs (including strip ratios).
     The information set forth below consists primarily of forward-looking statements. You should refer to the information under the caption “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” included on page 4 of this Form 20-F in considering those statements.
Sales and Marketing Initiatives
     Sales of the Company’s coal products are generally made under long-term contracts for which annual prices are negotiated and settled. Typically, these settlements are made in advance of the commencement of the coal year on April 1. While trial sales to new customers are generally made under short term agreements, successful trials often lead to longer term contract discussions. The market outlook has been and continues to be affected by the steel mills generally overbuying coal during the fiscal year ending March 31, 2006 in anticipation of supply disruptions experienced in prior years. However, there were no significant supply disruptions during the year. Furthermore, some steel mills decreased their production for a period during the year ended March 31, 2006 in response to an apparent development of steel over-supply. As a result of these factors, steel mills, late in the 2005 calendar year, were reporting higher-than-normal coal inventories such that they could no longer accept new deliveries of coal.
     Following the requests by customers to delay shipments in October and November as a result of their over-committing to coal suppliers for the current fiscal year, the Company recommenced shipments in December 2005. These steel mills were unable to take the full contracted tonnage for the fiscal year ended March 31, 2006; however, the majority of remaining tonnages have been carried over to the next fiscal year at the current year prices.
     In light of these circumstances, coal settlements for the 2006 coal year have taken place for the majority of PCI and coking coal production. Reported settlements indicate that the contracted price for low-volatile PCI coal is in the mid to high US$60/tonne range while coking coal settlements have been noted in the range of US$90-115 depending upon the individual specifications for the coking coal and the Company’s pricing settlements to date have been consistent with these ranges. The price differential between coking coal and PCI is much wider than is traditionally the case and the Company expects that this will increase PCI coal demand from steel mills where the blast furnace can accept more such coal in the mix. Accordingly, the Company currently anticipates that the long-term pricing for PCI will be relatively stronger than the current year and that the price gap between our PCI and coking coal products will narrow as a result. The fundamentals of the steel business remain positive over the longer term with growing demand for the product and new steel making and coke making capacity being developed by a number of large steel companies.
     The Company has evaluated these market conditions and revised its production plans accordingly such that it intends to market approximately 650,000 tonnes of PCI and 350,000 tonnes of coking coal product in the fiscal year ending March 31, 2007. At present, the Company has commitments from customers for approximately 900,000 metric tonnes of PCI and coking coal at an average sales price of approximately US$82 per tonne. This includes carryover tonnage from the fiscal year ended March 31, 2006.
     The Company continues to place increased focus on its coking coal product A number of steel mills have received the coking coal samples and are performing their own internal analysis and quality evaluation. The Company also sent samples to a highly respected independent laboratory to conduct coking tests on the same product. The coking test results from this laboratory and from the steel mills that have reported their results to the Company indicate the Willow Creek coking coal is a high quality product that compares favourably with the best quality coals coming from Canada. The Company continues to pursue negotiations with steel producers to enter into agreements for trial cargos and contracts for the coking coal for the upcoming fiscal year. Typically in the industry, steel mills will reserve a portion of their total estimated coking coal needs for the year to allow new products to be tested. For this reason and based on the high quality of the product, management believes that total sales, including carryover, will exceed 1 million tonnes in fiscal 2007 year. Management is also confident that coking coal trial shipments in the current fiscal year will support higher coking coal sales from Fiscal Year 2008 onwards.

     In early June 2006, the Company successfully completed its first commercial coking coal shipment from the Willow Creek mine, loading approximately 50,000 tonnes of coking coal for a European customer.
     The Company previously indicated that sales for the quarter ending June 30, 2006 were anticipated to be 300,000 tonnes. This sales target has been revised to approximately 180,000 tonnes, partly as a result of delayed customer shipping schedules and partly due to a lack of coal availability. The lack of availability arose as a result of major equipment failures at the Willow Creek mine such that the Company was not able to meet budgeted production targets. The Company has been discussing this situation with its service provider and plans are being developed to compensate for the low production with additional equipment being brought to the Willow Creek mine. Additionally, there was a partial derailment on one of the trains en route to the port which further restricted availability of product causing customers to defer their orders.
Production and Reserves
     The Company has experienced higher operating costs during the second half of the fiscal year ended March 31, 2006 due to strip ratios of approximately 8.4:1. In October 2005, the Company performed additional drilling at the Willow Creek Mine site to provide additional data and assist in amending the five-year mine plan to enhance mining efficiencies. The work performed on updating the Company’s five-year mine plan was overseen by Mr. Roy Fougere, P. Eng, the Assistant Mine Manager at Falls Mountain Coal Inc., the Company’s wholly owned subsidiary. Mr. Fougere has 18 years of mining experience, including experience with western Canadian coal mines of similar geological complexity. The analysis was recently completed and provided the following updated indications with regard to the Willow Creek Mine:
•	Strip ratios for the fiscal year commencing April 1, 2006 are estimated to be 6:1. These ratios were discussed in the Company’s current updated Technical Report and are reflective of the expansion to the Company’s 4c pit. As discussed earlier in this Form 20-F, this will result in reduced mining costs for the Willow Creek Mine. It is further anticipated that strip ratios will continue to decrease over the life of the mine.
     In order to secure sufficient storage capacity and reduce rail haulage times the Company has begun shipping through Ridley Terminals in Prince Rupert in addition to Neptune Terminals in North Vancouver. The first customer shipment through Ridley Terminals was made early in January 2006. This additional port alternative will add to the Company’s flexibility in its supply chain so as to service customer needs.
     The Company plans to produce approximately 1.2 million tonnes of coal in its 2007 fiscal year in order to meet its anticipated sales targets and also to ensure that a sufficient volume of coal is on hand and available at the ports as the Company enters the new fiscal year beginning April 1, 2007.
     In order to achieve the planned level of production for the 2006 calendar year, the Company will require an amendment to its mining permit. A permit amendment application was filed with British Columbia provincial government regulators in March 2005 requesting an increase from the currently permitted production level of 0.9 million tonnes per calendar year to 2.2 million tonnes per calendar year. The mine permit amendment application details an accelerated production rate using the current Willow Creek Coal Mine reserves and the mine and plant infrastructure without any increase in the area of mining, known as the mine “footprint.” While it is not certain that the mine permit amendment will be granted, the Company does not currently anticipate that its application will be rejected and has been working with the regulators to provide updated information as requested. The additional information requested has primarily related to geotechnical reviews, additional testing for the potential of acid rock drainage and leaching from mine waste and drainage and water monitoring. Several items requested by the regulators necessitate the passing of a certain amount of time so that the results can be analyzed fully. The Company filed all required information with the regulators during March 2006.
     The Company’s current contract with its mining contractor expires on August 31, 2006 and both parties are currently in the process on negotiating a long-term contract. In the event that the Company in unable to reach an acceptable agreement with the contractor to provide services, its operations could be disrupted, which could have a material adverse effect on its business and production plans for the fiscal year beginning April 1, 2007.

     As disclosed in Note 1 to the audited consolidated financial statements for the year ended March 31, 2006, the Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional debt or equity capital and the Company’s ability to sustain profitable operations.
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

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter		Quarter		Quarter
	ended	ended	ended	ended	ended	ended		Ended		ended
	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,		September 30,		June 30,
	2006	2005	2005	2005	2005	2004		2004		2004
Total Revenues (millions)	$18.216	$7.811	$19.957	$13.474	$7.223	$9.189		$3.264		$Nil
Production (tonnes)	131,029	134,407	202,919	206,267	153,533	137,316		86,250		Nil
Sales (tonnes)	154,997	66,307	199,564	180,307	97,402	146,203		46,076		Nil
Average US$ price per tonne	$101.40	$101.55	$82.78	$60.42	$60.32	$51.97		$55.55		N/a
Average CAD$ price per tonne	$117.52	$117.80	$100.00	$74.73	$74.15	$62.85		$70.83		N/a
Net (loss) income (millions)	($0.674)	($0.579)	$3.675	($1.814)	($2.342)	$1.664		$0.756		($0.532)
Basic and diluted net (loss)income per Share	($0.01)	($0.01)	$0.05	($0.03)	($0.03)	$0.03		$0.01		($0.01)
Cost of production	$86.62	$79.31	$61.72	$61.74 (1)	$53.21 (1)	$53.21	(1)	$53.21	(1)	N/a
(1)	Mining operations commenced in July 2004 and the first product sold was in September 2004. Management considers that, in order to more accurately reflect the production cost (as defined above in this MD&A), the average for the period is more appropriate as a measure.
     The quarterly results over the last two years illustrate the growth the Company has undergone as it has developed the Willow Creek mine. All of the Company’s sales to date have consisted of its PCI product. The Company has also commenced, since November 2005, to develop its coking coal seams by mining and washing a bulk sample of coking coal for distribution to prospective customers. The treatment of the costs of related overburden removal is described in more detail in the “Critical Accounting Estimates” section above. The focus on coking coal development for the fourth quarter lead to a decrease in volumes mined.
     Sales for the quarter ended March 31, 2006 were lower than anticipated as a result of a shipment being pushed back into April due to a vessel delay. It is not unusual for variation in the timing of shipments to occur as a result of customer scheduling, vessel delays and port congestion. The average sales price realized in the quarter ended March 31, 2006 was US$101.40 per tonne, being reflective of the sales contracts entered into during the 2006 fiscal year without any impact of carryover tonnage from prior years.
     The Company previously indicated that production for the quarter ended March 31, 2006 would approximate 240,000 tonnes. Actual production for the quarter amounted to 131,029 tonnes. The shortfall in production arose following the decision to reduce production from late February to better match production rates to changes in the shipping schedule, to minimize working capital requirements and in order to more fully focus efforts on developing the coking coal pit so as to be in a better position to bring the Willow Creek coking coal to the market.
     Production costs can vary on a quarterly basis as a result of varied mining conditions such as the timing of overburden removal and waste mining. As the Company accounts for these changes in mining strip ratios on a current basis — see the “Critical Accounting Estimates” section above — the value of its inventory can change dramatically between reporting periods.

As previously disclosed, the Company continued to experience an elevated strip ratio, and accordingly, higher cost of production per tonne during the quarter ended March 31, 2006 (strip ratio of 8.54:1 compared to 8.43:1 for the quarter ended December 31, 2005).
     The reported production costs per tonne for the quarter ended March 31, 2006 increased from prior periods as a result of the Company incurring a write-down to the carrying value of inventory of $0.372 million following the conclusion of the PCI price negotiations for the fiscal year commencing April 1, 2006. The amounts written down related to coal mined in earlier periods in the year with strip ratios and costs incurred as a result of conditions at that point in time. In addition, the Company incurred additional costs totaling approximately $0.39 million relating to mining coking coal areas of the Willow Creek Mine where the costs were expensed in the period, including the removal of oxidized coal which was exposed near the surface prior to mining, such coal not being suitable for sale as coking coal.
E.	Off-balance sheet arrangements.
     The Company has no off-balance-sheet arrangements such as guarantees, derivative securities, retained interests or variable interests that will or could have a material effect on the Company’s financial condition, revenue and expenses, results of operations, liquidity, capital expenditures and capital resources.
F.	Tabular Disclosure of Contractual Obligations:
     The following is a schedule reflecting our aggregate financial commitments as of March 31, 2006:

	Payments due by period
($'000s)	Effective March 31, 2006
Contractual Obligations	Total (CDN$)	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations (1)	11,771	11,771	—	—	—
Capital Lease Obligations	199	54	123	22	—
Operating Lease Obligation (2)	3,165	1,125	2,040	—	—
Purchase Obligations (3)	—	—	—	—	—
Operating Line (4)	5,675	5,675	—	—	—
Other Long-Term Liabilities (5)	600	600	—	—	—

Total	21,410	19,225	2,163	22	—

(1)	At March 31, 2006, all of our long-term debt was classified as a current liability for financial reporting purposes. Indebtedness consisted of amounts outstanding under the Company’s credit facilities with The Rockside Foundation, being principal due of $10.337 million and accrued interest of $1.434 million. See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources”, for a description of this indebtedness.

(2)	Represents rent obligations under operating leases for coal loading services, office space in Vancouver and equipment and vehicles at the Willow Creek Coal Mine Site.

(3)	Purchase obligations in the prior year related to the committed Pine Pass drill program. At March 31, 2006 this program had been completed and no committed amounts were outstanding.

(4)	See “Item 5.B.—Operating and Financial Review and Prospects—Liquidity and Capital Resources”, for a description of the indebtedness to Royal Bank on the operating line facility.

(5)	Represents amounts payable to the Estate of Orval Gillespie. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or common shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are yet to be determined. The Company is currently restricted, under the terms of its financing arrangements, from repaying these amounts. Accordingly, the Company and the Estate intend to resume discussions once these restrictions are no longer in force.
Item 6. Directors, Senior Management and Employees.
A.	Directors and senior management.
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
The following sets forth the Directors and officers of the Company at June 21, 2006:

Name	Age	Position
Jeffrey M. Fehn	43	Chairman of the Board of Directors
Graham Mackenzie	49	President, Chief Executive Officer and Director
Mark T. Smith(2)	52	Director
Clay E. Gillespie (1)(2)	37	Director
Gordon J. Fretwell(1)(2)	53	Director
Robert D. Armstrong(1)	49	Director
Robert Bell	48	Executive Vice President and Chief Operating Officer
Martin Rip	32	Vice President, Finance, Chief Financial Officer and Secretary
Samuel C.K. Yik	42	Vice President, Corporate Development and Commercial Operations
(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.
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
     Clay E. Gillespie, B.B.A., CIM, CFP, Director since April 2002. Mr. Gillespie has been an investment counselor and financial advisor for a prominent Vancouver advisory firm for the past eleven years. Mr. Gillespie holds a Bachelor of Business Administration with a specialty in Finance and is a Certified Investment Manager and a Certified Financial Planner.
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
     Robert Bell, B.Eng., MBA, has served as Executive Vice President and Chief Operating Officer since February 2006. Mr. Bell joined the Company from Luscar Ltd., where he served as Vice President, Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry. Mr. Bell graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen’s University. He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.
     Martin Rip, L.L.B., CA, has served as Vice President, Finance, Chief Financial Officer and Secretary since February 2005. Mr. Rip is a Chartered Accountant with over nine years experience providing business advice to a variety of clients. Before joining the Company, he served as a Senior Manager in the Assurance and Business Advisory Practice at Grant Thornton LLP, focusing on the needs of public company clients. Mr. Rip was formerly with Deloitte & Touche in the United Kingdom and holds a law degree from the University of Birmingham.
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

     The Company entered into an Executive Employment Agreement made effective August 31, 2004 with Jeffrey M. Fehn for his continuing services as an officer of the Company in consideration of an annual salary of $150,000. During the fiscal year ended March 31, 2006: (a) on March 21, 2006, Mr. Fehn was granted a Director stock option to purchase 950,000 common shares of the Company exercisable for a term of five years expiring on March 21, 2011 at a price of $1.74 per share. This option vested as to 790,000 common shares on March 21, 2006. The remaining portion of the option will vest as to 40,000 common shares every three months thereafter until fully vested. To date, this stock option has not been exercised; (b) on March 22, 2006, Mr. Fehn entered into an agreement with the Company to cancel Director stock options to purchase 1,200,000 common shares of the Company.
     On May 19, 2005, Gordon Fretwell exercised stock options to acquire 10,000 common shares at an exercise price of $0.29 per share. The net aggregate value realized upon exercise of those options was $34,700, based upon the difference between the market price of a common share and the exercise price on the date of exercise.
     On June 20, 2005, Mark Fields, a former Director of the Company, exercised a stock option to purchase 300,000 common shares at $0.90 per share. The net aggregate value on the date of exercise was $1,080,000.
     For the year ended March 31, 2006, Robert Armstrong received remuneration totaling $8,500 representing fees for his services as a Director (comprising pro-rated annual retainer, compensation as Chair of the Audit Committee and meeting fees). On August 24, 2005, Mr. Armstrong was granted a grant of stock option to purchase 10,000 common shares exercisable until August 24, 2010 at a price of $4.22 per share. However, Mr. Armstrong entered into an agreement on March 22, 2006 with the Company to cancel this option to purchase 10,000 common shares of the Company. On March 21, 2006, Mr. Armstrong was granted a further stock option to purchase 20,000 common shares exercisable until March 21, 2011 at $1.74 per share. This option vested as to 4,000 shares on March 21, 2006 and will vest as to 4,000 shares per quarter thereafter until fully vested. To date, this option to purchase 20,000 shares has not been exercised.
     The Directors (and officers) of the Company are covered under a liability insurance policy. The policy provides coverage to an annual aggregate limit of US$10.0 million subject to a deductible payment of US$200,000 for securities claims, US$75,000 for employment practice claims and US$75,000 for all other claims. The premium cost to the Company of such insurance for the financial year ended March 31, 2006 was approximately US$200,000.

Compensation of Executive Officers.
Summary Compensation Table. The following table sets forth all compensation paid in respect of the individuals who were, at March 31, 2006, the Chief Executive Officer, the current Chief Financial Officer and the former acting Chief Financial Officer of the Company (the “Named Executive Officers”). There were no other executive officers of the Company whose total salary and bonus exceeded $150,000 during the financial year ended March 31, 2006.

	Annual Compensation			Long Term Compensation
				Awards			Payouts
Name and						Shares or Units	Long Term
Principal		Salary		Other Annual	Securities Under	Subject to Resale	Incentive	All Other
Position	Year	($) (1)	Bonus ($)	Compensation ($)	Options Granted (#)	Restrictions ($)	Plan Payouts ($)	Compensation ($)

Graham Mackenzie	2006	$210,541	Nil	Nil	Nil	Nil	Nil	Nil

Chief Executive Officer	2005	$200,000	Nil	Nil	500,000	$463,332.12 (3)	Nil	$2,310,000 (4)
	2004	$120,472 (2)	Nil	$38,868 (2)	Nil	$484,000 (5)	Nil	Nil

Martin Rip	2006	$120,332	$35,000	Nil	300,000	Nil	Nil	Nil

Chief Financial Officer (7)	2005	$12,500	$10,679	Nil	300,000 (6)	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Mark Fields	2006	N/a	N/a	N/a	N/a	N/a	N/a	N/a

Former Acting Chief	2005	$90,000	$60,000	$1,500	Nil	Nil	Nil	Nil
Financial Officer(8)	2004	$90,000	Nil	$3,000	$14,000 (9)	Nil	Nil	Nil

(1) Salary amounts for 2006 include the Company’s portion of matched contributions pursuant an RRSP plan that became effective during the fiscal year ended March 31, 2006.
(2) Amounts were converted from Australian dollars to Canadian dollars at a rate on March 31, 2004 of CDN$1.00 equals AUS$1.004.
(3) An aggregate of 295,116 common shares were issued to Mr. Mackenzie on August 26, 2004 in settlement of outstanding debt. The closing market price of the Company’s common shares on the date of issue was $1.57 per share. The common shares issued to Mr. Mackenzie were subject to a four-month hold period that expired on December 27, 2004.
(4) This amount represents the aggregate dollar value of the difference between the stock option exercise price and the market price of the Company’s common shares on November 16, 2004, being the date the stock option was exercised.
(5) 880,000 common shares were issued to Mr. Mackenzie on April 16, 2003 pursuant to a private placement. The closing market price of the Company’s common shares on April 15, 2003, the last trading day prior to the date of issue, was $0.55 per share. The common shares issued to Mr. Mackenzie were subject to a four-month hold period that expired on August 17, 2003.
(6) Mr. Rip entered into an agreement with the Company to cancel senior officer stock options to purchase 300,000 common shares of the Company.
(7) Martin Rip was appointed Chief Financial Officer of the Company effective February 14, 2005.

(8) Mark Fields was the acting Chief Financial Officer of the Company until February 13, 2005. Mr. Fields then resigned as a Director, Executive Vice-President and Secretary of the Company on May 13, 2005.
(9) An aggregate of 50,000 common shares were issued to Mr. Fields on January 6, 2004 pursuant to a private placement. The closing market price of the Company’s common shares on the date of issue was $0.28 per share. The common shares issued to Mr. Fields were subject to a four-month hold period that expired on May 7, 2004.
Stock Options. The following table sets forth stock options granted during the financial year ended March 31, 2006 to the Named Executive Officers:
Option Grants During the Most Recently Completed Financial Year

Individual Grants
Market Value of
		Percent of Total		Securities
		Options Granted to		Underlying Options
	Securities Under	Employees in	Exercise or Base	on the Date of
Name	Options Granted (#)	Financial Year(1)	Price ($/Security)	Grant ($/Security)	Expiration Date
Martin Rip	300,000 (2)	25%	$1.74	$1.74	Mar. 21, 2011
(1) This figure were calculated as the option granted to Mr. Rip as compared to the total number of senior officer and employee options granted during the financial year ended March 31, 2006. The option granted to Mr. Rip was granted in his capacity as a senior officer. The total number of options granted to employees during the financial year ended March 31, 2006 was 500,000 and the total number of options granted to senior officers (including Mr. Rip’s option above) during the financial year ended March 31, 2006 was 700,000.
(2) This option vested as to 60,000 common shares on March 21, 2006 and will vest as to 30,000 common shares every three months thereafter until fully vested.
     The following table sets forth the financial year end value of unexercised options held by the Named Executive Officers on an aggregate basis:
Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial
Year-End Option Values

Value of
Unexercised in
			Unexercised Options	the-Money Options
	Securities Acquired	Aggregate Value	at FY-End (#)	at FY-End ($)
Name	on Exercise (#)	Realized ($)	Exercisable/Unexercisable	Exercisable/Unexercisable
Graham Mackenzie	Nil	N/A	500,000 (1) (250,000 — Exercisable; 250,000 — Unexercisable)	Nil(2)

Martin Rip	Nil	N/A	300,000(60,000 — Exercisable; 240,000 — Unexercisable)	Nil(2)
(1) Stock option to purchase 500,000 shares at $5.30 per share exercisable until March 9, 2010.

(2) Based on the closing price of $1.70 for the common shares of the Company on the Toronto Stock Exchange on March 31, 2006, the financial year end of the Company.
Equity Compensation Plan Information. The following table sets out, as of the end of the Company’s financial year ended March 31, 2006, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Number of
securities
remaining available
	Number of		for future issuance
	securities to be		under equity
	issued upon	Weighted-average	compensation plans
	exercise of	exercise price of	(excluding
	outstanding	outstanding	securities
	options, warrants	options, warrants	reflected in
Plan Category	and rights (a)	and rights (b)	column(a)) (c)
Equity compensation plans approved by security holders	3,100,000	$ 2.36	4,062,767

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	3,100,000	$ 2.36	4,062,767
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
     Employment Agreement with Graham Mackenzie. The Company entered into an Employment Agreement dated effective January 1, 2004 with Mr. Mackenzie (the “Mackenzie Agreement”) for his continuing services as an officer of the Company in consideration of an annual salary of $200,000. This agreement replaces a two year Executive Employment Agreement dated effective March 11, 2003 between Pine Valley Coal and Mr. Mackenzie for his services as Vice-President of the Willow Creek project.

Pursuant to the terms of the Mackenzie Agreement, Pine Valley Coal: (a) paid Mr. Mackenzie an annual salary of AUS$94,000; and (b) caused to be issued to Mr. Mackenzie 295,116 common shares in the capital of the Company at a deemed price of $0.25 per share to settle an outstanding salary obligation in the amount of $73,779 owing to Mr. Mackenzie as at December 4, 2003. The Mackenzie Agreement terminated by its own terms on December 4, 2003, when Mr. Mackenzie became President and Chief Executive Officer.
     Employment Agreement with Martin Rip. The Company entered into an Employment Agreement dated effective January 25, 2005 (the “Rip Agreement”) with Mr. Rip for his continuing services as an officer of the Company commencing on February 14, 2005 in consideration of an annual salary of $100,000. Within 30 days of commencing work with the Company, the Company paid Mr. Rip a one time signing bonus of $7,500. In addition, Mr. Rip was eligible for a pro rata annual bonus of up to 25% of that portion of the salary that was paid to Mr. Rip for the period from February 14, 2005 to March 31, 2005 (which bonus was paid) and is eligible for an annual bonus of up to 25% of the salary for the April 1, 2005 to March 31, 2006 fiscal year of the Company. Both the bonus paid and the potential bonus are based on Mr. Rip’s overall performance as set out in the Rip Agreement. Mr. Rip’s salary was amended to $125,000 per annum effective August 14, 2005 and further amended with effect April 1, 2006 to $135,000 per annum. Following review by the Compensation Committee, it was also determined that Mr. Rip would receive a bonus of $35,000 for the year ended March 31, 2006 (which bonus was paid in May 2006).
     The Company has also entered into an employment agreement with Jeffrey M. Fehn. This agreement is described in “Item 6.B.—Directors, Senior Management and Employees—Compensation of Directors”.
Compensation of Former Chairman
The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions regarding payments totaling $600,000, or other consideration of like value, to the former Chairman of the Board of Directors of the Company, Orval Gillespie, upon terms and arrangements that are yet to be determined. Orval Gillespie died in November 2000. Since his death, the administrators of his estate have advised the Company that they intend to continue discussions with the Company to settle this matter. The Company is currently restricted, under the terms of its financing arrangements, from paying these amounts. Accordingly, the Company and the Estate intend to resume discussions once these restrictions are no longer in force.
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
     The Board of Directors has an Audit Committee, which is responsible for reviewing the Company’s financial reporting procedures, internal control and management information systems and external auditors (the “Auditors”). The Audit Committee also reviews the annual financial statements before those statements are approved by the Board of Directors. The capital and operating plans and the strategic plans for the Company are reviewed and approved annually by the Board of Directors. Subject to compliance with these plans, the Board of Directors has delegated day-to-day management responsibility to the President of the Company. Material variations from these plans require approval from the Board of Directors. Because the Board of Directors has only six members, it is well able to assess its effectiveness as a whole and the contributions made by the individual Directors without instituting any formal process for that purpose.
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
     Compensation Committee. The Board of Directors also has a Compensation Committee. The Compensation Committee reviews and determines compensation for officers and Directors, as well as bonuses and other incentive programs for employees. As of June 21, 2006, the Compensation Committee was comprised of Mark T. Smith, Clay E. Gillespie and Gordon J. Fretwell.
D.	Employees.
     The number of employees at the Company for each of the last three years is summarized in the table below:

	Mine Site	Vancouver Office	TOTAL
March 31, 2006	41	5	46
March 31, 2005	25	4	29
March 31, 2004	—	3	3

     At March 31, 2006, the mine site included two management employees. The Company depends to a significant extent on the abilities and continued participation of its management personnel and the loss of key personnel would have a material adverse effect on the Company’s business, results of operations and financial condition if a suitable replacement or replacements could not be promptly found.
     On June 21, 2006, the Board of Directors accepted the resignation of Mr. Graham Mackenzie from the position of President and CEO of the Company, subject to the final determination of the date of resignation. Mr. Mackenzie is leaving the management of the Company for personal reasons but will remain as a Director. Upon the effective date of Mr. Mackenzie’s resignation, Mr. Robert Bell will be appointed as President and CEO of the Company.
     Mr. Bell joined the Company on February 27, 2006 from Luscar Ltd., where he served as Vice President Marketing. Mr. Bell has held a variety of engineering, operations, finance and marketing positions over his 25 years of involvement in the mining industry. He graduated from McGill University with a mining engineering degree and earned a Masters of Business Administration from Queen’s University. He entered the coal industry in 1988 and served two years as Chairman of the Coal Association of Canada in addition to his corporate responsibilities.
     Mr. Roy Fougere, currently the Assistant Mine Manager, has been appointed General Manager of the Willow Creek mine responsible for all site operations. Mr. Fougere has extensive engineering, project, and operations experience that make him well suited to his new position.
     As of March 31, 2006, the Company’s mining contractor employs approximately 95 employees at the Willow Creek Coal Mine (2005 — 57 employees).
     The increase to the level of employees for both the Company and the mining contractor are indicative of the increased activities in the 2006 fiscal year as the Company has sought to increase mining output as well as operate both the raw coal handling facility and, from October 2005, its washplant.
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
E.	Share ownership
     The following table sets forth information regarding share ownership in the Company held by the Directors and senior management as of May 31, 2006:

Name	No. of Common Shares		Percentage of Class(1)

Graham Mackenzie	1,655,116		2.19%
Mark T. Smith	12,306,551	(2)	16.25%
Clay E. Gillespie	199,000		0.26%
Gordon Fretwell	10,000		0.01%

Total:	14,170,667		18.71%

(1) Based on 75,732,878 common shares outstanding as of May 31, 2006.
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

     At May 31, 2006, the Directors and officers of the Company owned the following options to purchase the Company’s common shares:

	Number of Common
Name/Title	Shares	Exercise Price		Expiration Date
Jeffrey M. Fehn, Chairman of the Board	950,000		$1.74	March 21, 2011
Graham Mackenzie, President and Chief Executive Officer	500,000		$5.30	March 9, 2010
Martin Rip, Vice President, Finance, Chief Financial Officer and Secretary	300,000		$1.74	March 21, 2011
Robert Bell, Executive Vice President and Chief Operating Officer	200,000		$1.74	March 21, 2011
Samuel C.K. Yik, Vice President, Corporate Development and Commercial Operations	100,000 200,000	$ $	5.31 1.74	March 17, 2010 March 21, 2011
Mark T. Smith, Director	150,000		$0.90	April 28, 2007
Clay Gillespie, Director	100,000		$0.90	April 28, 2007
Robert Armstrong, Director	20,000		$1.74	March 21, 2011
As at the date hereof, officers and Directors, as a group, own options entitling them to purchase a total of 2,520,000 common shares of the Company.
     Amended & Restated Share Option Plan. The Company has in place an Amended & Restated Share Option Plan (the “Plan”) pursuant to which the Board of Directors may grant options to eligible participants to purchase Common shares of the Company on such terms as they may determine, subject to any restrictions set out in the Plan. The key features of the Plan are as follows:
(1)	the eligible participants are directors, officers, employees, management company employees and consultants of the Company or any subsidiary or affiliate;

(2)	the maximum aggregate number of common shares that may be reserved for issuance under the Plan is presently 7,162,767 common shares (9.46% of the current issued capital);

(3)	there are currently outstanding options to purchase an aggregate of 3,100,000 common shares (4.1% of the current issued capital);

(4)	the maximum number of shares under option to the benefit of one person under the Plan may not exceed 5%, on an annual basis, of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant (in the case of a consultant, the annual maximum is 2%);

(5)	in the case where the holder of an option is engaged in investor relations activities for the Company or one of its subsidiaries, the total number of common shares under option may not exceed 2% of the total of the issued and outstanding shares of the Company (on a non-diluted basis) at the time of grant;

(6)	the exercise price of an option will be set by the Board at the time of grant, and cannot be less than the most recent closing price for the Company’s common shares as reported by the Toronto Stock Exchange;

(7)	options granted will have a maximum term of 10 years from the date of grant;

(8)	options are non-assignable and non-transferable;

(9)	options expire within 30 days after the date the optionee ceases to be employed with or to otherwise provide services to the Company, but only to the extent that such optionee was vested in the option at the date the optionee ceased to be so employed or to provide services to the Company;

(10)	in the case of the death of an optionee, any vested option held by him at the date of death will become exercisable by the optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(11)	in the case of an optionee being dismissed from employment or service for cause, options, whether or not vested at the date of dismissal, immediately terminate without the right to exercise the same;

(12)	any common shares subject to an option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan;

(13)	vesting of options is at the discretion of the Board; however, options granted to consultants conducting investor relations activities will vest: (a) over a period of not less than 12 months as to 25% on the date that is three months from the date of grant, and a further 25% on each successive date that is three months from the date of the previous vesting; or (b) such longer vesting period as the Board may determine;

(14)	any amendment to any provision of the Plan is subject to approval by the Toronto Stock Exchange; and

(15)	the Plan does not provide for any financial assistance to be provided to participants to facilitate the purchase of shares pursuant to options granted under the Plan, nor is it the policy of the Company to provide such assistance outside of the Plan.
During the fiscal year ended March 31, 2006, as a condition to completing the Company’s listing request, the Toronto Stock Exchange required the Company to make certain amendments to the Plan, which amendments did not require shareholder approval, as follows:
(a) to change the maximum number of common shares issuable under the plan from a rolling maximum percentage of 10% of the common shares issued and outstanding from time to time, to a fixed maximum number of 7,162,767; and
(b) to make a number of “housekeeping” changes to align the terms of the Plan with the listing of the Company’s common shares on the Toronto Stock Exchange.

Item 7. Majority Shareholders and Related Party Transactions.
A.	Major shareholders.
     The following table sets forth information regarding the share ownership in the Company as of May 31, 2006 of shareholders that are beneficial owners of 5% or more of our outstanding common shares:

	Number of
Name of Owner	Common Shares	Percentage

Mark T. Smith (1)	12,456,551	16.42%
The R. Templeton Smith Foundation (2)	5,200,690	6.85%
The Rockside Foundation (3)	12,085,400	15.93%
Sprott Asset Management Inc. (4)	7,918,468	10.44%
(1) Based upon information contained in the most recent SEDI filing on October 7, 2005. In addition, Mark T. Smith filed a Schedule 13D with the SEC on October 5, 2005 which included 5,200,690 common shares beneficially owned by The R. Templeton Smith Foundation, a charitable foundation for which Mr. Smith serves as one of seven trustees. Mr. Smith does not have a pecuniary interest in the common shares held by The R. Templeton Smith Foundation and disclaims beneficial ownership of such shares. Amounts reported as being beneficially owned by Mr. Smith include 150,000 common shares that may be acquired upon exercise of immediately exercisable options.
(2) Based upon information contained in the most recent amendment to the Schedule 13D filed by The R. Templeton Smith Foundation with the SEC on October 4, 2005.
(3) Based upon information contained as filed by The Rockside Foundation on SEDI as at June 4, 2006. Mr. Smith formerly served as a trustee of The Rockside Foundation.
(4) Based upon information contained in the Schedule 13G filed by Sprott Asset Management Inc. with the SEC on January 11, 2006. Unless otherwise provided, based on information contained in each of the Schedule 13D, Schedule 13G and any amendments to the initial documents thereto filed by each of the major shareholders, respectively, there have not been any significant changes in the ownership of common shares held by the major shareholders during the past three years except as follows:
(1) Mark T. Smith:
During the period commencing April 12, 2004 and ending November 17, 2004, Mr. Smith exercised warrants to purchase 1,847,560 increasing his ownership percentage in the Company to approximately 33% (based on 65,587,122 common shares issued and outstanding as reported in Amendment No. 1 to the Schedule 13D filed by Mr. Smith with the SEC on November 22, 2004.)
On March 22, 2005, Mr. Smith sold 2,250,000 common shares of the Company decreasing his ownership in the Company to approximately 28% (based on 68,886,858 common shares issued and outstanding as reported in Amendment No. 3 to the Schedule 13D filed by Mr. Smith with the SEC on March 24, 2005.)
On September 26, 2006, pursuant to a Settlement Agreement and Mutual Release dated September 20, 2005, Mr. Smith transferred 550,000 common shares to Mr. Thomas O’Brien decreasing his ownership in the Company to approximately 24.4% (based on 71,777,674 common shares issued and outstanding as reported in the Schedule 13D filed with the SEC on October 5, 2005.)
As previously discussed, the common share ownership information disclosed pursuant to Mr. Smith’s Schedule 13D and subsequent amendments thereto includes 5,200,690 common shares beneficially owned by The R. Templeton Smith Foundation, a charitable foundation for which Mr. Smith serves as one of seven trustees. Mr. Smith does not have a pecuniary interest in the common shares held by the R. Templeton Smith Foundation and disclaims beneficial ownership of such shares. Additionally, amounts reported as being beneficially owned by Mr. Smith include 150,000 common shares that may be acquired upon exercise of immediately exercisable options.

(2)	The R. Templeton Smith Foundation:

During the period commencing January 6, 2004 and ending November 17, 2004, pursuant to a private placement of common shares and warrants, The R. Templeton Smith Foundation acquired 4,232,833 common shares increasing its ownership percentage in the Company to approximately 9.7% (based on 65,437,122 common shares issued and outstanding as reported in the Schedule 13D filed by The R. Templeton Smith Foundation with the SEC on November 24, 2004.)

On March 22, 2005, The R. Templeton Smith Foundation sold 250,000 common shares of the Company decreasing its ownership in the Company to approximately 8.9% (based on 68,886,858 common shares issued and outstanding as reported in the Schedule 13D filed by The R. Templeton Smith Foundation with the SEC on March 24, 2005.

On September 26, 2005, the Smith Foundation made charitable gifts in the aggregate of 375,000 common shares of the Company and, pursuant to a Settlement Agreement and Mutual Release dated September 20, 2005, the Smith Foundation transferred 550,000 common shares to Mr. Thomas O’Brien decreasing its ownership in the Company to approximately 7.3% (based on 71,627,674 common shares issued and outstanding as reported in the Schedule 13D filed with the SEC on October 4, 2005.)

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

On July 15, 2005, Sprott Asset Management Inc, acquired an additional 1,250,000 common shares by a non-brokered private placement, representing 1.75% of the ownership of the Company based on the number of common shares issued and outstanding at that date.

As reported in its Schedule 13G filed January 11, 2006, Sprott Asset Management Inc. beneficially owned 7,918,468 common shares which represented approximately 10.45% of the common shares issued and outstanding as of May 31, 2006.
     As of May 31, 2006, approximately 49%, or 36,760,857 of our outstanding common shares were held in the United States by 65 holders registered on the books of our transfer agent. By virtue of his ownership position in the Company and the substantial holdings of The R. Templeton Smith Foundation, Mark T. Smith is in a position to exert significant influence over the Company’s activities and policies. Information concerning Mr. Smith’s holdings is set forth in the table above.
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
Consulting Fees
     The Company owes $51,675 (2005 and 2004 — $51,675) to a former Director for consulting fees. The Company has provided for the payment of $600,000 to the estate of Orval Gillespie, the former Chairman of the Company.
Credit Facility Agreement with The Rockside Foundation
     Pursuant to a Credit Facility Agreement dated November 26, 2004 among the Company, Falls Mountain Coal Inc. (“Falls Mountain”), Pine Valley Coal Ltd. and The Rockside Foundation (“Rockside”) of New York, U.S.A., as amended, Rockside made available to Falls Mountain, a wholly-owned subsidiary of the Company, a credit facility in the aggregate principal sum of up to US$8.85 million. The credit facility bears interest thereon at the rate of 10.0% per annum payable monthly. The credit facility was to be drawn by Falls Mountain in two tranches as follows: (a) US$3.75 million on November 26, 2004; and (b) US$5.1 million between December 27, 2004 and January 7, 2005. The credit facility is secured by security granted on all of the assets and undertakings of the Company’s wholly-owned subsidiary, Falls Mountain, and Falls Mountain’s wholly-owned subsidiary, Pine Valley Coal Ltd., ranking in priority second to the security granted by the Company to Royal Bank Asset Based Finance as determined by an inter-creditor agreement between Rockside and Royal Bank. The credit facility and interest thereon is due on or before February 6, 2006, as per the 2nd amendment to the credit agreement, dated September 16, 2005 whereby the loan’s due date was extended for a period of 10 weeks from November 29, 2005 to February 6, 2006. During this extension period, interest will be charged at an annual rate of 12.0% with no bonus shares. A 3rd amendment extended the repayment date to June 30, 2006 with interest continuing to be charged at 12.0% per annum with no bonus shares being due. A fourth amendment to the Agreement was completed on June 15, 2006, whereby the terms of repayment of the loan were extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.
     As consideration for providing the credit facility, the Company agreed to issue to Rockside bonus common shares as follows: (a) with respect to the first tranche — the bonus share value being equivalent to 10.0% of the principal amount of the first tranche converted into Canadian dollars and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding; and (b) with respect to the second tranche — the bonus share value being equivalent to 1.0% of the principal amount of the second tranche per five week period to a maximum of 10.0% of the principal amount until the credit facility is repaid, also converted into Canadian dollars and using as the share price the weighted average share price for the 10 trading days on the TSX Venture Exchange prior to funding. The first and second tranches were advanced to Falls Mountain by Rockside on November 26, 2004 and December 30, 2004. To date, with respect to the first tranche, the Company has issued 104,736 bonus common shares to Rockside at a deemed price of $4.2163 per bonus share. With respect to the second tranche, the Company has issued to Rockside a total of 101,020 bonus common shares at a deemed price of $6.0816 per bonus share, which shares have vested up to and including March 31, 2006. In addition, pursuant to promissory notes dated March 2, 2005 and June 15, 2005, Rockside loaned to the Company and to Falls Mountain, the principal amounts of US$2.0 million and US$1.0 million respectively.

Interest is payable at the rate of 10.0% per annum calculated and payable at maturity. The March 2, 2005 note was secured by the security referenced to above, due 30 days from the date of advance of the funds and was repaid in full prior to March 31, 2005. The June 15, 2005 note was unsecured and due on demand at any time after July 31, 2005 (such note being repaid on July 28, 2005).
Employment Agreements with Richard Palmer, Jeffrey Fehn Graham Mackenzie, Mark Fields and Martin Rip
See “Item 6.B—Directors, Senior Management and Employees -Compensation — Termination of Employment, Change in Responsibilities and Employment Contracts” for details regarding Executive Employment Agreements with Richard Palmer, Jeffrey Fehn, Graham Mackenzie, Mark Fields and Martin Rip of Executive Employment Agreements.
During the fiscal year ended March 31, 2006, no Director or officer or any associate of any Director or officer was indebted to the Company, and there were no transactions, except in respect of loans to the Company, between the Company and any related party.
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
Nature of Trading Market
     Since December 22, 2005, the common shares trade on the Toronto Stock Exchange (TSX) under the symbol “PVM”. Prior to that time the common shares traded on the TSX-Venture Exchange. The Company’s common shares also trade on OTC BB in the United States under the symbol “PVMCF”.

Trading on the TSX (TSX-Venture Exchange prior to December 22, 2005)
     The following table sets forth the high and low sale prices on the TSX/TSX-Venture Exchange for the common shares for the last five fiscal years ended March 31, 2006.

Year Ended	High CDN$	Low CDN$	Volume
March 31, 2006	5.08	1.53	29,114,394
March 31, 2005	7.21	0.65	27,617,313
March 31, 2004	0.90	0.23	2,455,435
March 31, 2003	0.74	0.17	909,713
March 31, 2002	2.70	0.55	1,418,602
     The following table sets forth the high and low sale prices on the TSX (TSX-Venture Exchange prior to December 22, 2005) for the common shares for each quarterly period in the two most recent fiscal years ended March 31, 2006.

Quarter Ended	High CDN$	Low CDN$	Volume
March 31, 2006	2.75	1.53	9,004,863
December 31, 2005	4.46	2.15	4,682,315
September 30, 2005	5.08	3.68	11,255,782
June 30, 2005	5.05	3.60	4,171,434
March 31, 2005	6.75	3.99	8,177,397
December 31, 2004	7.21	2.18	15,837,910
September 30, 2004	2.62	1.20	2,390,031
June 30, 2004	1.58	0.65	1,211,975
The following table sets forth the high and low sale prices on the TSX/TSX-Venture Exchange for the common shares for each monthly period in the past six months.

Month Ended	High CDN$	Low CDN$	Volume
May 31, 2006	1.65	1.14	1,476,597
April 30, 2006	1.85	1.49	1,139,292
March 31, 2006	1.95	1.53	1,659,347
February 28, 2006	2.50	1.70	2,922,382
January 31, 2006	2.75	2.10	4,423,134
December 31, 2005	2.60	2.15	1,669,585
Trading on the OTC BB
The following table sets forth the high and low sale prices on the OTC BB for the common shares for the last five fiscal years ended March 31, 2006.

Year Ended	High US$	Low US$	Volume
March 31, 2006	4.36	1.30	39,499,187
March 31, 2005	6.20	0.63	12,800,843
March 31, 2004	0.49	0.17	1,180,105
March 31, 2003	0.50	0.10	989,300
March 31, 2002	1.90	0.10	1,535,200
The following table sets forth the high and low sale prices on the OTC BB for the common shares for each quarterly period in the two most recent fiscal years ended March 31, 2005 and the subsequent quarter ended June 30, 2005.

Quarter Ended	High US$	Low US$	Volume
March 31, 2006	2.37	1.30	10,622,892
December 31, 2005	3.80	1.91	12,492,054
September 30, 2005	4.36	3.06	11,733,205
June 30, 2005	4.25	2.89	4,651,036
March 31, 2005	5.94	3.29	5.312,089
December 31, 2004	6.20	1.80	5,801,419
September 30, 2004	2.25	0.95	1.326,535
June 30, 2004	1.20	0.63	360,800
The following table sets forth the high and low sale prices on the OTC BB for our common shares for each monthly period in the past six months.

Month Ended	High US$	Low US$	Volume
May 31, 2006	1.52	1.04	2,718,520
April 30, 2006	1.62	1.32	1,377,852
March 31, 2006	1.75	1.30	3,194,394
February 28, 2006	2.19	1.49	3,672,325
January 31, 2006	2.37	1.79	3,756,173
December 31, 2005	2.23	1.91	4,264,911
B.	Plan of distribution.

Not applicable.
C.	Markets.

See “Item 9.A.—The Offer and Listing—Offer and Listing Details” above.
D.	Selling shareholders.

Not applicable.
E.	Dilution.

Not applicable.
F.	Expenses of the issue.

Not applicable.
Item 10. Additional Information.
A.	Share capital.

Not applicable.
B.	Memorandum and articles of association
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
     On March 22, 2005, the Company entered into an Underwriting Agreement with a group of underwriters represented by Sprott Securities, Inc., Cannaccord Capital Corporation and Salman Partners Inc. Under the terms of that agreement, the Company sold a total of 1.5 million units for gross proceeds of $8.4 million. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $6.25 for a period of 18 months subsequent to the date of issuance. Neither the common shares and warrants, nor the warrant shares, may be traded on the TSX Venture Exchange or otherwise sold in Canada or to or for the benefit of a resident of Canada before July 23, 2005 unless permitted under Canadian securities legislation and the rules of the TSX Venture Exchange. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Canaccord Capital Corporation and Salman Partners Inc. In connection with the offering, the Company paid a 4.0% commission. Simultaneous with the offering, and also pursuant to the Underwriting Agreement, Mark T. Smith and The R Templeton Smith Foundation sold 2,250,000 and 250,000 common shares, respectively, at a price of $5.25 per share under a secondary offering for gross proceeds of $13.125 million.
     On November 16, 2005, the Company engaged a syndicate of agents led by RBC Capital Markets (“RBC” and including Salman Partners Inc. and Sprott Securities Inc., to arrange a private placement of units. Under the terms of that engagement, the Company sold a total of 4.055 million units for gross proceeds of $10.138 million. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $3.50 for a period of 18 months to May 12, 2007. Neither the common shares and warrants, nor the warrant shares, may be traded on the TSX or otherwise sold in Canada or to or for the benefit of a resident of Canada before April 12, 2006 unless permitted under Canadian securities legislation and the rules of the TSX. In connection with the offering, the Company paid a 6.5% commission.
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
Canadian Taxation
     The following discussion summarizes the principal Canadian federal income tax considerations generally applicable to a person (an “Investor”) who acquires one or more common shares of the Company, and who at all material times for the purposes of the Income Tax Act (Canada) (the “Canadian Act” or “ITA”) deals at arm’s length with the Company, holds all common shares solely as capital property, is a non-resident of Canada, and does not, and is not deemed to, use or hold any common shares in or in the course of carrying on business in Canada. It is assumed that the common shares will at all material time be listed on a stock exchange that is prescribed for the purposes of the Canadian Act.
     This summary is based on the current provisions of the Canadian Act, including the regulations thereunder, and the Canada-United States Income Tax Convention (1980) (the “Treaty”) as amended. This summary is based upon the current provisions of the Canadian Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada Revenue Agency (“CRA”), and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to June 16, 2006. This summary does not take into account any provincial, territorial or foreign income tax law or treaty other than the Treaty.
     This summary is not, and is not to be construed as, tax advice to any particular Investor. Each prospective and current Investor is urged to obtain independent advice as to the Canadian income tax consequences of an investment in common shares applicable to the Investor’s particular circumstances.

Dividends
     Each Investor will be required to pay Canadian withholding tax on the amount of any dividend, including any dividend, paid or credited or deemed to be paid or credited by the Company to the Investor on a common share. The rate of withholding tax is 25% of the gross amount of the dividend, or such lesser rate as may be available under an applicable income tax treaty. The Treaty provides that the normal 25% withholding tax rate under the Canadian Act is reduced to 15% on dividends paid on shares of a company resident in Canada to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is also a company that is a resident of the United States and owns at least 10% of the voting shares of the company paying the dividend. However, if the U.S. resident Investor is an LLC, the withholding rate is 25%. The Company will be required to withhold any such tax from the dividend, and remit the tax directly to CRA for the account of the Investor.
Disposition of Common Shares
     An Investor is not subject to tax under the Canadian Act in respect of a capital gain realized upon the disposition of a share unless the share represents “taxable Canadian property” to the Investor. Generally, a common share of a Canadian resident corporation listed on a prescribed stock exchange, such as a common share of the Company, will not constitute taxable Canadian property to the non-resident holder unless the Investor held the common share as capital property used in carrying on a business (other than an insurance business) in Canada, or unless the Investor or persons with whom the Investor did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company.
     Where an Investor is an individual who has ceased to be resident in Canada, and at the time such Investor ceased to be a Canadian resident elected to have the common shares treated as taxable Canadian property, the Investor will be subject to Canadian tax on any capital gain realized on disposition of the common shares, subject to the relieving provisions of the Treaty described below. The common shares may also be taxable Canadian property to an Investor if the Investor acquired them pursuant to certain “rollover” transactions. This would include transactions under Sections 85 and 87 of the Canadian Act, which apply to share for share and amalgamation transactions.
     Where a U.S. resident Investor realizes a capital gain on a disposition of common shares of the Company that constitute taxable Canadian property, the Treaty exempts such Investor from liability for Canadian tax in certain circumstances. A common share of the Company held by an Investor who is a resident of the United States for the purposes of the Treaty will generally constitute treaty-protected property, provided that the value of the common share is not derived principally from real property (including resource properties) situated in Canada. If the U.S. resident Investor is an LLC, this potential Treaty exemption does not apply. Notwithstanding the potential exemption from Canadian tax provided under the Treaty, where an Investor disposes of shares that are taxable Canadian property, the Investor is required to file a Canadian income tax return in respect of such dispositions.
     An Investor whose common shares constitute taxable Canadian property and are not treaty-protected property, and who disposes of one or more common shares in a taxation year, will realize a capital gain (capital loss) equal to the amount by which the proceeds of disposition therefor exceed (are exceeded by) the adjusted cost base thereof to the Investor and the Investor’s reasonable costs of disposition. The Investor will be required to include one half of any such capital gain (the “taxable capital gain”) in the Investor’s taxable income earned in Canada for the taxation year and to pay Canadian income tax accordingly. The Investor will be entitled to deduct one half of any such capital loss (the “allowable capital loss”) against taxable capital gains included in the Investor’s taxable income earned in Canada in the taxation year and, to the extent not so deductible, against taxable capital gains realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder and subject to adjustment when the capital gains inclusion rate in the year of disposition differs from the inclusion rate in the year the deduction is claimed.

United States Federal Income Tax Consequences
     The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Income Tax Considerations above”).
     The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.
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
     A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income. Commencing in 2006, normally the income will fall into one of two classes of income: general and passive. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “general income” for these purposes. The change will not affect the separate computation of foreign tax credit limitations under special Code provisions relating to treaty based sourcing rules. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.
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
Headquarters Office
100 F Street, N.E.
Room 1580
Washington, DC 20549
Woolworth Building
233 Broadway
New York, New York 10279
175 W. Jackson Boulevard
Suite 900
Chicago, Illinois 60604

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1 800 SEC 0330. The SEC maintains a website that contains registration statements, reports and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.
I.	Subsidiary information.

Not Applicable.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
     Market risk represents the risk of changes in the value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, commodity prices and equity prices.
     Interest Rate Risk. The Company’s primary interest rate risk exposure results from variable rate debt. At May 31, 2006, the Company had $4.495 million (March 31, 2006 — $5.675 million) outstanding under its credit facility with Royal Bank. Amounts outstanding under the Royal Bank credit facility bear interest at a variable rate equal to RBC Prime plus 1%. If interest rates were to increase 100 basis points (1.0%) from the rates as of March 31, 2006, and assuming no changes in the operating line debt from the March 31, 2006 levels, the Company’s annual interest expense would increase by approximately $57,000. The Company currently does not hedge its exposure to variable interest rate risk.
     Foreign Currency Exchange Risk. The Company’s coal sales contracts are denominated in U.S. dollars. The fluctuation of the exchange rate value of the Canadian and U.S. dollars directly impacts the revenue realized on these sales. The relative exchange rate fluctuation between the Canadian dollar and the currencies of the Company’s international competitors impacts the ability of the Company’s coal products to compete in foreign markets. The Company has previously entered into forward foreign exchange contracts for Canadian dollars in order to establish a partial hedge against exposure to currency fluctuations. However, these contracts were all fully exercised as at March 31, 2006 and the Company is currently evaluating, subject to availability on its operating line, whether or not to enter into additional forward contracts. Giving effect to this partial hedge, assuming a hypothetical 10% increase in the average exchange rate for fiscal 2006, the Company’s net income of $0.608 million would have decreased by approximately $5.888 million.
     At March 31, 2006 the Company had accounts receivable in U.S. dollars in the amount of $3.162 million. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end Canadian and U.S. Dollar exchange rate. Assuming such increase in the exchange rate, the fair value of the Company’s accounts receivable would decline by $370,000.
     Commodity Price Risk. The Company’s most significant exposure to commodity price risk arises out of potential fluctuations in coal prices. The Company attempts to mitigate the risk associated with fluctuations in metallurgical coal prices by entering into annual contracts covering a substantial percentage of its expected production.

During fiscal 2007, approximately 50% of the Company’s annual coal production is expected to be sold pursuant to long-term contracts providing for annual upward or downward revision to reflect changes in specified price indices. The balance of its production is expected to be sold under short-term (usually one year) contracts based upon prevailing market prices during the year. Accordingly, if metallurgical coal prices were to change by 10%, our total revenues would increase or decrease by $1.075 million and net income would increase or decrease by approximately $1.075 million with regard to sales made at prevailing market prices during the year (i.e. not currently under terms of a contract).
     The Company is a significant consumer of electricity, fuels and other materials and equipment. Our mining equipment and processing plant are powered by electricity and fuel that we have to purchase from outside sources. These prices are subject to change and have continued to increase over the last fiscal year. Similarly, recent fluctuations in crude oil and natural gas prices have affected our costs of diesel fuel and natural gas, especially with regard to fuel surcharges from our rail provider and mining contractor. In addition, because of increased activity within the industry, shortages of certain replacement parts used in mining equipment have been experienced in recent months. The Company’s contracts with its customers provide for annual fixed prices that are not subject to adjustment to reflect increases in operating expenses. Accordingly, increases in prices for electricity, fuel and equipment could adversely affect the Company’s profitability. Assuming a 10.0% change in electricity, fuel and other materials and equipment during fiscal 2007, our operating expenses and net income (loss) would increase or decrease by approximately $0.87 million.
     Equity Price Risk. As of March 31, 2006, the Company did not have any marketable securities recorded at a fair value.
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
E.	Use of Proceeds

Not applicable.
Item 15. Controls and Procedures
     As of March 31, 2006, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of our disclosure controls and procedures. Based on that evaluation as of the end of the period covered by the report, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.
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

Item 16. [Reserved]
     Not applicable.
Item 16.A            Audit Committee financial expert
The Board of Directors has determined that Robert D. Armstrong, the Chair of the Audit Committee, is a Chartered Accountant in Canada (CA) and is accordingly recognized as a financial expert. The Company considers Mr. Armstrong to be independent within the meaning of Section 1.4 of MI-52-110. The Company’s Audit Committee also consists of two unrelated Directors, who are both financially literate within the meaning of Section 1.5 of MI-52-110 and very knowledgeable about the Company’s affairs.
Item 16B. Code of Ethics
The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as well as its Directors and employees. The Company’s Code of Ethics for such officers is attached as Exhibit 11.1..
In addition, on May 10, 2006, the Company adopted a general Code of Ethics that applies to all directors, officers and employees. A copy of this Code of Ethics is attached as Exhibit 11.2.
Shareholders may request a copy of the Code of Ethics by written request directed to Pine Valley Mining Corporation, Attention: Martin Rip, 501 — 535 Thurlow Street, Vancouver, British Columbia, Canada V6E 3L2.
There have been no waivers or amendments to either Code of Ethics.
Item 16C. Principal Accountant Fees and Services
     Fees payable for the fiscal years ended March 31, 2006 and 2005 to Deloitte & Touche LLP, Independent Registered Chartered Accountants, are detailed below:

	2006	2005

Audit Fees	$73,400	$73,400
Audit Related Fees	$29,300	$27,050
Tax Fees	$22,050	$55,800
All Other Fees	None	None
The nature of each category of fee is described below:
     Audit Fees. The audit fees include fees for audit or review of the Company’s annual financial reports plus fees for services that generally an auditor can reasonably provide. The services include the statutory audit and review of documents filed with the SEC.
     Audit-Related Fees. The aggregate fees billed by Deloitte & Touche LLP for services rendered in connection with reviews of the Company’s quarterly financial statements, related Canadian regulatory filings, and in connection with a due diligence meeting relating to a private placement entered into by the Company.
     Tax Fees. The aggregate fees billed by Deloitte & Touche LLP for services rendered in connection with tax planning, advice and compliance filings.

Pre-Approval Polices and Procedures. The Audit Committee reviews proposed non-audit services and related fees and expenses with a view toward assessing whether the independence of the Auditors or their objectivity is likely to be impaired by performing the non-audit services in question. The Audit Committee reviews the audit and non-audit services and related fees and expenses and determines if the independence of the Auditors or their objectivity was impaired by performing non-audit services. The Audit Committee must (and did in fact) pre-approve all non-audit services to be provided to the Company by the Auditors. The Committee will advise the Board of Directors of the approved audit and non-audit services, fees and expenses.
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
Date: June 21, 2006

PINE VALLEY MINING CORPORATION
By:	/s/ Graham Mackenzie
Graham Mackenzie
President and Chief Executive Officer

PINE VALLEY MINING CORPORATION
Consolidated Financial Statements
for the Year Ended March 31, 2006

Report of Independent Registered Chartered Accountants
To the Shareholders of
Pine Valley Mining Corporation
We have audited the consolidated balance sheets of Pine Valley Mining Corporation (the “Company”) as at March 31, 2006 and 2005 and the consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2006 in accordance with Canadian generally accepted accounting principles.
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
“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Vancouver, British Columbia
June 15, 2006
Comment by Independent Registered Chartered Accountants on Canada — United States of America Reporting Difference
The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated June 15, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the consolidated financial statements.
“Deloitte & Touche LLP”
Independent Registered Chartered Accountants
Vancouver, British Columbia
June 15, 2006

PINE VALLEY MINING CORPORATION
Consolidated Balance Sheets
(Canadian GAAP)

	March 31,	March 31,
(in thousands of Canadian dollars)	2006	2005
ASSETS
CURRENT
Cash	$817	$2,200
Accounts receivable, net of nil allowance (2005 - $Nil)	3,719	5,943
Goods and Services Tax (GST) and other receivable	1,356	2,438
Deferred financing charges	279	738
Prepaid expenses	643	354
Coal inventory	9,528	3,452
Future income taxes (Note 16)	302	2,159

Total Current Assets	16,644	17,284
Restricted cash (Note 3)	458	458
Other non-current assets (Note 4)	1,550	466
Mineral property, plant and equipment (Note 5)	57,560	39,835
Non-producing mineral properties (Note 6)	2,877	60
Future income taxes (Note 16)	3,040	1,753

Total Assets	$82,129	$59,856

LIABILITIES
CURRENT
Operating line (Note 7)	$5,675	$—
Accounts payable	9,214	4,096
Accrued liabilities	2,616	2,108
Current portion of term debt (Note 8)	10,337	20,199
Current portion of capital lease obligation (Note 9)	41	23
Due to related party (Note 10)	600	600

Total Current Liabilities	28,483	27,026
Asset retirement obligation (Note 11)	2,307	653
Capital lease obligation (Note 9)	124	136
Future income taxes (Note 16)	3,208	3,764

Total Liabilities	34,122	31,579

SHAREHOLDERS’ EQUITY
Share capital (Note 12)	61,161	45,353
Commitment to issue shares	—	184
Contributed surplus and other capital	5,708	2,210
Deficit	(18,862)	(19,470)

Total Shareholders’ Equity	48,007	28,277

Total Liabilities and Shareholders’ Equity	$82,129	$59,856

Commitments and contingencies (Note 18)
Continuing operations (Note 1)

Approved by the Board of Directors

“Jeffrey Fehn”	Director

“Graham Mackenzie”	Director

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION
Consolidated Statements of Operations
(Canadian GAAP)

(in thousands of Canadian dollars	Year ended March 31,
except share and per share amounts)	2006	2005	2004

REVENUE
Coal sales	$59,458	$19,675	$—

Cost of Operations:
Mining and transportation	44,213	16,239	—
Administrative and other	3,292	1,319	—
Depreciation and depletion	3,571	553	—

	51,076	18,111	—

INCOME BEFORE UNDERNOTED ITEMS	8,382	1,564	—

EXPENSES
Consulting and management fees	248	236	28
Filing and transfer agent fees	252	88	35
Office and general	770	171	147
Professional fees	748	647	192
Promotion and marketing	167	103	42
Salaries and stock-based compensation	4,440	1,812	591
Mining and capital taxes	—	25	—
Write-off of mineral property	—	—	21

	6,625	3,082	1,056

INCOME (LOSS) BEFORE OTHER INCOME (EXPENSES) AND INCOME TAXES	1,757	(1,518)	(1,056)

OTHER INCOME (EXPENSES)
Interest and other income	49	25	8
Interest and financing	(2,018)	(889)	(84)
Foreign exchange gain	1,360	2,006	30
Other	(34)	—	(11)

	(643)	1,142	(57)

INCOME (LOSS) BEFORE INCOME TAXES	1,114	(376)	(1,113)
Mining taxes expense	(207)	(45)	—
Future income taxes expense (Note 16)	(299)	(32)	—

	(506)	(77)	—

NET INCOME (LOSS)	$608	$(453)	$(1,113)

Basic and diluted income (loss) per share	$0.01	$(0.01)	$(0.03)

Weighted average number of common shares — basic	72,381,180	58,471,023	40,560,855

Weighted average number of common shares — diluted	72,641,569	58,471,023	40,560,855

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION
Consolidated Statements of Cash Flows
(Canadian GAAP)

	Year ended March 31,
(in thousands of Canadian dollars)	2006	2005	2004

OPERATING ACTIVITIES
Net income (loss) for the year	$608	$(453)	$(1,113)
Items not involving cash:
Deferred financing charges	450	(248)	—
Depreciation and depletion	3,571	553	2
Non-cash consulting costs	—	126	—
Non-cash financing costs	905	417	—
Financing obligations	692	758	—
Stock-based compensation costs	3,526	1,226	200
Amounts written-off	—	—	33
Unrealized foreign exchange and derivatives (gain) loss	(90)	335	—
Future income taxes	299	32	—
Restricted cash	—	(458)	—
Changes in working capital items other than cash (Note 15)	(1,819)	(5,918)	86

	8,142	(3,630)	(792)

FINANCING ACTIVITIES
Capital stock issued	14,881	14,725	2,546
Loan proceeds	1,238	19,536	—
Loan payments	(11,100)	(3,337)	—
Operating line proceeds	5,675	—	—
Share subscription	—	(78)	78
Financing fees	(466)	(281)	—

	10,228	30,565	2,624

INVESTING ACTIVITIES
Acquisition of property and equipment, net of accounts payable	(22,453)	(22,778)	(2,458)
Goods and services tax (GST) and other receivable	1,082	(2,438)	—
Property, plant and equipment obligations	1,609	678	—

	(19,762)	(24,538)	(2,458)

(DECREASE) INCREASE IN CASH	(1,392)	2,397	(626)
Affect of foreign exchange rate on cash	9	(252)	—

CASH POSITION, BEGINNING OF YEAR	2,200	55	681

CASH POSITION, END OF YEAR	$817	$2,200	$55

Non-cash financing and investing activities
Property and equipment acquired under capital lease	$89	$167	$—
Shares issued for financing charges	$614	$442	$—
Share issued in settlement of debt	$—	$174	$—
Supplemental information
Interest paid	$693	$576	$66
Income taxes paid	$126	$—	$—

See accompanying Notes to the Consolidated Financial Statements

PINE VALLEY MINING CORPORATION
Consolidated Statements of Shareholders’ Equity
(Canadian GAAP)

(in thousands of Canadian dollars,	Common shares		Commitment to	Share	Contributed
except for share amounts)	Shares	Amount	issue shares	Subscription	Surplus	Deficit	Total

Balance, March 31, 2003	32,073,269	$26,424	$131	$573	$1,116	$(17,904)	$10,340
Issued for cash	14,156,250	2,700	(131)	(573)	—	—	1,996
Settlement of debt	—	—	174	—	—	—	174
Exercise of warrants and options	2,425,000	550	—	78	—	—	628
Stock-based compensation	—	—	—	—	26	—	26
Net loss for the year	—	—	—	—	—	(1,113)	(1,113)

Balance, March 31, 2004	48,654,519	29,674	174	78	1,142	(19,017)	12,051
Issued for cash	4,833,334	11,400	—	—	—	—	11,400
Settlement of debt	696,088	174	(174)	—	—	—	—
Shares issued for financing charge	104,736	442	184	—	—	—	626
Exercise of warrants and options	14,598,181	3,831	—	(78)	—	—	3,753
Fair value of warrants and options exercised	—	158	—	—	(158)	—	—
Share issue costs, net of future income taxes	—	(326)	—	—	—	—	(326)
Stock-based compensation	—	—	—	—	1,226	—	1,226
Net loss for the year	—	—	—	—	—	(453)	(453)

Balance, March 31, 2005	68,886,858	45,353	184	—	2,210	(19,470)	28,277
Issued for cash	5,305,000	15,138	—	—	—	—	15,138
Shares issued for financing charge	101,020	614	(184)	—	—	—	430
Exercise of warrants and options	1,440,000	578	—	—	—	—	578
Fair value of warrants and options exercised	—	28	—	—	(28)	—	—
Share issue costs, net of future income taxes	—	(550)	—	—	—	—	(550)
Stock-based compensation	—	—	—	—	3,526	—	3,526
Net income for the year	—	—	—	—	—	608	608

Balance, March 31, 2006	75,732,878	$61,161	$—	$—	5,708	$(18,862)	$48,007

See accompanying Notes to the Consolidated Financial Statements

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

1.	CONTINUING OPERATIONS

Pine Valley Mining Corporation and its subsidiaries (the “Company”) are engaged in the development, mining and marketing of metallurgical coal from its Willow Creek Coal Mine located near Chetwynd, British Columbia, Canada. The Company was amalgamated under the Company Act (British Columbia) and its shares are listed on the TSX and OTC Bulletin Board.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has a working capital deficiency at March 31, 2006 of $11.839 million (March 31, 2005 — $9.742 million). The Company’s continuing operations are dependent on management’s ability to obtain additional loan financing, the raising of additional equity capital and the Company’s ability to sustain profitable operations. Management has taken steps to enter into alternative financing arrangements to facilitate the repayment of obligations on term debt. Details of these arrangements are included under Note 19, Subsequent Events.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These accounting principles conform in all material respects to accounting principles generally accepted in the United States of America (“US GAAP”), expect as disclosed in Note 17.
(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Pine Valley Coal Ltd., Globaltex Gold Mining Corp. and Falls Mountain Coal Inc. All intercompany transactions and balances have been eliminated.

(b)	Measurement uncertainty

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include coal inventory, mineral property, plant and equipment, asset retirement obligation and future income taxes.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

Depreciation and depletion of mineral property, plant and equipment assets are dependent upon estimates of useful lives and reserves estimates, both of which are determined with the exercise of judgement. The assessment of any impairment of property, plant and equipment is dependent upon estimates of fair value that take into account factors such as reserves, economic and market conditions and the useful lives of assets. Asset retirement obligations are recognized in the period in which they arise and are stated as the fair value of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(c)	Revenue recognition

The company generates revenue from the sale of metallurgical coal. Sales are recognized on the date the product is loaded for shipment at the port as this coincides with the transfer of title, the risk of ownership and the determination of the amount due under the terms of sales contracts the Company has with its customer. Quantity and quality surveying is performed contemporaneous with the sale such that sales prices are fixed upon shipment of product. The Company sells to a limited number of customers and considers that collection of the full balance of all current sales is reasonably assured.

(d)	Cash and cash equivalents

Cash and cash equivalents includes cash, bank deposits and short-term money market instruments with terms to maturity at the date of issue not exceeding three months. Due to the short maturity of cash equivalents, these items are recorded at cost, which approximate their fair value.

(e)	Inventory

Inventory is carried at the lower of cost and market value. Cost is determined on the weighted average basis. Market value is defined as net realizable value for finished goods. Costs included in inventory relate to direct mining, transportation, port handling and mine overheads.

(f)	Mineral properties, plant and equipment
(i) Mineral property, plant and equipment
Operating mineral properties, plant and equipment are carried at cost less accumulated depletion and depreciation. Maintenance, repairs and renewals are charged to operations. Betterments are capitalized. Initial removal costs of waste rock are included in mineral property costs. Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

Mineral property costs are amortized on a unit-of-production method over the property’s estimated reserves. Changes to the reserve basis are taken into account prospectively. Depletion is recognized as a cost based on tonnage sold.
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

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(ii) Non-producing properties
The Company defers all acquisition costs and exploration costs, net of pre-commercial revenues and government assistance, that relate to specific properties when the properties are initially examined and/or the property has indicated mineral reserves until such time as the properties are brought into production, sold or abandoned. Costs pertaining to properties developed to production are amortized over the estimated productive life of the property. Costs pertaining to properties sold or abandoned are written-off.
The Company’s policy is to commence commercial production for accounting purposes at the earlier of the operation achieving 60 per cent of design capacity or upon substantial completion of construction activities such that the plant can operate safely within the requirements of the Health Safety and Reclamation Code for Mines in British Columbia.
(g)	Capitalized interest

Interest is capitalized on major capital projects under development based on the borrowing rate related to the project, if applicable, or the average cost of borrowing.

(h)	Asset impairment

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate the related carrying amounts may not be recoverable. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and non-producing property. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

(i)	Asset retirement obligation

Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred or revised and amortized to earnings over the asset’s estimated useful life.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion expenses. Actual expenditures incurred are charged against the accumulated obligation. Management evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

(j)	Foreign currency translation

Monetary items denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date and non-monetary items are recorded at historical exchange rates. Revenue and expense items are translated at exchange rates in effect at the date of the transaction. Gains and losses on translation are recorded in operations.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(k)	Income taxes

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

(l)	Earnings (loss) per common share

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

Potentially dilutive securities (see Note 13) for 2005 and 2004 have been excluded from the calculation of diluted earnings per share, as their effect would be anti-dilutive.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(m)	Fair value of financial instruments

The Company believes, based upon current information, that the carrying value of the Company’s cash, accounts receivable, accounts payable and debt approximate their fair value. Due to the non-arms length nature of the amounts due to related party, the fair value is not readily determinable.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(n)	Forward exchange contracts

The Company has entered into a series of contracts to sell US dollars. Under the provisions of Accounting Guideline 13, these transactions do not qualify for hedge accounting. Accordingly, the contracts are revalued to market at the end of each reporting period with gains or losses being included in operations.

(o)	Stock-based compensation

The Company provides grants of stock options to purchase common shares of the Company to directors, officers and employees. The board of directors grants such options for periods of up to ten years at a price not less than the most recent closing price for the common shares as reported by the TSX.

The Company applies the fair-value method of accounting in accordance with the recommendations of CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments.” Stock-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”).
3.	RESTRICTED CASH

The Company has $458,000 (2005 — $458,000) of cash on hand which is restricted as security for a letter of credit issued by a financial institution pursuant to the Company’s agreement with a utility provider for the provision of electrical power at the Willow Creek mine.

4.	OTHER NON-CURRENT ASSETS

Other non-current assets consist of mobilization charges paid to the Company’s mining contractor of $996,000 (2005 — $223,000) and reclamation deposits relating to the Company’s mine permit of $554,000 (2005 — $243,000).

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment consist of:

	March 31, 2006			March 31, 2005
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Assets acquired under capital lease	$256	$80	$176	$168	$25	$143
Buildings	426	30	396	426	9	417
Land	140	—	140	140	—	140
Office equipment	595	186	409	332	86	246
Plant and equipment	25,513	1,752	23,761	12,854	159	12,695
Property and development	34,722	2,044	32,678	26,516	322	26,194

	$61,652	$4,092	$57,560	$40,436	$601	$39,835

Included in property, plant and equipment is $1,331,000 (2005 — $638,000) relating to interest capitalized during construction and development.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

6.	NON-PRODUCING MINERAL PROPERTIES

	March 31,	March 31,
	2006	2005
Willow Creek
Construction — plant and equipment	$—	$12,381
Construction — property and development	—	5,902
Other development costs	—	3,310
Transfer to mineral property, plant and equipment	—	(38,436)

	—	(16,843)

Pine Pass
Consulting	785	14
Drilling	2,716	6
Environmental	17	—
Permits	16	40
B.C. Mining Exploration Tax Credit	(717)	—

	2,817	60

Beginning of year	60	16,843

End of year	$2,877	$60

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(a)	Willow Creek

The Company determined that the Willow Creek coal project had reached the commercial production stage during the year ended March 31, 2005. Accordingly, the assets related to this property were reclassified to Mineral Property, Plant and Equipment at their carried value.

(b)	Pine Pass

The Company has an interest in the Pine Pass property, located adjacent to the Willow Creek mine site and has initiated a drill program to further develop reserves at this coal deposit. The purpose of the drill program is to further define Pine Pass reserves for mining and reporting purposes to National Instrument 43-101 standard, provide geological data to develop a mine plan and initiate environmental testing necessary for mine permits.

(c)	Indin Lake

The Company has a 90% interest in certain leases located in the Mackenzie Mining Division of the Northwest Territories. During the year ended March 31, 2003, the Company concluded that the Indin Lake gold property be written off due to the extended period of time since any active exploration work has been undertaken.
7.	OPERATING LINE

The Company entered into a working capital credit facility of up to $20 million with Royal Bank Asset Based Finance, a division of Royal Bank of Canada (“Royal Bank” or the “Bank”) on September 16, 2005 for an initial term of two years. The Bank’s facility is secured by all the assets of the Company with first position on inventory and receivables. The facility bears interest at the rate of Royal Bank’s prime plus 1% per annum, calculated monthly.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

8.	TERM DEBT

	March 31,	March 31,
	2006	2005
Mitsui Matsushima loan (a)	$—	$1,000
Marubeni Corporation loan (b)	—	8,494
Rockside Foundation loan (2006 and 2005 - US$8,850) (c)	10,337	10,705

	10,337	20,199
Less portion due within one year	10,337	20,199

	$—	$—

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(a)	Mitsui Matsushima Loan

On January 6, 2004, the Company issued a note to Mitsui Matsushima in the amount of $4,000,000 payable in instalments to June 30, 2005 with interest compounded daily at 7%. The final instalment due on this note was paid in June 2005.

(b)	Marubeni Corporation Loan

The Company entered into an agreement with Marubeni Corporation (“Marubeni”) to borrow up to US$7.6 million, to be drawn on a non-revolving basis, at an interest rate of LIBOR plus 4% on the principal outstanding. Interest payments were payable quarterly and the principal due no later than March 31, 2006. In September 2005, the entire remaining balance owing to Marubeni was repaid as part of the Company’s overall refinancing with the addition of the $20 million credit facility Royal Bank (see Note 7).

(c)	The Rockside Foundation Loan

The Company entered into a Credit Facility Agreement (the “Agreement”) with The Rockside Foundation (“Rockside”), a shareholder of the Company, for an aggregate amount up to US$7.0 million, with interest at an annual rate of 10%, further amended on December 30, 2004, to increase the loan to US$8.85 million.

Under the terms of the Agreement, the Company has issued common shares that are equivalent to 10% of the initial principal amount (US $3,750,000) and 1% per five week period of the second tranche advanced (US $5,100,000) to a maximum of 10%, as long as the loan is outstanding.

For purposes of calculating the number of bonus shares due to Rockside, the US dollar value is converted to Canadian dollars applying the Bank of Canada closing rate for the day prior to the funds being advanced and the weighted average share price for the ten trading days on the TSX Venture Exchange prior to the funding. The Company has issued 104,736 common shares for the loan of the initial US $3,750,000 principal amount. A further 101,020 shares have been issued to Rockside as at March 31, 2006, representing the 10% bonus due by the Company upon receipt of the subsequent $5,100,000.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

A second amendment to the Agreement was completed on September 16, 2005. Under the terms of the second amendment the due date for repayment of the loan was extended for 10 weeks from November 29, 2005 to February 6, 2006. In addition, for the period from November 29, 2005 to February 6, 2006 interest will be paid at the rate of 12% per annum with no bonus shares being issued.

A third amendment to the Agreement was completed on November 23, 2005 whereby the terms of repayment of the loan were further extended from February 6, 2006 to June 30, 2006.

A fourth amendment to the Agreement was completed on June 15, 2006 (see Note 19, Subsequent Events), whereby the terms of repayment of the loan were extended from June 30, 2006 to September 30, 2006. All other terms remain unchanged.

Rockside’s loan is secured by the Company’s assets subject to an inter-creditor agreement with Royal Bank which grants the Bank certain priority rights with regard to inventory and receivables. In addition, a subordination and postponement agreement has been entered into between the Bank and Rockside whereby Rockside has postponed their loans in favour of Royal Bank (see Note 7).

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

9.	CAPITAL LEASE OBLIGATION

The Company entered into lease agreements to finance the installation and purchase of portable office buildings at the mine site and certain office equipment and machinery. The total value of the assets acquired under such arrangements is $271,000. The leases have terms ranging from one to six years. Monthly payments under the leases during the year were $9,000, including imputed interest ranging from 0 — 14.75% per annum.

Total minimum payments under the leases are as follows:

	Principal	Interest	Total
Year ending March 31, 2007	$41	$13	$54
Year ending March 31, 2008	33	10	43
Year ending March 31, 2009	37	7	44
Year ending March 31, 2010	33	3	36
Year ending March 31, 2011	21	1	22

	$165	$34	$199

10.	DUE TO RELATED PARTY

The Company has provided for the payment of $600,000 (2005 — $600,000) to the estate of the former Chairman of the Company (the “Estate”). The Estate is administered on behalf of its beneficiaries by a director of the Company. The Company has agreed, subject to certain conditions being fulfilled, to enter into discussions that could result in a cash payment or shares of the Company being issued in full consideration of an amount of $600,000 for the Estate upon terms and arrangements that are not yet to be determined. There is no immediate requirement or intention to finalize these discussions.

11.	ASSET RETIREMENT OBLIGATION

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available, including closure plans and applicable regulations.

The total undiscounted amount of the estimated cash flows required to settle the Company’s asset retirement obligation is $3,234,000 (2005 — $918,000) which has been discounted using a discount rate of 7.5% to total $2,307,000 (2005 — $653,000).

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

Reclamation obligations at the Willow Creek Mine are expected to be paid annually up to 2013. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand. Future changes to these estimates, due to changes in closure plans or applicable regulations, will be made prospectively with a corresponding charge to the asset’s carrying value.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

A summary of the Company’s provision for asset retirement obligation and reclamation is presented below:

	March 31,	March 31,
	2006	2005
Balance, beginning of year	$653	$—
Reclamation expenditures	(32)	—
Accretion	74	—
Changes in estimates	1,612	653

Balance, end of year	$2,307	$653

12.	SHARE CAPITAL
(a)	Authorized

Unlimited common shares of no par value.

(b)	Issued and outstanding

During the year ended March 31, 2006:
(i)	340,000 options were exercised for proceeds of $303,300.

(ii)	1,100,000 warrants were exercised for proceeds of $275,000.

(iii)	In July 2005, the Company completed a private placement of 1,250,000 common shares at $4.00 per share for gross proceeds of $5,000,000. Share issue costs relating to the transaction amounted to $3,832 (net of future income taxes).

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(iv)	The Company issued 101,020 common shares to The Rockside Foundation for value $614,000 (Note 8(c)).

(v)	In December 2005, the Company completed a private placement of 4,055,000 units at a price of $2.50 per unit for gross proceeds of $10,137,500. Each unit consists of one common share and one-half of one transferable share purchase warrant with one whole warrant entitling the holder to purchase one further common share for a term of 18 months at a price of $3.50 per share. The full amount of the proceeds received has been assigned to the common shares and $Nil value to the warrants. Share issue costs relating to the transaction amounted to $545,522 (net of future income taxes).
During the year ended March 31, 2005:
(i)	880,000 stock options were exercised for proceeds of $269,100.

(ii)	13,718,181 warrants were exercised for proceeds of $3,562,409.

(iii)	In May 2004, the Company completed a private placement of 3,333,334 shares at $0.90 per share for gross proceeds of $3,000,001.

(iv)	In March 2005, the Company completed a private placement of 1,500,000 units for gross proceeds of $8,400,000. Each unit consists of one common share and one-half of one share purchase warrant. Each whole share purchase warrant is exercisable at a price of $6.25 per share for a period of eighteen months. Share issue costs relating to the transaction amounted to $325,946 (net of future income taxes).

(v)	In March 2003, the Company entered into employment agreements with its former President and current President for the provision of management and technical services to the Company and its Australian subsidiary. Pursuant to the agreements, the Company had certain outstanding payment obligations to the executives either by paying cash or delivering common shares in the capital of the Company. The Company announced the shares-for-debt settlement transactions on January 7, 2004 and settled the obligations by issuing 696,088 common shares at price of $0.25 per share in August 2004.

(vi)	On November 26, 2004 the Company issued 104,736 common shares to The Rockside Foundation for value $441,598 (Note 8(c)).
During the year ended March 31, 2004:

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

(i)	2,425,000 stock options and warrants were exercised for proceeds of $550,250.

(ii)	In April 2003, the Company completed a private placement of 5,500,000 units for total gross proceeds of $1,100,000. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.25 per share. A finder’s fee totalling $131,250 was paid by issuance of 656,250 common shares at a price of $0.20 per share.

(iii)	In January 2004, the Company completed a private placement of 8,000,000 units for proceeds of $1,600,000. Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable for two years at a price of $0.22 per share for the first year and $0.25 for the second year.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

13.	STOCK OPTIONS AND WARRANTS
(a)	Stock options

The Company has established a stock option plan for directors and employees. The Company is allowed to grant up to 7,162,767 stock options. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s outstanding options at March 31, 2006, 2005 and 2004 and the changes for the years then ended is presented below:

	Years ended March 31,
	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
Outstanding, beginning of year	3,070,000	$3.47	1,365,000	$0.50	2,865,004	$0.37
Granted	2,180,000	1.75	2,685,000	4.06	100,000	0.29
Exercised	(340,000)	0.89	(880,000)	0.31	(250,000)	0.20
Cancelled and expired	(1,810,000)	3.79	(100,000)	6.55	(1,350,004)	0.25

Outstanding, end of year	3,100,000	$2.36	3,070,000	$3.47	1,365,000	$0.50

As at March 31, 2006, the Company has outstanding stock options to purchase an aggregate 3,100,000 common shares as follows:

Options Outstanding			Options Exercisable
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Number	Expiry Date	Price	Number	Price

250,000	April 28, 2007	$0.90	250,000	$0.90
5,000	April 23, 2009	1.01	5,000	1.01
75,000	July 8, 2009	1.56	25,000	1.56
500,000	March 9, 2010	5.30	250,000	5.30
100,000	March 17, 2010	5.31	100,000	5.31
2,170,000	March 21, 2011	1.74	874,000	1.74

3,100,000		$2.36	1,504,000	$2.42

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

For the year ended March 31, 2006, using the fair value method for stock-based compensation, the Company recorded a charge to operations of $3,526,000 (2005 — $1,226,000; 2004 — $26,000) for stock options granted to Directors and Employees. This amount was determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

	Years ended March 31,
	2006	2005	2004
Dividend yield	0%	0%	0%
Risk free interest rate	3.2 - 3.99%	3.08 - 3.79%	3.97%
Expected life	3 years	3 - 5 years	5 years
Expected volatility	75%	86 - 117%	148%
The weighted average fair value of the options granted in 2006 was $1.75 (2005 — $2.34; 2004 — $0.26).

(b)	Warrants

A summary of the Company’s warrants at March 31, 2006, 2005 and 2004 and the changes for the years then ended is presented below:

	Year ended March 31,
	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price	of Warrants	Price
Outstanding, beginning of year	1,850,000	$2.68	14,818,181	$0.24	5,793,181	$0.84
Granted	2,027,500	3.50	750,000	6.25	13,500,000	0.26
Exercised	(1,100,000)	0.25	(13,718,181)	0.26	(2,175,000)	—
Cancelled and expired	—	—	—	—	(2,300,000)	1.70

Outstanding, end of year	2,777,500	$4.24	1,850,000	$2.68	14,818,181	$0.24

As at March 31, 2006, the Company has outstanding share purchase warrants to purchase an aggregate 2,777,500 common shares as follows:

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

Warrants Outstanding
		Weighted
		Average
		Exercise
Number	Expiry Date	Price

750,000	September 22, 2006	$6.25
2,027,500	May 12, 2007	3.50

2,777,500		$4.24

14.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

The Company operates in one industry and as at March 31, 2006 substantially all of the Company’s assets were located in Canada.

Revenues from customers can be attributed to the following countries:

	Years ended March 31,
	2006		2005		2004
France	$—	0%	$5,258	27%	$—	0%
Italy	5,277	9%	1,413	7%	—	0%
Japan	27,154	46%	4,268	22%	—	0%
Korea	27,027	45%	4,822	24%	—	0%
United Kingdom	—	0%	3,914	20%	—	0%

	$59,458	100%	$19,675	100%	$—	0%

For the year ended March 31, 2006, 100% of sales are to six customers and 99% of accounts receivable are from one customer (2005 — 100% of sales to nine customers and 97% of accounts receivable from two customers).

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

15.	CHANGES IN WORKING CAPITAL ITEMS OTHER THAN CASH

	Years ended March 31,
	2006	2005	2004
Decrease (increase) in accounts receivable	$2,246	$(5,835)	$8
Increase in prepaid expenses	(1,373)	(814)	(1)
Increase in coal inventory	(6,076)	(3,452)	—
Increase in accounts payable and accrued liabilities	3,355	4,278	79
Affect of foreign exchange on non-cash items	29	(95)	—

	$(1,819)	$(5,918)	$86

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

16.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the income or loss before tax provision due to the following:

	Years ended March 31,
	2006	2005	2004
Statutory tax rate	34%	36%	36%
(Expense) recovery of income taxes computed at standard rates	$(384)	$134	$401
Non-deductible expenses	(945)	(413)	(10)
Tax benefit not recognized in period the benefit arose	520	—	—
B.C. Mineral taxes	(174)	(45)	—
Resource allowance	480	107	—
Other	75	—	—
Change in valuation allowance	(78)	140	(391)

Income tax expense	$(506)	$(77)	$—

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities are as follows:

	2006	2005
Future income tax assets
Asset retirement obligation	$787	$233
Operating loss carry-forward	1,746	3,318
Financing costs	752	318
Other	215	123

	3,500	3,992
Less: Valuation allowance	(158)	(80)

	3,342	3,912
Less: Current future income tax asset	302	2,159

Non-current future income tax asset	$3,040	$1,753

Future income tax liabilities
B.C. Mineral tax	(1,639)	$(2,187)
Property, plant and equipment	(1,569)	(1,577)

Future income tax liability	$(3,208)	$(3,764)

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

At March 31, 2006, the Company has approximately $5,044,000 of non-capital losses for tax purposes available at various dates until 2016, to be carried forward and applied against future income for tax purposes and approximately $255,000 of capital losses for tax purposes available to be carried forward indefinitely and applied against future capital gains for tax purposes. These non-capital losses expire as follows:

Year ended
March 31
2007	$336
2008	682
2009	1,114
2010	471
2014	651
2015	771
2016	1,019

$5,044

17.	RECONCILIATION OF CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. The material differences between Canadian and US GAAP, in respect of these financial statements, are summarized as follows:

	Years ended March 31,
Consolidated Statements of Operations	2006	2005	2004
Net income (loss) under Canadian GAAP	$608	$(453)	$(1,113)
Depletion rate (a)	387	197	—
Future income tax (a)	(241)	4,924	—
Writedown of mineral exploration costs (a)	(2,877)	—	21

Net (loss) income under US GAAP	$(2,123)	$4,668	$(1,092)

Basic and diluted (loss) income per share under US GAAP	$(0.03)	$0.08	$(0.03)

Weighted average number of shares — basic	72,381,180	58,471,023	40,560,855

Weighted average number of shares — diluted	72,641,569	60,049,505	40,560,855

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

Consolidated Balance Sheets	2006	2005
Total assets as per Canadian GAAP	$82,129	$59,856
Increase in mineral properties due to lower base for depletion rate (a)	584	197
Increase in future income tax asset due to expensing of mineral property costs (a)	1,381	2,030
Decrease in mineral properties due to expensing of mineral property costs (a)	(13,200)	(10,323)

Total assets as per US GAAP	70,894	51,760

Total liabilities as per Canadian GAAP	34,122	31,579
Decrease in future income tax liability due to expensing of mineral property costs (a)	(3,208)	(2,894)
Total liabilities as per US GAAP	30,914	28,685

Total shareholders’ equity as per Canadian GAAP	48,007	28,277
Increase to mineral property for depletion (a)	584	197
Additional future income tax asset (a)	4,589	4,924
Decrease in mineral property costs (a)	(13,200)	(10,323)

Total shareholders’ equity as per US GAAP	$39,980	$23,075

	Years ended March 31,
Consolidated Statements of Cash Flows	2006	2005	2004
Operating activities
Operating activities under Canadian GAAP	$8,142	$(3,682)	$(792)
Exploration (a)	(2,877)	—	—

Operating activities under US GAAP	$5,265	$(3,682)	$(792)

Investing activities
Investing activities under Canadian GAAP	$(19,762)	$(24,996)	$(2,458)
Exploration (a)	2,877	—	—

Investing activities under US GAAP	$(16,885)	$(24,996)	$(2,458)

(a)	Mineral property costs

US GAAP requires that mineral property costs be expensed until there is substantial evidence that a commercial body of ore has been located, whereas Canadian GAAP allows mineral property costs to be deferred during the exploration process.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

For US GAAP purposes, the Company has expensed property costs incurred prior to March 31, 2003 and those related to the Pine Pass drill program during the current year (see Note 6). Subsequent to March 31, 2003, the Company capitalized, for US GAAP purposes, acquisition and development costs at its Willow Creek property as the coal reserve estimations have been confirmed, a feasible mine plan has been developed and financing from the development of the mine has been arranged. During the year ended March 31, 2006, the expensing of mineral property costs for US GAAP purposes in prior years has the effect of decreasing the depletion rate and increasing (reducing) future income tax asset (liability) as they relate to the mineral property.

(b)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years presented.

(c)	Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment (SFAS 123(R)), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 24, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The Company currently uses the fair value method to account for all stock option grants and does not believe that this Statement will have a material impact on the Company’s financial statements once adopted.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets — An Amendment of APB Opinion No. 29.” The guidance in APB No. 29, “Accounting for Non-Monetary Transactions” is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this Statement is issued.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

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

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, “Share-Based Payment,” which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. We do not believe that the adoption of SAB No. 107 will have a material impact on our consolidated financial statements.

In March 2005, the FASB issued interpretation 47 (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations” — an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized of the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a material impact on the Company’s financial statements.

In October 2005, the FASB issued FASB Staff Position FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company does not anticipate that the implementation of this statement will have a significant impact on our results of operations.

In November 2005, the FASB issued FASB Staff Position FAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS No. 123(R). We do not believe that this transition method will have a material impact on the Company’s financial statements.

Pine Valley Mining Corporation
Notes to the Consolidated Financial Statements
Year ended March 31, 2006
(Tabular amounts are in thousands of Canadian dollars, except for shares, price per share and per share amounts.)

18.	COMMITMENTS AND CONTINGENCIES
(a)	The Company has letters of credit of $50,000 and $458,000 outstanding at March 31, 2006 (March 31, 2005 — $508,000).

(b)	The Company has entered into operating lease agreements for coal loading services, office space and equipment and vehicles at the mine site. These agreements require the Company to make the following lease payments:

	Coal		Office	Office
	loading	Equipment	equipment	lease	Vehicles	Total

Year ending March 31, 2007	$952	$37	$9	$43	$84	$1,125
Year ending March 31, 2008	980	37	9	—	65	1,091
Year ending March 31, 2009	918	13	7	—	11	949

	$2,850	$87	$25	$43	$160	$3,165

19.	SUBSEQUENT EVENTS

Subsequent to the year ended March 31, 2006 the Company obtained an extension to The Rockside Foundation Loan whereby the terms of repayment were extended from June 30, 2006 to September 30, 2006 (see Note 8(c)). All other terms and conditions of the debt remain unchanged. In addition, the Company has retained an independent financial advisor to assist it, on a best efforts basis, in securing additional debt financing. The completion of any transaction resulting from this engagement will be subject to certain conditions including the completion of due diligence processes and negotiation of documentation. Any debt offered as part of any financing will not be registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Transition Application signed August 12, 2004 to which is attached the Notice of Articles (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.2	Notice of Alteration signed September 10, 2004 removing the pre-existing Company provisions (which is an amendment to the Notice of Articles) (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.3	Notice of Alteration signed September 10, 2004 increasing the authorized share structure (which is a further amendment to the Notice of Articles) (incorporated by reference to Exhibit 1.3 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

1.4	New Articles of Incorporation of the Company effective July 28, 2005 (incorporated by reference to Exhibit 1.4 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

1.5	Articles of Incorporation of the Company (incorporated herein by reference to Exhibit 19 to the Company’s Annual Report on Form 20-F dated July 9, 1984)

1.6	Shareholder’s Resolution Amending the Articles of Incorporation, dated and certified July 28, 2005 (incorporated by reference to Exhibit 1.6 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.1	Director Stock Option Agreement and Schedule dated April 29, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.14 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.2	Employee Stock Option Agreement dated May 8, 2002 between the Company and Lei Wang (incorporated by reference to Exhibit 4.15 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.3	Subscription Agreement and Schedule dated May 17, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.16 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.4	Debt Settlement Agreement dated May 30, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.5	Debt Settlement Amendment Agreement dated June 14, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.6	Debt Settlement Agreement dated August 2, 2002 between the Company and Walter Davidson (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.7	Employment Agreement dated effective December 9, 2002 between the Company and Mark Fields (incorporated by reference to Exhibit 10 to the Company’s Annual Report

Exhibit Number	Description of Document
on Form 20-F for the year ended March 31, 2003)

4.8	Subscription Agreement dated December 18, 2002 between the Company and Mark Smith (incorporated by reference to Exhibit 4.21 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.9	Amending Agreement dated January 31, 2003 between the Company, Thomas O’Brien and LOGG Investment Research Inc.(incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.10	Amending Agreement dated March 3, 2003 between the Company, Thomas O’Brien and LOGG Investment Research Inc. (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.11	Subscription Agreement and Schedule dated March 5, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.12	Letter Agreement dated March 10, 2003 by and among the Company, Mitsui Matsushima Co. Ltd., Falls Mountain and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 99 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.13	Sale & Purchase of Joint Venture Interest Agreement dated for reference March 10, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.14	Share Pledge Agreement dated March 10, 2003 between the Company and Mitsui Matsushima Canada Ltd. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.15	Executive Employment Agreement made effective March 10, 2003 between Pine Valley Coal and Richard Palmer (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.16	Executive Employment Agreement made effective March 11, 2003 between Pine Valley Coal and Graham Mackenzie (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.17	Senior Officer Stock Option Agreement and Schedule dated March 31, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.18	Amending Agreement and Schedule dated April 7, 2003 between the Company and Richard Palmer (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.19	Consulting Agreement dated April 29, 2003 between the Company and Kevin Forbes (incorporated by reference to Exhibit 10 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.20	Share Option Plan dated for reference July 10, 2003 (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

Exhibit Number	Description of Document
4.21	Notice of Stock Option Commitment (Director) dated August 12, 2003 between the Company and Gordon Fretwell (incorporated by reference to Exhibit 4.33 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2003)

4.22	Coal Purchase and Financing Agreement dated as of May 18, 2004 by and among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation (incorporated by reference to Exhibit 4.22 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.23	Transportation Agreement dated June 8, 2004 among Falls Mountain Coal Inc. and BC Rail Partnership (incorporated by reference to the appropriate Exhibit to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.24	Willow Creek Marketing and Agency Agreement dated May 21, 2004 among the Company, Falls Mountain Coal Inc. and Marubeni Corporation. (incorporated by reference to Exhibit 4.24 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.25	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 3, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.25 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.26	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 5, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.26 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.27	Amendment to Agreement for Sale & Purchase of Joint Venture Interest dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.27 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.28	Memorandum of Understanding dated for reference December 12, 2003 among the Company, Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.28 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.29	Subscription Agreement dated December 2003 between the Company and Rockside Foundation and a schedule to attach listing additional agreements which are substantially identical (incorporated by reference to Exhibit 4.29 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.30	Subscription Agreement dated May 4, 2004 between the Company and Sprott Asset Management Inc. (incorporated by reference to Exhibit 4.30 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.31	Amended and Restated Share Option Plan dated for reference July 14, 2004 (incorporated by reference to Exhibit 4.31 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.32	Employment Agreement dated effective January 1, 2004 between the Company and Graham Mackenzie (incorporated by reference to Exhibit 4.32 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

Exhibit Number	Description of Document
4.33	Inter-Creditor Agreement dated May 21, 2004 between Mitsui Matsushima Canada Ltd. and Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd (incorporated by reference to Exhibit 2.1 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.34	Amendment to General Security Agreement dated May 18, 2004 among Mitsui Matsushima Canada Ltd. and Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 2.2 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.35	Security Agreement dated May 13, 2004 among Marubeni Corporation and Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.36	Share Pledge Agreement dated May 21, 2004 among Marubeni Corporation and Pine Valley Mining Corporation (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2004)

4.37	Mutual Settlement and Release made effective August 18, 2004, between Graham Mackenzie and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.37 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.38	Mutual Settlement and Release made effective August 24, 2004, between Richard Palmer and Pine Valley Coal Pty Limited (incorporated by reference to Exhibit 4.38 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.39	Executive Employment Agreement made effective August 31, 2004 between the Company and Jeffrey M. Fehn (incorporated by reference to Exhibit 4.39 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.40	Notice of Stock Option Commitment (Director) dated September 24, 2004 between the Company and Mark T. Smith (incorporated by reference to Exhibit 4.40 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.41	Credit Facility Agreement dated November 26, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation (incorporated by reference to Exhibit 4.41 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.42	Employment Agreement dated January 25, 2005 between the Company and Martin Rip (incorporated by reference to Exhibit 4.42 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.43	Notice of Stock Option Commitment (Employee) dated February 14, 2005 between the Company and Roy Fougere (incorporated by reference to Exhibit 4.43 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.44	Notice of Stock Option Commitment (Senior Officer) dated February 14, 2005 between the Company and Martin Rip (incorporated by reference to Exhibit 4.44 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.45	Notices of Stock Option Commitment (Director) dated March 9, 2005 between the Company and each of Jeffrey M. Fehn and Graham Mackenzie (incorporated by reference to Exhibit 4.45 to the Company’s Annual Report on Form 20-F for the year

Exhibit Number	Description of Document
ended March 31, 2005)

4.46	Employment Agreement dated March 11, 2005 between the Company and Samuel Yik (incorporated by reference to Exhibit 4.46 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.47	Notice of Option Commitment (Senior Officer) dated March 17, 2005 between the Company and Samuel Yik (incorporated by reference to Exhibit 4.47 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.48	Agreement of Purchase and Sale dated April 1, 2005 among Falls Mountain Coal Inc., Sedgman Canada Ltd. and Sedgman, L.L.C. (incorporated by reference to Exhibit 4.48 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.49	Services Agreement dated April 1, 2005 among Falls Mountain Coal Inc., Sedgman Canada Company and Sedgman, L.L.C. (incorporated by reference to Exhibit 4.49 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.50	Underwriting Agreement dated March 22, 2005 among Sprott Securities Inc., Salman Partners Inc. and Canaccord Capital Corporation, the Company, Mark T. Smith and The R. Templeton Smith Foundation (incorporated by reference to Exhibit 4.50 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.51	Amendment No. 1 to the Credit Facility Agreement dated December 22, 2004 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation (incorporated by reference to Exhibit 4.51 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.52	Subscription Agreement dated July 15, 2005 between the Company and Sprott Asset Management Inc. (incorporated by reference to Exhibit 4.52 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.53	Notice of Stock Option Commitment (Director) dated August 24, 2005 between the Company and Robert Armstrong (incorporated by reference to Exhibit 4.53 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.54	Amendment No.2 to the Credit Facility Agreement dated September 16, 2005 among the Company, Falls Mountain Coal Inc, Pine Valley Coal Ltd. and The Rockside Foundation (incorporated by reference to Exhibit 4.54 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.55	Credit Facility Agreement dated September 8, 2005 by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, the Company, Falls Mountain Coal Inc. and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 4.55 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.56	Intercreditor Agreement dated September 16, 2005 between Royal Bank of Canada and The Rockside Foundation (incorporated by reference to Exhibit 4.56 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.57	Guarantee and Postponement of Claim, dated September 16, 2005 between Royal Bank of Canada and the Company (incorporated by reference to Exhibit 4.57 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

Exhibit Number	Description of Document
4.58	Amendment to the Coal Purchase and Financing Agreement dated September 15, 2004 by and among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Marubeni Corporation (incorporated by reference to Exhibit 4.58 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.59	Payout Statement and Release, dated September 15, 2005 between Marubeni Corporation and Falls Mountain Coal Inc. (incorporated by reference to Exhibit 4.59 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.60	Security Agreement, dated November 26, 2004, by and among Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation (incorporated by reference to Exhibit 4.60 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.61	General Security Agreement — Floating Charge on Land, dated September 16, 2005, between Pine Valley Coal Ltd. and Royal Bank of Canada (incorporated by reference to Exhibit 4.61 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.62	Amendment to Confidential Transportation Agreement, dated September 6, 2005, between Canadian National Railway Company and Pine Valley Coal Ltd. (incorporated by reference to Exhibit 4.62 to the Company’s Annual Report on Form 20-F for the year ended March 31, 2005)

4.63	Pine Valley Mining Corporation Amended and Restated Share Option Plan, dated for reference September 30, 2005*

4.64	Amendment No. 3 to the Credit Facility Agreement dated November 23, 2005 among the Company, Falls Mountain Coal Inc, Pine Valley Coal Ltd. and The Rockside Foundation*

4.65	First Amending Agreement dated November 24, 2005 to the Credit Facility Agreement by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, the Company, Falls Mountain Coal Inc. and Pine Valley Coal Ltd.*

4.66	Second Amending Agreement dated December 21, 2005 to the Credit Facility Agreement by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, the Company, Falls Mountain Coal Inc. and Pine Valley Coal Ltd.*

4.67	Acknowledgement and Agreement dated December 21, 2005 by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and Neptune Bulk Terminals*

4.68	Acknowledgement and Agreement dated December 23, 2005 by and among Royal Bank Asset Based Finance, a division of Royal Bank of Canada, Falls Mountain Coal Inc. and Ridley Terminals Inc.*

4.69	Amendment to Assignment of Material Contracts dated December 23, 2005 by Falls Mountain Coal Inc. in favor of Royal Bank Asset Based Finance, a division of Royal Bank of Canada*

4.70	Employment Agreement between the Company and Robert Bell dated February 3, 2006*

4.71	Form of Option Commitment (Director) dated March 21, 2006 to acquire common

Exhibit Number	Description of Document
shares under the Company’s Amended and Restated Share Option Plan*

4.72	Form of Option Commitment (Senior Officer) dated March 21, 2006 to acquire common shares under the Company’s Amended and Restated Share Option Plan*

4.73	Form of Option Commitment (Employee) dated March 21, 2006 to acquire common shares under the Company’s Amended and Restated Share Option Plan*

4.74	Irrevocable Consent to Termination of Stock Options dated March 22, 2006 by Jeffrey M. Fehn*

4.75	Irrevocable Consent to Termination of Stock Options dated March 22, 2006 by Martin Rip*

4.76	Irrevocable Consent to Termination of Stock Options dated March 22, 2006 by Roy Fougere*

4.77	Irrevocable Consent to Termination of Stock Options dated March 22, 2006 by Samuel Yik*

4.78	Irrevocable Consent to Termination of Stock Options dated March 22, 2006 by Robert Armstrong*

4.79	Form of Agency Agreement between Pine Valley Mining Corporation, RBC Dominion Securities Inc., Salman Partners Inc. and Sprott Securities Inc.*

4.80	Form of Common Share Purchase Warrant Indenture between Pine Valley Mining Corporation and Computershare Trust Company of Canada*

4.81	Amendment No. 4 to Credit Facility Agreement dated June 15, 2006 among the Company, Falls Mountain Coal Inc., Pine Valley Coal Ltd. and The Rockside Foundation*

8.1	Subsidiaries of the Company*

11.1	Code of Ethics for Senior Financial Officers of the Company, including the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or person performing similar functions*

11.2	Pine Valley Mining Corporation Code of Business Conduct and Ethics*

12.1	Rule 13a-14(a) Certification by Chief Executive Officer*

12.2	Rule 13a-14(a) Certification by Chief Financial Officer*

13.1	Certification by Chief Executive Officer*

13.2	Certification by Chief Financial Officer*

*Filed herewith